

equinor

2022 Integrated Annual Report



Processing plant at Kårstø, Rogaland, Norway.

We are Equinor

Our ambition is to be a leading company in the energy transition. We aim to create value through the opportunities the energy transition brings, breaking new industrial ground by building on our 50 years of experience.

We energise the lives of 170 million people.

Every day.

Key figures 2022

Equinor is an energy company, the largest oil and gas operator in Norway, one of the world's largest offshore operators, and a growing force in renewables and low carbon solutions. Present in around 30 countries with approximately 22,000 employees, we provide reliable energy for societies worldwide and aim to be a leading company in the energy transition with the ambition to become a net-zero company by 2050.

(in USD million)	2022	2021
Total revenues and other income	150,806	90,924
Net operating income	78,811	33,663
Net income	28,744	8,576
Effective tax rate	63.4%	72.8%
Adjusted earnings*	74,940	33,486
Adjusted earnings after tax*	22,691	10,042
Free cash flow before capital distribution (in USD billion)*	32.1	27.1
Return on capital employed, adjusted*	55.2%	22.7%

* For items marked with an asterisk throughout this report, see section 5.8 Use and reconciliation of non-GAAP financial measures.

Always safe, high value, low carbon

21,936
Employees across around 30 countries

1,649 GWh
Renewable power generation, Equinor share

2,661 GWh
Total power generation, Equinor share

0.4
SIF - serious incident frequency (per million hours worked)

+8%
Gas production from the NCS. Gas production increased in response to the energy security crisis in Europe

2.5
TRIF - total recordable incident frequency (per million hours worked)

2,039 mboe/d
Oil and gas equity production

USD 52.2 billion
Current income tax expense

USD 13.7 billion
Capital distribution including dividends and share buy-backs

6.9
CO_2 intensity for the upstream oil and gas portfolio (operated 100%, kg CO_2 per boe)

Key figures – segment performance

	E&P Norway		E&P International		E&P USA	
Financial information	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
Total revenue and other income	75,930	39,386	7,431	5,566	5,523	4,149
Total operating expenses	8,315	8,915	4,183	5,237	1,501	2,998
Net operating income	**67,614**	**30,471**	**3,248**	**329**	**4,022**	**1,150**
Adjusted earnings/(loss)*	66,260	29,099	3,806	2,028	2,957	1,297
Additions to PP&E, intangibles and equity accounted investments	4,922	4,943	2,623	1,834	764	690
Operational information	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
E&P equity liquid and gas production (mboe/day)	1,387	1,364	328	342	324	373
E&P entitlement liquid and gas production (mboe/day)	1,387	1,364	235	246	279	321
Average liquids price (USD/bbl)	97.5	67.6	92.0	67.6	81.0	58.3
Average internal gas price (USD/mmbtu)	31.22	14.43			5.55	2.89

	Marketing, midstream and processing		Renewables	
Financial information	**2022**	**2021**	**2022**	**2021**
Total revenue and other income	148,105	87,393	185	1,411
Total operating expenses	144,493	86,230	269	166
Net operating income	**3,612**	**1,163**	**(84)**	**1,245**
Adjusted earnings/(loss)*	2,253	1,424	(184)	(136)
Additions to PP&E, intangibles and equity accounted investments	1,212	517	298	458
Operational information	**2022**	**2021**	**2022**	**2021**
Liquids sales volumes (mmbbl)	740.1	758.4		
Natural gas sales Equinor (bcm)	63.3	61.0		
Natural gas entitlement sales Equinor (bcm)	56.1	54.0		
Power generation (GWh) Equinor share	1,012		1,641	1,562



Hywind Scotland floating offshore wind farm, UK.

Message from the chair and CEO

Equinor's purpose is turning natural resources into energy for people, and progress for society. 2022 was a year that demonstrated how important and valuable energy is to society. The invasion of Ukraine and Russia's weaponisation of energy brought a deep crisis to a system already in imbalance. It became apparent that security of supply in Europe rests on reliable access to natural gas. The war continues to impact society and peoples' lives. As part of an aligned response to the invasion, Equinor decided on 27 February 2022 to exit Russia.

During last year, the effects of global climate change proved the strong need to act on the goals in the Paris agreement. The energy sector must innovate to cut emissions and create low-carbon energy systems. We must accelerate investments in renewables, energy efficiency, and in low-carbon solutions to decarbonise industry and society. But to safeguard a just and inclusive change of the energy system, we must secure access to affordable and reliable energy. In this context, Equinor is well positioned, as we focus on providing the energy the world needs while reducing emissions from our own operations and investing in the necessary systemic change towards net zero.

Geopolitical developments call for a balanced energy transition. More investments in energy production and infrastructure are needed to reduce the cost of energy, and security of supply and decarbonisation of the sector will be required. Enabling such a transition calls for longevity and stability of frame conditions. Even within the most ambitious goals of the Paris agreement and the net-zero scenario of the International Energy Agency, there will still be a need for oil and gas in the 2050 energy mix. A substantial part of the remaining demand will stem from the need for feedstock for industry and consumer goods to a global population of around 10 billion people. Low-carbon hydrogen produced from gas has the potential to become an important source of energy in the future. Equinor's Energy transition plan, supported by 97.5 percent of our shareholders at the annual general meeting in May 2022, outlines how Equinor will aim to deliver on its ambition to reach net zero by 2050.

In 2022, when it was more important than ever, people working for Equinor stepped up to deliver safe, secure, and reliable production with low emissions. The serious incident frequency for the company in 2022 was 0.4 per million hours worked, a slight improvement from the previous year, and the lowest frequency ever recorded. We progressed our emissions reduction (scope 1 and 2) by reaching a decline of 31 percent since 2015, taking us towards our ambition of net 50 percent reduction by 2030. In 2022, we also signed the world's first commercial agreement on cross-border CO_2 transportation and storage together with the joint venture partners in the Northern Lights project.

During the year, we have reached key milestones to deliver on our strategy through strong project execution. Johan Sverdrup phase 2 on the Norwegian continental shelf started production, adding barrels to


Chair Jon Erik Reinhardsen and CEO Anders Opedal.

a world-class oil field and making our portfolio even more robust. Peregrino phase 2 in Brazil came on stream in October, adding 250–300 million barrels while halving expected CO_2 emissions per barrel over the field's remaining lifetime. We generated first power at Hywind Tampen, the world's first floating wind farm to power offshore oil and gas platforms. Further, we matured our renewables project portfolio, and won new offshore wind leases. We aim to emerge as a leading energy player in selected international markets.

Together with partners, suppliers, and authorities, we managed to increase our gas supply to Europe by 8 percent compared to 2021. In total we produced around 2 million boe per day, and 2.7 terawatt hours of power. The CO_2 intensity of our production ended at 6.9 kg CO_2 per boe, far below the global average. Our unit production cost for oil and gas was USD 6 per barrel, confirming continued cost control. With cost inflation and continued supply chain disruption, we focus on maintaining cost competitiveness through the cycles.

Against the backdrop of the energy crisis in Europe natural gas prices rose to levels previously unseen. Our performance and focus on high production and stable delivery of oil and gas throughout the year resulted in high net operating income of USD 79 billion. This enabled us to maintain competitive shareholder returns, increasing the dividends and share buybacks during the year. At the capital markets update in February 2023, we announced a step-up in the capital distribution. We proposed a 50 percent increase in the ordinary cash dividend for the fourth quarter, to 30 cents per share. In combination with extraordinary dividend and share buy-back, we expect a total distribution in 2023 of USD 17 billion. In 2022, Equinor also contributed with USD 42.8 billion in taxes from operations on the Norwegian continental shelf. After costs, taxes, and capital distribution our free cash flow* ended at USD 23.4 billion.

Equinor's strong performance and results put the company in a robust financial position. We continue to optimise the oil and gas portfolio, accelerate renewables, and develop low-carbon solutions to deliver on our strategy. The strong cash flow from our oil and gas business together with our robust balance sheet enable us to continue investing and innovating. We aim to develop and bundle energy services and products, build new value chains, and invest in infrastructure projects, while delivering healthy and competitive returns to our shareholders. With our gas reserves and existing infrastructure, we are uniquely positioned to develop low carbon value chains. In collaboration with governments, industry, and customers, we aim to build markets for hydrogen and carbon capture and storage to achieve necessary scale. Our strategy and portfolio of producing assets and projects position us well to be a leading company in the energy transition.

Equinor is in a strong position to create value in the energy transition, by providing affordable, low carbon and secure energy. In 2030 we aim to produce around 2 million barrels of oil and gas per day, and 35-60 TWh of power from renewables annually. In addition, we are developing capacity for energy storage through batteries and green hydrogen, as well as blue hydrogen and carbon transport and storage.



Platforms Gullfaks B and C seen from Gullfaks A, North Sea, Norway.

We would like to express appreciation of our employees' strong performance under extraordinary circumstances in 2022. We would also like to thank Equinor's shareholders for their continued investment, and our stakeholders for a strong commitment.

Jon Erik Reinhardsen, chair of the board
Anders Opedal, president and CEO

Contents

About the report

Equinor publishes an Integrated annual report for 2022
Equinor has for the full year of 2022 released an Integrated annual report, which combines financial and sustainability reporting into a single document. This integration acknowledges the increasing importance of sustainability issues to the company's operational and financial performance and is in accordance with the expectations of our stakeholders. Furthermore, this format aligns with external frameworks such the Taskforce on Climate-related Financial Disclosure (TCFD) and upcoming requirements from the European Union (EU) under the Corporate Sustainability Reporting Directive (CSRD).

This report presents the
- Board of director's report (Chapters 0-3 and Chapter 5 excluding sections 5.4, 5.6, 5.9, 5.10)
- Consolidated financial statements of the Equinor group (section 4.1)
- Parent company financial statements of Equinor ASA (section 4.2) according to the Norwegian Accounting Act of 1998
- Board statement on corporate governance according to The Norwegian Code of Practice for Corporate Governance (section 5.1)
- The company's sustainability reporting, prepared in accordance with the Global Reporting Initiative (GRI) Standards.
- Communication on Progress to the UN Global Compact (advanced reporting level)

Other 2022 Reporting published on equinor.com/reports
- Annual report on Form 20-F
- Remuneration report, incl. 2021 Remuneration policy
- Payments to governments
- Oil and gas reserves report
- Human rights statement
- GRI and WEF index
- UK modern slavery statement
- Equinor datahub (ESG reporting centre)

This document constitutes the Statutory annual report in accordance with Norwegian requirements for Equinor ASA for the year ended 31 December 2022. The Integrated annual report is filed with the Norwegian Register of company accounts. Further information on the boundary conditions for sustainability data can be found in section 5.6 Additional sustainability information.

This document should be read in conjunction with the cautionary statement in section 5.10 Forward-looking statements.

The Integrated annual report may be downloaded from Equinor's website at www.equinor.com/reports. References in this document or other documents to Equinor's website are included as an aid to their location and are not incorporated by reference into this document.


Landfall at Kalstø, Rogaland, Norway.

Equinor in 2022

JANUARY

Equinor was awarded **26** new production licences on the Norwegian continental shelf (NCS), of which **12** as operator.

FEBRUARY

In response to the European security situation, Equinor stopped investments into Russia and started the process of exiting from our **Russian joint ventures.**

MARCH

We enabled **increased gas exports** to Europe with adjusted permits and postponed turnaround at **Oseberg**, allowing for high production through the summer months so storage could be replenished

Together with bp, we signed an agreement to transform New York's **South Brooklyn Marine Terminal** into a hub for the region's offshore wind industry.

APRIL

We were awarded operatorships for the development of a new CO_2 storage facility - **Smeaheia** in the North Sea, with capacity for 20 million tonnes of CO_2 annually.

MAY

At the annual general meeting, the **Energy transition plan** received support from 97.5% of the voting shareholders.

We continue to optimise our portfolio. On the NCS Equinor divested its share of the **Ekofisk** field and a share in **Martin Linge.**

Together with partners we submitted the plan for development and operation (PDO) of Halten East, a subsea development for gas and condensate, tied back to the **Åsgard field** in the Norwegian Sea.

JUNE

After an extensive programme of repairs and improvements, **Hammerfest LNG** was brought back into production.

Together with SSE Thermal, Equinor acquired **Triton Power** in the UK. Its key asset, the **Saltend power station**, is planned to be converted to run on hydrogen in the future.

JULY

To broaden our energy offering in the US, we acquired the US battery storage developer **East Point Energy LLC.**

In Brazil, **Peregrino** resumed production after having suspended operations since 2020.

Together with our partners on the Troll and Oseberg fields, we began work on the **Trollvind concept** – a 1GW floating windfarm to provide energy for the offshore fields via an onshore connection.

AUGUST

Northern Lights, a joint venture owned by Equinor, Shell and TotalEnergies, signed the world's first commercial agreement on cross-border CO_2 transportation and storage.

SEPTEMBER

Equinor celebrated its **50th anniversary**, and two books about the company's history were published.

Completed Equinor's exit from Russian joint ventures, after our withdrawal from the Kharyaga project.

OCTOBER

In Brazil, **Peregrino phase 2** with the new platform C came on stream, which will extend the field life and reduce CO_2 emissions per barrel.

A final investment decision was made on Equinor's first battery project, with the **Blandford battery storage** project in the UK.

NOVEMBER

We acquired the Danish solar developer **BeGreen**, in another step towards becoming a market-driven power producer.

Power production started at **Hywind Tampen**, the world's largest floating wind farm, which delivered the first power to the Gullfaks A platform in the North Sea.

The PDO was submitted for Irpa, a field in the Norwegian Sea, which prolongs the life of the **Aasta Hansteen** field and enables us to provide more gas to Europe.

We postponed submittal of a PDO for the **Wisting** project until 2026, based on an overall assessment including the impact of global supply chain bottlenecks.

DECEMBER

Equinor secured a ~2 GW lease in the Morro Bay area of California for commercial-scale floating offshore wind energy development.

Along with Aker BP, we submitted the PDO for the unmanned **Krafla** (now **Munin**) platform, around 35km south of the Oseberg oil field in the central North Sea.

We also submitted the PDO for **Verdande**, a subsea development that secures important oil volumes for the Norne production vessel in the Norwegian sea.

Production started from **Johan Sverdrup phase 2**, which will increase plateau production from the entire field to 755,000 barrels per day.

Production resumed at the **Njord** field following an upgrade project that will extend its lifespan by 20 years.

PDO was submitted for **Snøhvit Future**, a project to maintain high gas exports from Hammerfest LNG beyond 2030 and reduce emissions from production.

Equinor's Energy transition plan

Progress on our Energy transition plan in 2022

Equinor is making progress on the Energy transition plan that was launched in May 2022. We moved in a positive direction across each of the three main dimensions of the plan: reduction in our operated emissions; allocation of capex share to investments in renewables and low-carbon solutions (gross capex*); and reduction in the carbon intensity of energy we provide. We also took steps to operationalise our commitment to a just and inclusive transition, and to implement our biodiversity position.

Reduction in our operated emissions
Our ambition is to reduce emissions from our own operations by net 50% by 2030 compared to 2015 levels. We aim for at least 90% of this ambition to be realised by absolute reductions. In 2022, we made significant progress towards this ambition. Our total scope 1 and 2 operated greenhouse gas (GHG) emissions for 2022 were 11.4 million tonnes CO_2e, compared to 12.1 million tonnes CO_2e in 2021. In total, our operated emissions are now 31% lower than in 2015, the baseline year.

We continued our industry leading performance on CO_2 intensity and methane. Equinor's upstream CO_2 intensity was 6.9kg CO_2/boe in 2022. This is an improvement from 7.0kg CO_2/boe in 2021, well below the target of 8.0kg CO_2/boe in 2025, and on track


Progress on the Energy transition plan
Emission reductions
Net scope 1 & 2 GHG emissions[1]
31%
50%
by 2030
Upstream CO2 intensity
6.9 kg CO2/boe
IOGP average 16 kg
Methane intensity
0.02 %
OGCI average 0.2%
Gross capex to transition
Gross capex to renewables and low carbon solutions
14%
50%
by 2030
Installed capacity
0.6 GW
Equity share
CO2 storage
0.5 Million tonnes
Progress towards net zero
Net carbon intensity reduction[2]
2%
66.5g CO2e/Mj
20%
by 2030
40%
by 2035
Net zero
by 2050
[1]Baseline year 2015
[2]Baseline year 2019

towards the ambition of 6kg CO_2/boe in 2030. The average methane intensity of our operated assets in 2022 remained unchanged from the 2021 level at 0.02% - around one tenth of the OGCI (Oil and Gas Climate Initiative) industry average of 0.2%.

Capex share to transition investments

Equinor's ambition is to allocate more than 50% of our annual gross capex* to renewables and low carbon solutions by 2030 and more than 30% in 2025. In 2022 we invested 14% of our gross capex* into these areas, which is an increase of 3% compared to 2021.

Progress towards net zero

Our ambition is to reduce the net carbon intensity (NCI) of the energy we provide by 20% by 2030. This ambition includes scope 3 emissions from the use of our products. In 2022, we saw a slight decrease in NCI due to two factors: an increase in the ratio of gas to oil in our production portfolio as well as a slight decrease in overall oil and gas production. The NCI of the energy we provided in 2022 was 66.5g CO_2e/MJ, which is 1% lower than in 2021 and a 2% decrease relative to the 2019 baseline year. The 2% reduction in NCI from the 2019 baseline is in line with expectations. As deployment of renewable and CCS accelerates in the coming years, we expect to see greater progress in NCI reductions, with the majority of progress towards the 20% reduction ambition by 2030 expected in the second half of this decade. Lower overall oil and gas production resulted in a year-on-year decrease in absolute scope 3 emissions from 249 million tonnes in 2021 to 243 million tonnes in 2022.

2022 status and performance

	OIL AND GAS	RENEWABLES	LOW CARBON SOLUTIONS
STATUS 2022	• Production: 2,039 mboe/day • S1+2 emissions: 11.4 million tonnes CO_2 • Upstream CO_2 intensity: 6.9 kg CO_2/boe • Methane intensity: 0.02% • Emission reduction measures: 0.6 million tonnes	• Installed capacity equity share: 0.6 GW • Energy production: 1,649 GWh	• CO_2 storage: 0.5 million tonnes
		14% annual gross capex* to renewables and low carbon solutions	
PERFORMANCE 2022	• Start up of Johan Sverdrup Phase 2 & Peregrino Phase 2 • Start up of gas import project to reduce emissions at Peregrino • First power from Hywind Tampen floating wind farm to Gullfaks A • Installation of heat recovery unit at Statfjord B • Development plans submitted for Irpa gas field tieback and Munin field with power from shore • Hammerfest LNG brought back into production • Electrification plan submitted for Njord A field and Njord Bravo FSO • Snøhvit Future plan submitted for electrification of Hammerfest LNG and Snøhvit onshore compression • Exited Russia joint ventures	• First power production at Hywind Tampen floating wind farm • Acquired US-based battery storage company East Point Energy • Installed first foundation at Dogger Bank, the world's largest offshore wind farm • Completed construction of Stępień, a 58 MW solar power plant in Poland • Signed agreement to buy BeGreen, a leading solar developer • Won first auction for floating wind project in California • Started construction at Mendubim, a 531 MW solar project in Brazil	• Awarded operatorship for Smeaheia CO_2 storage licence • Awarded licences by UK government to store CO_2 under the UK North Sea • Agreed with Fluxys and Wintershall to develop major CO_2 infrastructure transport projects • Signed the world's first commercial deal for cross border CO_2 transport • H2H Saltend wins UK government support to progress to next round • Signed agreement with Centrica to explore development of hydrogen hub in eastern UK • MOU with Verdane on BECCS value chain • Launched project with VNG to cooperate on hydrogen, ammonia and CCS

MEDIUM TERM AMBITIONS	• Net 50% scope 1&2 GHG emissions reduction by 2030
	• Upstream CO_2 intensity:
	  • < 8kg CO_2/boe by 2025
	  • ~6 kg CO_2/boe by 2030
		• 12-16 GW installed capacity by 2030	• CO_2 transport and storage capacity:
			  • 5-10 million tonnes annually by 2030
			  • 15-30 million tonnes annually by 2035
			• Reduce maritime emissions by 50% in Norway by 2030
			• Supply hydrogen to 3-5 major industrial clusters by 2035

		>30% annual gross capex*, >40% R&D expenditure, >50% venture capex towards renewables and low carbon solutions by 2025 >50% annual gross capex* to renewables and low carbon solutions by 2030	

The changed energy security situation in Europe has resulted in both positive and negative drivers for Equinor's energy transition. Increased demand for oil and, particularly, natural gas has highlighted the need for continued production of and investment in hydrocarbons, while increased policy support for renewables and low-carbon solutions are likely to accelerate their deployment in both Europe and the US. Equinor's ability to deliver on its transition ambitions and its net 2050 ambition will continue to be dependent on enabling policy and regulatory frameworks.

Just transition for people and net-positive impact for nature
We recognise that a successful energy transition must take into account its impact on people and nature. In 2022, we launched our Just transition approach, which lays out five foundational principles to enable us to have a positive impact on the societies in which we operate, including: respect for human rights; transparency in our financial reporting and advocacy; preparing our workforce for the future; enabling sustainable supply chains; and bringing resilience to local communities. Examples of how we work to promote a just energy transition in practice can be found on equinor.com. In addition, we continued to implement our biodiversity position, going beyond the do-no-harm principle to contributing to net-positive impact, and to promote and engage on biodiversity and nature across internal and external initiatives.

Oil and gas
Equinor's oil and gas production was 2,039 thousand barrels of oil equivalent per day (mboe/d) in 2022, a marginal decrease compared to 2,079 mboe/d in 2021. The main drivers of our 6% reduction in operated scope 1 and 2 emissions were a combination of operational and portfolio measures including: divestment of our Kalundborg refinery and Bakken asset; modifications and emissions reduction initiatives at our onshore plants at Mongstad and Kårstø; and a change in strategy at several of our NCS assets from gas injection to gas exports to maximise supplies to Europe.

While the resumption of production from the Peregrino asset added emissions to our operated portfolio in 2022 relative to 2021, the implementation of a gas import solution for Peregrino in September 2022 will halve the upstream carbon intensity of the asset and avoid around 100,000 tonnes of CO_2 emissions per year. Meanwhile, Hywind Tampen, the world's first floating wind farm to supply power to offshore oil and gas platforms, represents an innovative step forward, and is set to reduce CO_2 emissions by 200,000 tonnes a year when the project is fully operational in 2023.

In 2022, Equinor also submitted development plans for several large abatement projects, including Snøhvit Future, which is intended to electrify the Hammerfest LNG facility and provide electric compressors for the Snøhvit gas and condensate field, delivering an estimated CO_2 reduction of 850,000 tonnes per year; and Njord A electrification, which will result in a reduction of 130,000 tonnes per year. As outlined in our Energy transition plan, rapid reductions in operated emissions from oil and gas in Norway depend on the availability of, and access to, low-carbon electricity supplies as well as enabling permitting and fiscal regimes.

Renewables
In 2022, Equinor's installed renewable capacity was 0.6 GW (equity share) and renewable energy production was 1,649 GWh, an increase on both metrics compared to 0.5 GW and 1,562 GWh in 2021. We saw the first foundations being laid at the Dogger Bank offshore wind farm in the UK and completed the Stępień solar project in Poland. In addition, Equinor was selected as a provisional winner of a lease area on the California Pacific outer continental shelf, one of the world's most attractive growth regions for offshore wind; and we acquired BeGreen, a Danish solar developer with a strong project pipeline.


Hammerfest processing plant for LNG at Melkøya, Hammerfest, Norway.

Low carbon solutions
In 2022, Equinor stored 0.5 million tonnes of CO_2, increased from 0.3 million tonnes in 2021. Accumulated, Equinor has stored 26.3 million tonnes of CO_2 since 1996.

For our low-carbon solutions business, 2022 was a year of continued progress in developing the value chains that will enable hydrogen and carbon capture and storage (CCS) to be key enablers in the transition. We announced the world's first commercial agreement on cross-border CO_2 transportation and storage between the Northern Lights partnership and the fertiliser company Yara. We were also awarded new operatorship for the Smeaheia CO_2 storage site in Norway; CO_2 storage licences in the UK; and continued UK government support for our pioneering H2H Saltend low-carbon hydrogen project.

1 About Equinor and our strategy



Processing plant at Kårstø, Rogaland, Norway.

1.1 This is Equinor

We are an international energy company headquartered in Norway, with 22,000 employees in around 30 countries. Our **purpose** is to ***turn natural resources into energy for people, and progress for society***. Our values - ***open, courageous, collaborative and caring*** - guide our decisions and how we engage with each other, our partners, and the societies in which we operate.

We are the largest supplier of energy to Europe, a world-leading offshore operator, the largest oil and gas operator in Norway, and an international pioneer in renewables and low-carbon solutions. Today, in an increasingly unpredictable world, our deliveries of oil, gas and wind power provide a vital and stabilising contribution to Europe's energy security, both in the short and long term.

We support the United Nations' (UN) sustainable development goals (SDGs) and the importance of contributing to resolving the world's energy trilemma of security, affordability, and climate change. We support the Paris agreement and aim to become a net-zero company by 2050. We combine industrial strength with innovative thinking, expertise, and collaboration, enabling us to play a meaningful role in the global energy transition.

Our Energy transition plan was approved by the annual general meeting (AGM) in May 2022. It charts our course towards achieving our net zero ambition through short-term actions and medium-term ambitions, showing that we have the strategy, ambition, capabilities, and track record to achieve them.

We are publishing our first integrated annual report, combining financial and sustainability (ESG) reporting. The AGM also endorsed an amendment to our object-clause to reflect our direction as a broad energy company.

Alongside our net zero ambition, we will remain a reliable energy supplier and ensure long-term value creation for our shareholders. We have access to key suppliers, markets, systems, technology, and policymakers. For decades, we have played a unique role in shaping energy systems across Europe through partnerships with governments, society, and businesses.

Our **vision** - ***shaping the future of energy*** - sets a clear direction. Future energy systems must differ substantially from current systems, and the energy industry has the expertise and resources to change them.

Our oil and gas production emissions are already among the lowest in the industry. By 2030, our ambition is to reduce CO_2 emissions from our own oil and gas operations by 50% from the reference year 2015, as well as allocate more than 50% of annual gross investments* to renewables and low-carbon solutions.

To transform the energy system, we must make substantial investments—and quickly—in new solutions.

We have defined four key areas in which we are well qualified to succeed and set clear ambitions:

- Oil and gas: Decarbonise and maintain value creation
- Offshore wind: Industrialise and upscale
- Carbon capture and storage (CCS): Industrialise and commercialise
- Hydrogen: Scale up production and develop new value chains

There are clear synergies between our expertise from existing onshore operations and a future CCS and hydrogen portfolio. The extent of our engagement is demonstrated by our proactive participation in Northern Lights, Norway Energy Hub, Clean Hydrogen to Europe (CHE), H2H (Hydrogen to Humber) Saltend, Hywind Tampen and Snøhvit future.

Even in the most optimistic future scenarios for the energy transition, the world will remain dependent on oil and gas for energy and petrochemicals for decades to come. Therefore, it is important that the hydrocarbon resources produced are produced with the lowest carbon footprint possible.

In the years ahead, we will develop new value chains with suppliers, customers and authorities. We believe that industrial scale, innovation and technology development hold the key to the energy transition. However, the scale of the task means that achieving it will depend on the foresight and wisdom of leaders, policymakers, science and industry combined.


Jostein Alfsvaag
Processing plant at Kårstø, Rogaland, Norway.

1.2 Our History

18 SEPTEMBER 1972

Equinor, formerly Statoil, was formed by a decision of the Norwegian parliament and incorporated as a limited liability company under the name Den norske stats oljeselskap AS. At the time owned 100% by the Norwegian State, Equinor's initial role was to be the government's commercial instrument in the development of the oil and gas industry in Norway. Growing in parallel with the Norwegian oil and gas industry, Equinor's operations were primarily focused on exploration, development and production of oil and gas on the Norwegian continental shelf (NCS).

1979 – 1981

The **Statfjord** field was discovered in the North Sea and commenced production. In 1981 Equinor, then called Statoil, was the first Norwegian company to be given operatorship of a field, at **Gullfaks** in the North Sea.

1980S AND 1990S

Equinor grew substantially through the development of the NCS (Statfjord, Gullfaks, **Oseberg, Troll** and others). In the 1990s, Equinor started to grow internationally, becoming a major player in the European gas market by entering into large sales contracts for the development and operation of gas transport systems and terminals. During these decades, Equinor was also involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations. This line of business was fully divested in 2012.

2001

Equinor was listed on the Oslo and New York stock exchanges and became a public limited company under the name Statoil ASA, now Equinor ASA, with a 67% majority stake owned by the Norwegian State.

2007 - 2017

Equinor's ability to fully realise the potential of the NCS and grow internationally was strengthened through the merger with Norsk Hydro's oil and gas division on 1 October 2007. Equinor's business grew as a result of substantial investments on the NCS and internationally. Equinor delivered the world's longest multiphase pipelines on the **Ormen Lange** and **Snøhvit** gas fields, and the giant Ormen Lange development project was completed in 2007.

By 2007, Equinor had expanded into Algeria, Angola, Azerbaijan, Brazil, Nigeria, UK, and the US Gulf of Mexico, amongst others.

2017 - 2019

Statoil ASA changed its name to Equinor ASA, following approval of the name change by the company's annual general meeting on 15 May 2018. The name supports the company's strategy and development as a broad energy company in addition to reflecting Equinor's evolution and identity as a company for the generations to come.

The **Johan Sverdrup** field came on stream in October 2019. It is powered by electricity from shore, making it one of the most carbon-efficient fields worldwide.

2020 - 2021

Equinor sets an ambition be a leading company in the energy transition and to become **a net-zero company by 2050**, including emissions from production to final energy consumption.

Equinor announced changes to the reporting segments, corporate structure and the corporate executive committee (CEC) to further strengthen its ability to deliver on the always safe, high value, low-carbon strategy. The changes will support improved value creation from Equinor's world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low-carbon solutions.

In January 2021, civil works began at the **Northern Lights** development for carbon transport and storage. In June 2021, the final investment decision was made for the first phase of the development of the **Bacalhau** field. The **Martin Linge** field was brought on stream in June 2021, driven by electric power from shore. The third phase of the **Troll** field development came on stream in August 2021, producing from the Troll West gas cap. The electrification of **Troll West** is underway. In November 2021, the decision was made to develop the third phase of the **Dogger Bank** offshore windfarm. To meet growing demand, Equinor **scaled up gas production** from the NCS in 2021.

Shaping the **future** of energy

Integrating five decades of advances ...

50 years experience offshore Oil & Gas

25 years experience from Carbon capture and storage

20 years since Hywind floating wind concept

15 years since H_2 hydrogen concept

5 years digital acceleration

2030 Ambitions of 50% GHG emissions reduction (S1+2) & >50% share of annual gross capex to renewables and low carbon solutions

2040 Ambition to become hydrogen and CCS leader

2050 Aim to transform to a net-zero company

... to enhance **competitive advantage** for the future

1.3 Our Business

A broad energy company

We are an international energy company committed to long-term value creation in a low-carbon future. Our portfolio of projects encompasses oil and gas, renewables, hydrogen and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050.

Oil and gas

Equinor produces around two million barrels of oil equivalent daily and is responsible for about 70% of Norwegian oil and gas production. In 2022, Equinor's activity outside Norway accounted for around one-third of the company's total oil and gas production, and this is expected to increase. The Peregrino field in Brazil and the Mariner field in the UK are our largest operatorships outside Norway.

Refining, processing and marketing

Our refinery, processing plants and terminals transform crude oil and natural gas into everyday commodities such as petrol, diesel, heating oil and consumer-ready natural gas. Transportation and marketing, and trading of our products maximise value creation. Most of our products are exported from Norway to continental Europe, but we also export to the UK, North America and Asia.

Equinor also markets and sells the Norwegian State's share of natural gas and crude produced on the NCS.

Where we are


Argentina
Brazil
Suriname
Bahamas
USA
Canada
Angola
Nigeria
Algeria
Libya
Germany
Poland
Ireland
UK
Belgium
Netherlands
Norway
Denmark
Azerbaijan
India
Tanzania
Russia
South Korea
Japan
China
Singapore
Exploration
Development & production
Marketing & trading
Refining & processing
Low carbon project funnel
Renewables
Operator of assets
Presence
Representative office

Renewable energy

Equinor provides more than one million European homes with renewable power from offshore wind farms in the UK and Germany. We develop some of the world's largest offshore wind farms in Europe and the US and are in the process of building a solar portfolio through partnerships in energy farms in Argentina and Brazil and wholly owned subsidiaries in Denmark and Poland. By 2030, we aim to have grown our installed renewables capacity (equity-based) from 2022's 0.6 GW to 12-16 GW and produce 35-60 TWh annually.

Carbon capture and storage

Equinor is pursuing new business models to make carbon capture and storage (CCS) viable. We have 25 years of operational experience from CCS, and more than 15 years of experience from technology development within large-scale hydrogen value chains including transport and CCS. Together with our joint venture partners we are developing the Northern Lights infrastructure for transportation and storage of CO_2. The project is part of the Norwegian government's project for full-scale carbon capture, transportation and storage in Norway.

Technology development
Equinor's strong ability to develop and apply new technologies and digital solutions constitutes a competitive advantage. Digital technology is a key enabler for us to develop into a leading company in the energy transition. Our ambition is to allocate 40% of our research and development capital towards renewables and low-carbon solutions by 2025.

Equinor's competitive position
We are an energy pioneer with a focused strategy built on our offshore experience and technology leadership. Equinor's history and experience building the oil and gas industry in Norway from the 1970s still represent some of the most distinct competitive advantages for the company 50 years later. As an offshore pioneer and technology developer in Norway, with examples such as piped gas infrastructure network that started with Statpipe and revolutionary subsea technology development such as the world's first subsea gas compression plant on the Åsgard template.

The experience and learnings from industrial and technological developments in Norway and the NCS have been a catalyst for our assets and operations outside of Norway to ensure safer, more valuable, and lower emissions internationally. In addition to the industrial and technology DNA originating from the 1970s, we create value as an early mover and industry shaper. Examples such as CCS at the Sleipner field from the 1990s and testing the floating offshore wind concept in the Hywind demo in the late 2000s have contributed to our latest technology developments of Northern Lights and Hywind Tampen.



Landfall at Kalstø, Rogaland, Norway.

How we are organised

Equinor's assets and operations are organised through the following business areas:


equinor

Digital twin in use at Northern Lights the development of infrastructure for transport and storage of CO_2, Øygarden, Norway.

Exploration & Production Norway (EPN) explores for and extracts crude oil, natural gas and natural gas liquids in the North, Norwegian and Barents Seas. EPN aims to ensure safe and efficient operations and transform the NCS to deliver value for many decades. EPN is shaping the future of the NCS with a digital transformation and solutions to achieve a lower carbon footprint and high recovery rates.

Exploration & Production International (EPI) manages Equinor's worldwide upstream activities in all countries outside Norway. EPI operates across five continents, covering offshore and onshore exploration and extraction of crude oil, natural gas and natural gas liquids, and implements rigorous safety standards, technological innovations and environmental protection. EPI intends to build and grow a competitive international portfolio, including through partner-operated activities

Renewables (REN) reflects Equinor's long-term goal to complement its oil and gas portfolio with profitable renewable energy. REN aims to acheive this by continuing to combine Equinor's oil and gas competence, project delivery capacities and ability to integrate technological solutions. REN is currently responsible for wind farms, solar as well as other forms of renewable energy and energy storage.

Marketing, Midstream. & Processing (MMP) works to maximise value creation in Equinor's global midstream and downstream positions. MMP is responsible for the global marketing and trading of crude, petroleum products, natural gas, electric power and green certificates, including marketing of the Norwegian State's natural gas and crude resources on the NCS. MMP is responsible for onshore plants and transportation in addition to the development of value chains to ensure flow assurance for Equinor's upstream production and to maximise value creation. Low-carbon solutions, such as carbon capture and storage and other low-carbon energy solutions, are also a part of MMP's responsibility.

Projects, Drilling & Procurement (PDP) is responsible for oil and gas field development and well delivery, development of wind power, CCS and hydrogen projects, and procurement in Equinor. PDP aims to deliver safe, secure and efficient project development and well construction, founded on world-class project execution and technology excellence. PDP utilises innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Value is being created together with suppliers through a simplified and standardised fit-for-purpose approach.

Technology, Digital & Innovation (TDI) is responsible for research and technology development within Equinor to further support the business. This includes identifying potential new businesses and value chains for Equinor.

1.4 Equinor's market perspective



LNG tanker Arctic Voyager, Melkøya, Hammerfest, Norway.

Market overview

At the start of 2022, the global economy remained dampened by Covid-19, and energy markets were already tight when Russia's invasion of Ukraine impacted heavily on global energy systems and Europe's security situation. The cessation of importing energy from Russia to Europe and an increased focus on energy security and affordability resulted in Equinor becoming the largest gas supplier to Europe in 2022.

Although the Russian and Ukrainian economies were small in a world context, they played an influential role in energy and commodity markets. Many European economies relied upon Russian energy and trade links, and rising prices suppressed economic activity, despite support schemes. The US economy was more sheltered from the fallout but is increasingly impacted by elevated inflation, rising interest rates and weaker global demand. The zero-Covid policy in China persisted for most of the year, hampering recovery in domestic activity.

As we enter 2023, the world economy is teetering on the brink of recession, with several regions facing periods of negative growth[1]. A cost of living crisis is materialising as higher energy prices and inflation are met by further fiscal tightening and higher interest rates. The outlook still has downside risks, including a potential worsening of the European security situation, a deepening energy crisis, a failure to curb inflation, and uncertainty over Chinese growth.

Oil prices

The key oil price marker for Europe, dated Brent crude, began 2022 at just below 80 USD/bbl, rising towards 100 USD/bbl in a tight market before the invasion of Ukraine and peaking at 137 USD/bbl on 8 March, as several countries and companies introduced voluntary cuts on purchases of Russian crude oil.

When the member countries of the International Energy Agency (IEA) agreed to release strategic supplies in storage, and the US followed suit, prices fell to around 100 USD/bbl. However, US and EU bans on Russian oil products led to a new price hike, with oil reaching almost 133 USD/bbl on 14 June.

Prices subsequently declined slowly, reaching a low of 77 USD/bbl in early December due to fears of lower industrial activity caused by gas shortages, inflation and higher interest rates. Market players weighed the risk

1 Growth in 2022 was 3.1% year-on-year, projected to be 2.4% in 2023. GDP growth rates are from IMF World Economic January 2023.

that oil demand would fall below even the constrained oil supply, a discussion still ongoing at year-end since the results of fiscal measures may only be seen in Q1 2023. The price drop was also driven by paper market effects, as higher price volatility led to higher margin calls. Notably, sanctions on Russian exports of refined products led to exceptionally high refinery margins, so our standard margin for an upgraded refinery in Europe averaged 21.2 USD/bbl for 2022, compared to 4.6 USD/bbl in 2021.

Natural gas prices and European electricity and CO_2 prices

Gas prices – Europe
European natural gas prices rose by around 135% year-on-year in 2022, having reached an all-time high of around 90 USD/MMBtu in August, with Russian flows curtailed by roughly 75 Bcm year-on-year. LNG imports played a major role in replacing lost Russian flows, increasing by almost 70% year-on-year. Security of supply measures regained focus, with countries working to bring new LNG import capacity online and filling storage capacity ahead of the winter season. Additional pipeline supplies were seen from Norway and Azerbaijan. High prices and mild weather in the fourth quarter of 2022 resulted in sharp declines in residential and industrial demand. The European Commission also proposed a series of emergency interventions during the year to limit the effect of high energy prices, such as windfall taxes, joint gas purchases, and a market correction mechanism to cap Dutch TTF hub prices.

Gas prices – North America
The Henry Hub spot price averaged 6.4 USD/MMBtu for the year, a jump from the 3.9 USD/MMBtu average in 2021. Strong domestic demand and LNG export outpaced production growth for the year. Producers continued to prioritise capital discipline rather than unchecked production growth. Gas rig activity levels finally returned to pre-pandemic levels in the second half of 2022, and meaningful production growth started to materialise towards year-end. On the demand side, record heat waves across the country supported high power demand throughout the summer. US LNG exports grew by ~15% year-on-year, from 110 to 127 bcm, despite the Freeport LNG terminal being offline for half a year. Extremely high international gas prices drove terminal utilisation up and exports to record highs.

Global LNG prices
Global LNG spot prices were highly volatile in 2022, with the Asian LNG price ranging from 18.9 USD/mmBtu to 84.8 USD/mmBtu. The average Asian LNG spot price increased from 18.4 USD/mmBtu in 2021 to 34 USD/mmBtu in 2022, driven by a surge in LNG demand in Europe. Europe suffered from congestion at LNG regasification terminals and pipeline infrastructure connecting end markets, limiting the inflow of gas to high-demand areas, such as Germany. This resulted in large price differentials between LNG delivered to Northwestern Europe and the Dutch TTF hub price, which reached a record 29.6 USD/mmBtu in early October. These bottlenecks eased going into 2023, with several floating LNG terminals swiftly deployed on the continent and enhancements made to pipeline infrastructure. Gas demand declined in Asia due to high LNG prices and additionally in China due to Covid-19 lockdowns, which released LNG volumes for Europe.

European electric power and CO_2 prices
Power prices in major West European markets (the UK, France, Germany, Belgium, Netherlands, Spain, and Italy) averaged 245 EUR/MWh in 2022, up 117% year-on-year. Although 2022 was expected to be a welcome end to the pandemic with an uptick in production and demand, the European security situation overshadowed everything. Power price volatility was extreme, and European governments intervened in regional markets to combat ever-rising prices.

Whilst the EU ETS (CO_2) allowance price in 2021 saw a steady rise, the 2022 price was more volatile due to the introduction of emergency legislation in the energy market and uncertainty surrounding the Fit for 55-package and RePowerEU. Nevertheless, the price maintained a growth trend, with an average price of EUR 81/tCO_2 and a record high of EUR 98/tCO_2 in August. Going forward, we expect the EU ETS allowance price to be driven by a persistent gas-to-coal switch due to a tight gas market and RePowerEU.

After European power and natural gas prices reached an all-time high in August 2022, the EU agreed temporary, but extendable market intervention measures including a mandatory reduction in power consumption during peak hours and a 10% target for overall power demand reduction. Also agreed was an inframarginal revenue cap for power generators as well as a solidary fiscal contribution from the oil, gas, coal and refinery sectors with activities within the territory of the Union. Various industrial actors are pursuing legal challenges to these decisions. Regarding natural gas a temporary dynamic cap mechanism applicable to the TTF and extendable to other trading places if proposed by the European Commission was agreed. The EU Agency for the Cooperation of Energy Regulators (ACER) and the European Securities and Markets Authority (ESMA) have in a recent report concluded that no significant impacts (positive or negative) on prices can be unequivocally and directly attributed to the adoption of this mechanism. However, both regulators indicate that this situation could change if prices rise and the prospect of the cap being triggered comes into view. The European Commission has also initiated the preparation of a targeted electricity market reform and this proposal is expected for medio March 2023. Member States remain split both in terms of the scope and timing of such a reform effort.

1.5 Equinor's strategy


Concrete foundations for Hywind Tampen floating offshore wind farm, Dommersnes, Rogaland, Norway.

2022 has been both a complex and an extraordinary year for the oil and gas industry due to the Russian invasion of Ukraine and its consequences for energy security in Europe, weakened economic growth, and inflation, but also with higher than ever profits experienced by the energy industry. In this context, our strategic beliefs stand firm with climate change being a key challenge. The world's energy systems are in transition to meet this challenge.

As Equinor transforms, we work towards striking the right balance between supporting our core, generating cash flow to enable the energy transition, growing business in new energy areas, and continuing as an attractive investment for our shareholders.

A leading company in the energy transition

By 2030, we aim to be a leading provider of renewable energy and low-carbon solutions, alongside our continued optimised oil and gas portfolio. We aim to continue being Norway's energy major and emerge as a leading energy player in select international markets.

We have developed a comprehensive Energy transition plan to become a net-zero company by 2050, including emissions from production and final consumption.

In 2030, our ambition is to have reduced the net carbon intensity by 20%, and by 40% in 2035. We aim to achieve this reduction by directing more than 50% of our annual gross investments in 2030 towards renewables and low-carbon solutions while continuing our efforts to reduce our emissions from the production of oil and gas.

Over the next ten years, we aim to generate a substantial cash flow from oil and gas, as our operations on the NCS are expected to continue delivering positive cash flow at low prices, short payback times, leading breakevens and top quartile production cost, and among the lowest carbon intensity per barrel of oil. Internationally, the oil and gas portfolio will contribute significantly to after-tax cash flow as high-value development projects come onstream from the mid-2020s. The cash flow will be used to add to our portfolio, invest in our transition, and create value for shareholders and society.

We aim to accelerate growth in offshore wind from a strong industrial position to being among the top global players. We are also positioning for success in low-carbon solutions developing industrial value chains in CCS and hydrogen, and aiming for CCS leadership in Europe.

Overall strategic framework

Our Strategic Beliefs

- Creating value through the energy transition
- Net-zero ambition gives new industry opportunities
- Technology excellence and innovation define winners
- Market dynamics set margins under pressure

Our Strategy

Optimised Oil & Gas Portfolio
- capitalising on an advantaged portfolio as a strong cash engine to fund decarbonisation and transition activities.

We expect our oil and gas portfolio to continue to provide strong free cash flow in the coming years based on our current price assumptions.Reducing emissions from operations will remain a top priority. We will pursue activities where we have the competence, experience, scale, and an overall competitive advantage to secure a leadership position. This will be on the NCS and in select international areas where we can add value by combining use of existing infrastructure, improving oil recovery, executing strict production cost control thereby achieving faster return on investments.

Equinor is divesting lower performing or non-strategic assets. Improving efficiency will remain a priority, driven by implementation of technology at scale, digitalisation and automation. When we access new acreage and future exploration, we will focus on areas where we already have activity and existing infrastructure, ensuring shorter time span from discovery to production to capitalise on previous investments. Frontier exploration will be limited.

High Value Growth in Renewables
- accelerated deployment to establish a strong industrial position for value-driven growth.

Equinor aims to be among the top global players in offshore wind, with 12-16 gigawatts of installed renewables capacity by 2030. Focusing on a high value growth in renewables both onshore and offshore, Equinor's renewable portfolio will also contribute to significant value creation.

Equinor is building a profitable renewables business, looking to increase returns through regional synergies, project financing, strategic farm downs, and inorganic growth. We seek to execute projects at scale, strive for technical improvements, and drive profits from energy trading. Equinor has a position of advantage in floating offshore wind and seeks to reduce costs through industrial scale projects like Hywind Tampen. Through early access to less mature markets, where both the risk and the potential returns are higher, Equinor can build leadership positions. Equinor is continuously seeking business opportunities in select renewable markets onshore.

New Market Opportunities in Low Carbon Solutions
- becoming a leader in carbon management and hydrogen.

Low carbon value chains will be critical to decarbonise the global economy. Equinor is uniquely positioned to become a leader in CCS and hydrogen in Europe. Equinor is actively contributing to maturing these markets and aims to achieve a leadership position in the European CCS market with a market share above 25%. We expect government subsidies to play a key role over the next decade with policy choices supporting the industry in developing markets for CCS and hydrogen. Equinor has a strong starting point on the NCS and in the UK. The company draws on 25 years of operational experience from CCS at Sleipner and Snøhvit and decades of commercial partnerships with key industrial customers in Europe. Equinor is already a participant in leading projects to industrialise CCS and hydrogen like Northern Lights, Smeheia license and hydrogen clusters in the UK. Equinor is prepared to scale up investments and technologies as markets mature.

Our strategic pillars and material topics

Always Safe	High Value	Low Carbon
Safe and secure operation	Efficient and predictable operations	Net zero pathway
Protecting nature	Profitable portfolio	Emission reduction
Tackling inequality	Value creation for society	
	Integrity and anti corruption	

Governance and People

Our strategic pillars stand firm

Always safe, High value, Low carbon will continue to guide our business


N
Always safe, high value, low carbon

Always Safe

Safety is our top priority and the core of our licence to operate. To us, this means safety for our people, the environment and the societies in which we operate. We work hard to reduce risk and avoid incidents and injuries, both among our own employees and those of our suppliers. We shall respect human rights and support diversity, equality and inclusiveness in all our operations.

Low carbon

Our long-term ambition is to become a net zero company by 2050. This ambition is supported by our Energy transition plan and is backed by actions such as: Reducing emissions from our oil and gas operations, increasing renewables capacity, establishing value chains in CCS and hydrogen, increasing the share of non-combusted products from hydrocarbons, and using high-quality carbon sinks. In the longer term, a decline in oil and gas production will also drive reductions in net carbon intensity towards net zero in 2050.

High Value

Competitive performance and efficiency improvements will remain a priority. Our portfolio is resilient to low prices, has fast return on investments and world-class breakevens. We are growing cash flow from its international portfolio, making it more robust towards lower prices. Through our leading positions in the offshore wind market and low-carbon solutions, we are building a pipeline of future projects within offshore and onshore renewables, CCS and hydrogen. We are utilising our trading and midstream capabilities to optimise the portfolio of commodities that we provide to our customers, together with new products and services from low-carbon solutions.

High value also means providing value to the societies in which we operate, by optimising local employment and procurement, contributing with taxes and maintaining high ethical, non-corrupt practices.

Material topics

Our purpose is to turn natural resources into energy for people and progress for society. This requires an understanding of the interplay between our business activities and the societies and ecosystems in which we operate.

We have identified nine topics that we believe are key to deliver on our strategy. In line with the concept of double materiality, these are topics that may significantly affect our financial or operational performance, or that may significantly impact societies and ecosystems in which we operate. The figure on the right summarises Equinor's 2022 material topics according to our strategic pillars, and the rational for their selection.

Research and development

Technology and innovation are enablers to deliver on our strategy. Building on a strong technology legacy, we leverage technology development and implementation of innovative solutions to enhance value and create opportunities for current and future assets.

We continuously evolve our technology direction to capitalise on external innovation and internal capabilities, thereby transforming through technology, and to:

- Deliver technology impact to the business today
- Scale technologies to build the company of tomorrow
- Transform into a data-driven company

Engagement with technology builds upon a set of principles that emphasizes on embedding data and digital into activities, scaling for competitive advantage, integrating different technologies to gain from synergies, developing distinct capabilities, strategic partnership between business lines and technology teams and co-innovating with industry partners. We leverage different tools such as in-house research and development activities, cooperation with academia, research institutions and suppliers, venturing in startups and scaleups and open innovation challenges.

Equinor's 2022 material topics

Always safe

Safe and secure operations: Ensure the health, safety and security of people, environment and assets. As an international operator of exploration, project development, oil and gas production, refineries, gas plants, solar and wind farms, Equinor faces a range of potential safety and security risks.

Protecting nature: Preventing the loss of biodiversity and enhancing the diversity and resilience of ecosystems in which Equinor operates. Being present in around 30 countries, Equinor's operating activities onshore and offshore have actual or potential impacts on nature.

Tackling inequality: Respecting and protecting human rights in Equinor's own activities and supply chain. Creating a diverse and inclusive workplace with equal opportunities and human capital development, and where discrimination is not tolerated in any form. Equinor employs a large and diverse workforce, with operations and supply chains in geographies with a high risk of human rights violations.

High value

Efficient and predictable operations: Optimisation and management of operations, turnarounds, and technological innovation. Equinor's core business activity is energy provision for society, which relies on optimal operational performance. This is especially important in the current economic climate with tight energy supply and high demand.

Profitable portfolio: Portfolio development and composition to ensure ongoing profitability with risk assessment and management of current asset base. Equinor operates a large global portfolio of assets across several energy resources. The composition and development of this portfolio influence our ability to ensure continued profitable business activity and long-term value to shareholders.

Value creation for society: Generating revenue, job opportunities and economic well-being through local employment, procurement and taxes. Delivering value to society at large and to our host communities, in particular, is fundamental to the success of our ongoing business activities and the energy transition.

Integrity and anti-corruption: Preventing corruption and ensuring ethical business culture across the company. Equinor is a global company with a large number of business relationships and is present in parts of the world where corruption is a high risk.

Low carbon

Net zero pathway: Achieving net-zero greenhouse gas emissions by 2050, including emissions from the use of our products. Equinor believes that a net zero pathway creates new business opportunities and is aligned with our purpose of delivering energy to people and progress for society.

Emission reductions: Reducing GHG emissions from own production and the use of our products. Equinor has significant GHG emissions, and reducing emissions within this decade is urgent to be aligned with the Paris agreement.

1.6 Capital and liquidity management

Capital Distribution
Equinor is ambitious to grow the annual cash dividend in line with long-term underlying earnings, in addition to buying back shares.

When deciding the interim dividends and recommending the total annual dividend level, the BoD take into consideration a range of factors, including the macro environment, expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. Dividends are declared in USD. For further details on Equinor's dividend policy see section 5.1.

As part of our distribution of capital to shareholders, Equinor also buys back shares. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme are cancelled. According to a separate agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian State's shares will be redeemed and annulled at the annual general meeting, ensuring that the State's ownership interest in Equinor remains unchanged at 67%. Execution of share buy-backs after the 2023 annual general meeting is subject to a renewed authorisation, including renewal of the agreement with the Norwegian State. Share buy-backs will be executed within applicable safe harbour provisions.

During the year we have increased our cash dividend from USD 0.20 ordinary dividend per share and USD 0.20 extraordinary dividend per share in the first quarter. The extraordinary dividend increased to USD 0.50 per share in the second quarter and to USD 0.70 per share in the third quarter. For the fourth quarter of the year, the board proposes to the AGM an ordinary cash dividend of USD 0.30 per share, and an extraordinary quarterly dividend of USD 0.60 per share.

For 2022, Equinor initiated a USD 5,000 million share buy-back programme which was increased to USD 6,000 million later in the year. The 2022 share buy-back programme started with the first tranche in February 2022 and ended with the fourth tranche, which was completed in January 2023. The Norwegian State share related to the second, third and fourth tranches of the 2022 share buy-back programme and to the first tranche of the 2023 share buy-back programme, amounting to USD 4,020 million, will be redeemed in 2023. Redemption is subject to approval in the annual general meeting in May 2023.

Debt and credit rating
Equinor generally seeks to establish financing at the corporate (top company) level. Loans or equity are then extended to subsidiaries to fund their capital requirements. Project financing may be used in cases involving incorporated joint ventures with other companies. The aim is to always have access to a variety of funding sources across different markets and instruments, as well as maintain relationships with a core group of international banks that provide a wide range of banking services.

Our credit rating target is within the single A category on a stand-alone basis. This rating ensures access to relevant capital markets at favourable terms and conditions.

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and issuances under a Shelf Registration Statement filed with the SEC in the US and a Euro Medium-Term Note (EMTN) Programme (programme limit EUR 20 billion) listed on the London Stock Exchange. In addition, Equinor has a multicurrency revolving credit facility of USD 6 billion, including a USD 3 billion swing line (same day value) option. The credit facility is used as a backstop for the group's US Commercial Paper Programme and has a sustainability linked financing element included in the loan agreement related to Equinor's CO_2 upstream intensity target. Equinor believes that given its current liquidity reserves, including the committed revolving credit facility of USD 6 billion and its access to global capital markets, Equinor will have sufficient funds available to meet its liquidity and working capital requirements.

Equinor did not issue any new bonds in 2022 and 2021. The redemption profile of previously issued bonds by currency denomination is shown below. This includes bonds issued in the US and European bond markets. All the bonds are unconditionally guaranteed by Equinor Energy AS. Equinor manages its interest rate exposure on it bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed / floating mix on interest rate exposure may vary from time to time. After the effect of currency swaps, the major part of Equinor's borrowings is in USD.

Long-term debt maturity profile


10.0
8.0
6.0
4.0
2.0
-
USD billion
2023-2025
2026-2030
2031-2040
2041-2050
Year
USD
EUR
GBP
NOK

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of long-term debt, interest rate risk, currency risk and available liquid assets. In addition, interest rate derivatives, primarily interest rate swaps, are used to manage the interest rate risk of the long-term debt portfolio.

As of 31 December 2022, Equinor had a long-term credit rating of Aa2 (Moody's Investors Service) and AA- (Standard & Poor's Global Ratings), including an uplift due to state ownership (two notches from Moody's Investors Service and one notch from Standard & Poor's Global Ratings compared to their respective stand-alone credit rating assessments of Equinor). This rating is well above our rating target and ensures sufficient predictability when it comes to funding access at attractive terms and conditions.

Liquidity management
Equinor diversifies its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2022, approximately 25% of Equinor's liquid assets were held in USD-denominated assets, 26% in NOK, 36% in EUR, 7% in SEK, 3% in DKK and 3% in GBP before the effect of currency swaps and forward contracts. Approximately 31% of Equinor's liquid assets were held in time deposits, 37% in treasury bills and commercial papers, 11% in corporate bonds, 7% in money market funds and 0% in current accounts. As of 31 December 2022, approximately 14% of Equinor's liquid assets were classified as restricted cash (including collateral deposits).


TRICTIONS
The Johan Sverdrup field, North Sea, Norway.

1.7 Sustainability at Equinor

To be sustainable, the energy transition as well as being economically viable requires simultaneously providing energy with lower emissions whilst also addressing the unprecedented loss of nature and biodiversity and the need for a just, inclusive, and transparent transition. The interconnectivity and inter-dependency between these issues further require governments, civil society, and private sector entities such as Equinor to adopt integrated and holistic approaches. The way Equinor responds to these challenges is fundamental to our strategy and delivering on our purpose.

In 2022, Equinor made a strategic decision to further integrate sustainability priorities into the strategy and management of the company. We defined nine financial, operational, and sustainability-related topics that are critical to achieving our strategy; and we set ambitions for each topic to measure and report our progress to the board and our stakeholders in a coherent way (see chapter 2 for further details). From a sustainability perspective, Equinor has three overarching priorities: (i) Net zero by 2050; (ii) Evolving from a 'do no harm' principle to a nature-positive contribution; and (iii) Ensuring a just transition. Good governance and transparency are key enablers.

At both a strategic and operational level, we seek to embed these priorities into relevant governance, risk management and assurance, and decision-making processes. Alongside addressing these priorities in our own operations and projects, we seek to influence our partners and increasingly recognise the importance of understanding and managing these issues throughout our supply chain. We further recognise that external dialogue and collaboration are key to understanding and ensuring a relevant and long-lasting contribution.

" Equinor aims to support sustainable development through contributing to the energy transition whilst also addressing biodiversity loss and the need for a just transition." Anders Opedal, CEO of Equinor.


Hywind Scotland floating offshore wind farm, UK.

The effectiveness of our sustainability management approach is regularly evaluated through performance reviews at several levels, including the board of directors (BoD), the BoD's safety, sustainability and ethics committee (SSEC), the corporate executive committee (CEC), and by corporate functions and business areas. Internal and external audits, verifications and self-assessments constitute key assurance elements of our management approach. We conduct internal and external benchmarking and participate in external performance ratings for the same purpose.

Equinor supports the UN SDGs and shares the view that business has a key role to play in delivering on and contributing to the goals. Equinor supports all the 17 SDGs and contributes especially to the following six goals: quality education, affordable and clean energy, decent work and economic growth, climate action, life below water, and partnerships for the goals.

Our sustainability reporting is prepared in accordance with the Global Reporting Initiative (GRI) Standards (2021). The information provided is also aligned with the World Economic Forum Stakeholder Capitalism reporting metrics. The report, along with its referenced information, forms Equinor's Communication on Progress (CoP) to the United Nations Global Compact (UNGC).

In alignment with industry practice and regulatory requirements, we report safety and environmental data under our operational control (100% basis), including operations where Equinor is a technical service provider. Greenhouse gas (GHG) emissions data is reported on both an equity and operational control basis. Economic data is reported on an equity share basis, and workforce data covers employees in our direct employment. Human rights data is collected from operated and non-operated assets. Our transparency act disclosures can be found at equinor.com/report (ESG reporting centre). For more information about reporting boundaries, see section 5.6 Additional sustainability information. For additional data supporting the report, please refer to Equinor's sustainability data hub at equinor.com.

Relevant sections in Chapter 2 provide further specific information on our sustainability-related material topics, management approach and performance in 2022. Further information on the independent assurance for these topics is provided in sections 5.6 Additional sustainability information and 5.7 Statements on this report, including independent auditor reports.

1.8 Governance and risk management

Corporate governance

Corporate governance guides the work of Equinor's governing bodies, our management teams, and individuals, and it safeguards the shareholders' and other stakeholders' long-term trust in the company. Our corporate governance framework and processes are formed to promote transparency and accountability in decision-making and day-to-day operations.

As a public limited company with shares listed in Oslo and New York, Equinor adheres to relevant regulations and applicable corporate governance codes, including the Norwegian Code of Practice for Corporate Governance (the Code of Practice). Further details on Equinor's compliance or explanations of possible deviations with this Code of Practice can be found in section 5.1, Board statement on corporate governance.


General meeting
Nomination committee
External auditor
Corporate assembly
Board of directors
Internal auditor
Audit committee
Safety, sustainability and ethics committee
Compensation and executive development committee
Chief compliance officer
President and CEO

Governing bodies

The board of directors (BoD) focuses on maintaining a high standard of corporate governance. Good corporate governance is a prerequisite for a sound and sustainable company, and our corporate governance is based on openness and equal treatment of shareholders. Governing structures and controls help to ensure that we run our business in a justifiable and profitable manner for the benefit of employees, shareholders, partners, customers and society.

The BoD has the overriding responsibility for supervising Equinor's management and operations and establishing control systems. The work of the BoD is based on its rules of procedures and applicable legislation describing its responsibility, duties and administrative procedures. It has three sub-committees that act as preparatory bodies:

- **The audit committee** (BAC) assists in the exercise of the BoD's control responsibilities in connection with risk management, internal control and financial reporting.
- **The safety, sustainability, and ethics committee** (SSEC) assist the BoD in reviewing the practices and performance of the company regarding safety, security, ethics, sustainability and climate.
- **The compensation and executive development committee** (BCC) assists the BoD in matters relating to management compensation and leadership development, hereunder terms and conditions of employment for the CEO, and on the principles and strategy for compensation of leading executives in Equinor.

Equinor's corporate assembly consists of 18 members, 12 which are nominated by the nomination committee and elected by the general meeting. They represent a broad cross-section of the company's shareholders and stakeholders. Six members and three observers are elected by and among our employees in Equinor ASA or a subsidiary in Norway. One of the main duties of the corporate assembly is to elect the company's BoD. Further details on the governing bodies in Equinor is set out in section 5.1 Board statement on corporate governance.

Board of directors

Equinor's board consists of 11 members.

The board members have experience from oil, gas, renewables, shipping, telecom, Norwegian defence forces and environmental and sustainability work. The work of the board is set out in section 5.1 Board statement on corporate governance.



Jon Erik Reinhardsen
Chair of the Board and of the Board's Compensation and Executive Development Committee.

Jon Erik Reinhardsen - CV



Anne Drinkwater
Deputy chair of the Board, chair of the Board's Audit Committee and member of the Board's Safety, Sustainability and Ethics Committee.

Anne Drinkwater - CV



Rebekka Glasser Herlofsen
Member of the Board, the Board's Audit Committee and the Board's Compensation and Executive Development Committee.

Rebekka Glasser Herlofsen - CV



Jonathan (Jon) Lewis
Member of the Board, chair of the Board's Safety, Sustainability and Ethics Committee and member of the Board's Audit Committee.

Jonathan (Jon) Lewis - CV



Finn Bjørn Ruyter
Member of the Board, the Board's Audit Committee and the Board's Compensation and Executive Development Committee.

Finn Bjørn Ruyter - CV



Tove Andersen
Member of the Board and the Board's Safety, Sustainability and Ethics Committee.

Tove Andersen - CV



Michael D. Lewis[2)]
Member of the Board and the Board's Compensation and Executive Development Committee.

Michael D. Lewis - CV



Haakon Bruun-Hanssen
Member of the Board, the Board's Compensation and Executive Development Committee and the Board's Safety, Sustainability and Ethics Committee.

Haakon Bruun-Hanssen - CV



Stig Lægreid
Employee-elected member of the Board and member of the Safety, Sustainability and Ethics Committee.

Stig Lægreid - CV



Per Martin Labråthen
Employee-elected member of the Board, member of the Board's Safety, Sustainability and Ethics Committee and member of the Board's Compensation and Executive Development Committee.

Per Martin Labråthen - CV



Hilde Møllerstad
Employee-elected member of the Board and member of the Board's Audit Committee.

Hilde Møllerstad - CV

2) Resigned from his position as member of the board of directors in Equinor ASA with effect as of 16 March 2023.

Corporate executive committee

The president and chief executive officer (CEO) has the overall responsibility for day-to-day operations in Equinor. The CEO also appoints the corporate executive committee (CEC), which considers proposals for strategy, goals, financial statements, as well as important investments prior to submission to the BoD.



Anders Opedal
President and Chief Executive Officer

Anders Opedal - CV



Torgrim Reitan
Executive Vice President and Chief Financial Officer

Torgrim Reitan - CV



Jannicke Nilsson
Executive Vice President Safety, Security & Sustainability

Jannicke Nilsson - CV



Kjetil Hove
Executive Vice President Exploration & Production Norway

Kjetil Hove - CV



Philippe François Mathieu
Executive Vice President Exploration & Production International

Philippe François Mathieu - CV



Geir Tungesvik
Executive Vice President Projects, Drilling & Procurement

Geir Tungesvik - CV



Irene Rummelhoff
Executive Vice President Marketing, Midstream & Processing

Irene Rummelhoff - CV



Pål Eitrheim
Executive Vice President Renewables

Pål Eitrheim - CV



Hege Skryseth
Executive Vice President Technology, Digital & Innovation

Hege Skryseth - CV



Siv Helen Rygh Torstensen
Executive Vice President Legal & Compliance

Siv Helen Rygh Torstensen - CV



Jannik Lindbæk
Executive Vice President Communication

Jannik Lindbæk - CV



Aksel Stenerud
Executive Vice President People & Organisation

Aksel Stenerud - CV

Please see section 5.1 Board statement on corporate governance for a comprehensive account of our corporate governance framework, functions, and processes with references to The Norwegian Code of Practice for Corporate Governance.

Remuneration of the board of directors
The remuneration of the board of directors is decided by the corporate assembly annually, following a recommendation from the nomination committee. Remuneration for board members is not linked to performance, and board members do not receive any shares or similar as part of their remuneration. The board members generally receive an annual fixed fee. Deputy members, who are only elected for employee-elected board members, receive remuneration per meeting attended. The employee-elected members of the board receive the same remuneration as the shareholder-elected members.

Remuneration of the corporate executive committee
The board of directors is responsible for preparing and implementing a remuneration policy for the members of the CEC. The policy is effective for a period of four years, subject to any proposed material changes by the board of directors requiring adoption by the annual general meeting before the four-year term concludes.

The policy shall contribute to attracting and retaining executives and motivate them to drive the success of the company. A key principle for Equinor's remuneration policy is moderation. The reward should be competitive, but not market-leading, and aligned with the markets that the company recruits from, maintaining an overall sustainable cost level. Equinor places a high focus on fostering alignment between the interests of its executive management and those of its owners and other stakeholders. Variable remuneration is aimed at driving performance in line with the company's strategy and securing long-term commitment and retention with the company. The receipt of variable remuneration depends on individual and company performance and is subject to a holding period requirement for some elements. Performance-based variable remuneration compensation has been capped in accordance with the relevant Norwegian state guidelines.

The remuneration policy was approved by the 2021 annual general meeting. A revised policy will be presented for a binding vote at the general meeting in 2023. The approved policy will be available on Equinor's website.

Executive remuneration policy
The executive remuneration policy approved by the 2021 annual general meeting, which serves as the basis for the 2022 remuneration report, including information with respect to the board of directors and corporate assembly, can be found in an appendix to the 2022 remuneration report on equinor.com/reports.


PETZL
275
SOLAS
MED
Supply vessel MCS Swath 1, Hywind Scotland floating offshore wind farm, UK.

Risk management

Equinor manages risk related to our strategy selection and delivery of our strategic ambitions. The most important enterprise risks and risk factors are described in section 5.2 Risk factors.

Equinor's enterprise risk management (ERM) framework is integrated into all Equinor business activities with a focus on creating value and avoiding incidents. We consider risks related to shorter-term outcomes, as well as more immature or emerging risk issues that can impact our business ambitions and corporate risk profile. The Equinor BoD oversees the ERM framework and reviews company performance.

The ERM approach supports risk-informed decisions and optimal solutions through a focus on the following:

- the value impact for Equinor, including upside and downside risk; and
- compliance with Equinor's requirements, including a strong focus on avoiding HSE, human rights and business integrity incidents (such as accidents, fraud and corruption).

In general, the risk is managed in the business line as an integral part of employee and manager tasks. The business areas and corporate functions regularly identify and evaluate risk using established procedures, assess the need for risk-adjusting actions, and review overall risk management performance. Some risks, such as oil and natural gas price risks and interest and currency risks, are managed at the corporate level to provide optimal solutions. A corporate risk perspective is also applied in strategy development, portfolio prioritisation processes, and capital structure discussions. Equinor's corporate risk team analyses the corporate risk profile and maintains the ERM overview. Throughout the year, the CEO and the BoD maintain oversight of the risk management framework, processes, top enterprise risks and the overall risk picture. Areas of particular risk oversight currently include IT and cyber-security, progress on net-zero, low-carbon value proposition, political and regulatory frameworks, human rights, and capacity and capability constraints.

Equinor's risk management process is based on ISO 31000 risk management and seeks to ensure that risks are identified, analysed, evaluated, and appropriately managed. A standardised process across Equinor supports consistency in risk discussions and efficiency in decisions. Risk is integrated into the company's management information system (IT tool), where it is linked with Equinor's purpose, vision and strategy and associated strategic objectives and KPIs. This tool is used to capture risks, follow up risk-adjusting actions and related assurance activities, and supports a risk-based approach in the context of a three lines-of-control model (Equinor Book).

Equinor risk management can be broadly considered across the following enterprise impact areas. More detail on specific themes is provided in relevant material topics sections of this report.


DOGGER BANK
WIND FARM

Operations and maintenance base for Dogger Bank offshore wind farm, Port of Tyne, UK.

Strategic and commercial risks:

Equinor needs to navigate uncertainty and manage risk to remain financially robust through the changing energy context. Climate-related issues influence many aspects of our strategy selection and execution. Global, regional and national political developments can change the operating environment and economic outcomes. Market conditions related to supply and demand, technological change, customer preferences and global economic conditions can significantly impact company financial performance. Our ability to deliver value from projects and operations can be impacted by factors related to partners, contractors, global supply chains as well as regulatory frameworks. Digital and cyber threats are constantly evolving and can cause major disruption across our value chains.

Strategic and commercial risk factors:

- Prices and markets
- International politics and geopolitical change
- Hydrocarbon resource base and low carbon opportunities
- Digital and cyber security
- Climate change and transition to a lower carbon economy
- Project delivery and operations
- Joint arrangements and contractors
- Competition and technological innovation
- Ownership and action by the Norwegian State
- Policies and legislation
- Finance
- Trading and commercial supply activities
- Workforce and organisation
- Crisis management, business continuity and insurance coverage

Strategic and commercial risk management:

Overall, Equinor manages risk through a diversified portfolio, robust financial framework, stress-testing and business planning, investment, and review processes. The company is exposed to oil and gas market price levels. Corporate hedges may be entered into to reduce or eliminate the cash flow volatility generated from the price levels risk. Equinor has an insurance-based approach to this hedging, securing downside protection only while keeping the upside in price exposure open. For the trading business, derivatives risk is managed though a control framework including Value at Risk and trader mandates, loss limitation systems and daily monitoring of trading profit and loss. Equinor's liquidity framework is based on a forward-looking risk management approach to assure that Equinor's strategic liquidity reserve will cover both expected and unexpected cash outflows over the subsequent six months, including a potential crisis event and significant collateral needs.

Risk factors related to low carbon solutions, climate change and transition to a lower carbon economy, workforce and organisation, cyber security, actions by the Norwegian State are included within top enterprise risks and have direct follow-up at executive level. Top enterprise risks are assessed in relation to risk appetite statements and risk tolerances that represent the company's willingness to take on risk exposure. Actions to manage exposure are implemented and assessed based on their effectiveness. Risks are reviewed by both the first line (risk owner) and second line (Corporate risk) with regards to risk management and followed up by the CEC and BoD.

To support portfolio resilience in multiple energy pathways, we have a financial framework in place addressing climate-related risks, we stress test our portfolio across different energy scenarios, and assess climate-related physical risks. Risks relating to policies and regulatory frameworks, international politics and geopolitical change, together with competition and technological innovation are regularly assessed, monitored and managed to improve outcomes for the company as part of the Equinor's risk update.

Risk factors related to projects and operations are managed at many levels, including through quality assurance processes (competence area reviews, e.g., facilities, safety and security, environment, commercial and country risk) within the investment phase, quality risk management within the project execution risk phase, and continuous improvement programs in operations. Crisis management, business continuity and insurance coverage are included in the evaluation of actions to reduce the impact of unwanted incidents. Digital security and cybersecurity remain in high focus through a cybersecurity improvement programme to maintain and strengthen cybersecurity capability and reduce cyber risk.

Safety, security and environment risks:

We undertake business activities globally that give exposure to a wide range of factors that can impact the health and safety of people, the integrity of facilities, and the natural environment. Incidents may include release of health hazardous substances, fire, explosions, and environmental contamination. Equinor could also be subject to hostile acts that cause harm and disrupt operations.

Safety, security and environment risk factors:

- Security
- Health, safety and environmental factors

Safety, security and environment risk management:

We regularly assess our performance through indicators, reviews and assurance activities and, when needed, instigate improvements. In the current business context, we have a specific focus on top enterprise risks related to major accidents, security incidents and human rights breaches, as well as following up on aspects of our pathway to net zero (under strategic and commercial risks). Mitigation of the major accident risk is through continued focus on our I am Safety Roadmap and rollout of major accident prevention training across the company. Risk exposure to human rights is addressed through a specific action plan that prioritises key actions to prevent forced labour in the supply chain and establish new working requirements for human rights due diligence. The European security situation continues to shape security risk management activity and we have sought to mitigate state actor threats through work on physical security, including offshore and onshore facilities and pipelines, to guard against drones, and to further develop the management of cybersecurity.

Compliance and Control Risks:

Breaches of laws, regulations or guidelines and ethical misconduct can lead to public or regulatory responses that affect our reputation, operating results, shareholder value and continued licence to operate. Failure to control risks related to trading processes and transactions can result in direct losses and potentially affect Equinor's licence to trade.

Compliance and Control Risk Factors:

- Business integrity and ethical misconduct
- Supervisions, regulatory reviews and reporting

Compliance and Control Risk Management:

Equinor's Code of Conduct sets out our commitment and requirements for how we do business at Equinor. We train our employees on how to apply the Code of Conduct in their daily work and require annual confirmation that all employees understand and will comply with requirements. We require our suppliers to act in a way that is consistent with our Code of Conduct and engage with them to help them understand our ethical requirements and how we do business. Equinor operates a Compliance Program to ensure that anti-bribery and corruption risks are identified, reported, and mitigated, and have a network of compliance officers who support the business areas globally.

1.9 Our People – To get there. Together

How we work

Our success depends on thousands of individuals working together. Each and every one of us makes a difference as we shape the future of energy.

Equinor's role as a reliable energy provider is more important than ever, while we also work on securing sustainable energy production today that will enable the energy transition. This has resulted in a high activity level, and we are proud of all our people going to great lengths to keep energy production high and secure. In 2022, we strengthened our capabilities in Norway and in locations around the world, focusing on competence development, recruitment, and our operating model. In Equinor, we have around 22,000 employees globally. We work systematically with diversity and inclusion in our HR processes, from recruitment, talent, and succession to leadership deployment. In 2022, our gender balance was 31% female, and 21% of our employees were international (non-Norwegian). During the year we welcomed almost 2,000 new employees to our company. Our focus has been on strengthening competence development, recruitment, and onboarding while maintaining our people's well-being and building an inclusive culture where everyone feels respected, safe, and fully connected to our common goal.

Developing our people capabilities
In 2022, we implemented further improvements to our workforce planning process to ensure that there is an even stronger link between our strategy, business plans, and the people capabilities we develop for Equinor. Our workforce planning process involves leaders and employee representatives in the definition of the competence and capacity needed to deliver on future plans, as well as in the development of plans to close and mitigate gaps, such as competence development and recruitment.

Building and utilising our collective competence
Our collective competence is a key enabler for Equinor to deliver on current and future ambitions. We are therefore supporting employees to build future-fit competence and are continuously updating our learning offering. We continuously monitor the uptake of all formal learning to ensure management focus and further optimise our learning portfolio.



Equinor Fornebu, Oslo, Norway.

	Boundary	Unit	2022	2021	2020	2019	2018
Total number of permanent employees	Equinor group	number	21,936	21,126	21,245	21,412	20,525
Total new hires	Equinor group	number	1,988	886	774	1,568	905

In 2021 we adjusted our operating model to further expand the use of competence centres to accelerate competence development and flexibility in people allocation across activities and value chains. In 2022, we implemented further improvements to make sure that our processes and tools are fit for purpose to enable this, including a review of various IT solutions.

Growing our workforce
To support our ambitions for the future, we added almost 2,000 new recruits in 2022 to replenish and grow our workforce. A high activity level in our existing business, combined with high growth ambitions, and a growing number of retirees, requires an increased intake of both emerging talent and experienced hires.

Creating a great place to work
In Equinor, we continuously involve our people in the development of the company. This includes internal cross-functional collaboration and liaising with union representatives and safety delegates according to local law and practice. In 2022, this was vital in activating our new operating model, flexible work, humanitarian aid related to the war in Ukraine, and an increasingly complicated security situation. We respect employees' rights to organise and their opportunity to bring forward their opinions, and we have the same clear expectation of our suppliers and partners.

Every year we conduct a global people survey (GPS) to evaluate and improve key areas that impact safety, working environment, engagement, and the drive for continuous improvement and change in Equinor. For 2022, the GPS scores show a positive development in commitment, motivation and HSE compared to 2021, but also some negative developments for some important topics, such as continuous improvement, rapid implementation of good ideas and further development of our operating model. We are focused on developing our people, directing their time and effort to prioritised activities in more flexible ways. We continue to adapt to our new ways of working and our focus on flexibility and collaboration. In Equinor, we have established a set of flexible work principles that describe the ways we organise our work, use our facilities, and behave together, and 2022 was about implementing and operationalising these principles.

Performance and reward framework
Our performance and reward framework measures progress and results in a holistic way across two dimensions, both by what we deliver and how we deliver. Business delivery and behaviour are equally weighted when recognising and rewarding individual performance. The CEO, his direct reports and Equinor's broader leadership are assessed based on results within a broad range of financial, operational and sustainability topics. The annual bonus for employees is based on the same holistic assessment of company performance. A comprehensive set of performance indicators and monitoring reports are made available to all employees in Equinor's management information system. The KPIs are reported on a regular basis from operational levels to the governing bodies to ensure transparency in risk and performance management – this is how we keep individuals accountable for the development of our company.


equinor
SANGWOO NAM
Ulsan, South Korea.

1.10 External relations

Stakeholder engagement

In line with our values of being open and collaborative, we actively and regularly engage with internal and external stakeholders to discuss our strategy, approach, and performance. It is important to engage to enrich and challenge our priorities and positions, so that we can continuously improve our performance and strategic direction.

Throughout 2022, we engaged with numerous stakeholders, including investors, governments, regulators, business partners and suppliers, customers, local communities, academic institutions, and non-governmental organisations. Equinor strives to have a systematic approach to engage with a broad set of relevant stakeholders for our business and the communities where we operate.

A tangible example of how we engage with stakeholders was the company's Energy transition plan. In May 2022, Equinor put forward its Energy transition plan for an advisory vote to shareholders at the annual general meeting (AGM). The plan provides an overview of how the company is progressing towards its 2050 net-zero ambition through short-term actions and medium-term ambitions. This provided an opportunity for all investors to actively engage with the company's ambitions and performance. 97.5% of the votes representing shareholders present at the AGM were cast in approval of the proposed resolution. In addition to the government as the largest shareholder, almost three out of four investors voted in favour.

The chair of the BoD, the CEO and senior managers, amongst others, regularly engage in stakeholder dialogues. We consult stakeholders both directly and indirectly, and we strive to reduce potential language, social and geographical barriers.

Associations and industry initiatives

Equinor participates in a wide range of relevant associations and industry initiatives to engage in dialogue, share knowledge and learn from others. The following are some of the associations that worked closely with: CCSA, G+ Global offshore wind health and safety organisation and Global Wind Offshore (GWO), Hydrogen UK, the International Emissions Trading Association (IETA), International Association of Oil and Gas Producers (IOGP), Ipieca, Methane Guiding Principles, Offshore Norge, Oil and Gas Climate Initiative (OGCI), Oil and Gas Methane partnership, Renewable UK, Sustainability Hub Norway, the Task Force on Climate-related Financial Disclosures, the Task Force on Nature related Financial Disclosures, United Nations Global Compact, Wind Europe, and the World Business Council for Sustainable Development.

Further information on our Climate policy engagement activities can be found in section 2.3 Low carbon.

Working with partners and suppliers

Equinor holds participating interests in many assets operated by other companies. Similarly, other companies hold participating interests in assets that we operate. The way we work and follow up on partner-operated assets seeks to ensure that governance, risk and performance management are compatible with our own requirements and practices. Through the applicable committee structures in the partnerships, we follow up and support the management of risks and performance related to safety, security, ethics, integrity, and sustainability, including climate, environment, human rights and social performance.



Hammerfest processing plant for LNG at Melkøya, Hammerfest, Norway.

A significant part of our business activities are carried out by suppliers working under contracts awarded by Equinor. We undertake safety and sustainability qualification of suppliers' management systems to ensure that our suppliers have an acceptable standard before entering into a contract. The qualification is based on an audit of suppliers' management system according to the main principles of ISO 9001 (quality), 14001 (environment), 27001 (information security) and 45001 (occupational health and safety), in addition to the United Nations Guiding Principles on Business and Human Rights. We work closely with our suppliers and regularly verify deliveries to ensure that agreed actions are undertaken.

Integrity due diligence (IDD) is performed to identify integrity concerns and ensure that the required IDD process is complete prior to establishing a new agreement with a counterparty.

2 Enterprise level performance



Landfall at Kalstø, Rogaland, Norway.

Performance 2022

As a large, international energy company, Equinor impacts and is impacted by a variety of factors. We create value by providing society with energy – 2,039 mboe per day of oil and gas and a total of 2,653 GWh of electric power in 2022. Through the efficient operation of our portfolio, we generate profits and shareholder returns. This financial strength, combined with our engineering expertise, enables us to contribute to the rapid deployment of renewable energy and low-carbon solutions. We also contribute to socio-economic development through jobs for around 22,000 employees and our 8,000 suppliers and pay a significant amount of tax in the societies in which we operate.

At the same time, our operations generate significant greenhouse gas emissions – in 2022 we emitted 11.4 million tonnes carbon dioxide equivalent (CO_2e) from our own operations. We also impact biodiversity and ecosystems through for example discharges to sea or land, emissions to air, and the use of land and sea areas and natural resources. In our industry, the exposure to health and safety risk is high. Risks related to breaking of human rights, integrity and security are also inherent in the activities we and our suppliers perform. While profitable growth and shareholder value is critical to any business, we must create long-term growth and lasting value in a sustainable way.

In recognition of the complex interplay between our business, nature and society, we use the concept of double materiality to inform our business decisions. We systematically analyse impacts with two perspectives in mind: the impacts that Equinor has on society and nature, and the impacts that society and nature have on Equinor. This dual perspective ensures a broader understanding of the material topics we need to manage in the delivery of our long-term strategy as well as in our day-to-day operations. The identification and prioritisation of material topics is based on our understanding of relevant risk factors, consultation with internal and external subject matter experts, independent analyses and our ongoing stakeholder engagement as summarised in chapter 1. The chief executive officer (CEO) and ultimately the board of directors (BoD) are responsible for the approval of the annual report, including the material topics, monitoring indicators and ambitions.

The material topics are grouped according to our three strategic pillars: Always safe, high value and low carbon. For each of the material topics, KPIs/monitoring indicators have been identified, and clear ambitions have been set. The table below summarises our framework and provides a high-level overview of our progress in 2022. Subsequent sections of this chapter detail our ambitions, key risk factors, management approach, performance data, and evaluation of our progress for each of the nine topics. For each material topic we include a summary of Equinor's key impacts to nature and society, as well as through cross referencing relevant corporate risk factors identified in chapter 1, an assessment of the impact of nature and society to Equinor.


HEEREMA
SLEIPNIR
Aker Solutions yard at Stord, Vestland, Norway.

Material topics and 2022 performance

ALWAYS SAFE

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	PERFORMANCE 2021
SAFE AND SECURE OPERATIONS				
Serious Incident Frequency (SIF) (number per million hours worked)	≤0.4 (2022)	Ambition met in 2022	0.4	0.4
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	≤2.2 (2022)	Ambition not met in 2022	2.5	2.4
Completion of cyber security awareness training for employees - since commenced June 2021 (%)	95% (2022)	Ambition met in 2022	97.7	n/r
PROTECTING NATURE				
Assets and licences in and adjacent to protected areas (number of)	From 2023: New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact	Plan in place, on track to reach longer-term ambition	35	19
Serious accidental spills (number of)	0 (2022)	Ambition met in 2022	0	0
TACKLING INEQUALITY				
Determine a suitable human rights indicator	Pilot a set of human rights indicators (2022)	Plan in place, on track to reach longer-term ambition	Completed	
Inclusion index score (%)	I: ≥80 (2025)	Plan in place, on track to reach longer-term ambition	77	77

HIGH VALUE

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	PERFORMANCE 2021
EFFICIENT AND PREDICTABLE OPERATIONS				
Equity production liquids and gas (mboe per day)	2022 outlook guiding ~2% above 2021[1,3]	Ambition not met in 2022	Growth 0% (2039)	2079
Production cost equity volumes (USD/boe)	<5 USD/bbl (2021-2026)[1,2]	Plan in place, on track to reach longer-term ambition	5.6[2]	5.4
PROFITABLE PORTFOLIO				
Return on Average Capital Employed* (ROACE) (%)	>14% yearly (2022-2030)[1,4]	Plan in place, on track to reach longer-term ambition	55.2	22.7
Relative Total Shareholder Return (Relative TSR) (quartile)	Above average in ranking among peers[1]	Ambition met in 2022	6 of 12	2 of 12
Relative ROACE* (peer group rank)	First quartile in ranking among peers[1]	Ambition met in 2022	1 of 12	2 of 12
Organic Capex* (billion USD)	2022 outlook guiding USD 10[1]	Plan in place, on track to reach longer-term ambition	8.3[5]	7.9
VALUE CREATION FOR SOCIETY				
Payments to goverments (billion USD)	Not applicable		49.2	11.8
Share of procurement spend locally (%)	Not applicable		88.7	91.4
INTEGRITY AND ANTI-CORRUPTION				
Confirmed corruption cases (number of)	0 (2022)	Ambition met in 2022	0	0
Employees who signed-off the Code of Conduct (%)	≥95% (2022)	Ambition met in 2022	95	84

LOW CARBON

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	PERFORMANCE 2021
NET ZERO PATHWAY				
Net carbon intensity (gCO_2e/MJ)	-20% (2019 -> 2030) -40% (2019 -> 2035)	Plan in place, on track to reach longer-term ambition	66.5	67.1
Renewable energy installed capacity (GW, equity)	12-16 installed (2030)	Plan in place, on track to reach longer-term ambition	0.6	0.5
Annual gross CAPEX* to renewables and low carbon solutions (%)	>30% (2025) >50% (2030)	Plan in place, on track to reach longer-term ambition	14	11
EMISSIONS REDUCTIONS				
Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	Net 50% emission reduction (2015 -> 2030)	Plan in place, on track to reach longer-term ambition	11.4	12.1
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	<8 kg/boe (2025) <6 kg/boe (2030)	Plan in place, on track to reach longer-term ambition	6.9	7.0

Text in bold: Key performance indicator [1] Outlook and ambitions presented at CMU 2022 or in Annual report 2021 (forward looking updated in CMU). [2] USD 2021 real base. [3] Rebased for portfolio measures. [4] Based on 2022 CMU price scenario (65 USD/bbl). [5] Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.

Ambition met in 2022. Ambition not met in 2022. Plan in place, on track to reach longer-term ambition. Plan in place, not on track to reach longer-term ambition.

Summary of enterprise level material topics for 2022

Always safe

Improved safety and security performance

In 2022 there were no fatalities and no actual or potential major accidents, and the total number of actual serious incidents is the lowest ever recorded. Equinor also recorded the lowest number of serious oil and gas leaks ever, and there was no significant harm to people, assets or operations due to security incidents. The company, however, experienced too many personal injuries and did not meet the 2022 target. Although there was a decline in work related illness, the total level of absence has increased further since 2021. Based on our 2022 performance, we recognise the need to continue to improve our health, safety and security performance. Given the measures reinforced in 2022, we consider our approach as adequate, and health, safety and security objectives remain a top priority for Equinor's management.

Satisfactory performance on most nature related topics

Equinor's performance related to non-GHG emissions to air and regular discharges to sea, is considered satisfactory. Although volumes of accidental spills are lower than in 2021, we are not satisfied with the slight increase in number of uncontrolled discharges and breaches of discharge permits in our operations in Norway, and there is continued focus on improvement activities to address compliance with relevant environmental regulations. Our approach and ongoing improvement activities related to our impacts on biodiversity, for example new disclosure metrics and preparation of NPI plans and site-specific inventories of key biodiversity features, are viewed as representing an adequate response to the need for action against loss of biodiversity.

Further maturation of approach to human rights

Equinor has continued to mature its approach to addressing human rights and tackling inequality with two important milestones in 2022 being the articulation of our just transition framework, and stand-alone human rights statement. We continued our efforts to further integrate human rights practices into the way we work, with a particular focus on addressing indications of forced labour and unacceptable working conditions in our supply chains. We consider our management approach adequate to address the salient risks but recognise the need for more systematic efforts and broader collaborations to tackle systemic issues. We will also continue our efforts to identify meaningful indicators of social and human rights performance with the aim of reporting in a more quantitative fashion in future years.

Diversity and inclusion performance satisfactory

The focus in 2022 has been on updating our diversity and inclusion (D&I) ambition, strategy and metrics to better support our business strategy, and reflect our external context, societal expectations and international reporting standards. While diversity targets have been put on hold in 2022 due to internal reorganisation, we continued to measure our inclusion index and use this data to identify actions that drive an inclusive culture. The inclusion index performance remains at the same level compared to a three-year



Assembly of tower structures for Hywind Tampen, Wergeland base, Gulen, Norway.

average, and we recognise the opportunities for improvement. The plans for 2023 focus on further operationalising D&I, setting targets and actions locally and systematically measuring progress on both diversity and inclusion.

High value

Efficient and predictable operations

Equinor delivered stable equity liquids and gas production throughout 2022 at 2,039 mboe per day compared to 2,079 mboe per day for 2021. Divestments including exit from Russia and natural decline were offset by the Snøhvit, Peregrino and Njord fields resuming production and start-up of Johan Sverdrup phase 2 and Peregrino phase 2 in the fourth quarter of 2022. Total renewables power generation increased by 5.6% in 2022 to 1,649 GWh, mainly due to the full year production from the Guañizuil IIA solar plant in Argentina.

Through efficient and stable production Equinor delivered a unit production cost for 2022 at 6.1 USD/boe (5.6 USD/boe real 2021). Performance came in above target, reflecting the challenging economic environment which developed since setting the target at the beginning of the year. Increasing energy cost due to the energy crisis amplified by Russia's invasion of Ukraine and higher environmental costs resulted in the higher unit production cost for 2022.

Profitable portfolio

Equinor's strong financial performance and results has placed the company in a robust financial position. We delivered first among peer group on Adjusted Return on Average Capital Employed for the year with a 55% adjusted ROACE*, and above average on Relative Total Shareholder Return*.



Solar plant BeGreen, Poland.

Equinor's oil and gas portfolio is well positioned to deliver energy during an ongoing energy crisis. Strong cash generation enables Equinor to continue reinvestment in an optimised oil and gas portfolio and ensuring high value growth in renewables and low carbon solutions, with USD 8.3 billion organic capex* (adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022) in 2022. Equinor continue to optimise and reprioritise the non-sanctioned projects to ensure high value creation though cycles.

Significant societal value creation

Delivering value to society at large and to our host communities in particular, is fundamental to the success of our ongoing business activities and the energy transition. Our 2022 performance was geared towards ensuring crucial energy production and supply, and providing significant tax contributions, employment and procurement spend. In 2022, Equinor paid over USD 45 billion in taxes and spent around USD 17.1 billion on procurement.

Integrity and anti-corruption targets met

The number of confirmed corruption cases were zero, which is aligned with the target. 95% of employees confirmed they had read, understood and signed-off the company's Code of Conduct which also addressed the gap identified in 2021.

Low carbon

Satisfactory progress on climate performance

Equinor's total scope 1 and 2 GHG emissions were 11.4 million tonnes CO_2e in 2022, representing a decrease compared to a three-year average. The CO_2 intensity was 6.9 kg CO_2 per barrel of oil equivalent, which is less than half of the current global industry average of 16 kg CO_2/boe. Equinor also continued its strong methane intensity performance with 0.02% compared to the OGCI average of 0.17%. Equinor's scope 3 GHG emissions (use of sold products) were 243 million tonnes CO_2e which is a slight decrease compared to a three-year average. Equinor expects to maintain the same level of oil and gas production until 2030, which may result in increased emissions from use of sold products.

The company is on track towards its ambition of allocating 30% of its gross capex* to renewables and low carbon solutions by 2025, with investments increasing to 14% in 2022, compared with 11% in 2021.

To account for both emissions and energy produced, Equinor uses a net carbon intensity (NCI) methodology, which accounts for scope 1, 2 and 3 emissions. Equinor's NCI was 66.5 g CO_2e/MJ which is a slight improvement from 67.1 g CO_2e/MJ in 2021.

2.1 Always safe



Processing plant at Kårstø, Rogaland, Norway.

Guided by our values

Safety is Equinor's top priority and the core of our license to operate. To us, this means safety for our people, the environment, and the societies in which we operate. Our values *open, courageous, collaborative and caring* guide us in our continuous work to safeguard people, the environment and assets. We operate in a high-risk industry with regards to both safety and security. As an international energy company, we are highly dependent on strong collaboration with our contractors, who undertake two thirds of our activity.

Material topics

The *Always safe* material topics have a strong link to how Equinor impacts nature and society. Our double materiality evaluation further highlights that several of our corporate risk factors (crisis management and business continuity, safety and environmental impact, and security threats) may have a material impact on Equinor.

"Safe and secure operations" addresses our commitment to ensure the health, safety and security of our people, and integrity of our operations. The corporate KPIs Serious Incident Frequency (SIF) and Total Recordable Injury Frequency (TRIF) are the most important ways we measure our performance in this regard, and SIF is also part of the framework for executive remuneration.

"Protecting nature" acknowledges our responsibility for nature in relation to acute spills, regular emissions and discharges, as well as our presence in or near protected areas.

Tackling inequality states that we must be active in handling the inequalities we meet in our business, both internally and when interacting with suppliers, business partners and society in general. Among our own employees we work systematically to strengthen diversity and inclusion and reduce our gender pay gap, including the use of quantitative scores and ambitions. Our ambition is that everyone should have equal opportunities regardless of gender, age, nationality ethnicity, sexual orientation, religion and disability. Through our work with human rights issues, we expand our ownership for safety to the societies in which we operate.

2.1.1 Safe and secure operations

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS
Ensure the health, safety and security of people, environment and assets.	Equinor's operating activities have actual and potential impacts on people, environment and assets. These include the potential of injury, work related illness and major accidents.	▪ Crisis management, business continuity and insurance coverage ▪ Digital and cyber security ▪ Health, safety and environmental factors ▪ International politics and geopolitical change ▪ Joint arrangements and contractors ▪ Security	**Serious Incident Frequency (SIF) (number per million hours worked)**	≤0.4 (2022) ● Ambition met in 2022
			Total Recordable Injury Frequency (TRIF) (number per million hours worked)	≤2.2 (2022) ● Ambition not met in 2022
			Completion of cyber security awareness training for employees - since commenced June 2021	95% (2022) ● Ambition met in 2022

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition
Text in bold: Key performance indicator



The Johan Sverdrup field, North Sea, Norway.

Contextual introduction

Over the course of 2022, the geopolitical context evolved with the invasion of Ukraine and changes in the related security threats. Running safe, efficient, and predictable operations remained Equinor's priority to continue to be a reliable supplier of energy to the markets in Europe in a highly challenging environment. Equinor collaborated closely with Norwegian authorities to manage the security situation in 2022 and received support to strengthen physical security both offshore and onshore.

Equinor is a broad international energy company and faces a range of potential safety and security risks including well blowouts, ignited hydrocarbon leaks, structural collapses, oil and gas spills and leaks, crime, occupational incidents, and work-related illness. Cyber security continued to be a major risk factor throughout 2022.

Two thirds of our activities are undertaken by contractors. We are fully committed to strong collaboration with our contractors to safeguard people, environment, and assets.

Management approach

Our vision is zero harm, which is supported by our strategic pillar Always safe. We believe that all accidents related to people, environment and assets can be prevented. To guide us in our journey towards our vision and strategy, we have selected SIF and TRIF as our key performance indicators. SIF includes major accident hazard and other serious safety accidents and near misses. Near misses are incidents with no actual consequences but with a serious potential.

On 1 July 2022, the Norwegian Ministry of Petroleum and Energy decided that Equinor ASA would be subject to parts of the Norwegian Security Act and later notifications stated that Equinor would become subject to activities which are of vital importance to fundamental national functions. Equinor then began to work on responding to the requirements of the Security Act decision and achieving compliance.

Management system

Our safety and security management system capitalises on the collective knowledge gained and good practice established over many years. This is fundamental to ensure safe and efficient execution of activities and clear roles and responsibilities. Based on learning from incidents, a framework for major accident prevention was developed in 2021. The framework set a structure based on recognised industry practice for high-risk industries. The framework for major accident prevention relies on leadership, culture and organisational frame conditions, safe design and practices and safety barriers. Human and organisational performance principles are embedded in the framework. During 2022, the framework for major accident prevention was implemented globally.

Framework for major accident prevention


Leadership culture and organisational frame conditions
Safety leadership and culture
Organisational capacity and competence
Management system
Learning from incidents
Assurance, indicators and improvement
Safe practices and design
Manage risk
Recognise and manage change (MoC)
Apply procedures respect operating limits and use stop-work authority
Demonstrate technical integrity from design to operations
Maintain the Plant Safety Strategy
Maintain technical documentation
Work safely with external organisations
Prepared for emergency response
Safety barriers
Technical and operational barriers
Management of barriers
Always safe

Safety roadmap

The I am safety roadmap sets the direction for Equinor's safety improvement. It guides the safety work and outlines prioritised activities throughout the company across four categories: safety visibility, leadership and behaviour, learning and follow up, and safety indicators.


Always safe
High value
Low carbon
I AM SAFETY
roadmap
Safety visibility
Leadership & behaviour
Learning & follow up
Safety indicators
Equinor's annual wheel
Life saving rules (LSR)
Proactive and visible safety leadership
Compliance & leadership
Digital observation cards
Collaboration with suppliers and partners
Leading indicators
Major accident prevention
I am safety expectations

Human and organisational performance (HOP) principles underpin the way in which we develop a proactive and visible safety culture. The HOP approach provides guidance on how people, technology, organisations and processes interact as a system, and how these conditions can influence the causes of human errors. HOP is implemented in leadership training across the company, and HOP focal points were established and trained in 2022 to support the roll-out and training.

Equinor works together with suppliers and contractors to achieve a standardised and common approach to the safety improvement agenda. Formalised collaborations based on Life saving rules, Annual wheel and common KPIs have been established and committed through signed collaboration charters. Joint meetings across the established safety charters were held in 2022 and alignment on the agreed targets and priorities achieved. All these arenas are open and transparent venues for sharing of learning both ways.

Close cooperation with other operators is vital for the work to succeed. Equinor engages proactively across industry bodies such as the International Association of Oil & Gas Producers (IOGP), Oil Companies International Marine Forum (OCIMF) and the G+ Global Offshore Wind Health & Safety Organisation.

Equinor continuously works to improve and develop new leading indicators to proactively guide the safety approach across the company.

Crisis and continuity management

To ensure we are prepared, we work to have appropriate emergency response capabilities in place to limit the consequences of incidents, should they occur. Our oil spill response capabilities are in line with good international practice and leverage expertise and resources made available through our membership of local and international oil spill response organisations. Equinor personnel routinely participate in training and exercises on their roles and responsibilities in emergency response situations, to be sufficiently prepared if, and when, incidents occur. Joint exercises with interaction between internal and external actors were carried out during 2022.

In response to the European security situation a strategic project team reporting to the CEO and the CEC was established from February to December to ensure risks and challenges were managed holistically across the company. The purpose was to maintain safe and efficient operations and prepare the company for short- and long-term impact. The strategic project team facilitated close interaction and collaboration with key stakeholders, partners and Norwegian authorities and security agencies. Equinor increased the state of alert in Norway and for parts of the international business in September. We strengthened our personnel security efforts to raise awareness and handle insider risk both for our own employees and in collaboration with suppliers. During the year, Equinor continued to strengthen cyber security barriers and

improved response and recovery capabilities across the company.

To safeguard onshore plants and offshore installations, Equinor reviewed its onshore and offshore physical security and improved the security barriers in line with the Equinor state of alert requirements and guidance from the Norwegian authorities.

Health and working environment

Health and working environment is an integral part of our efforts to safeguard people. We focus on risk management and systematic monitoring of work-related illness related to factors such as chemicals, noise, ergonomic workplace, and psychosocial aspects. In addition to monthly reviews of registered cases, we capture information from employees through our Global People Survey (GPS), which includes questions related to psychosocial and mental health risk factors.

Total serious incident frequency (SIF)


150
100
50
0
(million hours)
1.5
1.0
0.5
0.0
(number per million hours worked)
123.7
147.7
123.9
126.9
136.2
0.5
0.6
0.5
0.4
0.4
2018
2019
2020
2021
2022
Total serious incident frequency
Hours worked
Target 2022

Performance disclosure

Serious incidents

In 2022, we experienced no actual nor potential major accidents, and no fatalities.

Our serious incident frequency (SIF), which includes near misses, ended on target at 0,4 incidents per million work hours. This is an improvement over the five-year period 2018–2022 from 0.5 to 0.4. The number of actual incidents has halved in the same period.

Serious oil and gas leakages
(number per year)


2022
2021
2020
2019
2018
7
8
9
12
11
10
12
0
10
20
Oil and gas leakages
Target 2022

Process safety

In 2022 there were 8 serious oil and gas leaks (with a leakage rate ≥ 0.1 kg per second). This is the lowest number of leaks ever recorded and came close to achieving our ambitious 2022 target of a maximum of seven leaks. No serious well control incident recorded.

There was an increase in Tier 1 process safety incidents that included loss of primary containment. A total of 14 incidents were classified as Tier 1 in 2022, while the total number for 2021 was 8. However, the sum of Tier 1 and the less severe Tier 2 incidents was reduced.

The positive trend on the safety-critical maintenance backlog continued during 2022. Reducing this backlog is important in preventing major accidents.

Personnel health and safety

The total recordable injury frequency (TRIF) increased to 2.5, up from 2.4 in 2021 and the 2022 target of 2.2 was not achieved. However, more detailed analysis shows that according to Equinor's internal severity classification there is a decline in the most serious injuries.

There was a decline in the number of work-related illnesses, with 132 recorded cases in 2022. The total level of absence from sickness has increased since 2020, to reach 5.1 (as a percentage of planned workhours) in 2022.

Total recordable injury frequency (TRIF)


400
300
200
100
0
(million hours)
4
3
2
1
0
(number per million hours worked)
2.8
2.5
2.3
2.4
2.5
2.0
2.2
123.7
147.7
123.9
126.9
136.2
2018
2019
2020
2021
2022
Total recordable injury frequency
Hours worked
Target

Health and working environment

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Work related illness	Equinor group	number per year	132	161	161	135	82
Sickness absence	Equinor ASA employees	percentage of planned work hours	5.1	4.6	4.2	4.4	4.6

Security incidents

Security threats are monitored and reported on a frequent basis and risks are managed holistically across the physical, cyber and personnel domains. Equinor experienced some cyber-related incidents during the year, such as a distributed denial of service (DDoS) attack on an Equinor server, which had limited impact and was rapidly resolved.

There was increased targeted activism against Equinor's operations from environmental groups. None of the security incidents led to any significant harm to people, assets, or operations.

Performance evaluation

No fatalities and no actual or potential major accidents were recorded in 2022, and the total number of actual serious incidents is the lowest ever recorded.

The total recordable injury frequency (TRIF) is higher when compared to industry benchmarking. In addition, our sickness absence has increased over the last two years. These areas represent a challenge for us, and we are working to understand the causes and mitigate risks.

Based on our 2022 performance, we recognise the need to continue to improve our safety performance. Given the measures reinforced in 2022, we consider our approach as adequate to improve our performance and close the gap on our health, safety and security targets. These objectives remain a top priority for Equinor's management.



Equinor Fornebu, Oslo, Norway.

Security

			2022	2021	2020	2019	2018
Percentage of security personnel who have received formal training in the organisation's human rights policies - South America and Africa[1]	Equinor group	percentage	100	91	85	n/r	n/r
Security e-learning training for employees and contractors	Equinor group	number of participants	19,580	15,694	n/r	n/r	n/r
Completion of cyber security awareness training for employees - since commencement in June 2021	Equinor group	percentage	97.7	n/r	n/r	n/r	n/r

[1] As signatories of the Voluntary Principles on Security and Human Rights (VPSHR), Equinor does not use armed guards unless it is strictly necessary. In certain locations the threat is of such a nature that the arming of guards is crucial, while in others is it not possible to procure security services without the inclusion of firearms.

2.1.2 Protecting nature

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS	
Preventing the loss of biodiversity and enhancing the diversity and resilience of ecosystems in which Equinor operates.	Equinor's operating activities have actual and potential impacts on nature. These include the potential for serious uncontrolled discharges, as well as operations in or near protected areas.	▪ Health, safety and environmental factors ▪ Policies and legislation ▪ Supervisions, regulatory reviews and reporting	Assets and licences in and adjacent to protected areas (number of)	From 2023: New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact	Plan in place, on track to reach longer-term ambition
			Serious accidental spills (number of)	0 (2022)	Ambition met in 2022

Ambition met in 2022
Ambition not met in 2022
Plan in place, on track to reach longer-term ambition
Plan in place, not on track to reach longer-term ambition

Contextual introduction

For Equinor, as a large offshore oil and gas operator with a growing offshore wind portfolio, the management of our activities and their potential impacts on the marine environment continues to be a priority. Historically our operated onshore activities were limited to oil and gas, including drilling and fracturing of wells in the US. Recent investments in and our ambitions for CCS, solar, hydrogen and battery storage projects underline the increasing importance of our management of onshore environments.

Our operations have actual or potential impacts on nature through pollution, including regular and uncontrolled discharges to sea or land and emissions to air. Our use of land and sea areas and related disturbances, including the noise of our operations and the risk of collisions with animals, and introduction of alien invasive species from maritime vessels, may also negatively impact biodiversity and ecosystems. This is of particular importance if our activities are in or near protected areas or areas of high biodiversity value. Through our partners and suppliers, we may also indirectly contribute to impacts on nature, for example in activities where large quantities of materials like metals, cement and chemicals are used.

There are increasing expectations from policy makers, academia, civil society, and communities among others, for urgent action to reverse biodiversity loss this decade. Global and regional biodiversity policies and risk management and disclosure frameworks are being developed and strengthened in support of the Kunming-Montreal Global Biodiversity Framework. These developments constitute a new set of detailed expectations for companies related to impacts and dependencies on nature and have direct relevance to Equinor's operations and its supply chains. Equinor aims to go beyond the zero-harm principle and take relevant actions to reduce potential adverse impacts and contribute to positive impacts.

The shift to a more resource-efficient, circular economy is a key area increasingly being reflected in stakeholder expectations and commercial agreements, for example in the context of the EU Taxonomy and for new wind farm developments. Another important development is the increased focus on the dependencies of nature and ecosystem services. Relevant dependencies for Equinor include the extraction of natural resources in our supply chain and the bioremediation service that healthy oceans provide when we discharge produced water containing minor fractions of oil and chemicals to sea at some of our offshore platforms.

Management approach

To manage our impacts on nature, alongside complying with applicable laws and regulations, we aim to apply recognised environmental management practices. This includes application of the precautionary approach, best available techniques, the mitigation hierarchy and the ISO 14001 environmental management principles.

In 2021, in support of the global ambition of reversing nature loss by 2030, we announced in our Biodiversity position statement ambitions of going beyond the 'do-no-harm' principle by developing a net-positive approach. In 2022, we finalised the first set of methodologies for net-positive impact plans and site-specific inventories of key biodiversity features and started establishing such inventories. From 2023, we will develop plans aiming for a net-positive impact for all new development projects in protected areas or areas of high biodiversity value. The methodologies were developed through pilots in investment projects (including collaboration with bp at our joint offshore wind developments off the US East Coast), and assets in operation, and further implementation is planned. Further information can be found in our sustainability pages at equinor.com.

During 2022, we also followed the work of the Taskforce on Nature-related Financial Disclosures (TNFD) as a member of the TNFD Forum. To prepare for implementation of emerging nature-related risk and disclosure frameworks, we initiated internal materiality assessments and assessments of relevant metrics and indicators.

Our governance, risk and performance framework enables us to systematically manage environmental aspects. Our first priority is to avoid potential negative impacts. If this cannot be done, we aim to minimise them. In the planning phases of all our assets, before construction or operations can commence, a key

part of our management approach is environmental and social risk and impact assessments, including stakeholder engagement. This also includes baseline studies, surveys, monitoring programmes, and collaborative research projects to build knowledge and develop tools. Our oil spill response capabilities are described in section 2.1.1 Safe and secure operations. We publish documentation from project-specific impact assessments on our own website and make biodiversity-related data available through solutions owned by others, such as the Norwegian and UK authorities.

In 2022, we enhanced our focus on environmental regulatory compliance including specific improvement initiatives for our oil and gas assets in Norway. This included improved governance and collaboration, training and awareness initiatives, increased follow-up, and operational measures.

Substitution of chemicals for less environmentally harmful ones is part of our continual improvement efforts. For example, in 2022, we completed a campaign to substitute firefighting foam containing per- and polyfluoroalkyl substances (PFAS) with fluorine-free foams across our Norwegian operations.

We are also piloting an approach for sharing more biodiversity-related data via data.equinor.com. Equinor is a member of the Ocean Decade Corporate Data Group co-hosted by the Intergovernmental Oceanographic Commission (IOC) of UNESCO and Fugro. The aim of this initiative is to make privately held ocean data available for scientific research and decision making to address the challenges identified through the United Nations Decade of Ocean Science for Sustainable Development.

Growth in renewables is core to our Energy transition plan, and we need to understand how best to achieve this ambition in a nature-positive way. For example, we actively use Hywind Scotland, the world's first floating wind farm, as a test site to increase our knowledge of potential environmental impacts of such assets, and we aim to continue this work with the new Hywind Tampen wind farm on the NCS. Research topics include sound emissions from wind turbines, and we use remote sensing technology to assess potential reef-effects. We also undertake research on potential impacts on birds and how to mitigate them.

Collaboration with external stakeholders is fundamental to our approach, which helps us to build our knowledge and develop innovative solutions to address biodiversity. In 2022, we extended our participation in a range of research programmes and industry partnerships, such as the UN Environment Programme World Conservation Monitoring Centre's (UNEP-WCMC) Proteus Partnership. We also joined a project led by the International Union for Conservation of Nature (IUCN) which aims to identify good practices for renewable energy development.

We are also working to improve our understanding of circular economy opportunities. This includes our approach to waste management in general, as well as to specific recycling opportunities such as wind turbine blades and materials from the decommissioning and removal of offshore facilities. Through the supply chains for our oil and gas, and renewables activities, we purchase large quantities of steel, other metals, cement, and various materials used in drilling and completion of wells. Each of the respective supply chains may impact nature in various ways and have specific waste management needs and practices. We apply the waste hierarchy to primarily avoid waste generation and follow key circular economy principles such as the re-use, recycling and recovery of materials. The largest waste volumes from our own operations are oily wastewater from oil and gas processing and oiled drill cuttings.



Hammerfest processing plant for LNG at Melkøya, Hammerfest, Norway.

Performance disclosure

Non-GHG emissions, discharges and waste

Selected environmental performance data for 2022 is shown in the table. A complete set of performance data can be found in our Sustainability datahub at equinor.com.

There were no serious accidental spills in 2022, and the total volume of accidental oil spills and other spills was considerably reduced from 2021 to 2022. However, the total number of spills increased slightly. A discharge of 581,000 m³ of treated process water from the Mongstad refinery water treatment plant was reported as a breach of permit. This was because the discharge occurred closer to shore than permitted and the volume was larger and the period longer than initially communicated to the Norwegian Environment Agency.

Over the past four-to-five years, non-GHG emissions to air and regular, permitted discharges of oil in water to sea have trended downwards slightly, or remained at the same level. The increase in SOx emissions from 2021 to 2022 was due mainly to the restart of production at the Peregrino FPSO in July 2022. However, SOx emissions from the asset are lower than in earlier years due to an ongoing fuel switch from diesel to imported natural gas. Hazardous waste quantities increased from 2021, mainly caused by increased volumes of water dispatched from Mongstad for further treatment. This water stems from well cleaning at offshore platforms. Increased quantities of drill cuttings due to increased drilling activity in Norway also contributed to an increase in hazardous waste quantities. Exempt waste quantities are at a low level since only three wells were drilled and fractured during 2022, all of which are at a single location in the US.

Indicators	Units	2022	2021	2020	2019	2018
SOx emissions	ktonnes	1.1	0.9	1.3	2.2	1.8
NOx emissions	ktonnes	32	34	36	41	42
Non-methane volatile organic compounds	ktonnes	23	26	35	40	46
Accidental oil spills (net volume >0)	Number	111	120	136	219	239
	m³	33	40	154	8,913	138
Other accidental spills (net volume >0)	Number	122	98	117	204	199
	m³	302	3,335	3,997	57	934
Serious accidental spills	Number	0	0	2	3	1
Regular discharges of oil in water to sea	ktonnes	1.1	1.1	1.3	1.2	1.1
Hazardous waste generated	ktonnes	304	280	318	313	244
Non-hazardous waste generated	ktonnes	37	33	29	40	31
Exempt waste generated - drill cuttings and solids from US onshore operations	ktonnes	1.2	0	17	84	55
Exempt waste generated - produced water and flowback water from US onshore operations	million m³	0.1	2	5	7	6

Biodiversity and nature

In 2022, we expanded the scope of reporting in relation to where we have operations in protected areas and areas of high biodiversity value. We now include linear infrastructure (e.g., pipelines and cables) for which Equinor is technical service provider on behalf of other operators, resulting in inclusion of the Europipe I and II pipelines which both crosses the Wadden Sea UNESCO World Heritage Site (WHS). The Wadden Sea was included in the WHS list in 2009, while the pipeline installations were completed in 1995 and 1999, respectively. We otherwise did not operate within other sites on the WHS list or sites in the International Union

of Conservation of Nature (IUCN) category 1a ("Strict nature reserve") or category 1b ("Wilderness area").

The number of assets and licences inside or adjacent to protected areas increased from 19 in 2021 to 35 in 2022. This is partially caused by the increase in renewables activity and the increased disclosure scope (as explained above). A summary of our presence in relation to protected areas and areas of high biodiversity value is shown below and a complete overview is available in the ESG reporting centre on equinor.com.

NPI plans are being developed for several assets, for which the Empire Wind project in the US and the Rosebank project in the UK are first in scope.

Withdrawal and consumption of freshwater in 2022 was 6 million m³, a reduction from 8 million m³ in 2021. We had no oil, gas or renewable energy production in, nor did we withdraw water from areas of high or extremely high baseline water stress as defined by the World Resources Institute's Aqueduct® tool.

	Assets[1]	Licenses[2]
In the vicinity (5 – 20 km)[3]		
- of protected areas	18	1
- of areas high biodiversity value	17	1
Close (1 – 5 km)[3]		
- to protected areas	10	0
- to areas of high biodiversity value	2	0
Adjacent (< 1 km)[3]		
- to protected areas	20	0
- to areas of high biodiversity value	7	0
Inside[3]		
- protected areas	15	0
- areas of high biodiversity value	32	0

1. "Assets" means offshore platforms including subsea tie-ins, onshore plants, pipelines and other linear infrastructure in operation or under construction.
2. "Licences" includes only those licences where there have been operational activities other than 1) above, e.g., seismic acquisition, exploration drilling, site surveys.
3. If several protected areas (PA) or areas of high biodiversity value (AHBV) are present within a proximity category around a given asset or operation, they are counted as one. If a given PA or AHBV are within proximity categories for several assets or operations, it is counted in for each of these assets or operations. Subsea installations within a field are included in the counting of the platform it is tied in to. For existing linear infrastructure like pipelines, service lines and cables, only the 'Inside' and 'Adjacent' categories are applied. In cases where linear infrastructure is installed during a given reporting year, all proximity categories are applied. Information on geographic location of cases represented in the table above can be found in the "Sustainability performance data hub" on Equinor.com.

Performance evaluation

Non-GHG emissions, discharges and waste
For 2022, non-GHG emissions to air and the volume of discharges and spills to sea were mainly at the same level or trending downwards. We have also taken measures to reduce SOx emissions at the Peregrino FPSO. We therefore believe our approach to non-GHG emissions is effective and is producing the intended results.

Generated waste volumes, which stay at the same levels as previous years, are mainly dependent on activity levels within drilling, well clean-up and maintenance. We also initiated an improvement initiative to establish a circular economy framework aiming for better management of use, reuse and recycling of resources, including waste.

Although the accidental spill volumes are lower in 2022 compared to the previous year, we are not satisfied with the fact that the number of such spills increased slightly since 2021. As also raised by the Norwegian Environmental Agency, we continue to have compliance issues related to the number of accidental spills and breaches of discharge permits for our operations in Norway. The improvement activity addressing governance, competence, awareness and performance in this area, continues.

Biodiversity and nature
Our approach and ongoing improvement activities related to our impacts on biodiversity are viewed as representing an adequate response to the global expectations and need for action against loss of biodiversity. The increase in numbers showing our presence in or adjacent to protected areas, is the outcome of increased disclosure scope (as explained above) and our expanding renewables portfolio.
We continued our implementation of a net positive approach as outlined in our biodiversity position, including relevant disclosure metrics and preparation of NPI plans. The reduced level of withdrawal and consumption of freshwater is considered a positive development.

2.1.3 Tackling inequality – Human rights

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS	
Respecting human rights in Equinor's own activities and supply chain.	Equinor has operations and supply chains in geographies where human and labour rights may be at risk. With 8,000 direct suppliers, our activities may impact a vast number of people.	▪ Business integrity and ethical misconduct ▪ Joint arrangements and contractors ▪ Policies and legislation ▪ Workforce and organisation	Determine a suitable human rights indicator	Pilot a set of human rights indicators (2022)	● (Plan in place, on track to reach longer-term ambition)

- Ambition met in 2022
- Ambition not met in 2022
- Plan in place, on track to reach longer-term ambition
- Plan in place, not on track to reach longer-term ambition

Contextual introduction

Within a turbulent global landscape, ethical and transparent behaviour is a critical foundation for business when considering how to tackle inequality. The Russia-Ukraine war and its ripple effects on access to food and energy, alongside the cost of living crisis, can have significant implications for individuals who already face challenges to their basic human rights. Understanding and managing the risk of adverse human rights impacts related to our activities is at the core of our human rights commitment. This is consistent with the United Nations Guiding Principles on Business and Human Rights (UNGPs), the ten principles of the Global Compact and the Voluntary Principles on Security and Human Rights. We recognise that our activities can cause, contribute, or be linked to negative human rights and other social impacts, especially in jurisdictions with weak regulatory frameworks or enforcement, and where our activities face inherent risks. Addressing gaps towards international labour standards continues to be our main salient issue. Specifically, addressing the possibility of forced labour connected to our supply chains, a situation exacerbated by global instability, increased inequality and continued effects of the Covid-19 pandemic, remains our key concern.

Management approach

Equinor's human rights policy applies to all our activities. In accordance with the company's risk management system, we identify adverse human rights risks and impacts, and work to prevent, mitigate or remediate as relevant to each situation. During 2022, we continued our efforts to further integrate human rights practices into the way we work, supported by regular senior leadership engagement.

Focus on labour rights and living wages is identified as one of the core priorities of the Just Transition plan which embeds respect for human rights as fundamental to achieving a just and fair transition.

The executive-level human rights steering committee continues to serve as an advisory group focusing on learning and experience transfer, actions to address Equinor's key human rights risks, and supporting the engagement with and reporting to the CEC and BoD. Areas of discussion have included risk mitigation in project development, enterprise risk level and mitigation, and new disclosure initiatives to drive transparency.

Within Equinor, it is the responsibility of the risk-owner to conclude where human rights due diligence efforts should be prioritised. Defining such priorities is based on regular risk and portfolio assessments and supported by a corporate team of human rights experts who help ensure alignment across the portfolio. In 2022, we continued to look for indications of forced labour and unacceptable working conditions in our supply chains, particularly within fabrication and construction activities across Asia and in core countries such as Brazil. Compared to previous years, risk assessments in the earlier phases of project planning were prioritised, to better inform decision making and allow for more effective mitigation. To understand risks related to our activities, we perform environmental and social impact assessments. These are an essential part of our project development process and allow for proactive consultation with stakeholders to inform our understanding of community impacts. This includes addressing potential impacts on indigenous peoples, which continue to be a priority. For certain high-risk activities, we may perform additional and specific human rights risk assessments, typically supported by external experts. During project execution, by engaging with potentially affected stakeholders through worker dialogue, we get better understanding of any potential issues and are able to respond with appropriate means of remediation where necessary. We follow up with suppliers based on identified risk, including verifications, tracking of actions and ongoing dialogue. We expect all current and future suppliers to be familiar with and apply our general human rights expectations. We include specific human rights clauses in all our contracts, based on scope and location of delivery, which typically define the risk level.

As we enter 2023, a further strengthening of our management system is underway, including global working requirements for human rights due diligence and new requirements for internal reporting. We continue to build our expert-level corporate capabilities, both through the recruitment of specialists and by improving work processes to better leverage internal capacity and know how.

The introduction of a standalone Human rights statement is a direct response to the Norwegian Transparency and Human Rights Due Diligence Act and is an opportunity to broaden our external disclosure and communication on our human rights approach, risks and work. To ensure compliance with the Act, Equinor has created an internal procedure for capturing and processing information requests.

Performance disclosure

Labour rights and decent work

We require all new suppliers to be screened for social criteria. In line with our approach to performing risk assessments in the early phases of our projects, we assessed 283 suppliers for social impacts in 2022. From this, 154 suppliers were identified as having significant gaps. 84% of these suppliers have through closing of gaps become qualified, while the rest of the suppliers are yet to complete their improvement plans. If we find that a supplier will not implement necessary improvements, the supplier will not be awarded a contract. There were no circumstances where suppliers were not willing to improve to become qualified, and no circumstances where findings or lack of collaborative actions resulted in a need to terminate a relationship.

Aligned to our corporate priorities, we assessed conditions for workers involved in specific construction projects in Malaysia, Singapore, Thailand and China. Indicators of forced labour as defined by the International Labour Organization (ILO) were identified in one contract we are linked to, mainly related to payment of recruitment fees, retention of identity documents, and restriction of movement. This means that during 2022, we identified 61 individuals as subject to at the minimum one indicator of forced labour within our supply chains. We continued to work with our partners to provide remedy in these instances, including compensation towards undue payments. In 2022 payments were made to 1,791 previously identified workers, to the value of over USD 2 million.

The number of supplier assessments varies with nature and level of activity and is not necessarily comparable year-on-year. However, our approach to be more targeted towards high-risk sites and suppliers and focus on site visits and worker interviews as opposed to more traditional audits, has resulted in a gradual decrease. We do not find it relevant to set targets towards number of assessments.

Due to publicly reported concerns of serious labour exploitation in solar supply chains, we continued our task force focusing on actions to mitigate short-term and longer-term risks. Actions include increasing and requesting traceability throughout the supply chain, seeking contractual safeguards, engaging with industry initiatives, and investigating opportunities for alternative sourcing routes.

Labour rights and working conditions in the supply chain

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Supplier human rights (HR) verifications conducted	Equinor group	number	24	30	37	50	75
Workers interviewed	Equinor group	number	808	974	343	650	1,000
Countries in which supplier HR verifications undertaken	Equinor group	number	11	10	9	16	20
Employees working with our suppliers trained (class room course)	Equinor group, operational control	number per year	264	128	190	409	514

Findings in human rights supplier verifications 2022


4.5% (13)
4.8% (14)
0.7% (2)
15.8% (46)
7.9% (23)
4.1% (12)
6.5% (19)
25.1% (73)
30.6% (89)

- Management system
- Ensuring fair treatment and non-discrimination
- Providing safe, healthy and secure workplace and accomodation
- Providing fair wages and reasonable working hours
- Respecting freedom of assembly, association and the right to collective bargaining
- Preventing modern slavery
- Preventing child labour and protecting young workers
- Providing access to remedy
- Subcontracting

A step-up in shipping and oil and gas storage

During 2022 a special task force, consisting of business line representatives and human rights expertise developed specific requirements and tools to embed human rights due diligence in our shipping and oil and gas storage business. Alongside these efforts, tailormade full-day classroom training was delivered to approximately 70 business professionals.

Human rights were also a core topic at our regular Working safely with suppliers conference. Bringing shipping and storage suppliers together in Stavanger, this event includes leadership expectations, panel conversations, and roundtable discussions to explore common challenges and ways forward.

Supplier dialogue and onsite human rights assessments were performed at two yards where new-build vessels are being constructed.

Community risks and impacts

No potential or actual adverse impacts of indigenous peoples' rights were identified during 2022. Across our operated assets, Equinor received no eligible grievances according to our internal procedures. Issues raised which are deemed ineligible include, for example, requests for donations, sponsorships, jobs, and requests for information about collaborating or partnering with Equinor in various projects.

Together with Shell, we continued to actively manage the remaining human rights risks and impacts associated with the resettlement of 29 households and the discontinuation of farming and fishing affecting 446 households in the area identified for a potential LNG site in Lindi, Tanzania. Specifically, the focus has been on ensuring the longer-term sustainability for impacted households. Actions include the signature of a Land agreement and the development of an agricultural livelihood baseline assessment, as the preparatory stage for an agricultural livelihood restoration programme to be implemented in 2023.

Through our joint activities to develop a solar park with Scatec in Northern Brazil, we resettled two families who were previously living and working in a location with no rights to the land or formal work contracts. Through strong Equinor-led stakeholder engagement and compliance with International Finance Corporation (IFC) standards and our human rights policy, both families have taken legal ownership of their new property, including land allocation for one family who wanted to continue farming.

Governance and capacity building

In addition to the human rights steering committee, executive leadership engagement in 2022 included participation in several external, cross-sectoral and multi-stakeholder coalitions including a Commissioner role in the Business Commission to Tackle Inequality and board member at the WBCSD Energy Pathway Board, with focus on human rights and the just transition.

There was continued engagement with industry leaders, academia and subject matter experts to share experiences and to align on good practice. Internally, general and specific capability building efforts continued through 2022, focused around new and emerging regulations, and in particular the Norwegian Transparency Act.

We continued to deliver a third-party-facilitated Human Rights In Practice course for supply chain professionals and company representatives, focused on labour rights, Ethics, Anti-Corruption and Human Rights.

Information requests according to the Transparency Act

In 2022, Equinor received three information requests, which were all responded to within the legislative deadline. In addition, twelve questions and requests for action or information were received but not deemed legitimate under the scope of the Transparency Act. These were treated separately on a case-by-case basis.

Finally, we continued the active participation in mediations related to a tragic crane accident at a South Korean yard in 2017. The process is facilitated by the Norwegian OECD National Contact Point, following the filing of a complaint alleging breaches by several companies, including Equinor, of the OECD Guidelines for Multinational Enterprises.

Performance evaluation

We continue, as do many, to be challenged to find meaningful and objective assessments of performance within the field of business and human rights. In 2022, as a first step towards maturing a broader performance framework, we piloted a set of internal monitoring indicators relevant to our key risks. We will continue to build on the learnings from this pilot with the aim of reporting in a more quantitative fashion in future years.

As we continue our risk-based approach to human rights due diligence within our global supply chains, we see significant risks of adverse human rights impacts, particularly related to decent work and the possibility of forced labour.

Whilst it is never satisfactory to identify substandard labour conditions, we see that our efforts to understand potential impacts earlier in the project and procurement process as a further step towards more risk avoidance and effective mitigation.

Our efforts in 2022 focused on furthering specific actions towards the construction sector, including building leverage with peers and partners, and particular efforts were made towards our midstream business including shipping and oil and gas storage. A further strengthening of our internal work processes will drive more systematic and documented due diligence across the portfolio.

2.1.4 Tackling inequality – Diversity and inclusion

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS
Creating a diverse and inclusive place to work where equal opportunities and human capital development is fostered, and discrimination is not tolerated in any form.	Equinor employs a large and diverse workforce of around 22000 employees, with operations and value chains in some 30 countries.	▪ Business integrity and ethical misconduct ▪ Policies and legislation ▪ Workforce and organisation	Inclusion index score (%)	I: ≥80 (2025) ●

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition

Contextual introduction

Equinor has worked systematically with diversity and inclusion (D&I) since 2019. Overall we believe our performance in 2022 has been satisfactory, and we have focused our work on updating the D&I strategy, ambition and metrics that will enable us to strengthen our performance in the future. The aim is to operationalise D&I further into our business and embed in how we develop our people and engage with the societies in which we operate.

Recent years have seen a shift in the expectations from governments, governing bodies, society and employees when it comes to companies' social responsibility and role in D&I. To us D&I aligns with our values, our focus on safety and our purpose as a company. As outlined in our Code of Conduct, we do not tolerate any discrimination or harassment of colleagues, or others affected by our operations, and require everyone to be treated with fairness, respect, and dignity. Our agreement (likestillingsavtale) between the company and union Industri Energi applies to all employees in Equinor ASA and states that we, as an employer, work to ensure all employees are treated equally regarding recruitment, pay and working conditions, training, career paths, and professional development. Equinor is committed to being transparent about our progress and we participate in several external indexes and networks. These include the SHE Index and the Bloomberg Gender Equality Index, where we have committed to integrate D&I into our business strategy and share experience and learning.

Our updated D&I ambition states "We are a diverse and inclusive organisation where everyone feels valued and that they belong. Our D&I strategy continues to build on strengthening a safe and inclusive work environment for all and ensuring fair and equal opportunities. The strategy strengthens Equinor's social responsibility to ensure a just energy transition and builds upon the commitments we have made as part of our new value chains.

Management approach

Our D&I strategy is based on empowering the organisation to drive D&I locally, in line with national reporting requirements and local legislative frameworks. The strategy was developed through extensive external and internal stakeholder engagement and the feedback was focused on the need for local actions, diversity representation in senior leadership, and openness to talk about diversity dimensions beyond gender. The BoD was continually kept informed about progress through formal reporting channels and meetings. Throughout 2022 the CEC members were involved in shaping the strategy, and employees, union representatives, and members of employee resource groups (ERGs) were included in strategy development. A separate working group with Norwegian union representatives was established and met four times throughout the year to discuss D&I actions and progress. The D&I strategy is owned by the Human Resource team. Throughout 2022, Equinor also collaborated with the Norwegian Equality and Anti-Discrimination Ombud to share best practice of how to embed Norwegian legal requirements into business strategy.

At Equinor, we continually work to strengthen understanding of diversity, and we use the diversity data that is available to measure our progress. This includes gender balance, age, and nationality. We know that inclusion is the foundation to ensure a psychologically safe work environment where everyone feels valued, respected, and that they can contribute and speak up. To monitor our progress on inclusion, we established the Inclusion Index in 2019 and work systematically with initiatives that focus on our culture and inclusion. In addition to strategy development, our key D&I actions for 2022 focused on building inclusion and equity for all our employees.

ERGs are voluntary, employee-led groups that come together with the aim to create a diverse and inclusive workplace, with a particular focus on a common diversity characteristic, cause, or goal. The establishment and support for ERGs is important for Equinor to learn about opportunities and challenges linked to equality and equity, and ensure we set actions that remove barriers for individuals who identify as part of underrepresented groups. In 2022, we focused on senior sponsorship of our ERGs and formalised D&I awareness days. A governance structure for ERGs was developed and will be implemented in 2023.

We continuously work on risks related to discrimination and harassment. In 2022, we identified a small increase in the number of sexual harassment cases. This increase was taken very seriously, and significant actions and initiatives were put in place. This included awareness sessions for leaders, safety moments for general use, and as a topic in the quarterly Safety Wheel. The annual global people survey (GPS) results were further analysed to determine targeted actions. The actions focused on increasing awareness of what constitutes sexual harassment, and ensuring people

feel safe to speak up and report inappropriate actions and behaviour. In 2023, we intend to continue using metrics to identify signals that may imply discrimination and harassment. One such metric includes the question about "Zero tolerance for discrimination and harassment" in the GPS which we continually monitor.

We focus on strengthening inclusion of employees who identify as LGBTQ+ and increasing allyship. In 2022, we offered inclusive language training (Rosa kompetanse) through the Norwegian Organisation for Sexual and Gender Diversity (FRI) to our HR, communication and recruitment department, and we are finding ways to provide this training to other groups of employees in 2023. Our focus on safety and inclusion for all LGBTQ+ colleagues was strengthened in line with local Pride events. Senior leadership communication, safety-focused deliverables, and employee engagement were ongoing throughout the year. The Pride Makers ERG increased its activity both internally and externally and gained more members.

As part of our renewables value chain, Equinor made commitments related to D&I which include a focus on ethnicity. This work will continue in 2023. Our ERG, Black in Equinor further grew its membership and activity that increased engagement and knowledge about ethnicity and discrimination, with the aim of strengthening inclusion. Looking to 2023 and beyond, we have identified the need to include further work on diversity dimensions as part of our D&I roadmap, such as inclusion of people with disabilities, religion, caring responsibilities, and pregnancy/parental leave. Our updated D&I strategy will help us work more systematically on inclusion across all diversity dimensions.


RF
The FPSO at the Peregrino field, Brazil.

Building a diverse pipeline
Our focus on building a diverse employee pipeline starts with our engagement with students and young people in the locations where we operate. Through our sponsorship programmes, partnerships, and networks we aim to help shape and build a more diverse talent pool for the future. This work is also aligned with our responsibility to ensure a just energy transition. Our focus is on engaging youth and students through programmes and events that relate to science, technology, engineering, and mathematics (STEM) subjects. This includes initiatives that target girls and women.

Building a robust, sustainable, and diverse pipeline is important to us at Equinor. D&I is integrated in our people processes, from how we recruit, manage talent and succession, to leadership assessment and deployment. D&I is embedded in how we work with our people, and part of our Annual Wheel for talent and succession reviews. Diversity representation and balance is discussed when building teams, identifying talent, and building succession pipelines. Diversity is also considered when we run our leadership assessments and when selecting employees for our leadership development courses.

In 2022, we hired almost 2,000 new employees and, together with our recruitment partner, we selected a diverse pool of candidates, with particular focus on gender and nationality. We provided hiring managers with recruitment training with the aim to ensure fair and unbiased assessment of all applicants. We work systematically to be an attractive employer and, in 2022 Equinor was ranked the most attractive employer for engineering students in Norway, with an increase in score from female students. We have a 50:50 global ambition for gender and nationality (Norwegian and other than Norwegian) for our corporate graduate programme, and an ambition of a one-third female share for our apprenticeship programme in Norway. A new Human Resource IT system will be implemented throughout 2023-2024 which will give us the opportunity to further improve our recruitment processes and limit biases. We are further re-evaluating our recruitment strategy for the future, and work will commence in 2023.

Performance disclosure

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Inclusion Index	Equinor Group	number	77	77	78	77	76

Diversity and gender balance

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Gender balance ASA (percentage female)	Equinor ASA	%	31	31	31	31	n/r
Gender balance total females (percentage female)	Equinor Group	%	31	31	31	30	31
Gender balance in leadership (percentage female)							
▪ Corporate Executive Committee (CEC)	Equinor Group	%	36	60	30	30	30
▪ Leaders reporting to CEC	Equinor Group	%	51	49	45	41	n/r
▪ Business unit	Equinor Group	%	37	38	35	36	35
▪ Business sector	Equinor Group	%	36	37	34	35	34
▪ Business department	Equinor Group	%	32	32	27	24	24
Nationality balance total employees	Equinor Group						
▪ Non-Norwegians in Corporate Executive committee (CEC)	Equinor Group	%	9	40	10	20	20
▪ Non-Norwegians reporting to Corporate Executive committee	Equinor Group	%	16	n/r	n/r	n/r	n/r
▪ Non-Norwegian in Business Unit leadership positions	Equinor Group	%	28	29	35	31	27
▪ Non-Norwegians in Business Sector leadership positions	Equinor Group	%	27	29	29	28	29
▪ Non-Norwegians in Business Department leadership positions	Equinor Group	%	16	18	18	22	20
Earnings ratio - base salary (women/men)	Equinor ASA	%	100	99	98	98	97
Earnings ratio - total compensation (women/men)	Equinor ASA	%	87	86	n/r	n/r	n/r

Diversity and gender balance

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Employees per category in Norway (percentage of women)	Equinor Group						
Operation and Support	Equinor Group	%	23	24	n/r	n/r	n/r
Associate	Equinor Group	%	46	49	n/r	n/r	n/r
Professional	Equinor Group	%	45	46	n/r	n/r	n/r
Principal and Support	Equinor Group	%	34	33	n/r	n/r	n/r
Leading	Equinor Group	%	29	29	n/r	n/r	n/r
Manager and Executive	Equinor Group	%	32	31	n/r	n/r	n/r

Diversity in early talent programmes

	Gender balance (female/male)		Nationality balance (non-Norwegian/ Norwegian	
Programme	**Hired**	**Target**	**Hired**	**Target**
Graduates 2022	42:58	50:50	48:52	50:50
Apprentices 2022	36:64	30/70[1]	N/A	N/A

[1] The apprenticeship program targets are set aligned to the gender share studying technical fields in Norwegian upper secondary schools.

Employment

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Part-time workers (share of women)	Equinor ASA	%	73	n/r	n/r	n/r	n/r
Temporary workers (share of women)	Equinor ASA	%	34	n/r	n/r	n/r	n/r
Involuntary part-time (number of employees)	Equinor ASA	number	0	n/r	n/r	n/r	n/r
Involuntary part-time (share of women)	Equinor ASA	%	0	n/r	n/r	n/r	n/r

Equinor continued hiring temporary employees in 2022. The number of summer interns and apprentices, which is included in this category, was not significant (under 2%).

Norwegian statutory parental leave, Equinor ASA 2022

	Number of employees	Average weeks	Median number of weeks
Female	133	18	16
Male	465	12	13

The numbers above include both statutory paid and employee requested unpaid parental leave.

Permanent employees in the Equinor group

as of 31 December 2022

	Number of employees		
Geographical region	2022	2021	2020
Norway	19,082	18,237	18,238
Rest of Europe	1,243	1,427	1,381
Africa	64	63	73
Asia	96	80	68
North America	697	667	882
South America	754	652	603
Total	21,936	21,126	21,245

Total workforce by region and employment type in the Equinor group in 2022

as of 31 December 2022

Geographical region	Permanent employees	Consultants	Total workforce(1)	Consultants (%)
Norway	19,082	1,292	20,374	6
Rest of Europe	1,243	28	1,271	2
Africa	64	2	66	3
Asia	96	19	115	17
North America	697	52	749	7
South America	754	29	783	4
Total	**21,936**	**1,422**	**23,358**	**6**
Non-OECD	932	49	981	0

(1) Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations, are not included.

Performance evaluation

1. **Inclusion Index**
   To leverage the diversity we have in Equinor, we aim to ensure a safe and inclusive culture for all. Since the establishment of the inclusion index in 2019, Equinor has used this data to determine actions and opportunities to strengthen our culture. In 2022, the inclusion index level remained at 77. Systematic follow up of these results will take place early 2023 to determine actions that aim to strengthen inclusion.

2. **Diversity in leadership**
   Equinor works systematically to build a sustainable, robust, and diverse leadership pipeline that feeds through to diverse leadership teams. Our focus has been on monitoring gender balance and nationality, while continually working to set up teams that, together, represent diversity beyond these two dimensions. Our systematic focus on developing female leaders is reflected in the continued increase in female leadership over the years, with 51% females among leaders reporting to the Corporate Executive Committee in 2022. We continue to focus on representation of nationalities other than Norwegian in our leadership to ensure we represent our global operations. To strengthen our long-term systematic focus on diversity in leadership, a new D&I KPI will be introduced in 2023, measuring gender balance and nationality representation in top leadership levels. The KPI will set the expectation for leaders across Equinor to focus on diversity in their talent and succession planning. We further continue to work systematically with gender balance across our organization and have identified the need to set targets and ambitions for gender balance more locally in our organisation. This approach is part of operationalising our D&I strategy in 2023.

3. **Diversity in talent programs**
   Equinor continues to invest in our emerging talents through our graduate and apprenticeship programmes. We focus on diversity in our early talent programs and have set targets in terms of gender and nationality. In 2022, we welcomed 130 graduates, representing 32 nationalities. In Norway we welcomed 169 apprentices. This year we saw an increase in female apprentices with 36%, exceeding our gender target of 30% female. We plan to strengthen our gender target for next year to ensure we continue this trend in the future. We also offered a summer internship programme to 172 students, representing 20 nationalities

4. **Gender pay gap**
   Equinor publishes the earnings ratio between males and females for both total compensation and base pay. Norwegian authorities require reporting on full breakdown of earning ratios in all major Equinor locations by Equinor's job structure every other year. Equinor will report on this data annually to strengthen transparency on our gender pay gap. For 2022, we are pleased to see that the gender pay gap for base pay is 0 for Equinor ASA. This reflects the ongoing work to ensure gender-neutral pay decisions. In Equinor ASA, we continue to see a difference in total compensation. Our analysis shows that a key driver for this differential is the higher representation of males in skilled offshore and other operational positions. These roles are typically compensated with a range of additional elements beyond base salary, such as offshore allowances or shift allowances, as well as overtime payments. Such allowances are directly linked to the specific job an individual performs, regardless of gender. The gender imbalance in these roles compared to non-operational onshore roles results in a wider pay gap for total compensation than with base salary. We have identified the need to do further analysis on the pay gap in our global locations where there is a larger gap compared to Equinor ASA. Further details on our gender pay gap reporting is available in the Equinor data hub.


Equinor Fornebu, Oslo, Norway.

Equinor has worked systematically with D&I since 2019. Overall, we believe our performance in 2022 has been satisfactory, with a focus on updating the D&I strategy, ambition and metrics relevant to further integration of D&I in our business and strengthening our future performance.

2.2 High value

Group analysis

2022 witnessed an unprecedented energy crisis in Europe which was exacerbated by Russia's invasion of Ukraine, causing further disruption to the energy markets. Tight energy markets, coupled with increased demand, have led to a prolonged period of extremely high commodity prices, in particular gas which peaked at around 90 USD/MMBtu in August 2022.

In response to the conflict initiated in February 2022, Equinor took decisive action to withdraw from the Russian market and exit all assets in the country. This resulted in an impairment recognised in relation to the Russian assets of USD 1,083 million. All exit activities were concluded within the year, and Equinor has not planned for any new investments in the country as part of its future strategy.

During the year, Equinor achieved some notable operational milestones, including the restart of Snøhvit and Peregrino in mid-year and Peregrino phase 2 coming on stream in the fourth quarter. All provided strong contributions towards offsetting the of loss of production from the Russia exit.

In response to the energy crisis in Europe, gas production was accelerated on some NCS assets due to a change from gas injection to gas export. This significantly impacted the gas production for the year from E&P Norway, increasing by 8%, and also contributed to a global 2% increase in gas production for 2022 compared to 2021.

Despite the increase in gas production, restart activity and new assets coming on stream, total liquids and gas production reduced versus 2021. Equinor's exit from Russia as announced early in 2022 and turnaround activity in the US during the year, coupled with the prior year's divestment of Bakken, resulted in reduced production levels for the full year 2022 compared to the prior year.

Results

Significantly elevated realised prices and optimised product split have balanced the reduced production levels and are responsible for the significant increase in **net operating income** for the full year 2022 relative to 2021.

Strong results were recorded from European gas and power sales optimisation and trading, as well as high refining margins and high clean spark spread positively contributing to the overall business results in 2022 relative to the same periods in the prior year.

While price realisation has driven an increase in margins, Equinor has also witnessed inflationary pressures increasing its **operating expenses.** Costs pertaining to electricity, well maintenance and environmental taxes were the main contributors to this increase. The growth in **operating expenditure**

Condensed income statement under IFRS (in USD million)	For the year ended 31 December 2022	2021	Change
Revenues	**149,004**	88,744	68%
Net income/(loss) from equity accounted investments	**620**	259	>100%
Other income	**1,182**	1,921	(38%)
Total revenues and other income	**150,806**	90,924	66%
Purchases [net of inventory variation]	**(53,806)**	(35,160)	53%
Operating, selling, general and administrative expenses	**(10,593)**	(9,378)	13%
Depreciation, amortisation and net impairment losses	**(6,391)**	(11,719)	(45%)
Exploration expenses	**(1,205)**	(1,004)	20%
Net operating income/(loss)	**78,811**	33,663	>100%
Net financial items	**(207)**	(2,080)	90%
Income/(loss) before tax	**78,604**	31,583	>100%
Income tax	**(49,861)**	(23,007)	>100%
Net income/(loss)	**28,744**	8,576	>100%

is partially masked by the strengthening of the USD against the NOK.

During 2022 **depreciation, amortisation and net impairment losses** reduced by USD 5,328 million to USD 6,391 million. This movement included a USD 3,339 million net impairment reversal recognised in the year which was mainly due to updated estimates of value in use of property, plant and equipment impacted by internal forecast on cost, production profiles and commodity prices. The impairment recognised in the E&P International segment related to Equinor's decision to exit Russia was more than offset by impairment reversals primarily related to E&P Norway price changes and gas export strategy, E&P USA Gulf of Mexico assets, E&P International production optimisation profile on Mariner and refinery margin assumptions in the MMP segment. For more information, see note 14 to the Consolidated financial statements.

The strengthening of the USD against the NOK significantly impacted **net financial items** in the year. The positive development of USD 1,873 million was mainly due to a net foreign exchange gain of USD 2,088 million in 2022, driven by the strengthening of the USD against NOK, compared to a gain of USD 47 million in 2021. In 2022 interest income and other financial items were USD 1,070 million higher than in 2021 due to an increase in short-term interest rates. This was offset by an increase in losses on financial derivative instruments of USD 1,037 million, resulting from an increase in long-term interest rates.

Income taxes increased from USD 23,007 million in 2021 to USD 49,861 million in 2022. This is equivalent to a positive tax rate of 63.4% for 2022, reduced from 72.8% in 2021.

After a history of significant losses, Equinor are now recording profits in the US. Projected future taxable income demonstrates that it is probable that the unused tax losses carried forward could be utilised in the near future. The tax value of the unused accumulated losses has been recognised as a deferred tax asset of USD 2.7 billion, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low reported effective tax rate compared to last year. For further information see note 11 Income taxes to the Consolidated financial statements.

A high net income of USD 28,744 million was recorded for 2022 compared to USD 8,576 million for 2021 and a net loss of USD 5,496 million in 2020.

Capital distribution

The strong financial performance of 2022 allowed Equinor to increase its quarterly dividend to total USD 2,814 million ordinary dividends in the year and USD 6,247 million extraordinary dividends (2021: 2,939 million annual ordinary dividend).

For the fourth quarter of the year, the BoD proposes to the annual general meeting a cash dividend of USD 0.30 per share, and an extraordinary quarterly dividend of USD 0.60 per share. Considering the proposed dividend, USD 18,485 million will be allocated to retained earnings in the parent company.

For 2022, Equinor initiated a USD 5,000 million share buy-back programme which was increased to USD 6,000 million later in the year. The 2022 share buy-back programme started with the first tranche in February 2022 and ended with the fourth tranche, which was completed in January 2023. The Norwegian State share related to the second, third and fourth tranches of the 2022 share buy-back programme and the first tranche of the 2023 share buy-back programme, amounting to USD 4,020 million, will be redeemed in 2023. Redemption is subject to approval in the annual general meeting in May 2023.

For further information see note 20 Shareholders' equity and dividends to the Consolidated financial statements.

	Ordinary dividend per share (in USD)					Extraordinary dividend per share (in USD)				
Fiscal year	Q1	Q2	Q3	Q4	Sum	Q1	Q2	Q3	Q4	Sum
2020	0.09	0.09	0.11	0.12	**0.41**	-	-	-	-	**-**
2021	0.15	0.18	0.18	0.20	**0.71**	-	-	-	0.20	**0.20**
2022	0.20	0.20	0.20	0.30	**0.90**	0.20	0.50	0.70	0.60	**2.00**


Processing plant at Kårstø, Rogaland, Norway.

Review of cash flows

Consolidated statement of cash flows

	Full year	
(in USD million)	**2022**	**2021**
Cash flows provided by operating activities	**35,136**	28,816
Cash flows used in investing activities	**(15,863)**	(16,211)
Cash flows provided by/(used in) financing activities	**(15,414)**	(4,836)
Net increase/(decrease) in cash and cash equivalents	**3,860**	7,768

Cash flows provided by operating activities
Total operating cash flow has increased from USD 28,816 million in 2021 to USD 35,136 million in 2022. This increase is due to strong financial results primarily driven by high commodity prices witnessed throughout the year combined with stable production, which is partially offset by a corresponding increase in tax payments of USD 35,268 million.

Cash flows used in investing activities
Cash flow used in investing activities has remained relatively consistent with the prior year. For further information see note 11 Income taxes to the Consolidated financial statements.

Cash flows used in financing activities
A significant increase in shareholder capital distribution contributed to cash flow used in financing activities, increasing by USD 10,577 million from USD 4,836 million in 2021 to USD 15,414 million in 2022. In addition, Equinor increased payment of short-term debt, and experienced increased collateral payments relative to the prior year due to increased margin requirements for exchange-traded derivatives.



The refurbished platform for the Njord field in the Norwegian Sea under tow from Aker Solutions yard at Stord.

Balance sheet and financial indicators

Non-current assets
The sum of equity-accounted investments and non-current segment assets was USD 64,414 million for the year ending 31 December 2022, compared to USD 71,213 million for the year ending 31 December 2021. The decrease in non-current assets primarily relates to increased discount rates and strengthening of the USD versus the NOK.

Gross interest-bearing debt
Gross interest-bearing debt was USD 32.2 billion and USD 36.2 billion at 31 December 2022 and 2021, respectively. The USD 4.1 billion net decrease from 2021 to 2022 was due to the decline in current and non-current finance debt and lease liabilities. Current finance debt and lease liabilities decreased by USD 768 million, mainly due to a decrease in the utilisation of the US Commercial Paper programme, offset by an increase in the current portion of long-term debt, as four bonds will be repaid in 2023. Non-current finance debt decreased by USD 3.3 billion due to reclassification of non-current debt to current debt, currency effects and one repaid bond in 2022 of USD 0.3 billion. The weighted average annual interest rate on finance debt was 3.29% and 3.33% at 31 December 2022 and 2021, respectively. Equinor's weighted average maturity on finance debt was nine years at 31 December 2022 and ten years at 31 December 2021.

Net interest-bearing debt
Net interest-bearing debt before adjustments was negative USD 13.3 billion and positive USD 0.9 billion at 31 December 2022 and 2021, respectively. The decrease of USD 14.2 billion from 2021 to 2022 was mainly related to an increase in cash and cash equivalents of USD 1.4 billion, a USD 8.6 billion increase in current financial investments and a decrease in gross interest-bearing debt of USD 4.1 billion.

The net debt to capital employed ratio*
The net debt to capital employed ratio* before adjustments was -32.6% and 2.2% in 2022 and 2021, respectively.

The net debt to capital employed ratio adjusted* was -23.9% and -0.8% in 2022 and 2021, respectively.

The 34.8 percentage point decrease in net debt to capital employed ratio* before adjustments from 2021 to 2022 was mainly related to the reduction of net interest-bearing debt of USD 14.2 billion.

The 23.1 percentage points decrease in net debt to capital employed ratio adjusted* from 2021 to 2022 was related to the decline in net interest-bearing debt adjusted of USD 10.1 billion, offset by an increase in capital employed adjusted* of USD 4.9 billion.

Return on average capital employed (ROACE)*
The return on average capital employed (ROACE)* was 55.2% in 2022, compared to 22.7% in 2021. The change from 2021 was mainly due to the increase in adjusted earnings* after tax.

Cash, cash equivalents and current financial investments
Cash and cash equivalents were USD 15.6 billion and USD 14.1 billion at 31 December 2022 and 2021, respectively. See note 19 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial investments, which are part of Equinor's liquidity management, amounted to USD 29.9 billion and USD 21.2 billion at 31 December 2022 and 2021, respectively.

Financial indicators	**For the year ended 31 December**	
(in USD million)	**2022**	**2021**
Gross interest-bearing debt [1]	**32,168**	36,239
Net interest-bearing debt before adjustments	**(13,288)**	867
Net debt to capital employed ratio* [2]	**(32.6%)**	2.2%
Net debt to capital employed ratio adjusted, including lease liabilities* [3]	**(14.3%)**	7.7%
Net debt to capital employed ratio adjusted* [3]	**(23.9%)**	(0.8%)
Cash and cash equivalents	**15,579**	14,126
Current financial investments	**29,876**	21,246

1) Defined as non-current and current finance debt.
2) As calculated based on IFRS balances. Net debt to capital employed ratio is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and current financial investments. Capital employed is net debt, shareholders' equity and minority interest.
3) In order to calculate the net debt to capital employed ratio adjusted, Equinor makes adjustments to capital employed as it would be reported under IFRS. Restricted funds held as financial investments in Equinor Insurance AS and Collateral deposits are added to the net debt while the lease liabilities are taken out of the net debt.

Continued operation
In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on which the financial statements have been prepared is appropriate.

Group outlook

- **Organic capital expenditures*** are estimated at USD 10-11 billion for 2023 and an annual average of around USD 13 billion for 2024-2026[3].
- **Production** for 2023 is estimated to be around 3% above the 2022 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, the timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the previous production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions and the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section 5.10, Forward-looking statements.

[3] USD/NOK exchange rate assumption of 10.



The Johan Sverdrup field, North Sea, Norway.

Operational data

For the year ended 31 December	2022	2021	2020	22-21 change	21-20 change
Prices					
Average Brent oil price (USD/bbl)	**101.2**	70.7	41.7	43%	70%
E&P Norway average liquids price (USD/bbl)	**97.5**	67.6	37.4	44%	81%
E&P International average liquids price (USD/bbl)	**92.0**	67.6	38.1	36%	77%
E&P USA average liquids price (USD/bbl)	**81.0**	58.3	31.3	39%	86%
Group average liquids price (USD/bbl)	**94.1**	66.3	36.5	42%	82%
Group average liquids price (NOK/bbl)	**906**	570	343	59%	66%
E&P Norway average internal gas price (USD/mmbtu)	**31.2**	14.43	2.26	>100%	>100%
E&P USA average internal gas price (USD/mmbtu)	**5.6**	2.89	1.32	92%	>100%
Average invoiced gas prices - Europe (USD/mmbtu)	**33.4**	14.60	3.58	>100%	>100%
Average invoiced gas prices - North America (USD/mmbtu)	**5.9**	3.22	1.72	83%	87%
Refining reference margin (USD/bbl)	**14.5**	4.0	1.5	>100%	>100%
Entitlement production (mboe per day)					
E&P Norway entitlement liquids production	**605**	643	630	(6%)	2%
E&P International entitlement liquids production	**203**	207	236	(2%)	(12%)
E&P USA entitlement liquids production	**114**	128	163	(11%)	(22%)
Group entitlement liquids production	**922**	978	1,029	(6%)	(5%)
E&P Norway entitlement gas production	**782**	721	685	8%	5%
E&P International entitlement gas production	**32**	40	42	(19%)	(6%)
E&P USA entitlement gas production	**165**	193	181	(14%)	6%
Group entitlement gas production	**980**	954	908	3%	5%
Total entitlement liquids and gas production	**1,901**	1,931	1,938	(2%)	(0%)

For the year ended 31 December	2022	2021	2020	22-21 change	21-20 change
Equity production (mboe per day)					
E&P Norway equity liquids production	**605**	643	630	(6%)	2%
E&P International equity liquids production	**281**	291	303	(4%)	(4%)
E&P USA equity liquids production	**127**	142	187	(11%)	(24%)
Group equity liquids production	**1,013**	1,076	1,120	(6%)	(4%)
E&P Norway equity gas production	**782**	721	685	8%	5%
E&P International equity gas production	**47**	51	49	(7%)	5%
E&P USA equity gas production	**197**	231	216	(15%)	7%
Group equity gas production	**1,026**	1,003	950	2%	6%
Total equity liquids and gas production	**2,039**	2,079	2,070	(2%)	0%
Liftings (mboe per day)					
Liquids liftings	**914**	980	1,050	(7%)	(7%)
Gas liftings	**1,009**	989	941	2%	5%
Total liquids and gas liftings	**1,923**	1,969	1,991	(2%)	(1%)
Production cost (USD/boe)					
Production cost entitlement volumes	**6.5**	5.8	5.1	12%	14%
Production cost equity volumes	**6.1**	5.4	4.8	13%	13%
Power generation					
Total power generation (GWh) Equinor share	**2,661**	1,562	1,662	70%	(6%)
Renewable power generation (GWh) Equinor share	**1,649**	1,562	1,662	6%	(6%)

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and the marketing of third-party volumes. In addition to Equinor's own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see section 5.1 Board statement on corporate governance – subsection 4. Equal treatment of shareholders and transactions with close associates, and note 7 Total revenues and other income to the Consolidated financial statements.

The following table shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

	For the year ended 31 December		
Sales Volumes	**2022**	**2021**	**2020**
Equinor[1)]			
Crude oil (mmbbls)[2)]	**334**	358	384
Natural gas (bcm)	**58.6**	57.4	54.8
Combined oil and gas (mmboe)	**702**	719	729
Third-party volumes[3)]			
Crude oil (mmbbls)[2)]	**284**	286	318
Natural gas (bcm)	**7.2**	7.0	8.1
Combined oil and gas (mmboe)	**330**	330	369
SDFI assets owned by the Norwegian State[4)]			
Crude oil (mmbbls)[2)]	**132**	143	132
Natural gas (bcm)	**42.9**	41.7	38.4
Combined oil and gas (mmboe)	**402**	406	374
Total			
Crude oil (mmbbls)[2)]	**750**	787	835
Natural gas (bcm)	**108.7**	106.2	101.3
Combined oil and gas (mmboe)	**1,434**	1,455	1,472

1) The Equinor volumes included in the table above are based on the assumption that volumes sold were equal to lifted volumes in the relevant year. Volumes lifted by E&P International or E&P USA but not sold by MMP, and volumes lifted by E&P Norway, E&P International or E&P USA and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP.
2) Sales volumes of crude oil include NGL and condensate. All sales volumes reported in the table above include internal deliveries to our manufacturing facilities.
3) Third-party volumes of crude oil include both volumes purchased from partners in our upstream operations and other cargos purchased in the market. The third-party volumes are purchased either for sale to third parties or for our own use. Third party volumes of natural gas include third-party LNG volumes
4) The line item SDFI assets owned by the Norwegian State includes sales of both equity production and third-party.

Sales prices

The following table presents realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas
Year ended 31 December 2022				
Average sales price oil and condensate in USD per bbl	102.0	89.7	100.9	90.0
Average sales price NGL in USD per bbl	64.2	NA	59.7	34.9
Average sales price natural gas in USD per mmBtu	33.4	25.8	8.4	5.9
Year ended 31 December 2021				
Average sales price oil and condensate in USD per bbl	70.0	67.0	71.0	65.7
Average sales price NGL in USD per bbl	52.5	51.8	48.9	29.5
Average sales price natural gas in USD per mmBtu	14.6	15.4	6.9	3.2
Year ended 31 December 2020				
Average sales price oil and condensate in USD per bbl	39.7	37.4	41.1	36.1
Average sales price NGL in USD per bbl	25.6	30.3	23.3	11.8
Average sales price natural gas in USD per mmBtu	3.6	3.2	3.9	1.7


Hammerfest processing plant for LNG at Melkøya, Hammerfest, Norway.

High value – overview of material topics

Our strategic pillar, "High Value", signifies the priority Equinor places on placing value at the forefront of everything we do. This includes creating value for our customers, shareholders and broader society. Value can be measured by "how" we perform and operate in addition to "what" we produce and achieve.

In this chapter, the strategic pillar of High value is covered by the material topics; Efficient and predictable operations, Profitable portfolio, Value creation for society, and Integrity and Anti-corruption. The indicators in the table below are key in monitoring Equinor's value performance.

Efficient and predictable operations

The core of our business is energy provision to our customers. Optimal operational performance to drive production and how we get the energy to our customers ultimately drives the business and serves the most people. Efficient and predictable operations are of particular importance in the current economic crisis and tight energy supply with high demand. Equity production reflects our ability to produce at a high level over time and through different phases of activity. Production cost equity volumes indicate how cost efficient our production operations are, thereby assessing the value of our volumes.

Profitable portfolio

To ensure the business is future-proof, robust and attractive to our shareholders now and through the energy transition, our portfolio and the development of that portfolio needs to be carefully managed and evaluated to ensure profitability now and for the future. Organic capex* tracks our investment into our portfolio, which is carefully spent using targeted investment criteria. Return on average capital employed* and relative shareholder return are important ways to track value generated from the portfolio and our ability to competitively distribute that to our shareholders.

Value creation for society

Equinor can influence socioeconomic development by creating job opportunities, local spending, and taxes. Return of value to the wider community can be assessed through taxes paid, of which Equinor contributes significantly due to high earnings on the NCS and a share of procurement spent locally.

Integrity and anti-corruption

Integrity and anti-corruption signify the importance Equinor places on "how" we deliver in a high-value manner. Ethical business practices across the company's global reach are of paramount importance, measured through confirmed corruption cases. For Equinor to speak with one voice in all we do, we need to ensure alignment on our values, which is monitored through a code of conduct sign-off.

The Equinor strategy assumes a sustainable high value strategic pillar achieved through the strategic priorities focusing on optimising oil and gas initiatives while focusing on high value growth in renewables and new market opportunities in LCS.

HIGH VALUE

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	PERFORMANCE 2021
EFFICIENT AND PREDICTABLE OPERATIONS				
Equity production liquids and gas (mboe per day)	2022 outlook guiding ~2% above 2021[1,3]		Growth 0% (2039)	2079
Production cost equity volumes (USD/boe)	<5 USD/bbl (2021-2026)[1,2]		5.6[2]	5.4
PROFITABLE PORTFOLIO				
Return on Average Capital Employed* (ROACE) (%)	>14% yearly (2022-2030)[1,4]		55.2	22.7
Relative Total Shareholder Return (Relative TSR) (quartile)	Above average in ranking among peers[1]		6 of 12	2 of 12
Relative ROACE* (peer group rank)	First quartile in ranking among peers[1]		1 of 12	2 of 12
Organic Capex* (billion USD)	2022 outlook guiding USD 10[1]		8.3[5]	7.9
VALUE CREATION FOR SOCIETY				
Payments to goverments (billion USD)	Not applicable		49.2	11.8
Share of procurement spend locally (%)	Not applicable		88.7	91.4
INTEGRITY AND ANTI-CORRUPTION				
Confirmed corruption cases (number of)	0 (2022)		0	0
Employees who signed-off the Code of Conduct (%)	≥95% (2022)		95	84

Text in bold: Key performance indicator

[1] Outlook and ambitions presented at CMU 2022 or in Annual report 2021 (forward looking updated in CMU).

[2] USD 2021 real base.

[3] Rebased for portfolio measures.

[4] Based on 2022 CMU price scenario (65 USD/bbl).

[5] Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.

- Ambition met in 2022
- Ambition not met in 2022
- Plan in place, on track to reach longer-term ambition
- Plan in place, not on track to reach longer-term ambition

2.2.1 Efficient and predictable operations

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/ IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS
Optimisation and management of operations, turnarounds, and technological innovation.	Europe is dependent on companies which can take the role as a reliable and robust energy producer, more than ever before. Equinor can impact energy security and sustainability in Europe, both in the short- and medium-term.	▪ Project delivery and operations ▪ Joint arrangements and contractors ▪ Competition and technological innovation ▪ Digital and cyber security ▪ Crisis management, business continuity and insurance coverage ▪ Health, safety and environmental factors	**Equity production liquids and gas (mboe per day)**	2022 outlook guiding ~2% above 2021 (Ambition not met in 2022)
			Production cost equity volumes (USD/boe)	<5 USD/bbl (2021-2026) (Plan in place, on track to reach longer-term ambition)

- Ambition met in 2022
- Ambition not met in 2022
- Plan in place, on track to reach longer-term ambition
- Plan in place, not on track to reach longer-term ambition

Text in bold: Key performance indicator

Contextual introduction

Equinor works to safeguard efficient and reliable activities with a reduced carbon footprint per barrel, from exploration to project development and production, together with partners and suppliers. We focus on developing prospects with a low carbon intensity near existing fields and infrastructure to optimise value creation and prolong field lifetime. Always with safety and security as the highest priority, we deliver competitive projects and world-class drilling performance. Through our technology experience, we create significant value in project development. Our technology development and implementation will be important for operational cost-efficiency and decarbonisation going forward.

In response to the energy crisis, Equinor liaised with partners and Norwegian authorities to increase gas exports to Europe through adjusted production permits and reduced gas injection. Underpinned by safe and dependable operations, the efforts made it possible to increase the natural gas output from the NCS significantly during 2022.

Equinor executes a significant project portfolio and supports value creation through continued efficient and predictable operations. Solid operational performance is delivered with high gas production from the NCS supporting European energy security. Peregrino in Brazil and Hammerfest LNG are safely back in operation, and production is resumed from Njord A and B. New important projects on stream are Johan Sverdrup phase 2 on the NCS and Peregrino phase 2 in Brazil. The first power from the floating offshore wind farm Hywind Tampen was produced in the fourth quarter.

Management approach

Exploration
Continued exploration of hydrocarbons is important for maintaining long-term energy deliveries. On the NCS, we increasingly explore mature areas where discoveries can be tied into existing infrastructure. Utilising previous investments contribute to improved value creation and lower emission. Internationally we prioritise significant wells in growth and frontier basins.

Equinor was awarded 26 new licences in mature areas on the NCS in January 2022 and 26 licences in January 2023. We drill wells based on the following main criteria: High profitability, short payback time and low carbon intensity. In addition, meeting a rising gas demand from Europe, including as input to sectors such as blue hydrogen production, will require exploration for new gas volumes.

Several developments tied back to existing infrastructure were brought on stream over the last years, such as the Snøhvit satellite Askeladd in 2022 and Troll phase 3 in 2021. Subsea tieback developments Kristin South, Halten East, Irpa and Verdande are underway to add value and extend the field lifetime.

Project development
Equinor is responsible for a portfolio of 28 projects in execution, encompassing oil and gas projects combined with electrification projects to contribute to the energy transition.

We will reinvest in our oil and gas activity in an attractive project portfolio with an average breakeven of USD 35 per barrel and a short average payback time. We also continue to invest and grow our project portfolio within renewables and low-carbon solutions. A milestone is the first power expected in 2023 for Dogger Bank, the world's largest offshore wind farm.

We use standardised and digitised solutions to ensure the delivery of competitive projects with long-term value creation and maintain a rigorous quality and cost focus. With the pursuit of 'the perfect well,' a modern rig fleet and capitalising on economies of scale, we demonstrate world-class drilling performance. In external benchmarks, Equinor is ranked highly on the facility cost index for completed projects and drilling cost per metre.

We mature promising prospects towards sanction, focusing on economically viable projects with robust technical solutions and the lowest possible emissions.

Improvement activities are undertaken to ensure that our project deliveries remain competitive towards a digital and carbon-neutral future. The investment

projects are developed in project development centres that strengthen the use of standardised products and tasks, enabling consistent use of best practices driving continuous learning and improvement for project development, together with good capacity utilisation. Fit-for-purpose digital solutions contributing to efficient and transparent decision-making and collaboration are implemented in projects with training and roll-out in the project development centres.

We work to deploy standard procurement specifications and standardised solutions in projects to reduce costs and improve efficiency, seeking to realise portfolio synergies and unlock value through simplification, standardisation and industrialisation. Digital well deliveries and automated well control are being implemented - new ways of working to improve safety, reduce carbon footprint and standardise the best performance. Also, we work closely with suppliers through strategic collaboration to deliver projects successfully.

Technology is an enabler in making projects cost-efficient and profitable. To contribute to efficient and reliable operations with lower CO_2 emissions, we aim to deploy innovative technologies in field development within both offshore oil and gas, renewables and low-carbon solutions. Recent examples are Johan Sverdrup's use of 'digital twin' and the innovative Hywind technology developed by Equinor and deployed in floating wind developments, such as Hywind Scotland and Hywind Tampen, the first floating offshore wind farm to supply offshore oil and gas installations in operation.

Operations
We aim to ensure safe and efficient operations, maximising the value potential of our assets worldwide. We transform the NCS using digital and carbon-efficient solutions with electrification on installations.

The operations of our fields on the NCS are supported by three onshore integrated operations centres (IOCs), contributing to optimisation and increased production efficiency. Digital tools ensure faster and better decisions through close interaction between offshore operations and the onshore support centre. Furthermore, the centres strengthen our collaboration with suppliers and partners, enhance the knowledge transfer across the organisation, and benefit from economies of scale. The IOCs contribute to safe and optimal operations of our installations, identifying challenges and preventing shutdowns.

A separate unit within Equinor works to provide value creation for late-life fields. Innovative approaches, such as using ambulating teams has resulted in efficiency gains and eliminated backlog of critical maintenance.

We create value by increasing recovery and prolonging field life from our producing assets, capitalising on existing infrastructure. Projects brought on stream and tied into existing infrastructure in 2022 were the fifth Johan Sverdrup platform, the revamped Njord A and storage vessel, the third Peregrino wellhead platform and a Roncador IOR project in Brazil. The Peregrino field in Brazil and Snøhvit in the Barents Sea were safely brought back into production, and the refurbished Hammerfest LNG plant resumed operations after having been suspended following the Melkøya fire in September 2020. Production started on the Vito deepwater platform, operated by Shell, in early 2023.

We worked with partners and government authorities throughout 2022 to increase gas exports to Europe through increased production permits, reduced gas injection, and optimisation of NGL to increase gas calorific value. The flexibility in our gas portfolio allowed us to transport and sell gas where it was most needed.

Laying the ground for cost-efficient and sustainable operations in the future, we electrify offshore and onshore installations. The electric power supply is provided either through power cables from shore, or by offshore wind turbines, and is operational at several fields on the NCS. The Johan Sverdrup field, brought into production in 2019, emits only 0.67 kg CO_2 per barrel, compared to the global average of 15 kg per barrel, mainly owing to power supply from shore. The Hywind Tampen floating wind farm to supply Gullfaks and Snorre started production in 2022. Work is underway to electrify other NCS fields.

Leveraging 25 years of operational experience and technology within carbon capture and storage (CCS) on the NCS, we work to develop solutions for CCS, expected to play a major part in the Norwegian climate solution. The Northern Lights infrastructure project for CO_2 transport and storage is well underway, and the development of a CO_2 storage at Smeaheia is under consideration.

Performance disclosure

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	PERFORMANCE 2021
EFFICIENT AND PREDICTABLE OPERATIONS				
Equity production liquids and gas (mboe per day)	2022 outlook guiding ~2% above 2021[1,3]	Ambition not met in 2022	Growth 0% (2039)	2079
Production cost equity volumes (USD/boe)	<5 USD/bbl (2021-2026)[1,2]	Plan in place, on track to reach longer-term ambition	5.6[2]	5.4

Text in bold: Key performance indicator
[1] Outlook and ambitions presented at CMU 2022 or in Annual report 2021 (forward looking updated in CMU).
[2] USD 2021 real base.
[3] Rebased for portfolio measures.
[4] Based on 2022 CMU price scenario (65 USD/bbl).
[5] Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.

- Ambition met in 2022
- Ambition not met in 2022
- Plan in place, on track to reach longer-term ambition
- Plan in place, not on track to reach longer-term ambition

Performance evaluation

Oil and Gas production
Total equity liquids and gas production was 2,039 mboe and 2,079 mboe per day in 2022 and 2021, respectively. Divestment of assets, including exit from Russian assets, and natural decline contributed to the decrease. The Snøhvit, Peregrino and Njord fields resumed production in 2022, and Johan Sverdrup phase 2 and Peregrino phase 2 started production in the fourth quarter of 2022. Lower liquid production was partially offset by increased gas production, as Equinor implemented measures to increase deliveries of natural gas to Europe.

Rebased for portfolio measures the equity production was flat from 2021 to 2022. The result is below the guided outlook ambition of a 2% production increase, mainly due to later startup of new fields than assumed in the initial guiding forecast, and operations.

Total entitlement liquids and gas production was 1,901 mboe per day in 2022 compared to 1,931 mboe in 2021. The production was mainly influenced by the factors mentioned above.

Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.

Unit Production Cost (UPC)
The equity Unit Production Cost (UPC) for 2022 ended on 6.1 USD/bbl (compared towards the 2021 USD real base outlook assumptions, the 2022 UPC ended at 5.6 USD/bbl). The increase in UPC from 2021 to 2022 is mainly related to increase in the energy cost and CO_2 cost. In addition, there has been portfolio adjustments resulting in increased equity share in Statfjord licence, being a late life field with high UPC.

The UPC ambition communicated at Capital Market Update (CMU) in February 2023 is to keep the UPC below 6,0 USD/bbl (USD 2022 real term) in the period from 2023-2026.

Renewables Power Generation
From 2021 to 2022, the total renewable power generation increased by 5.6 % (from 1,562 GWh to 1,649 GWh). The increased power production is mainly due to a full year operation of the Guañizuil IIA solar plant in Argentina.


The revamped Njord platform back at the field in the Norwegian Sea, ready for 20 new years of operations.

2.2.2 Profitable portfolio

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS	
Portfolio development and composition to ensure ongoing profitability with risk assessment and management of current asset base.	Having a profitable and robust portfolio enables Equinor to provide long-term economic value through job creation, tax contributions and providing energy.	▪ Prices and markets ▪ Hydrocarbon resource base and low carbon opportunities ▪ Capital structure, finance, and liquidity ▪ Trading and supply activities ▪ Policies and legislation ▪ Climate change and transition to lower carbon economy	**Return on Average Capital Employed* (ROACE) (%)**	>14% yearly (2022-2030)	● Plan in place, on track to reach longer-term ambition
			Relative Total Share-holder Return (Relative TSR) (quartile)	Above average in ranking among peers	● Ambition met in 2022
			Relative ROACE * (peer group rank)	First quartile in ranking among peers	● Ambition met in 2022
			Organic Capex* (billion USD)	2022 outlook guiding USD 10	● Plan in place, on track to reach longer-term ambition

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition
Text in bold: Key performance indicator

Contextual Introduction

Equinor's portfolio delivered strong profits based on our ability to maintain stable delivery of oil and gas during an energy crisis in Europe.

The cost inflation and the capacity constraints in the heated supplier market will likely make it more challenging to sanction and to execute new projects going forward. The overall cost trend was stable within sanctioned project developments through 2022, due to the price conditions in existing contracts. However, the non-sanctioned project portfolio will likely be exposed to major market effects going forward. Most cost increases are expected to come from the cost of equipment and raw materials, reflecting higher commodity prices and an increasingly heated supplier market. Following the market volatility and


Trading floor, Danske Commodities, Denmark.

unpredictability, suppliers are building increased profit risk elements into the contract quotes.

In order to maintain a profitable portfolio and reliably supply energy through the transition, Equinor is transforming its portfolio to become a broad energy company. Equinor believes that by being a leading company in the energy transition, we can not only reduce our own CO_2 footprint, but also maximise value for both society and our shareholders. Building a portfolio that has robust profitability through future cycles will be essential for us to deliver on our Energy Transition Plan and provide shareholder value.

Management approach

Portfolio composition
Our ambition is to build a focused, carbon efficient oil and gas portfolio complemented with renewable and low-carbon solutions to create long-term value while supplying reliable energy with progressively lower emissions. Future oil and natural gas prices are uncertain and Equinor believes it is positioned to capture the upside and withstand the downside.

As illustrated by the following graph, the share of gross capex* in renewables and low-carbon solutions increased from 11% in 2021 to 14% in 2022. Based on current portfolio forecasts, we are progressing on our ambitions to have more than 30% of our annual gross capex* allocated to renewables and low-carbon solutions in 2025. This growth will be contingent on access and profitability.

Renewables & Low Carbon Solutions share of gross CAPEX*


100 %
0 %
11 %
14 %
>30 %
2021
2022
2025
REN/LCS
O&G

Due to the long-term nature of investments in energy projects it is expected that our rising share of investments in renewable energy projects will have an increasing impact on the oil, gas and renewables ratios in the total production profile as the projects come into operation. In 2022 Equinor produced a total of 4.3 million TJ of energy, 16 thousand TJ of which was from renewables. By 2030, we aim to reach an installed net capacity of 12-16 GW of renewables, with the potential to produce between 35 and 60 TWh annually, while maintaining our energy production from oil and gas at around the same level as today.

Investment criteria and portfolio robustness:
Equinor's strategy is to continue to create long-term, high value growth by developing a broad portfolio pipeline and applying strict robustness criteria to investments. To maintain a valuable portfolio in different

Energy production indicator
(Equinor production, expressed as fossil fuel equivalents)


Oil production
2,107,484 TJ
Gas production
2,135,223 TJ
Gas to power [1] [2]
6,783 TJ
Wind energy delivered to grid [3]
13,330 TJ
Solar energy delivered to grid [3]
2,720 TJ
0
20,000
2,000,000

[1] Energy delivered to grid from gas fired power plants based on third party gas.

[2] The primary energy of fossil based electricity is equal to the energy content of the combusted fuel. Actual gas consumption data is used to calculate this figure.

[3] The primary energy of renewable electricity is calculated based on the equivalent amount of fossil fuel required to generate that amount of electricity in a standard thermal power plant with an efficiency of 36.8%. This means that renewable energy delivered to grid (expressed as TJ) is multiplied with a factor 1/0.368 = 2.7.

possible energy transition pathways, Equinor has a financial framework in place addressing climate-related risks and the robustness of investment proposals.

Investment criteria
When a project is being sanctioned, it is assessed on multiple measures:
- Net present value (NPV): to bring value to the company and our shareholders.
- Price sensitivities: to assess the impact of different prices on the investment.
- Other considerations include: safety, security and sustainability, optionality, resource efficiency and alternative cost, strategic value, country risk, operational capacity and capability. We undertake environmental and social impact assessments for all new projects including consideration of potential human rights impacts.

In addition, for oil and gas projects, the following assessments are undertaken:
- Break-even price: to remain robust in low-price scenarios we use a break-even target for all oil and gas projects.
- CO_2 intensity: all oil and gas projects are measured on scope 1 CO_2 intensity (upstream).
- Carbon pricing: a CO_2 cost acts as an additional element of robustness, including application of Equinor's internal carbon price.

Equinor recognises that planned investments that are not sanctioned can have negative economic consequences for connected suppliers, partners, and end users of energy. We therefore work closely with all stakeholders, including local governments to explore solutions that enable Equinor to proceed with investment, or alternatively to find new developers or owners.

Portfolio robustness

Equinor maintains significant capex flexibility in our current portfolio, with only our sanctioned projects being committed, representing less than 50% of the total capex between 2024 and 2026. This will allow us to optimise and re-prioritise our non-sanctioned projects to ensure we continue to generate high value through cycles. The volume weighted break-even price of our upstream projects coming on stream in the next 10 years is around 35 USD/bbl. Operated projects already sanctioned have a weighted average break-even price below 30 USD/bbl (calculated from date of sanction). Despite increased competition, we maintain our expectation of real base project returns of 4% to 8% for renewables excluding the effects of farmdowns and project financing.

Portfolio Stress Test

Since 2016 Equinor has tested the resilience of its portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. WEO scenarios change from year to year and in the 2022 WEO report they were:

- Stated Policies Scenario (STEPS).
- Announced Pledges Scenario (APS).
- Net Zero Emissions by 2050 Scenario (NZE).

The WEO 2022 scenarios illustrate the wide range of possible demand for different energy sources, including fossil fuels, nuclear and renewables. The scenarios show that relative to 2021, oil and gas energy demand in 2050 could be 10% higher (STEPS) or 40% lower (APS). The NZE scenario shows a significant 70% reduction in oil and gas energy demand and relies on a rapid growth of alternative energy sources.

We test our portfolio by applying the price assumptions for oil, natural gas and CO_2 tax in each of these scenarios and compare the impact towards the value calculated at our commodity price assumptions[4]. Equinor's commodity price assumptions are based on management's best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This price-set is currently not equal to a price-set in accordance with the achievements of the goals in the Paris Agreement as described in the WEO Sustainability Development Scenario, or the Net Zero Emissions by 2050 Scenario.

Portfolio stress test 2022

The Stated Policies and Announced Pledges scenarios have a median expected global temperature rise by 2050 of around 1.95ºC and 1.65ºC respectively.

The Net Zero Emissions scenario is consistent with limiting global temperature rise to 1.5ºC with a 50% probability.

The illustration shown displays the net present value after tax (NPV) in the WEO scenarios relative to value using Equinor's commodity price assumptions.

Compared to last year's report, the impact from the Stated Policies Scenario has increased from 30% to 41%, and the impact from the Announced Pledges Scenario has increased from 12% to 17%. The Net Zero Emissions Scenario decreases NPV by 22%, 12% less than last year. Our long-term strategy remains firm, however the change from last year is mainly impacted by the bridging of high current commodity prices towards the initial WEO 2030 scenario price point. The resilience in our oil and gas portfolio, combined with our continuous focus on maintaining flexibility, positions us well towards different future scenarios and towards a sustained low-price environment.

NPV is calculated forward looking from 2023. We assume a linear bridging between 2022 prices and the first price point given by the IEA in 2030. This bridging is consistent with methodology used in previous years. However, due to high commodity prices seen in 2022, this methodology leads to some of the IEA scenarios having higher commodity prices than Equinor's commodity price assumptions for some years towards 2030. We further assume a linear interpolation between IEA's price from 2030 to 2050 and that the price in 2050 is kept constant in real terms thereafter. USD 2 per boe transportation cost for oil production is added to compare with Brent Blend. Exploration activities are not included due to the uncertainties related to potential discoveries and development solutions. The WEO scenarios renders some volumes unprofitable, which could have implications for sanctioning of new projects. Equinor's renewable projects are not fully influenced by the price assumptions in the different scenarios, due to offtake agreements. Furthermore, the scenarios primarily stress oil and gas prices, not reflecting the potential impact on our renewable and low carbon projects in an accelerated transition scenario. Our portfolio flexibility may help us to reduce the negative impact seen in the low-price scenarios by mitigating actions such as re-optimizing the non-sanctioned portfolio.

Portfolio stress test 2022


41 %
40%
20%
0%
-20%
STEPS
17 %
APS
NZE
-22 %

[4] See note 14 Impairments to the Consolidated financial statements for an overview of Equinor's long term commodity price assumptions.

Carbon pricing and carbon costs

For portfolio and decision analysis, our base assumptions include a carbon cost for all assets and projects. In countries where no such cost exists, we use a generic cost starting from 2023. We use a default minimum at 68 USD per tonne (real 2022), that increases to 108 USD per tonne by 2030 and stays flat thereafter. In countries with higher carbon costs, we use the country-specific cost expectations. This carbon cost is included in investment decisions and is part of break-even calculations when testing for profitability robustness. The actual CO_2 costs for Equinor-operated assets were USD 1,019 million in 2022[5].

Carbon cost relative to base assumptions


Equinor
100 %
NZE
93 %
APS
82 %
STEPS
72 %

The illustration above shows the total carbon cost in the WEO scenarios, relative to the total cost using Equinor's commodity price assumptions, based on the same volume base. All the WEO scenarios predict lower absolute carbon costs compared to Equinor's assumed CO_2 cost. With Equinor's ambition to reduce operated scope 1 and 2 emissions by net 50% by 2030 relative to 2015, this further supports the adaptation to a low-carbon future.

Physical Climate Risk

Equinor's portfolio comprises offshore and onshore assets across a diverse set of regions around the world. While the company's core business is centred on the NCS, the internationalisation of the oil and gas portfolio and the move towards a broad energy company has seen an expansion in the company's geographic footprint. The IPCC's sixth assessment report finds that "climate change is bringing multiple different changes in different regions – which will all increase with further warming". These include changes to wetness and dryness, to winds, snow and ice, coastal areas and oceans. To assess the exposure of our assets to possible climate-related perils we modeled the portfolio to different climate scenarios using data analytics software. The model assessed the exposure of 118 assets in which Equinor has an equity interest to six climate-related perils: wind, heat, fire, flood, hail and precipitation, providing details on both present-day exposure and the expected change in exposure between 2020 and 2050.

Portfolio exposure[1] to physical climate risk perils according to the RCP 8.5[2] climate scenario


Expected change exposure 2020-2050 score
25
20
15
10
5
0
-5
0
10
20
30
40
50
Present day exposure score
REN South America
EPI South America
EPI North Africa
REN USA
EPI USA onshore
EPI Sub-Sahara Africa
EPI USA offshore
MMP
EPI Canada
REN Europe and Asia
REN Norway
EPI Europe and Asia
EPN Norway

[1] Bubble size based on relative size of the book value of assets
[2] RCP8.5 is a high emission scenario representing a high emissions future without effective climate change mitigation

The results of the assessment can be seen in the figure above, which also shows the relative book value of different clusters of assets by reporting segment. The results show that the majority of Equinor's assets by book value are subject to a relatively low level of present and future climate-related exposure. Those assets subject to the highest present-day exposure are offshore installations in the US Gulf of Mexico, while those with the greatest changes in exposure towards 2050 are the renewable installations in South America. Similar results were found for both the RCP 4.5 and RCP 8.5 warming scenarios. While the assessment provides details on the exposure of assets, it is not a direct indication of physical or financial-related risk as all Equinor installations are designed with margins to tolerate a range of meteorological conditions. Installation-specific risk assessments are therefore required to assess the climate risk and to implement mitigating measures (if required). We will continue to assess the current and future exposure of our portfolio to physical climate changes and to implement preventative and mitigating measures.

Profitable portfolio

By carefully evaluating investment criteria to develop our future portfolio and assessing our current portfolio for physical climate risk exposure, we can ensure we have resilient value creating assets able to be profitable through challenging market conditions and climate scenarios. It also empowers us with knowledge to implement any measures to ensure we are profitable for the future and able to create value for shareholders through capital allocation and distribution.

[5] Costs are reported for Equinor-operated assets only, on a 100% basis, cost before tax (tax deductible).

Performance disclosure

KPI/MONITORING INDICATOR	2022 AMBITION (TARGET YEAR)	STATUS	PERFORMANCE 2022	2021
PROFITABLE PORTFOLIO				
Return on Average Capital Employed* (ROACE) (%)	>14% yearly (2022-2030)[1,4]	Plan in place, on track to reach longer-term ambition	55.2	22.7
Relative Total Shareholder Return (Relative TSR) (quartile)	Above average in ranking among peers[1]	Ambition met in 2022	6 of 12	2 of 12
Relative ROACE* (peer group rank)	First quartile in ranking among peers[1]	Ambition met in 2022	1 of 12	2 of 12
Organic Capex* (billion USD)	2022 outlook guiding USD 10[1]	Plan in place, on track to reach longer-term ambition	8.3[5]	7.9

Text in bold: Key performance indicator
[1] Outlook and ambitions presented at CMU 2022 or in Annual report 2021 (forward looking updated in CMU).
[2] USD 2021 real base.
[3] Rebased for portfolio measures.
[4] Based on 2022 CMU price scenario (65 USD/bbl).
[5] Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.

Ambition met in 2022
Ambition not met in 2022
Plan in place, on track to reach longer-term ambition
Plan in place, not on track to reach longer-term ambition

Performance evaluation

Investments

In 2022, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 5 Segments to the Consolidated financial statements, amounted to USD 10.0 billion, of which USD 8.1 billion were organic capital expenditures*. (adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022, organic capital expenditures* were USD 8.3 billion).

In 2021, capital expenditures were USD 8.5 billion, as per note 5 Segments to the Consolidated financial statements, of which organic capital expenditures* amounted to USD 8.1 billion.

In Norway, a substantial proportion of 2023 capital expenditures will be spent on ongoing development projects such as the Johan Castberg and the Breidablikk and fields with final investment decisions where plans for development and operation (PDOs) have been submitted, such as Munin (formerly Krafla), Halten Øst and Irpa. In addition, capital expenditures will be spent on various extensions, modifications and improvements on currently producing fields.

Internationally, we estimate that a substantial proportion of 2023 capital expenditures will be spent on ongoing and planned development projects such as the Bacalhau field in Brazil and offshore and non-operated onshore activity in the USA.

Within renewable energy, capital expenditure in 2023 is expected to be spent mainly on offshore wind projects and on the acquisition of the solar developer BeGreen announced in November 2022.

Equinor finances its capital expenditures both internally and externally. For more information, see financial debt and liquidity management in the section 2.2 High value.

Equinor has committed to certain investments in the future. A large part of the capital expenditure for 2023 is committed. The further into the future, the more flexibility we will have to revise expenditures. This flexibility is partially dependent on the expenditure joint venture partners agree to commit to. For further information, see note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of several factors outside our control.

Return on average capital employed (ROACE)*

The return on average capital employed (ROACE)* was 55.2% in 2022, compared to 22.7% in 2021. The change from 2021 was mainly due to the increase in adjusted earnings* after tax.

Relative ROACE* (peer group rank)

On relative ROACE* Equinor was ranked 1st in the peer group, which is a position in the first quartile.

Relative TSR

Equinor assesses performance against a peer group of 11 European and U.S. companies by relative Total Shareholder Return (TSR). TSR is the sum of a share's price growth and dividends for the same period, divided by the share price at the beginning of the period and is provided by a third-party service provider.

	For the year ended 31 December				
(in USD million, unless stated otherwise)	**2022**	**2021**	**2020**	**2019**	**2018**
Share information[1]					
Diluted earnings per share (in USD)	**9.03**	2.63	(1.69)	0.55	2.27
Share price at OSE (Norway) on 31 December (in NOK)[2]	**351.80**	235.90	144.95	175.50	183.75
Share price at NYSE (USA) on 31 December (in USD)	**35.52**	26.33	16.42	19.91	21.17
Dividend paid per share (in USD)[3]	**1.68**	0.56	0.71	1.01	0.91
Weighted average number of ordinary shares outstanding (in millions)	**3,174**	3,254	3,269	3,326	3,326

1) See section 5.3 Shareholder information for a description of how dividends are determined and information on share repurchases.
2) Last day of trading on Oslo Børs was 30 December in both 2022 and 2021.
3) See note 20 Shareholders' equity and dividends to the Consolidated Financial Statements.

Total shareholder return* in %
(1 Jan 2022 - 31 Dec 2022)


87
72
59
46
40
40
33
33
32
9
6
(28)
1 2 3 4 5 6 7 8 9 10 11 12

Total shareholder return* in %
(1 Jan 2018 - 31 Dec 2022)


153
105
81
79
72
64
54
16
14
8
7
(8)
1 2 3 4 5 6 7 8 9 10 11 12

The chart above shows TSR for 2022. Equinor is number six with a TSR of 40% (measured in USD).

The year 2022 was weak for global equity markets but a strong year for oil and gas equities. The strong outperformance for energy markets in 2022 was primarily caused by Russia's invasion of Ukraine, leading to a shortfall in European supply, which had a profound impact on European prices for gas and electricity. This resulted in increased earnings, cash flow and share price for companies with exposure to European gas markets. No company stood out like Equinor, resulting in very strong relative performance until early September. In the last months of 2022, Equinor showed weaker relative performance due to a fall in European gas prices. This was due to warmer than expected European weather, and the fact that European storage was no longer a big concern for the 2022-2023 winter as European countries were able to find alternative supplies and eventually refilled their gas storage.

The graph shows the relative performance of Equinor over the five years from 2018 until 2022. Over this period, Equinor ranks number 2 with a TSR of 105%.

Equinor's peer group consist of the following companies: Aker BP, BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Galp, Ørsted, Repsol, Shell and TotalEnergies.

2.2.3 Value creation for society

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/ IMPACT ON EQUINOR	KPI/ MONITORING INDICATOR	AMBITION AND STATUS
Value creation for society, including generating revenue, job opportunities and economic wellbeing through procurement and taxes.	Equinor makes substantial payments to governments and can significantly influence socio-economic development where it operates.	▪ Business integrity and ethical misconduct ▪ International politics and geopolitical change ▪ Joint arrangements and contractors ▪ Ownership and action by the Norwegian State	Payments to goverments (billion USD)	Not applicable
			Share of procurement spend locally (%)	Not applicable

Contextual introduction

Delivering value to society at large and to our host communities is fundamental to the success of our ongoing business activities and the energy transition. The turbulent times of 2022 have reinforced our belief in our long-standing purpose and the importance of the value we bring to people and society, being a reliable provider of energy to our customers while continuing to take vital steps in our transition.

Energy underpins virtually all current economic activity and is a fundamental human well-being and development component. The jobs we create, taxes we pay and the economic and social benefits we deliver are material contributions Equinor provides to society at large and to the communities in which we are present.

Alongside our tax contributions, a main lever to deliver value to society is through the procurement of goods and services of approximately 7,500 direct suppliers and their sub-suppliers. Thriving domestic supply chains are important for regional economic development and for Equinor as we deliver new projects and invest in long-term infrastructure that will operate for decades. Helping to develop new supply chains is as important as ensuring that our existing suppliers are transitioning along with us to balance creating new jobs and the minimising job losses in the value chain and beyond our industry.

At the core of our efforts to deliver value to society is openness and collaboration with stakeholders and partners to understand their needs and expectations and to help find mutual benefits and lasting solutions to common challenges.

Management approach

Host communities and value chain partners are key stakeholders in identifying and delivering societal value.

Identification of opportunities starts at the early stages of business development. Local authorities and non-governmental organisations help us understand the needs and expectations of our host communities. These are key to informing business models and project strategies that can deliver lasting value to the community and its support of our activities.

In addition to tax contributions and procurement spending, we deliver socioeconomic benefits such as voluntary or mandatory social investments, sponsorships and donations. In 2022, we prioritised our efforts towards education and vocational training, institutional capacity building, cultural enrichment and support for humanitarian aid. All social investments must comply with internal policies and requirements as well as local regulations.

We measure our performance towards tax contributions and spend on procurement, social investments, sponsorships and donations.

Towards the end of 2022, we launched our Just Transition plan and our commitment to contributing to an energy transition that is just and inclusive and brings long-term social and economic benefits. See equinor.com for more information about our approach and priorities, including supporting case studies that exemplify how we deliver value to societies accordingly. As we implement this plan, we will evolve our performance framework on material topics, including defining relevant ambitions.

Actual and potential adverse impacts related to our business activities are further addressed in other parts of the report, more specifically in Emissions reductions, Integrity and anti-corruption, Safe and secure operations, Protecting nature, and Tackling inequality - Human rights.

Performance disclosure

Alongside the provision of reliable energy, we continue creating economic value and societal progress through avenues such as:

- Revenues for countries through the taxes we pay
- Economic opportunities for our direct suppliers and sub-suppliers and further revenues for countries through our sourcing of goods and services
- Job creation, training, skills development, and educational investments and enhancement of opportunities for own workforce and beyond
- Innovation, research and development of technologies

Our key numbers:

Economic value created and distributed

Indicators	Boundary	Unit	2022	2021	2020	2019	2018
Tax contribution	Equinor group	USD billion	45.2	9.0	3.1	8.8	9.6
Payment to governments (Total economic contributions to governments)	Equinor group	USD billion	49.2	11.8	4.5	11.6	13.4
Purchase of goods and services (Total procurement spend)	Equinor group	USD billion	17.1	15.7	16.1	18.4	17.4
Total share of spend locally	Equinor group	%	89	91	89	85	n/r
Corporate donations spend	Equinor ASA	USD million	7.6	1.6	1.8	0.2	0.8
Total social investments spend (excl. Norway and Denmark)	Equinor group	USD million	6.3	1.9	1.4	3.1	2.1
Voluntary social investments spend	Equinor group	USD million	0,6	0.4	0.6	2.2	1.1
Mandatory social investments spend	Equinor group	USD million	5.7	1.4	0.8	0.9	1.0

Data and information about employees, apprenticeships and graduates can be found in section 1.9 Our people – To get there. Together.

Enabling societal progress through tax contributions
Paying the right tax where value is created is central to Equinor's commitment to contributing to progress for societies. In 2022, the Equinor group paid USD 45 billion in corporate income taxes and USD 4 billion in royalty payments and fees to local and national governments, including host entitlement. USD 44 billion was paid in Norway, where Equinor has the largest share of its operations and earnings.

The full Payments to governments report for 2022 pursuant to the Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a can be found at our website: equinor.com/reports. We published our second tax contribution report in October 2022, which provides further insight into our approach to tax and explains why and where we pay the taxes we pay.

Procurement and ripple effects
Enabling local value creation is integrated into how we plan and operate our activities across all parts of our strategy. A significant contribution to society in terms of monetary value is our purchase of goods and services, totalling approx. USD 17.1 billion in 2022. Continued sourcing from key suppliers enables them to make long-term plans and investments in securing and creating jobs, developing new skills and technology and investing in their own supply chains.

In Norway, according to a report by Bodø Science Park, we procured goods and services for our operations from over 1,800 suppliers in 152 Norwegian municipalities in 2021, totalling NOK 77 billion. 90% of all deliveries were by Norwegian suppliers, demonstrating their capacity, competence and competitiveness.

In the UK, our upcoming project Rosebank, according to a socioeconomic study by Wood Mackenzie and Vår Energi, if sanctioned, is estimated to create GBP 8.1 billion of direct investment, of which GBP 6.3 billion is likely to be invested in UK-based businesses. Over the 25 years lifetime of the field, Rosebank is forecast to generate a total of GBP 24.1 billion of gross value add (GVA), comprised of direct, indirect and induced economic impacts.

Enabling local opportunities in offshore wind projects
Specifically related to floating wind, Equinor has developed a set of design principles and a toolbox to help select solutions that are both cost-effective and provide opportunities for the local supply chain. Water depths, capabilities of local harbours, and the competence and capacity of the local supply chain are some of the main drivers when we consider the technology of choice.

In Norway, the local supply chain has been awarded over 50% of Hywind Tampen's contract value by being competitive in the chosen technologies. This contributes to job creation and local economic value and builds know-how for future industrial projects.

In the UK, the Dogger bank offshore wind farm, which will be the world's largest fixed-bottom offshore wind farm has facilitated local investments, local jobs, contractors, and skills development. During 2022, Equinor led six supply chain workshops to prepare local suppliers for future tenders and collaborating around skills and innovation. Equinor entered into a number of strategic collaborations in North-East England including with the Offshore Renewable Energy Catapult, a UK-wide initiative for innovation in renewable energy.

Social investments

In 2022, we spent around USD 6.3 million on social investments internationally, the majority in which were contractual obligations. The investments were often targeted towards underprivileged groups and focused on STEM education and vocational training and skills building to improve employability, as well as healthcare and economic empowerment for women. In 2022, material contributions included support to infrastructure development in Argentina, and support to local capacity building and innovation through our offshore wind projects, Empire Wind and Beacon Wind, in the US. An overview of Equinor's social investments in 2022 is presented in our ESG data hub.

Supporting humanitarian efforts in a turbulent year

With 2022 marked by Russia's invasion of Ukraine and a growing humanitarian crisis in its wake, Equinor donated a total of USD 5 million to humanitarian organisations supporting the people in and refugees from Ukraine, as well as organisations working to alleviate the hunger crisis on the Horn of Africa, that was exacerbated by the war in Ukraine.

In Poland, we supported joint industry initiatives to provide technical assistance and technical equipment to Ukrainian organisations. We also provided financial aid to support refugees that will remain in the country for a longer period through partnering with local NGOs, including those cooperating with UN bodies, like the Polish Centre for International Aid and United Nations Global Compact Poland.

Performance evaluation

Overall, our performance on value creation for society was geared towards ensuring crucial energy production and supply, and providing significant tax contributions, employment and procurement spending. Alongside these, we extended humanitarian aid to support direct and indirect victims of the war in Ukraine and continued our local community engagement in the countries of our operations.

Looking ahead, we will pursue opportunities to further strengthen our activities, performance and disclosures, notably as a part of our just transition plan.



Equinor Fornebu, Oslo, Norway.

2.2.4 Integrity and anti-corruption

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS
Preventing corruption and ensuring ethical business culture is embedded across the company through our values, Code of Conduct and compliance programmes.	Corruption undermines legal business activities, distorts competition, ruins reputations and exposes companies and individuals to civil and criminal penalties.	▪ Business integrity and ethical misconduct ▪ Joint arrangements and contractors ▪ Policies and legislation ▪ Supervisions, regulatory reviews and reporting.	Confirmed corruption cases (number of)	0 (2022) ●
			Employees who signed-off the Code of Conduct (%)	≥95% (2022) ●

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition

Contextual information

Equinor is a global company, and we are present in parts of the world where there is a high risk of corruption. We believe that an ethical business culture is the cornerstone of a sustainable company, and we continued our work on ethics and compliance throughout 2022. Our commitment to conduct business in an ethical, socially responsible and transparent manner remained constant, irrespective of the impact of the the European security situation.

Equinor has a zero-tolerance policy towards all forms of corruption. This is embedded across the company through our values, Code of Conduct and compliance programmes.

Management approach

Code of Conduct
The Equinor Code of Conduct sets out our commitment and requirements for how we do business. It applies to our employees, board members and hired personnel who, each year, are required to confirm that they understand and will comply with the Code of Conduct and take an online test to certify as competent. We expect our suppliers to act in a way that is consistent with our Code of Conduct and we engage with them to help them understand our ethical requirements and how we do business. If our expectations are not met, we take appropriate action.

Anti-corruption
Our Code of Conduct explicitly prohibits engaging in bribery and corruption in any form. Equinor's anti-corruption compliance programme summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and maintain our high ethical standards. The programme lays down the foundation for ensuring that anti-bribery and corruption risks are identified, concerns are reported, and measures are taken to mitigate risk in all parts of the organisation. We have a global network of compliance officers who support the business in identifying and handling business integrity risks and ensure that ethical and anti-corruption considerations are integrated into our activities no matter where they take place. Equinor provides regular training across the organisation to build awareness and understanding of the anti-corruption compliance programme.

Competition and antitrust compliance
Equinor's Code of Conduct also addresses the requirement to comply with applicable competition and antitrust laws. Our competition and antitrust programme consists of governing documents and manuals, and training of employees in high-risk positions, as well as regular risk assessments and assurance activities.

Reporting and handling of concerns
The Code of Conduct imposes a duty to report possible violations of the Code or other incidents of unethical conduct. We require leaders to take their control responsibilities seriously to prevent, detect and respond to ethical issues. Employees are encouraged to discuss concerns with their line manager or the line manager's superior, or use available internal channels established to provide support. Concerns may also be reported through our Ethics Helpline which allows for anonymous reporting and is open to employees, business partners and the general public. Equinor has a strict non-retaliation policy.

Roles and responsibilities
The legal business ethics and compliance function is headed by the chief ethics and compliance officer (CECO), who reports to the executive vice president legal and compliance. The CECO is also able to report matters directly to the CEO, the BoD, the audit committee (BAC) and the safety, sustainability, ethics committee (SSEC).

Collaboration and stakeholder engagement
At Equinor, we believe in the value of collective action to actively promote anti-corruption and revenue transparency. We have long standing relationships with the UN Global Compact, the World Economic Forum's Partnering Against Corruption Initiative (PACI) and Transparency International (TI). In 2022, as a long-standing supporter of the Extractive Industries Transparency Initiative (EITI), we continued to participate actively in the EITI multi-stakeholder process with the clear objective of strengthening revenue transparency and good governance in the sector.

Operational targets
Employees having signed the Code of Conduct: 95%

We have a target of zero confirmed incidents of corruption which could lead to corporate criminal liability.

Key initiatives in 2022 KPIs/monitoring indicators and ambitions
The Code of Conduct was updated in 2022, updating several sections and, in particular, those related to communities and environment.

Our training efforts included general and targeted training and awareness sessions and we delivered an increased number of training activities. Ethics and integrity-related leadership performance goals were made available in 2022, and general leadership training programmes were updated to explicitly cover ethics and integrity.

Delivering mandatory and voluntary social investments is one of our tools to contribute towards tackling societal challenges. However, if not done the right way, social investments can expose Equinor to significant business integrity and reputational risks. To reduce this risk, our requirements and guidance on management of social investments was strengthened in response to changing business needs and identified challenges.

Performance evaluation

The number of cases received through the Ethics Helpline was 192 in 2022, of which 126 were reports of concerns. This was an increase from 2021. The cases included 60 reported concerns relating to harassment, discrimination and other conduct affecting the working environment. We experienced a decrease in the number of cases related to our suppliers.

The Code of Conduct yearly sign-off is a mandatory competence requirement for all employees in the company. By following up on the sign-off rates for each business area we were able to monitor the trends closely and saw a significant improvement compared to 2021.

Looking ahead, we maintain our commitment to ethical, socially responsible and transparent business conduct. We will continue to strengthen our risk-based compliance programmes and monitor their effectiveness.

Performance disclosure

Ethics helpline

Indicator	Boundary	Unit	2022	2021	2020	2019	2018
Cases and inquiries to the Ethics Helpline	Public	number	192	160	183	194	182
Confirmed corruption cases	Public	number	0	0	n/r	n/r	n/r

Ethics and compliance training (1)

Indicator	Boundary	Unit	2022	2021	2020	2019	2018
People completing Code of conduct training and sign-off (Employees)	Equinor group	%	95	84	87	93	83

Ethics helpline cases 2022[1)]


9.3% (18)
3.1% (6)
31.1% (60)
34.2% (66)
7.8% (15)
14.1% (27)
People and workplace
Partners and supply chain
Asset and business integrity
Tests, questions and other
Environment and communities
Safety and security

1) Cases reported through internal channels outside Ethics Helpline are not included.

2.3 Low carbon

The need for rapid emission reductions and systemic transformation toward net zero

Urgency of the climate challenge
The Paris Agreement calls for rapid emission reductions in accordance with the best available science to achieve a balance between manmade emissions and sinks of greenhouse gases in the second half of this century. Since the signing of the Paris agreement, the scientific and physical evidence of climate change has become ever more apparent. In order to meet the goals of the Paris Agreement, the world's energy systems will need to undergo a transformation in the coming years to decarbonise. According to the Intergovernmental Panel on Climate Change's sixth assessment report, "reducing GHG emissions across the full energy sector requires major transitions, including a substantial reduction in overall fossil fuel use, the deployment of low-emission energy sources, switching to alternative energy carriers, and energy efficiency and conservation". The International Energy Agency (IEA) estimates that clean energy investment must rise above USD 4 trillion by 2030 for the world to be on track to meet its Net Zero Emissions by 2030 scenario[6]. Companies, customers, governments and society at large will all have to collaborate, innovate and adapt in new ways to ensure a sustainable future. It will require the development of new technologies, new value chains, and new ways of working, as well as firm leadership from policymakers. It will also require continuity and the provision of stable, reliable and affordable energy that the global economy depends on.

Our response
Equinor is committed to long-term value creation in support of the goals of the Paris Agreement. We aim to be a leading company in the energy transition and have set an ambition to reach net zero by 2050. We realise that this will be a journey that will require an evolution of the way energy is produced and consumed globally.

As an industrial company focused on the production and delivery of oil, gas, electricity and low-carbon products and services, our business has both direct and indirect negative impacts. Our operations generate significant greenhouse gas emissions (in 2022, for example, we emitted 11.4 million tonnes of carbon dioxide equivalent (CO_2e) from our own operations). And, of course, the emissions associated with the use of the products we sell are many times higher than those from our direct operations, equivalent to 243 million tonnes of CO_2e in 2022.


Northern Lights, the development of infrastructure for transport and storage of CO_2, Øygarden, Norway.

[6] World Energy Outlook, November 2022

We have already developed an upstream portfolio that is one of the most carbon efficient in the industry. Our ambition to reduce net group-wide operated scope 1 and 2 emissions by 50% by 2030, shows that we are focused on medium-term actions consistent with the goals of the Paris Agreement and a 1.5-degree pathway.

Rapidly reducing our own emissions is necessary, but not sufficient. To be an effective agent of change in the energy transition, we must help society decarbonise by providing our customers and end-users with energy that has lower – and eventually net-zero – emissions. To achieve this, we have to apply our experience and competence from oil and gas to new sectors of the energy system. We have built a robust offshore wind portfolio and aim to further strengthen our leading position in floating offshore wind. We are shaping the low carbon industry, leveraging our advantaged industrial starting point on the Norwegian continental shelf (NCS) and proximity to the European market.

Equinor's 2022 Energy transition plan laid out our strategy for delivering on our ambition to become a net-zero company by 2050, including emissions from production and final consumption of the energy we produce. In addition to the main corporate decarbonisation and transition ambitions, the plan included a series of short-term industrial project milestones that demonstrated our concrete commitment to delivering our transition strategy. A summary of progress against the Energy Transition Plan can be found in the introductory sections of this report and more detail on our net zero pathway and emissions reductions is provided below.


Digital twin in use at Northern Lights, the development of infrastructure for transport and storage of CO_2, Øygarden, Norway.

Risk management

To deliver on our transition strategy we have put in place a framework for climate-related risk management that is informed by the concept of double materiality. Equinor assesses climate risk from two perspectives: transition risk, which assesses the financial robustness of the company's business model and portfolio in various decarbonisation scenarios; and physical climate risk, which assesses the vulnerability of our assets to climate-related perils in different warming scenarios. A full description of how we integrate climate considerations into our investment and valuation criteria, and details of our CO_2 price forecasts is published in presented in section 2.2.2 Profitable portfolio. To assess and manage climate-related risks we also use scenario and sensitivity analysis, including net present value (NPV) stress tests against all relevant scenarios published by the IEA. Details of our stress testing and scenario analysis are published in section 2.2.2 Profitable portfolio. For physical climate risk, we map the exposure of our global asset portfolio against a range of climate-related perils and scenarios, including heat, flood, fire, and wind. The results of the 2022 mapping can be seen in section 2.2.2 Profitable portfolio.

Equinor aligns its climate-related disclosures with the recommendations of the Task Force on Climate related Financial Disclosures (TCFD) and we include explicit reference to the TCFD recommendations in section 5.6.

Using our voice

Our advocacy and policy engagement is also conducted in line with the objectives of the Paris Agreement. Equinor promotes policies supporting the goals of the Paris Agreement and forceful actions to accelerate the energy transition. We also actively work to ensure that the policy positions and advocacy of our membership organisations is supportive of and aligned with the objectives Paris Agreement. To ensure transparency, we conduct and publish an annual review of industry association and membership organisations showing any areas of potential misalignment. Our climate policy positions and our expectations of our membership associations are available on Equinor.com. We engage with a wide range of external independent benchmarking and assessment organisations, including Climate Action 100+, CDP, InfluenceMap and others, in an effort to be a proactive stakeholder in the development of effective frameworks for assessing corporate performance in the energy transition.

2.3.1 Net zero pathway

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/ IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS	
Achieving net-zero greenhouse gas emissions by 2050, including emissions from the use of our products.	Equinor has significant scope 1, 2 and 3 GHG emissions (11.4 + 243 million tonnes CO_2e).	▪ Climate change and transition to a lower carbon economy ▪ Competition and technological innovation ▪ International politics and geopolitical change ▪ Policies and legislation ▪ Prices and markets ▪ Ownership and action by the Norwegian State ▪ Workforce and organisation	Net carbon intensity (gCO_2e/MJ)	-20% (2019 -> 2030) -40% (2019 -> 2035)	●
			Renewable energy installed capacity (GW)	12-16 installed (2030)	●
			Annual gross CAPEX to renewables and low carbon solutions* (%)	>30% (2025) >50% (2030)	●

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition
Text in bold: Key performance indicator

Investing in a broad energy portfolio to accelerate systemic transformation

To meet the climate challenge while also addressing the need for energy, Equinor has developed a metric that shows how we are progressing towards our own net-zero ambition while simultaneously investing in the transformation of the energy system that will be necessary to realise the goals of the Paris Agreement. The Net Carbon Intensity (NCI) metric tracks our net emissions, including scope 3 emissions from the use of our products, in relation to our total energy production from oil, gas, electricity, and hydrogen. Using a combination of all of the options available to us as a broad energy company, our NCI metric shows how we will deliver energy with lower emissions over time, helping our customers in their efforts to deliver emission reductions. Our ambition is to reduce our NCI of 67.8g CO_2e/MJ in 2019 by 20% by 2030 and by 40% by 2035. By 2050, we aim to bring the NCI down by 100% - to net zero. Equinor's interim NCI ambitions show reductions by 2030 and 2035 greater than those implied by the IEA's Announced Pledges Scenario (APS), which assumes that all climate commitments made by governments around the world as of COP26, including Nationally Determined Contributions (NDCs) and longer-term net-zero targets, will be met in full and on time.

Our strategy for achieving net zero has been informed by engagement with a wide range of stakeholders, including shareholder and shareholder groups, government, non-governmental organisations, academia, and civil society.

In addition to the products and services we provide to our customers, we recognise that we have the potential to have a positive impact on global emissions reduction through engagement with our suppliers. As a major consumer of goods and services, Equinor has the opportunity to drive emissions reductions among its suppliers and sub-suppliers. Our Energy transition plan included a commitment to "work with our suppliers and customers, host governments, and civil society to develop the business models, policies and frameworks to enable the world to achieve net zero by 2050".

Management approach

Equinor is applying its competitive advantage to create value in new areas of the energy system and to deliver on our net zero ambition. We have an ambition to allocate more than 50% of our gross capital expenditure to renewables and low-carbon solutions by 2030. A central element in this effort is our ambition to become a leading global player in offshore wind. We will accelerate growth in renewables to strengthen our competitive position and achieve the economies of scale necessary to improve returns. To build a competitive wind portfolio, we are applying our experience in technology, innovation and project delivery and building new competence and capacity to support the transition. We have an ambition to have a total of 12-16 GW of installed equity-based renewable capacity[7] by 2030.

To complete our development as a broad energy company, we are building a platform for growth in low carbon solutions with a focus on hydrogen and

[7] Installed capacity, including capacity from financial investment

CCS. This is a natural next step for Equinor: a way for us to decarbonise our supplies of energy and to help industrial end-users realise their climate ambitions. Building on our strong position in industrial value chains in Europe, we are applying our technical and engineering competence to bring low-carbon products and services to the market. We are developing a broad funnel of options to be at the forefront of maturing these decarbonisation markets over the next ten years. We have established early positioning in CCS licences and high-impact hydrogen projects in Northwest Europe, working with commercial partners and governments to create new value chains. We have an ambition of developing a CO_2 transport and storage capacity of 5-10 million tonnes by 2030 and 15-30 million tonnes by 2035.

Our success in achieving our net zero ambition will require collaboration with partners, customers, suppliers, and host governments on the necessary actions to accelerate the energy transition. Such collaboration takes the form of engagement and advocacy on policy issues; strategic partnerships with companies across the energy value chain; dialogue and commercial agreement with customers; consultation and investment in host communities; engagement with suppliers and sub-suppliers; and participation in initiatives with academia, NGOs, and other stakeholders.

Success also requires an internal governance and performance framework that is informed by our transition ambitions. Equinor's remuneration framework contributes to the business strategy, long-term interests and sustainability of the company. In order to better reflect Equinor's strategy and the energy transition, the instructions for the BoD compensation and executive development committee were updated in 2020 to include climate and energy transition-related goals as part of the remuneration policies. The CEO, his direct reports and Equinor's wider leadership are assessed based on results within a broad range of topics, including safety, security and sustainability. The ability of executive leaders to be role models and drive the energy transition forward forms part of the holistic performance evaluation.

Investing in the future energy system

To deliver on our medium-term ambitions on the route to net zero, we are positioning ourselves through project execution, organic business opportunities, strategic business development and through the establishment of commercial agreements and investments in low-carbon value chains. In 2022 we increased our share of gross capital expenditure* to renewables and low carbon solutions to 14%, up from 11% in 2021. In our renewables business, we demonstrated real progress in 2022 on both project execution and on building the portfolio pipeline. In addition to laying the first foundations at the Dogger Bank offshore wind farm in the UK and completion of the Stępień solar project in Poland, we put in place further building blocks for our renewables strategy. Equinor's selection as a provisional winner of a lease area on the Outer continental shelf off California provides us with a platform to deliver on our goal of becoming an offshore wind major in one of the world's most attractive growth regions for floating offshore wind, while the acquisition of BeGreen, a Danish solar developer with a strong project pipeline enables will enable us to deliver on our goal of becoming a market-driven power producer. For our Low Carbon Solutions business 2022 was a year

Performance disclosure

Indicators	Boundary	Unit	2022	2021	2020	2019	2018	2017	2016
Oil and gas production	Operational control	million barrels of oil equivalent (mmboe)	1,129	1,115	1,106	1,055	1,077	1,099	1,030
Oil and gas production	Equity basis	million barrels of oil equivalent (mmboe)	744	759	758	757	770	759	723
Energy delivered to grid from gas fired power plants based on third party gas	Equity basis	GWh	1,012	0	0	0	0	0	0
Renewable energy delivered to grid	Equity basis	GWh	1,641	1,562	1,662	1,754	1,251	830	423
Renewable energy generated for use by Equinor	Equity basis	GWh	8	0	0	0	0	0	0
SUM renewable energy generated	Equity basis	GWh	1,649	1,562	1,662	1,754	1,251	830	423
Renewable installed capacity	Operational control	GW	0.9	0.7	0.7	0.7	0.8	0.8	0.3
Renewable installed capacity	Equity basis	GW	0.6	0.5	0.5	0.5	0.6	0.3	0.1
Net carbon intensity	Operational control/ Equity basis	g CO_2e per MJ energy produced	66.5	67.1	67.8	67.8	n/r	n/r	n/r
Scope 3 GHG emissions (GHG Protocol cat. 11, use of sold products	Equity basis	million tonnes CO_2e	243	249	250	247	252	250	239
CO_2 emissions captured and stored per year	Operational control	million tonnes	0.5	0.3	0.9	1.2	1.3	1.2	1.4
Accumulated CO_2 emissions captured and stored	Operational control	million tonnes	26.3	25.8	25.6	24.6	23.4	22.2	20.9
Top suppliers, with near-term emissions reduction targets, absolutely or intensity basis, within 2030 [7]	Equinor group	%	65	n/r	n/r	n/r	n/r	n/r	
Gross capital expenditure* in renewables and low carbon solutions, share of total	Equinor group	%	14	11	4	2	4		

of continued progress in developing the value chains that will enable hydrogen and CCS to be key enablers in the energy transition. Commercial agreements and partnerships with key European peers and counterparties – in particular the world's first cross-border CO_2 transportation between the Northern Lights partnership and fertiliser company Yara – show that we are progressing the business models to take forward the LCS portfolio. Awards of new CO_2 storage licenses in Norway and the UK as well as government support for pioneering cluster projects such as H2H Saltend were key enablers to deliver on our ambition to deliver on our 2030 and 2035 ambitions for CCS and hydrogen.

Net Carbon Intensity
Our 1% reduction in net carbon intensity in 2022 compared to 2021 (66.5 down from 67.1) was driven mainly by the relative increase in the share of gas to oil production in our production portfolio. Despite increasing our share of gross capital expenditure to renewables and low carbon solutions, the contribution of renewable energy in our portfolio remained relatively unchanged from 2021, reflecting the long lead times of the capital cycle between investment and commissioning. Similarly, the amount of CO_2 that we transported and stored in 2022 was 0.5 million tonnes. This is higher than in 2021 but lower than the historical 5-year average. The main reason for the lower CO_2 transport and storage levels is the shutdown of the Hammerfest LNG terminal for repairs until June 2022 and the reduced CO_2 injection at the Sleipner field. Both renewable output and CO_2 storage and transport volumes will increase in the coming years as projects reach maturity. The reduction in our scope 3 emissions from use of products sold was principally due to a reduction in our overall equity production volumes. The addition of the Triton CCGT power generation plant did not materially affect the portfolio-wide NCI.

Supply chain decarbonisation
For the first time in 2022, we engaged a systematic evaluation of our supplier base to assess emission reduction plans and strategies. Among those suppliers that account for the majority of Equinor's procurement spend, 65% were found to have a stated emissions reduction target on an absolute or intensity basis by 2030. We will continue to work with suppliers and sub-suppliers to increase this share and to explore tools and ways of working to increase transparency and reduce emissions across our supply chain.

Performance evaluation

Our performance in 2022 shows that Equinor is building the foundation to deliver on its net zero ambitions. As a leading indicator, capital allocation is the metric that showed the most progress in 2022 as we increased the share of gross capex* to low and zero carbon activities. Given the long lead times needed to bring renewable and low-carbon projects onstream, we saw relatively little progress in the generation from renewable energy sources or the volumes of carbon stored and transported in 2022. Consequently, there was relatively little change in the company's overall net carbon intensity. The 2% reduction in NCI from the 2019 baseline is in line with expectations. As deployment of renewable and CCS accelerates in the coming years, we expect to see greater progress in NCI reductions, with the majority of progress towards the 20% reduction ambition in 2030 expected in the second half of this decade. Meeting the 2030 and 2035 NCI ambitions will put us well ahead of society's progress towards net zero in 2050 as outlined in our Energy transition plan. Equinor's ability to deliver on its transition ambitions and its net 2050 ambition will continue to be dependent on enabling policy and regulatory frameworks. The changed energy security situation in Europe has resulted in both positive and negative drivers for Equinor's energy transition. Increased demand for oil and, particularly, natural gas raise expectations for continued hydrocarbon production, while increased policy support for renewables and low-carbon solutions are likely to accelerate their deployment in both Europe and the US. Mapping of the decarbonisation targets of our strategic suppliers in 2022 represented the first step in an important effort to increase transparency and focus on emissions in upstream scope 3 emissions; this will be a continued area of focus and improvement in 2023.


ZEROCARBON
ZEROCARBON
Triton Power, Saltend Chemicals park, Hull, UK.

2.3.2 Emissions reductions

TOPIC DESCRIPTION	IMPACTS TO NATURE AND SOCIETY	PRINCIPAL RISK FACTORS/IMPACT ON EQUINOR	KPI/MONITORING INDICATOR	AMBITION AND STATUS	
Reducing GHG emissions from own production and the use of our products.	Equinor has significant scope 1, 2 and 3 GHG emissions with strong stakeholder interest in the transparent and accurate disclosure of the carbon intensity of its energy products and operating activities.	▪ Climate change and transition to a lower carbon economy ▪ Competition and technology innovation ▪ Health, safety and environmental factors ▪ Joint arrangements and technology innovation ▪ Ownership and action by the Norwegian State	Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	Net 50% emission reduction (2015 -> 2030)	●
			Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	<8 kg/boe (2025) <6 kg/boe (2030)	●

● Ambition met in 2022
● Ambition not met in 2022
● Plan in place, on track to reach longer-term ambition
○ Plan in place, not on track to reach longer-term ambition
Text in bold: Key performance indicator

Supplying reliable oil and gas while halving operated emissions by 2030

Equinor has a proud history as a safe and reliable producer of oil and gas. These energy sources will be needed to power the global economy for many years to come, including in every independent scenario of what would be needed for a Paris-aligned emissions trajectory. In addition to being primary sources of energy, oil and gas will also be needed as input to low-carbon fuels for hard-to-abate sectors such as blue hydrogen and as feedstocks for non-energy applications such as chemicals. The IEA's analysis from October 2022 shows that global oil demand is expected to grow in 2023 by 1.7 million barrels per day (mmbpd) to over 101mmbpd. The IEA's Net Zero Emissions (NZE) in 2050 scenario, which assumes demand levels consistent with a 1.5-degree trajectory, shows global oil demand projected to decline at 2.5% per year from 2021 to around 72 million barrels per day in 2030 and 24mbpd in 2050. The IEA also sees growing demand for natural gas in the short term, including in it its NZE scenario, which was developed before the current energy crisis and the attempts to reduce reliance on Russian energy exports. To meet the needs of society, Equinor will continue to produce oil and gas for the foreseeable future. We aim to excel in operational emissions management, maximising the efficiency of our infrastructure on the NCS and optimising our high-quality international portfolio. To earn the right to supply the oil and gas the world demands, we are continuing to improve the industry-leading carbon efficiency of our production.

Our ambition to reduce net group-wide operated emissions by 50% by 2030, shows that we are focused on bringing down our direct operated emissions in line with reductions necessary for a 1.5-degree pathway. Setting a baseline year that corresponds to the year of the Paris Agreement enables us to show our early action on emissions reduction and to build on our leadership position throughout this decade. The ambition, which was announced at our 2022 capital market update, was informed by engagement with a range of government and non-government stakeholders and will enable us to contribute to national decarbonisation plans in key host jurisdictions, including Norway's ambition to reduce its emissions by 55% by 2030 relative to a 1990 baseline.

Management approach

Reaching our 50% reduction ambition for operated scope 1 and 2 emissions will require a focused and coordinated effort across the company on executing and maturing a portfolio of abatement projects, improving energy efficiency of offshore and onshore assets, developing new technologies, and strengthening resilience in the portfolio, including through consolidation. The abatement projects primarily include electrification of offshore assets in Norway, mainly by power from shore but also including innovations such as Hywind Tampen. Projects in the abatement portfolio are selected, developed and executed in close dialogue with authorities and partners and coordinated through our Norway Energy Hub initiative. In addition to CO_2 emissions, we have instituted a renewed focus on improving our industry-leading performance on methane emissions, with increased emphasis on site-level measurement for improved quantification and reporting. Carbon offsets will play a minimal role in achieving this ambition, with at least 90% of the reductions being met through absolute emissions reductions. In the longer term, we see negative emissions solutions and offsets as making an important contribution to address the climate challenge. We plan to use only carbon credits verified according to high standards and to disclose information about the type of offsets employed. To ensure quality in our carbon credits, we have established a set of corporate criteria and principles based on the Oxford Principles for Net Zero Aligned Carbon Offsetting.

To track and incentivise the company's performance on decarbonisation, we have established a performance indicator that assesses progress towards the 2030 decarbonisation ambition. The indicator is the first of its kind in Equinor to use a forecast-based methodology.

The indicator tracks the internal forecast for Equinor's operated GHG emissions in 2030 relative to the reduction level required to meet the decarbonisation ambition, as well as progress on the portfolio of abatement projects. The indicator was implemented as an internal corporate KPI in 2023.

In addition to our absolute emissions reduction efforts, we are focused on continuing to improve the industry-leading carbon and methane efficiency of our profitable upstream portfolio, enabling us to be the resilient and responsible producer of the oil and gas that the world demands. Performance on the upstream CO_2 intensity of the oil and gas portfolio is integrated as a KPI for the BoD and CEC and is linked renumeration. The same KPI also informs renumeration for business-unit managers as well as an input into the general bonus for all employees.

Operated emissions

In 2022 Equinor was on track to meet its ambitions to halve its operated scope 1 and 2 emissions by 2030. Our total operated scope 1 and 2 GHG emissions for 2022 were 11.4 million tonnes – a 6% decrease from the previous year. Equinor has now achieved a reduction in absolute operated scope 1 and 2 emissions of around 30% relative to 2015.

The main drivers of our reduced scope 1 and 2 emissions were a combination of operational and portfolio measures including: divestment of our Kalundborg refinery and Bakken asset; modifications and emissions reduction initiatives at our onshore plants at Mongstad and Kårstø; and a change in strategy at several of our NCS assets from gas injection to gas exports to maximise supplies to Europe.

Performance disclosure

Indicators	Boundary	Unit	2022	2021	2020	2019	2018	2017	2016
Scope 1 GHG emissions	Operational control	million tonnes CO_2e	11.4	12.0	13.3	14.7	14.9	15.4	15.4
Scope 1+2 GHG emissions Norway	Operational control	million tonnes CO_2e	11.0	11.1	11.9	12.4	13.0	13.4	13.4
Scope 1+2 GHG emissions	Operational control	million tonnes CO_2e	11.4	12.1	13.5	14.9	15.1	15.6	15.7
Scope 2 GHG emissions (location based)	Operational control	million tonnes CO_2e	0.1	0.1	0.3	0.2	0.2	0.2	0.3
Scope 2 GHG emissions (market based)	Operational control	million tonnes CO_2e	2.5	2.7	2.5	2.9	3.0	2.8	2.6
Scope 3 GHG emissions (GHG Protocol cat. 11, use of sold products)	Equity basis	million tonnes CO_2e	243	249	250	247	252	250	239
Scope 3 GHG emissions (GHG Protocol cat. 6, Business travel)	Operational control	million tonnes CO_2e	0.05	0.01	0.02	0.1	0.1	0.1	0.1
CO_2 emissions	Operational control	million tonnes	11.1	11.6	12.9	14.2	14.4	14.9	14.8
CO_2 emissions excl. flaring	Operational control	million tonnes	10.4	11.0	11.9	13.0	13.3	13.6	13.4
CO_2 emissions from flaring	Operational control	million tonnes	0.6	0.7	1.0	1.2	1.2	1.3	1.4
CO_2 emissions from upstream operations	Operational control	million tonnes	7.6	7.8	8.7	9.6	9.3	9.2	9.7
CO_2 emissions from midstream operations	Operational control	million tonnes	3.5	3.8	4.2	4.6	5.1	5.6	5.0
CO_2 emissions from other operations	Operational control	million tonnes	0.02	0.01	0.01	0.01	0.11	0.11	0.04
CO_2 emissions	Equity basis	million tonnes	9.1	9.9	10.1	11.5	11.6	12.0	12.7
Upstream CO_2 emissions intensity	Operational control	kg CO_2 per barrel of oil equivalent (boe)	6.9	7.0	8.0	9.5	9.0	8.8	9.8
Upstream CO_2 emissions intensity	Equity basis	kg CO_2 per barrel of oil equivalent (boe)	8.5	8.8	9.2	10.7	10.3	10.4	13.0
Maritime CO_2 emissions	Operational control	million tonnes CO_2e	3.8	3.8	4.9	n/r	n/r	n/r	n/r
CH_4 emissions	Operational control	thousand tonnes	11.2	14.5	17.7	19.0	20.0	19.3	24.2
CH_4 intensity	Operational control	% (m^3 CH_4 emitted per m^3 marketed gas)	0.02	0.02	0.03	0.03	0.03	0.03	0.04
Hydrocarbons flared	Operational control	thousand tonnes	203	201	339	414	396	406	443
Upstream flaring intensity	Operational control	tonnes of hydrocarbons flared per 1,000 tonnes of hydrocarbon produced	0.7	0.9	1.7	2.5	2.4	2.1	2.5
Routine flaring (share of total)	Operational control	%	3	14	31	27	21	10	14

In 2022, several abatement projects moved forward, including first power from the Hywind Tampen floating wind facility to our oil and gas production assets on the NCS and the sanctioning of electrification for Hammerfest LNG and the Njord field. We also saw positive contributions to our emissions reductions efforts through energy efficiency projects in Norway, which reduced emissions by 200,000 tonnes, and from our international portfolio including the Peregrino gas import solution, which is expected to avoid around 100,000 tonnes of CO_2 emissions per year in operated emissions.

Scope 1 and 2 GHG emissions (operated, million tonnes CO2E)
(millions tonnes, 100% operated basis)


15
14
13
12
11
10
12.1
-0.7
0.6
-0.6
11.4
2021
2022 [a]
2022 [b]
2022 [c]
2022
2021
[a] Changes in portfolio
[b] Changes in activity/production level and methodology
[c] Emissions reduction measures
2022

Figure: Operated scope 1 + scope 2 emissions 2022 vs 2021 with key levers/contributions.

Forecast (Q4, 2022)


GHG emissions (million tonnes CO²e)
18
16
14
12
10
8
6
2016
2018
2020
2022
2024
2026
2028
2030
GHG emissions
GHG emissions forecast

Figure: End 2022 forecast for operated emissions to 2030.

Equity emissions

Equinor's equity CO_2 emissions in 2022 were 9.1 million tonnes, a decrease from 9.9 in 2021. In 2021 we provided field-based emissions disclosure of our operated emissions and our partner-operated Norwegian assets. This year, for the first time, we also provide field-based emissions for our international partner-operated assets in the USA, Canada, and other jurisdictions where we have approval from partners. We continue to work with our partners to encourage emissions disclosure on a field basis and have requested consent to publish emissions data from all partners from whom it is required.

Upstream intensity

In 2022, Equinor was on track to meet its ambitions with regard to upstream CO_2 intensity. The upstream CO_2 intensity of Equinor's operated portfolio decreased from 7.0 to 6.9kg CO_2/boe, well below the 2025 ambition of 8kg CO_2/boe. The main driver for this change was reduced CO_2 levels from operated Norwegian assets which changed their strategy from gas injection to gas export during 2022. There were also significant emissions reductions measures implemented in the upstream portfolio in 2022 (202,000 tonnes CO_2), as well as decommissioning of the Veslefrikk field and divestment of the Bakken asset in the United States, both of which had higher than average upstream emissions intensity. Increased production levels from the electrified asset Martin Linge also have a positive effect on the intensity.

Upstream CO_2 intensity
(kg CO_2 per boe, 100% operated basis)


20
15
10
5
0
17
18
18
17
15
16
9.8
8.8
9.0
9.5
8.0
7.0
6.9
8.0
2016
2017
2018
2019
2020
2021
2022
2025
Equinor
Equinor target
IOGP average

Upstream: All operations from exploration to production, excluding onshore gas processing and LNG facilities.

Figure: Operated CO_2 intensity 2022 vs 6-year performance and 2025 target

Methane

Equinor's 2022 methane intensity for our operated upstream and midstream business remained low at approximately 0.02%. This represents an industry-leading performance as Equinor's methane emissions intensity is around 12% of the average of members of the Oil and Gas Climate Initiative group of companies. Equinor continues to pursue a methane intensity target of near zero by 2030.

Equinor methane intensity vs industry average (OGCI)
(% m³ CH_4 emitted per m³ marketed gas)


0.5
0.4
0.3
0.2
0.1
0.0
0.30
0.25
0.23
0.20
0.17
0.04
0.03
0.03
0.03
0.03
0.02
0.02
2016 2017 2018 2019 2020 2021 2022
Equinor
OGCI Industry average

OGCI Progress Report 2021.
The results are lagging by one year.

Figure: Operated scope 1 + scope 2 methane emissions intensity 2022 vs 6 year historical performance and vs OGCI average.

Flaring

Our 2022 upstream flaring intensity was 0.7 tonnes/1000 tonnes of hydrocarbon produced compared with 0.9 in 2021. This is significantly lower than the industry average of 9 (IOGP 2021). Equinor's low flaring levels are due to continued focus on operational efficiency and leveraging the well-established gas infrastructure in Norway. The main reason for the reduced flaring levels in 2022 was decreased flaring from Martin Linge (which experienced start-up flaring in 2021), decommissioning of Veslefrikk B, turnaround maintenance at Statfjord A, the divestment of the Bakken asset, and the implementation of several emission reduction initiatives.



Methane detector
SeekOps, Ohio, USA.

Performance evaluation

2022 saw positive progress in Equinor's performance to reduce its absolute operated scope 1 and 2 emissions as well as a continued focus on maintaining industry-leading performance on the carbon and methane intensity of its upstream oil and gas portfolio. While portfolio changes and production strategy were significant contributors to the reduction in operated emissions and emissions intensity in 2022, Equinor made progress throughout the year in advancing abatement projects to bring emissions down in line with the 2030 ambition. The newly developed forecast indicator shows that the operated portfolio is currently on track to meet the company's 50% reduction ambition by 2030, despite a forecasted increase in emissions in 2025 due to new production projects coming onstream.

3 Reporting segment performance


JOHAN CASTBERG

The FPSO for the Johan Castberg field under construction, Aker Solutions yard at Stord, Norway.

Introduction to segmental reporting

Equinor's business strategy is structured around three pillars: Always safe, High value, and Low carbon:


N
Always safe
High value
Low carbon
High value growth in renewables
New market opportunities in low carbon solutions
Optimised oil and gas portfolio


Exploration & Production Norway (E&P Norway)
Exploration & Production International (E&P International)
Exploration & Production USA (E&P USA)
Renewables (REN)
Marketing, Midstream & Processing (MMP)
Other group
Optimised oil and gas portfolio
Optimised oil and gas portfolio
Optimised oil and gas portfolio
High value growth in renewables
New market opportunities in low carbon solutions

This means that, to create value as a leader in the energy transition, we are pursuing high value growth in renewables, and seeking new market opportunities in low-carbon solutions while, at the same time, optimising our oil and gas portfolio.

In order to effectively manage and execute our strategy, including the ability to measure the progress of the business against its strategic goals, Equinor's operations are organised into business areas and followed up through operating segments. The operating segments directly correspond to the reporting segments below – with the exception of the operating segments, Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI), and Corporate Staff and Functions, which are aggregated into the reporting segment Other.

The Exploration & Production (E&P) segments are responsible for the discovery and appraisal of new resources and commercial development of the oil and gas portfolios within their respective geographical areas: E&P Norway on the Norwegian continental shelf, E&P USA in the USA and E&P International worldwide, except for Norway and the USA.

Marketing, Midstream & Processing (MMP) works to maximise value creation in Equinor's global mid- and downstream positions. The segment is responsible for the global marketing, trading, processing, and transportation of crude, petroleum products and natural gas, in addition to power and emissions trading. MMP also leads Equinor's focus in low-carbon solutions such as carbon capture and storage (CCS) and other low-carbon energy solutions.

The Renewables (REN) segment is responsible for developing and exploring areas within renewable energy, such as offshore wind, green hydrogen, storage solutions, and solar power.

Inter-segmental transactions

Internal transactions in oil and gas volumes occur between reporting segments before volumes are sold in the market. Equinor has established a market-based transfer pricing methodology for the intercompany sale of oil and natural gas that meets the requirements of applicable laws and regulations. For further information, see section 2.2 High Value for production volumes and prices.

E&P Norway produces oil and natural gas including liquefied natural gas (LNG) which is sold internally to MMP. A large proportion of the oil and natural gas produced by E&P USA and oil from E&P International is also sold through MMP. The remaining oil and gas from E&P International and E&P USA is sold directly in the market. In 2022, the average transfer price for natural gas for E&P Norway was 31.22 USD/MMBtu (compared to 14.43 USD/MMBtu in 2021). For the oil sold from E&P Norway to MMP, the transfer price used is the applicable market-reflective price minus a cost recovery rate.

Equinor eliminates intercompany sales when combining the results of our reporting segments. Intercompany sales include transactions recorded in connection with oil and natural gas production in the E&P reporting segments, and in connection with the sale, transportation or refining of oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in the MMP, E&P USA and E&P International reporting segments.

3.1 Optimised oil and gas portfolio

The Norwegian continental shelf (NCS) to deliver value for decades

After more than 50 years of operations Equinor's equity production from the NCS in 2022 is still high, about 1.387 million boe per day, and the net operating income from the NCS reached USD 67.6 billion in 2022. Throughout the year, Equinor, together with licence partners and Norwegian authorities, took several new steps to respond to the rising need for natural gas in Europe and increased gas production by 8% in 2022.

Going forward, Equinor will continue to add high-value barrels to the portfolio through exploration and increased recovery. A particular focus will be given to gas. Hence, NCS cash flow and value creation are expected to remain high beyond 2030. In 2022 Equinor was awarded 26 new production licences and several high-value discoveries were made close to existing infrastructure. Four tie-in projects reached investment decisions in 2022, adding value and increasing the lifespan of existing infrastructure. An investment decision was also made for the Munin project. The NCS project portfolio is very robust against potential low oil and gas prices.

The CO_2 abatement portfolio is progressing towards the ambition of 50% emissions reduction from operations in Norway by 2030. Investment decisions were made for both the Njord and Snøhvit future electrification projects. The Oseberg gas capacity and power-from-shore project got PDO approval in the fourth quarter of 2022. In November the first power was produced from the Hywind Tampen floating offshore wind farm that will supply the Snorre and the Gullfaks facilities.

Norway energy hub - the plan to transform the NCS into a broad energy province – saw good progress. Equinor together with Oseberg and Troll licence partners, are in an early phase of developing a floating offshore wind farm intended to provide electric power to Kollsnes and the Troll and Oseberg fields via an onshore connection point. Blue hydrogen and CCS projects were significantly strengthened through the award of the Smeaheia CO_2 storage licence and agreements on cross-border collaboration.

Transforming the value of international oil and gas

Equinor has built its international oil and gas portfolio over the past 30 years, with an equity production of about 0.652 million boe per day in 2022. In the past few years, Equinor has made significant progress to focus and optimise its international oil and gas portfolio through divestments and country exits. In the portfolio of assets in production, the focus is on safe and efficient operations, including measures to reduce carbon emissions. The portfolio of major development projects continues to be further matured and optimised.

In 2022, Equinor completed its exit process from Russia. In Brazil, the Peregrino field and its expansion,


The Gullfaks B platform seen from Gullfaks A, North Sea, Norway.

Peregrino phase 2, came into production. The Roncador field started producing additional volumes from an IOR project. The major development project Bacalhau continued to progress. Meanwhile, in the USA, portfolio optimisation onshore (Northeastern USA) and offshore (US Gulf of Mexico) performed well. In the Gulf of Mexico, Equinor continues to materially build position with the Vito development, operated by Shell. Onshore, the significant low-carbon gas positions in the Appalachian Basin continue to generate strong cash flows. Presence in this region has allowed Equinor to spearhead initiatives that could unlock future CCS and hydrogen opportunities together with key industrial players.

Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,191 million boe at year end 2022, compared to 5,356 million boe at the end of 2021.

Proved reserves
(million boe)


6000
5000
4000
3000
2000
1000
0
2020
2021
2022
Proved undeveloped reserves
Proved developed reserves

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance or changes in prices or costs, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These changes are the result of continuous business processes and can be expected to continue to affect reserves in the future.

Proved reserves can also be added or subtracted through purchases and sales of reserves-in-place or factors outside management control.

Changes in oil and gas prices can affect the quantities of oil and gas that can be recovered from the accumulations. Higher oil and gas prices will normally allow more oil and gas to be recovered, while lower prices will normally result in reduced recovery. However, for fields with production sharing agreements (PSA), higher prices may result in reduced entitlement to produced volumes and lower prices may result in increased entitlement to produced volumes. These described changes are included in the revisions and improved recovery (IOR) category in the tables that follows in this report.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

Equinor prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area, as required by the US Securities and Exchange Commission (SEC). The geographical areas are defined by country and continent. These are Norway, Eurasia excluding Norway, Africa, the USA and the Americas excluding USA.

In Norway and other countries where there is reasonable certainty that the authorities will approve the plan for development and operation (PDO), Equinor recognises reserves as proved when the PDO is submitted to the authorities. Otherwise, reserves are generally booked as proved reserves when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore fields in the USA are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.

Approximately 87% of Equinor´s proved reserves are located in the Organisation of Economic Co-Operation and Development (OECD) countries. Norway is by far the most important contributor in this category, followed by the USA. Of Equinor's total proved reserves, 5% are related to PSAs in non-OECD countries such as Angola, Brazil, Azerbaijan, Algeria, Nigeria and Libya. Other proved non-OECD reserves are related to concession fields in Argentina and Brazil, representing all together 7% of Equinor's total proved reserves.

Distribution of proved reserves


3%
2%
10%
13%
71%
Norway
USA
Americas excluding USA
Africa
Eurasia excluding Norway

Changes in proved reserves in 2022

The total volume of proved reserves decreased by 165 million boe in 2022.

Changes in proved reserves
million boe


5,356
344
278
36
(128)
(695)
5,191
2021
Revisions & IOR
Extensions & discoveries
Purchases
Sales
Production
2022
Increase
Decrease
Total



The Gina Krog platform, North Sea, Norway.

Revisions and IOR

Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by net 344 million boe in 2022. The increase is the result of 433 million boe in positive revisions and increased recovery, partially offset by 89 million boe in negative revisions. Many producing fields had positive revisions due to better performance, new drilling targets and improved recovery measures, as well as reduced uncertainty due to further drilling and production experience. The positive revisions also included a direct effect of higher commodity prices, increasing the proved reserves by approximately 63 million boe through increased economic lifetime on several fields. The negative revisions were mainly related to unforeseen events and operational challenges resulting in reduced production potential on some fields in addition to reduced entitlement volumes from several fields with PSAs.

Extensions and discoveries

A total of net 278 million boe of new proved reserves were added through extensions and discoveries. Continuous extension of the proved area in the Appalachian basin together with a record number of submitted PDOs in Norway, of which Munin and Halten Øst were the largest, are the main contributors to this category. In addition, this category includes extensions of proved areas through drilling of new wells in previously undrilled areas at other fields in Norway and in Argentina.

Purchases and sales of reserves-in-place

A total of 36 million boe of new proved reserves in the Statfjord Area, which covers the Norwegian continental shelf (NCS) and UK continental shelf, were purchased in 2022.

A total of 128 million boe of sales of reserves-in-place are related to the exit of joint arrangements in Russia in addition to the sale of the Ekofisk Area and a minority share in Martin Linge on the NCS. Equinor has no remaining proved reserves in Russia at year end 2022.

In the fourth quarter of 2021, Equinor entered into an agreement to divest our interests in the Corrib field in Ireland. Closing is dependent on governmental approval and is expected to take place in the first quarter of 2023. The sale will result in an estimated reduction in proved reserves of approximately 11 million boe.

Production

The 2022 entitlement production was 695 million boe, down from 710 million boe in 2021 due to sales, natural decline and operational challenges.

Development of reserves

In 2022, 241 million boe were matured from proved undeveloped to proved developed reserves. Continued drilling in the Appalachian basin in the USA and on major offshore assets in addition to the production start of Askeladd (Snøhvit), Johan Sverdrup Phase 2 and Peregrino Phase 2 contributed to the major portion of maturation of proved undeveloped to proved developed reserves in 2022. Smaller volumes are related to individual assets world-wide. The positive revision and improved recovery of proved developed reserves of 322 million boe is related to increased economic lifetime at some fields, increased activity levels, higher commodity prices and implementation of improved recovery projects. 256 million boe was added to proved undeveloped reserves as extensions and discoveries, the largest of these being Munin and Halten Øst in Norway, in addition to further development in the Appalachian basin in the USA.

Proved developed and undeveloped reserves

As of 31 December 2022	Oil and condensate (mmboe)	NGL (mmboe)	Natural gas (mmboe)	Total oil and gas (mmboe)
Developed				
Norway	731	149	10,294	**2,714**
Eurasia excluding Norway	35	3	89	**53**
Africa	107	8	91	**131**
USA	161	51	1,921	**554**
Americas excluding USA	216	-	25	**220**
Total developed proved reserves	1,249	210	12,420	**3,672**
Undeveloped				
Norway	562	60	2,087	**994**
Eurasia excluding Norway	48	0	5	**50**
Africa	17	0	-	**17**
USA	56	9	423	**140**
Americas excluding USA	316	-	11	**318**
Total undeveloped proved reserves	999	70	2,526	**1,519**
Total proved reserves	2,248	280	14,946	**5,191**

As of 31 December 2022, the total proved undeveloped reserves amounted to 1,519 million boe, 65% of which are related to fields in Norway. The Johan Sverdrup, Snøhvit and Oseberg area fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg and Munin, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are Bacalhau, Peregrino and Roncador in Brazil, the Appalachian basin, Vito and Caesar-Tonga in the USA, Mariner in the UK, and ACG in Azerbaijan. All these fields are either producing or will start production within the next five years.

For fields with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. There are no material development projects, which would require a separate future investment decision by management, included in our proved reserves. Some development activities will take place more than five years from the disclosure date on many fields, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production.

For projects under development, the Covid-19 pandemic impacted progress due to personnel limitations on offshore as well as onshore facilities and yards. The pandemic has delayed production start at the Johan Castberg field in Norway. The field was originally planned to start production in 2022, four years after the field development was sanctioned. The start-up is delayed to 2024.

For our onshore assets, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2022, Equinor incurred USD 6.9 billion in development costs relating to assets carrying proved reserves, of which USD 5.8 billion was related to proved undeveloped reserves.

Reserves replacement

The reserves replacement ratio is defined as the net amount of proved reserves added divided by produced volumes in any given period.

The 2022 reserves replacement ratio was 76% and the corresponding three-year average was 62%.

The organic reserves replacement ratio, excluding sales and purchases, was 89% in 2022 compared to 127% in 2021. The organic average three-year replacement ratio was 70% at the end of 2022 compared to 68% at the end of 2021.

Reserves replacement ratio

	For the year ended 31 December		
	2022	**2021**	**2020**
Annual	**76%**	113%	(5%)
Three-year-average	**62%**	61%	95%

Reference to Reserves report

A separate reserves report is included as Exibit 15.5 to the 2022 Annual report on Form 20-F. The Reserves report is covering proved reserves required by the Securities and Exchange Commission (SEC). The report may also be downloaded from Equinor`s website at www.equinor.com/reports.



The FPSO at the Peregrino field, Brazil.

3.1.1 Exploration & Production Norway

The Exploration & Production Norway (E&P Norway) segment covers exploration, field development and operations on the NCS, which includes the North Sea, the Norwegian Sea and the Barents Sea. E&P Norway aims to ensure safe and efficient operations, maximising the value potential from the NCS. E&P Norway transforms the NCS using digital and carbon-efficient solutions and is considering the electrification of several installations.

For 2022, Equinor reports production on the NCS from **45** fields operated by Equinor and **nine** fields operated by licence partners.


Gas production increased by 8%
New licences awarded: 26 in January 2022 26 in January 2023
Divested Ekofisk and a 19% stake in Martin Linge. Increased stake in Statfjord. Increased stake in 5 discoveries in northern North Sea
PDOs approved: Kristin South, Ormen Lange 3, Oseberg gas 2 and power from shore, Gina Krog alt. oil export, Halten East
PDOs submitted: Smørbukk North, Irpa, Verdande, Njord electrification, Munin, Fulla, Idun North, Ørn, Symra, Snøhvit future, Berling
Snøhvit back online
Trollvind floating wind under consideration
First power from Hywind Tampen floating wind
First gas from Askeladd
Fifth Johan Sverdrup platform on stream
Refurbished Njord resumed production

Key events

- In response to the energy crisis in Europe, gas production volumes were boosted by **8%** throughout 2022.
- Gas production from the **Snøhvit** field in the Barents Sea resumed on 2 June, when the **Hammerfest LNG** plant was safely brought back into operation after having been refurbished following the fire on 28 September 2020.
- Equinor and its Troll and Oseberg licence partners announced on 17 June that the development of **Trollvind**, a floating windfarm in the Troll area of the North Sea, is under consideration.
- First power from the first turbine at the **Hywind Tampen** floating offshore windfarm was delivered on 13 November, and as of mid-February 2023, seven turbines were on line. Hywind Tampen's 11 floating wind turbines will provide power to the five **Snorre** and **Gullfaks** platforms in the North Sea.
- First gas from **Askeladd**, the next plateau extender of the **Snøhvit** gas field in the Barents Sea, was achieved on 1 December.
- Production from a fifth platform on the **Johan Sverdrup** oil and gas field in the North Sea started on 15 December. Johan Sverdrup's new processing platform was officially opened by the Minister of Petroleum and Energy on 13 February 2023.
- Production from the **Njord** oil and gas field in the Norwegian Sea resumed on 27 December, when the refurbished platform A and storage vessel Bravo were brought on stream. The field had been suspended since 2016 during the platform and vessel upgrade.
- On 10 May, Equinor entered into an agreement to sell to Sval Energi its share in **Ekofisk** and a 19% stake in **Martin Linge**. Upon completion, Equinor holds a 51% operating interest in the Martin Linge field. The transaction was completed on 30 September and is effective from 1 January 2022.
- On 31 May, Equinor completed the transaction to acquire all of Spirit Energy's production licences in the **Statfjord** area on the Norwegian and the UK continental shelves. Upon completion, Equinor increased its stake in Statfjord on the NCS and holds a 14.53% stake in **Statfjord unit UK**. Equinor plans to extend Statfjord's field life to 2040.
- On 1 March 2023, Equinor entered into an agreement to acquire stakes in five oil and gas discoveries in the **Troll, Fram** and **Kvitebjørn** areas of the North Sea from Wellesley Petroleum AS. With this, Equinor increases its participating interest in the discoveries Grosbeak, Toppand, Atlantis, Røver North and Røver South. The transaction is expected to be completed in the first half of 2023 and will be effective from 1 January 2023.

In the **Awards for predefined areas** on the NCS, Equinor was awarded **26** licences (**12** of them as operator) on 18 January for **2021**, and awarded **26** licences (**18** of them as operator) on 10 January 2023 for 2022.

The Norwegian Ministry of Petroleum and Energy (MPE) approved the plans for development and operation of:

- **Kristin South** oil and gas field at Haltenbanken in the Norwegian Sea, to be tied back to the Kristin platform, on 2 February
- Partner-operated **Ormen Lange 3**, the third phase of the development of the gas field in the Norwegian Sea, on 8 July.
- **Oseberg gas phase 2 and power from shore**, the plan for further developing the Oseberg field in the North Sea, on 1 December.
- **Gina Krog alternative oil export**, where a new pipeline will be laid from the Gina Krog platform to **Sleipner** A in the North Sea, on 15 December.
- **Halten East** gas field in the Norwegian Sea, to be tied in to the **Åsgard** field, on 13 February 2023.

Together with the licence partners, Equinor submitted plans to the MPE for development and operation of

- The **Smørbukk North** gas field at Haltenbanken in the Norwegian Sea, a satellite to the **Åsgard** field, on 9 November.
- The **Irpa** gas field in the Norwegian Sea, to be tied back to the **Aasta Hansteen** platform, on 22 November.
- The **Verdande** oil field in the Norwegian Sea, to be tied back to the Norne FPSO, on 6 December.
- A partial electrification of the **Njord** oil and gas field in the Norwegian Sea, to be electrified jointly with **Draugen**, on 15 December.
- The **Munin** (formerly Krafla) oil and gas field in the central North Sea, to be developed in cooperation with **Hugin** (formerly North of Alvheim), using the groundbreaking concept of unmanned production platform developed by Equinor, on 16 December.
- Partner-operated **Fulla** gas field in the central North Sea, to be tied back to the platform planned at **Hugin** A, on 16 December.
- Partner-operated gas fields **Idun North** and **Ørn** in the Norwegian Sea, to be tied back to the **Skarv** FPSO, on 16 December.
- Partner-operated **Symra** oil and gas field in the central North Sea, to be tied back to the **Ivar Aasen** platform, on 16 December.
- **Snøhvit future**, a project to expand gas processing capacity and reduce carbon emissions, constructing a new electric compressor module on shore and fully electrifying operations at **Hammerfest LNG**. The development will lay the ground for operations on the Snøhvit field in the Barents Sea towards 2050. The plan was submitted on 20 December.
- Partner-operated **Berling** gas field in the Norwegian Sea, to be tied back to the **Åsgard** B platform, on 21 December.

Major producing fields, field developments and carbon storage licences operated by Equinor and Equinor's licence partners


Selected Equinor-operated field
Equinor-operated field under development
Equinor-operated field, PDO submitted
Selected partner-operated field
Partner-operated field, PDO submitted
Licence to develop CO_2 storage granted to Equinor or joint venture
Barents Sea
Johan Castberg
Snøhvit
Askeladd
Goliat
Hammerfest
Harstad
Aasta Hansteen
Irpa
Arctic circle
Marulk
Ærfugl
Skarv
Verdande
Heidrun
Åsgard
Berling
Smørbukk Nord
Kristin
Halten Øst
Trestakk
Tyrihans
Mikkel
Bauge
Njord
Norwegian Sea
Ormen Lange
Trondheim
Snorre
Statfjord
Visund
Gullfaks
Kvitebjørn
Valemon
Fram
Oseberg
Troll
Martin Linge
Bergen
Munin
Fulla
Northern Lights
Smeaheia
Oslo
Symra
Ivar Aasen
Breidablikk
Grane
Gudrun
Stavanger
Gina Krog
Utgard
Johan Sverdrup
Sleipner
North Sea
Ekofisk

Operational performance

In response to the energy crisis, Equinor liaised with partners and Norwegian authorities to boost gas exports to Europe through adjusted production permits, reduced gas injection and augmented energy amount in NGL. A change from gas injection to gas export from some fields contributed to the 8% increase in the natural gas output throughout 2022, underpinned by safe and dependable operations.

Equinor decided to maintain high gas production levels from Troll, Oseberg and Heidrun through the summer and postponed turnarounds at Oseberg from May to September, based on a thorough evaluation of the plants' technical integrity. This contributed to refilling European gas storages before the winter, enhancing European security of supply. Equinor collaborated closely with Norwegian authorities to manage the security situation in 2022 and received support to strengthen physical security both offshore and onshore.

The 1.7% rise in output from 2021 to 2022 was mainly driven by Martin Linge and Troll phase 3 producing for the full year, Snøhvit resuming production in June, and increased gas output from Gina Krog, Troll and partner-operated Skarv. This was partially offset by natural decline. While gas volumes rose by 8%, liquids volumes declined by 6% compared to 2021. For information about the NCS production, see section 5.5 Production per field. Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

Snøhvit's satellite Askeladd, Njord's upgraded platform and storage vessel and Johan Sverdrup's fifth platform were brought into production in December, adding volumes and prolonging field life. The Hywind Tampen floating wind farm achieved first power in November, to be fully operational in 2023. Delivering competitive projects, we create long-term value, using standardised and digitised solutions while maintaining a rigorous quality and cost focus. With the pursuit of 'the perfect well,' a modern rig fleet and capitalising on economies of scale, we attain world-class drilling performance.

To replenish our portfolio with valuable gas volumes for Europe, exploration was conducted near existing infrastructure throughout 2022, resulting in four commercial discoveries. Exploration activity was carried out in 22 wells in 2022, compared to 21 wells in 2021. 19 wells were completed with four commercial discoveries in 2022, compared to 18 wells completed with six commercial discoveries in 2021.

Financial performance

Increased gas production coupled with high realised gas prices drove the unusually high revenues in 2022. Higher gas transfer price and liquids price increased net operating income and revenues from 2021 to 2022. The increase in revenues was partially offset by the NOK/USD exchange rate development. Gain on divestment of Ekofisk and a 19% participating interest in Martin Linge increased other income from 2021 to 2022. In 2021, other income was mainly affected by an insurance settlement related to the Melkøya fire in 2020.

Increased maintenance, operational activities, higher environmental taxes and electricity prices led to increased operating expenses and selling, general and administrative expenses from 2021 to 2022. New fields also contributed to the increase, which was partially offset by the NOK/USD exchange rate development.

Increased proved reserves on several fields and decreased depreciation of the asset retirement obligation (ARO) along with the NOK/USD exchange rate development decreased depreciation, amortisation and net impairment losses from 2021 to 2022. The ramp-up of new fields partially offset the reduction.

Performance review

E&P Norway - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**22-21 change**
Revenues	**74,774**	38,841	93%
Other income	**1,155**	546	>100%
Total revenues and other income	**75,930**	39,386	93%
Operating, selling, general and administrative expenses	**(3,782)**	(3,652)	4%
Depreciation, amortisation and net impairment losses	**(4,167)**	(4,900)	(15%)
Exploration expenses	**(366)**	(363)	1%
Net operating income/(loss)	**67,614**	30,471	>100%

	For the year ended 31 December		
Operational information	**2022**	**2021**	**22-21 change**
E&P Norway entitlement liquid and gas production (mboe/day)	**1,387**	1,364	2%
Average liquids price (USD/bbl)	**97.5**	67.6	44%
Average internal gas price (USD/mmbtu)	**31.22**	14.43	>100%

Higher drilling cost on expensed wells and a decrease in recapitalisation of previously expensed wells contributed to a minor increase in exploration expenses from 2021 to 2022. This was partially offset by lower field development costs.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 28,513 million for the year ended 31 December 2022, compared to USD 36,506 million for the year ended 31 December 2021.

Fields in production on the NCS

The table below shows E&P Norway's average daily entitlement production for the years ending 31 December 2022, 2021 and 2020. Production increased in 2022 due to Martin Linge producing for the full year, Snøhvit resuming production in June, and increased gas production from Gina Krog, Troll and Skarv, partially offset by natural decline.

Average production by location in 2022
mboe/day


The Norwegian Sea
332
The Barents Sea
40
The North Sea
1,015

Main producing fields on the NCS

Fields operated by Equinor

Johan Sverdrup (Equinor 42.63%) is a major oil field with associated gas in the North Sea, developed with five platforms: Two processing platforms, a drilling platform, a riser platform and a living quarters platform. Crude oil is exported to Mongstad through a 283-km designated pipeline, and gas is exported to the gas processing facility at Kårstø through a 156-km pipeline via a subsea connection to the Statpipe pipeline. First oil was achieved in October 2019 and the fifth Johan Sverdrup platform, a processing platform connected to the field centre, was brought on stream on 15 December 2022.

Troll (Equinor 30.58%) in the North Sea is the largest gas field on the NCS and a major oil field. The Troll field regions are connected to the Troll A, B and C platforms. Troll gas is produced mainly at Troll A, and oil mainly at Troll B and C. Fram, Fram H Nord and Byrding are tie-ins to Troll C.

Over recent years, new compressors have increased the gas processing capacity: one compressor was brought on stream at Troll B in September 2018, and one at Troll C in January 2020. In August 2021, the third phase of the Troll field development was brought on stream, producing from the Troll West gas cap.

A partial electrification of Troll B and a full electrification of Troll C are underway. The Troll A platform, brought on stream in 1996, was the first electrified installation on the NCS.

The **Gullfaks** (Equinor 51.00%) oil and gas field in the North Sea is developed with three platforms. Since production started on Gullfaks in 1986, several satellite fields have been developed with subsea wells which are remotely controlled from the Gullfaks A and C platforms. The first power from the Hywind Tampen floating windfarm was supplied to Gullfaks A in November 2022.

Average daily entitlement production — **For the year ended 31 December**

Area production	2022 Oil and NGL mbbl/day	2022 Natural gas mmcm/day	2022 mboe/day	2021 Oil and NGL mbbl/day	2021 Natural gas mmcm/day	2021 mboe/day	2020 Oil and NGL mbbl/day	2020 Natural gas mmcm/day	2020 mboe/day
Equinor operated fields	**557**	**110**	**1,251**	585	101	1,223	570	96	1,173
Partner operated fields	**48**	**14**	**136**	58	13	141	60	13	143
Total	**605**	**124**	**1,387**	643	115	1,364	630	109	1,315

Average production in 2022
mboe/day


Johan Sverdrup 227
Troll Phase 1 (Gas) 210
Oseberg 102
Gullfaks 83
Aasta Hansteen 74
Visund 67
Martin Linge 56
Skarv 52
Åsgard 48
Ormen Lange 43
Tyrihans 42
Gina Krog 37
Snorre 35
Snøhvit 28
Kvitebjørn 24
Fram 21
Troll Phase 2 (Oil) 19
Statfjord Unit 18
Gudrun 18
Grane 17
Sleipner West 15
Mikkel 14
Ivar Aasen 14
Heidrun 11
Tordis area 11
Goliat 11
Vigdis area 9
Norne 9
Kristin 9
Trestakk 8
Valemon 7
Alve 7
Ekofisk area 7
Urd 4
Statfjord North 4
Ærfugl North 4
Marulk 4
Sleipner East 3
Morvin 3
Utgard 2
Statfjord East 2
Gungne 2
Sigyn 2
Tune 1
Sygna 1
Byrding 1
Tor II 1
Equinor operated fields
Partner operated fields

The **Oseberg** area (Equinor 49.30%) in the North Sea produces oil and gas. The development includes the Oseberg field centre, Oseberg C, Oseberg East and Oseberg South production platforms. Oil and gas from the satellite fields are transported to the Oseberg field centre for processing and transportation. Oseberg Vestflanken 2 came on stream in October 2018. The wellhead platform was Norway's first unmanned platform, remotely controlled from the Oseberg field centre. To boost recovery and cut emissions, the installation of two new compressors is underway, and a cable to Kollsnes is projected to connect to the onshore grid for a partial electrification.

The **Åsgard** (Equinor 34.57%) gas and condensate field in the Norwegian Sea is developed with the Åsgard A FPSO for oil, the Åsgard B semisubmersible floating production platform for gas and condensate, and the Åsgard C storage vessel for oil and condensate. Åsgard C also provides storage for oil produced at Kristin and Tyrihans. In 2015 Equinor started the world's first subsea gas compression train on Åsgard. The Trestakk field is tied back to Åsgard A. The Halten East gas field is being developed in a subsea solution tied back to Åsgard.

The **Martin Linge** (Equinor 51.00%) oil and gas field in the North Sea was brought on stream in June 2021. The field is developed with an integrated wellhead, production and accommodation platform and a permanently anchored oil storage vessel. The gas is piped to St Fergus, Scotland, and the oil is shipped in shuttle tankers, after being processed on board the storage vessel. The field is operated from shore. In 2018, the field development started running on power from shore.

High-level meeting on the Troll A platform in the North Sea, Norway, on 17 March 2023 – visit by the president and CEO of Equinor, Anders Opedal, the secretary general of NATO, Jens Stoltenberg, the president of the European Commission, Ursula von der Leyen and Norway's prime minister, Jonas Gahr Støre.



Visund (Equinor 53.20%, operator) oil and gas field in the North Sea is developed with the Visund A semisubmersible integrated living quarters, drilling and processing unit, and a subsea installation in the northern part of the field. The Visund North improved oil recovery development, a subsea solution with two new wells in a new subsea template, was brought on stream in September 2018.

The **Aasta Hansteen** (Equinor 51.00%, operator) gas and condensate field in the Norwegian Sea is developed with a floating spar platform and two subsea templates. With the Snefrid North well drilled from the seabed at a depth of 1,309 metres, the field development is the deepest ever on the NCS. The Irpa gas field is being developed in a subsea solution tied back to Aasta Hansteen.

The **Tyrihans** (Equinor 58.84%, operator) oil and gas field in the Norwegian Sea is developed with five subsea templates tied back to Kristin.

The **Snøhvit** (Equinor 36.79%, operator) gas and condensate field is developed with several subsea templates. Snøhvit was the first field development in the Barents Sea and is connected to the liquefied natural gas processing facilities at Melkøya near Hammerfest through a 160-km pipeline. First gas from **Askeladd**, the next plateau extender of Snøhvit, was achieved on 1 December 2022. The Askeladd development includes two subsea templates, a 42-km tie-back to **Snøhvit** and drilling of three gas producers. Operations resumed at the refurbished Hammerfest LNG plant in June 2022, after having been suspended following the Melkøya fire in September 2020. **Askeladd West**, a satellite to Snøhvit, is under development.

Fields operated by licence partners

Ormen Lange (Equinor 25.35%, operated by A/S Norske Shell) is a deepwater gas field in the Norwegian Sea. The well stream is transported to an onshore processing and export plant at Nyhamna. Gassco became operator of Nyhamna from

1 October 2017, with Shell as technical service provider. Two new subsea compressor stations are underway, projected to be tied into the existing Ormen Lange pipeline.

Skarv (Equinor 36.17%, operated by Aker BP ASA) is an oil and gas field in the Norwegian Sea. The field development includes an FPSO and five subsea multi-well installations.

Ærfugl (Equinor 30.00%, operated by Aker BP ASA) is a subsea development of the gas and condensate discoveries Ærfugl and Snadd Outer fields in the Norwegian Sea, near the Skarv field, around 200 km west of Sandnessjøen. The field is tied into the Skarv FPSO for processing and storage.

Ivar Aasen (Equinor 41.47%, operated by Aker BP ASA) is an oil and gas field in the North Sea. The development includes a fixed steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export.

Goliat (Equinor 35.00%, operated by Vår Energi ASA) was the first oil field developed in the Barents Sea. The field consists of subsea wells tied back to a circular FPSO. The oil is offloaded to shuttle tankers.

Marulk (Equinor 33.00%, operated by Vår Energi ASA) is a gas and condensate field developed as a tie-back to the Norne FPSO.

For information about the NCS production, see section 5.5 Production per field.

Exploration on the NCS

Equinor holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea, the North Sea and the Barents Sea. The North Sea and Norwegian Sea continue to be the most important areas for exploration, whereas the exploration activity in the Barents Sea is expected to decrease and become more focused close to existing infrastructure.

In the **Awards for predefined areas** on the NCS, Equinor was awarded **26** licences (**12** of them as operator) on 18 January 2022 and awarded **26** licences (**18** of them as operator) on 10 January 2023.

In 2022, Equinor and its partners completed **19** exploratory wells and made **4** commercial discoveries.

Exploratory wells drilled[1)]

	For the year ended 31 December		
	2022	**2021**	**2020**
North Sea			
Equinor operated	**6**	10	10
Partner operated	**3**	2	2
Norwegian Sea			
Equinor operated	**4**	2	4
Partner operated	**4**	0	6
Barents Sea			
Equinor operated	**2**	2	4
Partner operated	**0**	2	0
Total (gross)	**19**	18	26

1) Wells completed during the year, including appraisals of earlier discoveries.



The five platforms at the Johan Sverdrup field, North Sea, Norway.

Projects under development

Askeladd West (Equinor 36.79%, operator) is a planned satellite to the **Snøhvit** gas field in the Barents Sea. The project was sanctioned in April 2021. The projected subsea development is 195 km from the Melkøya plant and will include a subsea template tied in to **Askeladd**. The project is expected to be ready for first gas in the fourth quarter of 2025.

Breidablikk (Equinor 39.00%, operator) is an oil field in the North Sea. The MPE approved the plan for development and operation of the field on 29 June 2021. The field is being developed with a subsea solution tied back to the **Grane** platform. After being processed at Grane, produced oil will be transported to the Sture terminal. Offshore modification work began March 2021, and the first oil producer was completed in the third quarter of 2022. First oil is planned for first half of 2024.

Gina Krog alternative oil export (Equinor 58.70%, operator) comprises a new pipeline to be laid from the Gina Krog platform to Sleipner A in the North Sea to replace the current export using an FSO and tankers. The MPE approved the amended PDO for Gina Krog on 15 December, and the new 23 km pipeline is expected to be operational in the fourth quarter of 2024.

Halten East (Equinor 57.70%, operator) gas fields at Haltenbanken in the Norwegian Sea are being developed in a subsea solution, to be tied back to the Åsgard B platform. The plan for development and operation was approved on 13 February 2023. The development is expected to be brought on stream in early 2025.

Hywind Tampen (Equinor 33.28% - Snorre and 51.00% - Gullfaks, operator) is a 94.6 MW floating offshore wind pilot being developed to provide power from 11 wind turbines to the **Snorre** and **Gullfaks** installations in the Tampen area of the North Sea. The MPE approved the plans for development and operation on 8 April 2020. The 11 wind turbines under installation are based on the Hywind technology developed by Equinor, and are expected to meet around 35% of the annual power needs of the five offshore platforms Snorre A, B and C and Gullfaks A and B. Construction started in October 2020. The wind farm started generating power from the first turbine in November 2022, and all turbines are expected to be brought on line in 2023.

Johan Castberg (Equinor 50.00%, operator) develops the three oil discoveries Skrugard, Havis and Drivis, around 240 km northwest of Hammerfest in the Barents Sea. The MPE approved the plan for development and operation of the field on 28 June 2018. The development includes an FPSO and a subsea development with 30 wells, ten subsea templates and two satellite structures. The new FPSO hull sailed from Singapore in February 2022, headed for the Stord yard. In August 2022, the crane vessel Sleipnir installed the turret manifold, winch and gantry – the last two modules - onto the FPSO. Covid-19 precautionary measures, such as manning limitations and quarantining, affected progress, and first oil was rescheduled to the fourth quarter of 2024.

Kristin South (Equinor 54.82%, operator) is a development of the Kristin Q segment and Lavrans discovery in the Norwegian Sea. The MPE approved the plan for development and operation of the Kristin South oil and gas field on 2 February 2022. The field is being developed as a subsea solution with two subsea templates tied back to the Kristin platform. Production is scheduled to begin in 2024.

Ormen Lange phase 3 (Equinor 25.35%, operated by A/S Norske Shell) In this third phase of the development of the gas field in the Norwegian Sea, two new subsea compressor stations will be tied into the existing Ormen Lange pipeline to enhance field recovery. The MPE approved the PDO on 8 July 2022.

Oseberg gas phase 2 and power from shore (Equinor 49.30%, operator) is a development to increase gas production and reduce carbon emissions from the Oseberg field in the North Sea. The development comprises installation of two new compressors to increase recovery with low pressure production, and the installation of a 118 km cable to Kollsnes to connect to the onshore power grid for a partial electrification of the Oseberg field centre and the Oseberg South platform. The MPE approved the plan for development and operation on 1 December 2022. The project is expected to be completed in 2026.

Troll West electrification (Equinor 30.60%, operator) is a development to provide Troll B and C with electric power in a new subsea high-tension cable from from Kollsnes in Øygarden. The MPE approved the plan for development and operation of the Troll West electrification on 17 December 2021. In 2022, topside modification work was being conducted at Troll B and C platforms. The Kollsnes - Troll B static cable was laid in


Boskalis

The FPSO for the Johan Castberg field in the Barents Sea floats off the submerged heavy-load carrier Boka Vanguard, Høylandbygd, headed for the Aker Solutions yard at Stord, Norway.

third quarter of 2022. The fabrication of the transformer module at Stord also began in third quarter. **Troll B** is planned to be partially electrified by 2024 and Troll C is expected to be fully electrified by 2026.

Decommissioning on the NCS

Under the Petroleum Act, the Norwegian government has imposed strict regulations for removal and disposal of offshore oil and gas installations. The Convention for the Protection of the Marine Environment of the Northeast Atlantic (OSPAR), which Norway has committed to, gives requirements with respect to how disused offshore oil and gas installations are to be disposed of.

Heimdal (Equinor 29.40%, operator) is due to cease production in 2023. The Heimdal main platform and Gassco/Gassled's riser platform are scheduled to be removed between 2025 and 2027. The platforms will be brought to shore at Eldøyane, Stord, for dismantling and recycling.

Veslefrikk (Equinor 18.00%, operator) ceased production on 17 February 2022. Plugging of wells started early in 2021 and was completed in the first quarter of 2022. Veslefrikk B was towed to shore for dismantling and recycling at MARS in Frederikshavn, Denmark, in summer 2022. Veslefrikk A is scheduled to be removed in 2025/2026 and will be brought to Eldøyane, Stord, for dismantling and recycling.

For further information about decommissioning, see note 23 Provisions and other liabilities to the Consolidated financial statements.

Climate measures

The electrification of offshore and onshore installations is a prerequisite for Norway reaching its national climate goals under the Paris agreement. Work is underway to electrify Snorre and Gullfaks with renewable power from Hywind Tampen floating windfarm, and to electrify Sleipner, Gina Krog, Oseberg field centre, Oseberg South, Troll B and Troll C (fully) with power from shore. Plans to electrify Snøhvit and Hammerfest LNG and Njord were submitted to the authorities in December. The development of the Trollvind floating windfarm is being considered.

- Power production from Hywind Tampen floating windfarm began in November. Once all 11 turbines are on stream in 2023, Hywind Tampen is expected to provide around 35% of the power need of the five Snorre and Gullfaks platforms. This is expected to cut CO_2 emissions from the fields by around 200,000 tonnes a year.
  For more information about our renewables position including floating windfarms using our Hywind technology, see section 3.2 High-value growth in renewables (REN).
- The ongoing electrification of offshore installations with power from shore is expected to cut CO_2 emissions from the fields as follows: Sleipner 150,000 tonnes a year, Gina Krog 320,000 tonnes a year, Oseberg 320,000 tonnes a year and Troll 450,000 tonnes a year. In the plan submitted for Njord, the electrification is expected to cut CO_2 emissions by 130,000 tonnes a year.
- At Melkøya, Equinor plans installing electric onshore compressors for Snøhvit and electrifying operations at Hammerfest LNG. The development will expand gas processing capacity and cut CO_2 emissions by around 850,000 tonnes a year.
  For more information about our activities within marketing, transport and processing of gas and liquids, see section 3.3 Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions.

Equinor and its Troll and Oseberg licence partners are considering developing Trollvind, a floating windfarm in the Troll area. If realised, Trollvind will provide renewable power to the Troll and Oseberg offshore installations and the Kollsnes onshore processing plant via an onshore connection point. For more information about our renewables position including floating windfarms using our Hywind technology, see section 3.2 High-value growth in renewables (REN).

Carbon capture and storage are to play a major role in the Norwegian climate solution. Northern Lights was in 2019 granted the first licence on the NCS for CO_2 storage, and the development of the infrastructure is well underway. In 2022, Equinor was awarded the operatorship of Smeaheia licence for CO_2 storage on the NCS.



Hywind floating offshore wind farm, North Sea, Norway, to provide five offshore platforms with power.

- Together with Shell and TotalEnergies, Equinor is developing the Northern Lights infrastructure for transport and storage of CO_2 in the northern part of the North Sea. A first well was drilled in 2020, confirming that the reservoir rocks are suited for CO_2 storage. A second injection well was completed in November 2022, and Northern Lights is expected to come on stream in 2024. The project is part of Longship, the Norwegian authorities' project for full-scale carbon capture, transport and storage in Norway.
- In April 2022, Equinor was awarded the operatorship for developing the CO_2 storage Smeaheia in the North Sea.
  For more information about our development of CO_2 storages and low-carbon solutions, see section 3.3 Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions.

3.1.2 Exploration & Production International

The Exploration & Production International (E&P International) reporting segment covers exploration, development and production of oil and gas outside the NCS and the US.

E&P International was present in 13 countries and had production in 11 countries in 2022. E&P International accounted for 16% of Equinor's total equity production in 2022, the same level as in 2021.

Equinor continues to shape the international oil and gas portfolio, focusing activity in areas with high value potential, and continues to optimise its strong set of development projects.

In 2022, Equinor continued to implement measures to deliver on our climate ambitions and worked closely with partners to drive CO_2 and methane reductions in both our operated and non-operated assets.

Producing fields and field developments operated by Equinor and Equinor's licence partners


Statfjord Unit
Barnacle, Utgard
Mariner
Hebron,
Hibernia
ACG
In Amenas
In Salah
Mabruk
Murzuq
Agbami
Block 15, Block 31
Block 17
Roncador
Peregrino
Bacalhau
Bandurria Sur
Equinor-operated producing assets
Equinor-operated fields under development
Partner-operated producing assets

Key events

- On 28 February, Equinor announced its decision to stop any new investments into **Russia**, and to start the process of exiting from Equinor's Russian joint ventures. On 25 May, the exit from all joint ventures was completed in accordance with Norwegian and EU sanctions, and on 2 September, the exit from Kharyaga was completed. Following the exit from Kharyaga, Equinor has no remaining assets or liabilities relating to projects in Russia.
- On 31 May, Equinor completed the transaction to acquire all of Spirit Energy's production licences in the Statfjord area. Upon completion Equinor UK Limited obtained 14.53% in **Statfjord Unit** and increased its interest in **Barnacle** in the UK from 65.70% to 100%.
- On 16 July, Equinor resumed production from the **Peregrino** field in **Brazil**, which had been shut down since April 2020.
- On 12 August, Equinor together with its partners, signed agreements which will extend the production sharing contract and lease for OML 128 in **Agbami** licence in **Nigeria** for 20 more years.
- On 10 October, the new **Peregrino C** platform in **Brazil** came on stream, extending the field life and reducing CO_2 emissions per barrel.
- On 3 March 2023, Equinor UK Limited announced an agreement to purchase Suncor Energy UK Limited. With this, Equinor will acquire a non-operated 29.89% interest in the producing **Buzzard** oil field and increase its operated interest in the future development of the **Rosebank** oil field from 40% to 80%. The transaction is subject to regulatory approval and is expected to be completed in mid-2023.

For more information about the transactions included above see note 6 Acquisitions and disposals to the Consolidated financial statements.

- Feb: Exit from Russia announced 28 Feb, and completed 2 Sep
- May: Acquired 14.53% stake in the Statfjord Unit and increased the stake in Barnacle from 65.70% to 100% in the UK
- Jul: Peregrino in Brazil resumed production
- Aug: Agbami licence in Nigeria extended by 20 years
- Oct: Peregrino C in Brazil on stream
- Mar 2023: Acquired Suncor Energy UK


PEREGRINO C
9PNC
Peregrino C, the third wellhead platform at the field, Brazil.

Performance review

E&P International - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**22-21 change**
Revenues	**7,224**	5,346	35%
Net income/(loss) from equity accounted investments	**172**	214	(20%)
Other income	**35**	5	>100%
Total revenues and other income	**7,431**	5,566	34%
Purchases [net of inventory]	**(116)**	(58)	>100%
Operating, selling, general and administrative expenses	**(1,698)**	(1,406)	21%
Depreciation, amortisation and net impairment losses	**(1,731)**	(3,321)	(48%)
Exploration expenses	**(638)**	(451)	41%
Net operating income/(loss)	**3,248**	329	>100%

	For the year ended 31 December		
Operational information	**2022**	**2021**	**22-21 change**
E&P equity liquid and gas production (mboe/day)	**328**	342	(4%)
E&P entitlement liquid and gas production (mboe/day)	**235**	246	(5%)
Production sharing agreements (PSA) effects	**94**	96	(3%)
Average liquids price (USD/bbl)	**92.0**	67.6	36%

Operational performance

Equinor's exit from Russia and a natural decline for several mature fields were the main drivers for the decrease in production in 2022 compared to 2021. This was partially offset by the restart of production at the Peregrino field in Brazil in July 2022 and the start-up of Peregrino phase 2 in October. The lower effect from production sharing agreements (PSA) in 2022 compared to 2021 was mainly caused by lower production from several fields with PSAs, partially offset by effects from increased liquids and gas prices.

Financial performance

Higher realised liquids and gas prices were the main drivers for the increase in revenues in 2022 compared to 2021. This was partially offset by lower entitlement production. The decrease in net income from equity accounted investments was primarily caused by Equinor's exit from Russia, partially offset by increased income from Argentina.

Operations and maintenance expenses increased mainly due to the restart of production at the Peregrino field. Royalties and production fees increased as result of improved prices and field specific volumes.

Depreciation decreased in 2022 compared to 2021 primarily due to effects from an impairment in 2021, lower production from declining fields, and portfolio changes. This was partially offset by additional investments, and depreciations for the Peregrino field following the restart of production in 2022.

Net impairments related to property, plant, and equipment decreased from USD 1,587 million in 2021 to USD 286 million in 2022. In 2022, the main contributors were impairments related to Equinor's exit from Russia, partially offset by an impairment reversal of an asset in the Europe and Asia area mainly caused by optimisation of the production profile and higher prices, supported by a slight increase in reserves estimates. In 2021, the main contributors were impairments of assets in the Europe and Asia area caused by reduced reserve estimates.

Expensing of previously capitalised well cost and higher expensed drilling costs were the main drivers for the increase in exploration expenses in 2022 compared to 2021.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 16,418 million for the year ending 31 December 2022, compared to USD 16,839 million for the year ending 31 December 2021.

International production

In production sharing agreements (PSAs) and production sharing contracts (PSCs), entitlement production differs from equity production. Equity production in PSAs and PSCs represent Equinor's percentage ownership in a particular field, whereas entitlement production represents Equinor's share of the volumes distributed to the partners in the field, which is subject to several deductions including but not limited to royalties and the host government's share of profit oil (see section 5.9 Terms and abbreviations).

Average equity production by country in 2022
mboe/day


Libya
Ireland
Russia
Argentina
Canada
Nigeria
UK
Azerbaijan
Algeria
Brazil
Angola
110
51
46
30
21
21
17
10
9
7
6

For further detailed production data see section 5.5 Production per field.

Equinor's entitlement production outside Norway and the US was 12% of Equinor's total entitlement production in 2022.

Americas (excluding the US)

Argentina

Bandurria Sur is an onshore block in Argentina's Neuquén province in the core area of the prolific Vaca Muerta play. Equinor entered the licence in 2020.

Brazil

Peregrino is a heavy oil field in the offshore Campos basin and is operated by Equinor. The oil is produced from three wellhead platforms with drilling capability, processed on the FPSO Peregrino and offloaded to shuttle tankers.

Production from Peregrino started in 2011 but was shut down in April 2020 for unplanned maintenance of the subsea equipment. Production was resumed in July 2022 following major maintenance, upgrade and repairs on the FPSO to allow a safe restart.

As part of the second phase of the field development, the third wellhead platform, Peregrino C, was brought on stream in October 2022, extending the field life. Peregrino C will import gas and lead to fuel switching on the FPSO, ensuring a significant reduction in diesel consumption, which will avoid 100 kilotonnes of CO_2 emissions annually.

The **Roncador** field is in the offshore Campos basin and is operated by Petrobras. The field has been in production since 1999. The hydrocarbons are produced from two semi-submersibles and two FPSOs. The oil is offloaded to shuttle tankers, and the gas is drained out through pipelines to shore.

Canada

Equinor has interests in the **Jeanne d'Arc** basin offshore the province of Newfoundland and Labrador in the partner operated producing oil fields **Hebron, Hibernia and Hibernia Southern Extension.**

Africa

Algeria

In Salah is an onshore gas field in the central Sahara area which consists of seven fields. The Northern fields have been operating since 2004. The Southern fields have been operating since 2016 and are tied back into the Northern fields' facilities.

In Amenas is an onshore gas field which contains significant liquid volumes. The infrastructure includes a gas processing plant which is connected to the Sonatrach distribution system. In 2022, two gas turbine generators were reduced to one, optimising power usage and reducing emissions.

Average daily entitlement production

	For the year ended 31 December								
	2022			2021			2020		
Area production	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day
Americas (excluding US)	**66**	**1**	**69**	52	1	56	67	1	72
Africa	**95**	**2**	**111**	94	3	115	115	3	136
Eurasia	**30**	**2**	**42**	42	2	54	47	2	63
Equity accounted production	**12**	**0**	**13**	19	0	21	6	0	7
Total	**203**	**5**	**235**	207	6	246	236	7	278

The In Amenas and In Salah licences are jointly operated by Sonatrach, Equinor and Eni. Separate PSAs, including mechanisms for revenue sharing, govern the rights and obligations of the parties.

Angola

The deep-water blocks **17**, **15** and **31** contributed 34% of Equinor's equity liquid production outside the NCS and the US in 2022. Each block is governed by a PSA, which sets out the rights and obligations of the participants, including mechanisms for sharing the production with the Angolan state oil company Sonangol.

Block 17 has production from four FPSOs: CLOV, Dalia, Girassol and Pazflor. New projects on Dalia, CLOV, and Pazflor are being developed to stem a natural decline in production.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque. In 2022, there was a new oil discovery in Bavuca South (Kizomba B area) which is planned to be developed.

Block 31 has production from one FPSO producing from the PSVM fields.

The FPSOs serve as production hubs, which receive oil from more than one field through multiple wells.

The operators in Angola are improving methane leak detection with aircraft-based surveys of offshore facilities. Implementation of a more stringent flaring policy reduced emissions in block 17. In addition, improvements to equipment reliability and changes to reservoir management reduced emissions in blocks 17 and 31.

Libya

Equinor has an ownership interest in two oil fields onshore in Libya, **Murzuq** and **Mabruk**. Mabruk was damaged during the conflict in Libya in 2015. A project to re-develop the field is ongoing.

Nigeria

Agbami is a deep-water field located off the coast of the Central Niger Delta region. The field straddles the two licences OML 127 and OML 128, operated by Chevron under a Unit agreement. The Agbami field is governed by a PSC.

For information related to the Agbami redetermination process, see note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Eurasia

Azerbaijan

Azeri-Chirag-Gunashli (ACG) is an oil field located offshore Azerbaijan. The crude oil is sent to the Sangachal Terminal, where it is processed prior to export. The Baku-Tbilisi-Ceyhan (BTC) pipeline is the main export route, in which Equinor holds 8.71%. The construction of the **Azeri Central East (ACE)** platform is in progress, and all engineering, procurement and onshore fabrication work is expected to be completed in 2023.



Mariner A, North Sea, UK.

Ireland
In November 2021 Equinor entered into an agreement with Vermilion Energy Inc to sell Equinor's non-operated equity position in the **Corrib** gas field offshore Ireland. The effective date for the transaction was 1 January 2022. Closing is expected in the first quarter of 2023.

For more information about the transaction see note 6 Acquisitions and disposals to the Consolidated financial statements.

United Kingdom
Mariner is a heavy oil field located in the North Sea, east of the Shetland Islands, which is operated by Equinor. The field has one combined platform for production, drilling and accommodation. Oil is exported by offshore loading from a floating storage unit. Production from the field started in August 2019.

The **Statfjord Unit** field is one of the Equinor-operated fields in the Statfjord area, which spans the boundary between the NCS and UKCS. The Statfjord Unit development covers the Statfjord A, B and C platforms.

International exploration

In 2022, Equinor and its partners drilled and completed two wells in **Angola**, one well in **Brazil**, and three wells in **Canada**. In **Argentina** onshore, Equinor and partners completed drilling of six appraisal wells in the Bajo del Toro licence in Vaca Muerta and started test production in July. In **Algeria**, Equinor decided to exit the Timmisit licence.

Exploratory wells drilled[1)]

	For the year ended 31 December		
	2022	2021	2020
Americas (excluding US)			
Equinor operated	**3**	0	3
Partner operated	**7**	2	3
Africa			
Equinor operated	**0**	0	0
Partner operated	**2**	0	1
Other regions			
Equinor operated	**0**	1	0
Partner operated	**0**	0	4
Total (gross)	**12**	3	11

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development internationally

Americas (excluding US)

Brazil
Bacalhau (Equinor 40%, operator) oil and gas discovery straddles **BM-S-8** and **Bacalhau North** in the Santos basin, off the coast of the state of Sao Paulo.

The investment decision for Bacalhau phase 1 was made in June 2021. The field is being developed with subsea wells tied back to an FPSO, and first oil is scheduled for 2025. In November 2022, the first production well was spudded.

A second phase of the Bacalhau field development is being considered to fully exploit the value potential.

Discoveries with potential for development

Americas (excluding US)

Brazil
BM-C-33 (Equinor 35%, operator) includes the oil and gas discoveries **Pao de Acucar, Gavea** and **Seat** in the southwestern part of the Campos basin, off the coast of the state of Rio de Janeiro, Brazil. The project is maturing towards sanction. A gas export solution is under consideration.

Canada
Bay du Nord (Equinor 65% now, 58.5% anticipated at sanction, operator) is an oil field in the Flemish pass basin which was discovered by Equinor in 2013. The field is around 500 km northeast of St. John's in Newfoundland and Labrador, Canada. Developing Bay du Nord and nearby discoveries in a subsea solution tied back to an FPSO is under consideration. In April 2022, the federal Canadian authorities approved the environmental impact assessment. The renegotiation of a framework agreement with the government of Newfoundland and Labrador has started.

Africa

Tanzania
Block 2 (Equinor 65%, operator). Equinor made several large gas discoveries in block 2 in the Indian Ocean, off southern Tanzania, between 2012 and 2015. The partners of block 2 (Equinor, operator) and

blocks 1 and 4 (Shell, operator) are collaborating on the future development of the discoveries and are jointly negotiating with the government of Tanzania. On 11 June, 2022, the partners signed a Framework Agreement with the government of Tanzania, aligning on some of the key fundamentals needed for the development of an LNG project.

Eurasia

Azerbaijan
The **Karabagh** (Equinor 50%, operated by Karabagh Joint Operating Company) field is located off the coast of Azerbaijan. In 2018 Equinor entered into an agreement with SOCAR (the Azerbaijani state oil company) to enter the Karabagh and Ashrafi-Dan Ulduzu-Aypara (ADUA) exploration licences with a 50% share in each.

A joint operating company was formed in 2020 and started working on the field development solution.

United Kingdom
The **Rosebank** (Equinor 40%, operator) oil and gas field is located northwest of the Shetland Islands, on the UKCS. Equinor and its licence partners continue to mature and improve the business case for its development. Equinor's stake in Rosebank will increase to 80% with the acquisition of Suncor Energy UK Limited, announced on 3 March 2023. The transaction is subject to regulatory approval and is expected to be completed in mid-2023.


FPSO BACALHAU
The FPSO for the Bacalhau field in Brazil under construction.

3.1.3 Exploration & Production USA

The Exploration & Production USA (E&P USA) reporting segment covers exploration, development and production of oil and gas in the US.

E&P USA produced around 16% of Equinor's total equity production of oil and gas in 2022, compared to 18% in 2021.

Equinor has continued shaping the US oil and gas portfolio, focusing activity in areas with high value potential, and continues to optimise its strong asset base.

Key events

- On 5 May, Equinor received a 60% interest and operatorship in **North Platte**. This followed TotalEnergies decision, in February 2022, to not sanction the project and to withdraw from it.
- On 29 June, Equinor transferred 51% of its interest in the **North Platte** deep water development project in the US Gulf of Mexico.
- Equinor retained a 49% interest in the project, and Shell will become the new operator of the field. The development was renamed to **Sparta** to reflect this change.
- On 16 February 2023, production started on the **Vito** platform in the US Gulf of Mexico, capable of producing 100,000 barrels of oil per day. Equinor has a 36.89% interest in the field, which is operated by Shell Offshore Inc.

In 2022, Equinor entered into a Cooperation Agreement with Shell and US Steel to advance a collaborative clean energy hub in the tri-state region of Ohio, West Virginia and Pennsylvania. The hub will focus on decarbonisation opportunities such as carbon capture utilisation and storage (CCUS), as well as blue hydrogen production and utilisation. In 2022, Equinor also signed a memorandum of understanding (MOU) with Battelle, the world's largest independent research and development company, to work together on assessing the tri-state area's carbon storage potential.


Received 60% stake and operatorship in Sparta (ex-North Platte) in the US Gulf of Mexico
May
Jun
Divested 51% stake and operatorship in Sparta (ex-North Platte)
Retained a 49% stake in the project
Vito in the US Gulf of Mexico on stream
Feb 2023

Performance review

E&P USA - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**22-21 change**
Revenues	**5,523**	4,149	33%
Total revenues and other income	**5,523**	4,149	33%
Operating, selling, general and administrative expenses	**(938)**	(1,074)	13%
Depreciation, amortisation and net impairment losses	**(361)**	(1,734)	79%
Exploration expenses	**(201)**	(190)	(6%)
Net operating income/(loss)	**4,022**	1,150	>100%

	For the year ended 31 December		
Operational information	**2022**	**2021**	**22-21 change**
E&P equity liquids and gas production (mboe/day)	**324**	373	(13%)
E&P entitlement liquid and gas production (mboe/day)	**279**	321	(13%)
Royalties	**44**	52	(14%)
Average liquids price (USD/bbl)	**81.0**	58.3	39%
Average internal gas price (USD/mmbtu)	**5.55**	2.89	92%

Operational performance

The average daily production of liquids and gas declined by 13%, mainly due to Equinor's divestment of its Bakken assets in 2021 in addition to the natural decline from our operated and non-operated onshore assets in the Appalachian Basin. Furthermore, Caesar Tonga was impacted by more unexpected down-time and planned turnarounds in 2022, driving Gulf of Mexico production down 3 %.

Financial performance

Higher realised liquids and gas prices were the main drivers for the increase in revenues in 2022 compared to 2021. This was partially offset by lower entitlement production.

Operating expenses decreased due to lower transportation related costs resulting from lower production and the divestment of Bakken partially offset by higher operations and maintenance expenses.

Depreciation decreased due to lower production and improved reserves partially offset by effects from impairment reversals and additional investments during 2022.

Net impairment reversals related to property, plant, and equipment amounted to USD 1,060 million in 2022 driven primarily by improved short-term commodity price assumptions compared to net impairments of USD 69 million in 2021.

Expensing of a non-commercial exploration discovery in the Gulf of Mexico was the main driver for the increase in exploration expenses in 2022 compared to 2021.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,311 million for the year ending 31 December 2022, compared to USD 11,406 million for the year ending 31 December 2021.

US production

Entitlement production differs from equity production in the USA where entitlement production is expressed net of royalty interests. Equity production represents volumes that correspond to Equinor's percentage ownership in a particular field and is larger than Equinor's entitlement production where the royalties are excluded from entitlement production.

For further detailed production data see section 5.5 Production per field.

Average equity production by asset in 2022
mboe/day


Stampede
Big Foot
Other
Jack
St. Malo
Julia
Caesar Tonga
Tahiti
Appalachian (APB)
216
25
21
16
15
12
9
7
1

Equinor's entitlement production in the USA was 15% of Equinor's total entitlement production in 2022.

The following table shows E&P USA's average daily entitlement production of liquids and natural gas for the years ended 31 December 2022, 2021, and 2020.

Offshore Gulf of Mexico

The **Titan** oil field is an Equinor-operated asset located in the Mississippi Canyon and is producing through a floating spar facility.

The **Tahiti, Heidelberg, Caesar Tonga** and **Stampede** oil fields are partner-operated assets located in the Green Canyon area. The Tahiti and Heidelberg oil fields produce through floating spar facilities. The Caesar Tonga oil field is tied back to the Anadarko-operated Constitution spar host. The Stampede oil field produces through a tension-leg platform with downhole gas lift.

The **Jack, St. Malo, Julia** and **Big Foot** oil fields are partner-operated assets located in the Walker Ridge area. The Jack, St. Malo and Julia oil fields are subsea tiebacks to the Chevron-operated Walker Ridge regional host facility. The Big Foot oil field produces through a dry tree tension-leg platform with a drilling rig.

Average daily entitlement production	For the year ended 31 December								
	2022			2021			2020		
Area production	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day	Oil and NGL mbbl/day	Natural gas mmcm/day	mboe/day
USA	**114**	**26**	**279**	128	31	321	163	29	344

Onshore portfolio

Since its entry into US shale in 2008, Equinor has continued to optimise its portfolio through acreage acquisitions and divestments. Equinor has an ownership interest in the **Marcellus** shale gas play, located in the **Appalachian** region in northeast US. The position is mostly partner-operated. Since 2012, Equinor has also been an operator in the Appalachian region in the state of Ohio, developing the Marcellus and Utica formations.

In addition, Equinor participates in natural gas gathering system and gas treatment and processing facilities in Appalachian basin assets to provide flow assurance for Equinor's upstream production.

For further detailed production data and information see section 5.5 Production per field.

US exploration

Throughout 2022, Equinor continued its activity in US Gulf of Mexico, which is one of our core areas for exploration.

Equinor completed drilling an operated appraisal well located in the Walker Ridge area of the **US Gulf of Mexico** in 2022 which was deemed non-commercial. In addition, Equinor was awarded one lease in 2022.

Fields under development in the US

Offshore Gulf of Mexico
The **Vito development project** (Equinor 36.89%, operated by Shell) is a Miocene oil discovery located in the Mississippi Canyon area. The development project consists of a light-weight semisubmersible platform with a single eight-well subsea manifold. The project was sanctioned for development in April 2018. On 16 February 2023, production started on the Vito platform, capable of producing 100,000 barrels of oil per day.

The **St. Malo water injection project** (Equinor 21.50%, operated by Chevron) is a secondary depletion project sanctioned in 2019. Both production wells are online, and two injector wells have been drilled. Both injector completions and the last injector conversion were completed in the second half of 2022.

Discoveries with potential for development

Offshore Gulf of Mexico
Sparta (formerly North Platte) (Equinor 49%, operated by Shell) is a Paleogene oil discovery in the Garden Banks area. It has been fully appraised since its discovery with three drilled wells and three sidetracks. In February 2022, the operator notified Equinor and the relevant authorities of its decision to withdraw from the North Platte project. In May 2022, Equinor received a 60% interest and the operatorship from TotalEnergies. Subsequently, in June 2022, Equinor assigned 51% interest and operatorship to Shell. The project was also renamed Sparta.



Jackup drilling rig Maersk Developer, US Gulf of Mexico, USA.

3.2 High-value growth in renewables

Developing a high-value renewables business

Equinor continues to make progress on its strategic aim to accelerate profitable growth in renewables.

We aim to install 12-16 GW of renewables capacity and produce 35-60 TWh annually by 2030. We will achieve this by becoming a global offshore wind major and establishing ourselves as a market driven power producer in selected markets by pursuing opportunities in onshore renewables and taking on more merchant risk exposure.

In 2022, we achieved first power from Hywind Tampen (our first commercial-scale floating wind farm, which delivers renewable power to the Gullfaks and Snorre oil and gas platforms in the North Sea) and Stępień (our first Polish solar farm which entered the portfolio as part of the Wento acquisition in 2021). During the year we continued to strengthen our floating wind leadership by winning a ~2GW lease in Morro Bay, California. We also acquired two medium-sized onshore platforms: East Point Energy (a battery storage developer) and BeGreen (a Danish onshore developer).

We remain value-driven and use different value drivers from project development and execution, to trading and power market risk management. We also use select divestments to drive and shape business models for different markets. The renewable industry is developing fast, costs are increasing, power prices are high, and the supply chain is tightening. We remain disciplined in expensive offshore wind auctions and have accelerated our pace to become more market driven.

Equinor is evolving into an integrated power producer with a diversified power portfolio. As power markets mature, our strategic pillars are merging to become multi-market and multi-technology. We see opportunities will come in the form of broad energy offerings, managing merchant risk, growing our offshore wind position, and cementing our floating wind leadership.

Overview

Offshore wind

We are developing as a global offshore wind major, powering European homes with renewable electricity from offshore wind farms in the UK and Germany and building material clusters in the North Sea, the Baltic Sea and the US. In parallel, we are actively positioning ourselves to access emerging markets globally. Equinor sees potential for floating offshore wind projects in Norway, Europe, the US and Asia and is accelerating the development of this technology to strengthen our position in the industry. Floating wind is still at an early development phase compared to other renewable energy sources.



Assembly of tower structures for the Hywind Tampen floating offshore wind farm Wergeland base, Gulen, Norway.

Equinor has long experience with offshore wind power in the UK, having built and brought into operation Sheringham Shoal (Equinor 40%, operator), Dudgeon (Equinor 35%, operator) and Hywind Scotland (Equinor 75%, operator). Together with the partners we are also developing Dudgeon extension project and Sheringham Shoal extension project. Together with our partners SSE Renewables and Vårgrønn we are developing Dogger Bank, the world's biggest offshore wind farm (Equinor 40%, operated by SSE Renewables during the development phase. Equinor assumes operatorship when the windfarms come on stream). Some of the capital expenditure is financed through project financing. At year-end 2022, Equinor's share of the project financing debt for the Dudgeon project amounted to USD 0.4 billion, and for the Dogger Bank projects USD 1.9 billion.

Equinor is pursuing the development of offshore wind projects on the east and west coast of the **US**. Together with our partner bp Equinor is pursuing the development of the Empire Wind and Beacon Wind offshore wind projects (Equinor 50%, operator). The Empire Wind 1 & 2 and Beacon Wind 1 projects have been selected to provide New York State with offshore wind power and will provide a total of 3.3 gigawatts (GW).

As the provisional winner of a lease area on the California Pacific outer continental shelf, Equinor continues to lead the way in growing the offshore wind industry in the US. With a bid of USD 130 million for 80,062 acres in the Pacific Ocean, Equinor secured a lease of around 2 GW in the Morro Bay area which has the potential to generate enough energy to power some 750,000 US homes.


HYWIND
The Peterhead quay for the crew transfer vessel, Hywind Scotland floating offshore wind farm, UK.

In **Poland**, Equinor has an interest (50%, operator) in the three Baltyk offshore wind development projects (MFW Baltyk III, MFW Baltyk II and MFW Baltyk I). Through this position, we can build scale and value in what we see as an important energy region.

Norway and the **North Sea** have some of the world's best wind resources. Large-scale offshore wind can create new industrial opportunities for Norway. We have developed the first floating offshore wind farm to supply renewable power to oil and gas installations in Norway. The Snorre and Gullfaks oil and gas platforms are the first ever with power supply from a floating offshore wind farm.

In addition to our offshore wind presence in the UK, the US, Poland and Norway, we are present in **Germany, Japan, South Korea, France, Spain** and **Vietnam**.

We are a partner (25%) in the **Arkona** offshore windfarm in Germany, located in the Baltic Sea. The wind farm started production in 2019.

Together with our partners, the Korea National Oil Corporation and Korea East-West Power CO, we have the ambition to develop a floating offshore wind farm in **South Korea** (Donghae 1). We have also started conducting the wind measurements that are needed to assess the potential for developing a floating offshore wind project (Firefly).

Onshore renewables

Solar portfolio

With the increasing demand for solar, wind and storage solutions as integrated parts of the energy system, Equinor is gradually growing its presence in onshore renewables in selected power markets.

In **Brazil**, Equinor has an interest in Apodi (Equinor 43.75 %, operated by Scatec), and the plant started production in 2018. The final investment decision was made in the fourth quarter of 2022 on the 531 MW Mendubim solar project in Brazil (Equinor 33.3%, operated by Scatec), and the financial close of the project was also reached in the fourth quarter of 2022.

Equinor has an interest in the 117 MW Guañizuil II A solar producing plant in Argentina (Equinor 50%, operated by Scatec).

In 2021, Equinor acquired the Polish solar developer **Wento** (Equinor 100%). Its first solar plant, Stępień, was ready for operations in October 2022, and two more reached final investment decision with production expected to start in 2023/2024.

In November, Equinor signed an agreement to acquire 100% of the shares in **BeGreen**, based in Denmark, a leading solar project developer in Northwest Europe. The transaction closed on 26 January 2023 after receiving the necessary regulatory approvals.

Equinor holds a 13.1% ownership share in Scatec, an integrated independent renewable power producer. This financial investment is included in the Other Group reporting segment.

Storage systems and other activities

Equinor sees a solid opportunity to create profitable businesses by deploying batteries and energy storage assets to satisfy the growing need to stabilise power markets, either as a part of offshore or onshore renewable assets or as separate units supplying services to the grid. In 2022, Equinor signed an agreement to buy a 100% stake in the US-based battery storage developer East Point Energy LLC. The acquisition provides a platform for broadening our energy offerings in the US.

In 2022, Equinor reached final investment decision on the Blandford Road battery storage project in UK.

The renewable portfolio has been strengthened in 2022 and early 2023 through the following milestones:


Feb
Siemens Gamesa selected as preferred turbine supplier for the Baltyk project
Mar
Agreed to transform SBMT into central hub for offshore wind in US
Apr
Development agreement with Naturgy in Spain
Apr
Dogger Bank wind farm offshore construction work
Jul
Acquired battery developer East Point Energy LLC
Oct
Investment decision for Blandford Road battery storage project
Oct
First solar plant in Poland Stępień ready for operation
Nov
First power from Hywind Tampen floating wind
Nov
Signed agreement to acquire solar developer BeGreen
Dec
Won commercial-scale lease offshore California
Dec
Investment decision for Mendubim solar project

This is the first commercial battery storage asset for Equinor, and the first project realised from the strategic partnership between Equinor and Noriker Power. The project will start construction in January 2023 and is expected to be operational by late 2023.

Equinor is also exploring opportunities and cooperation within the green hydrogen sector. Hydrogen is expected to become an integrated part of future energy systems and Equinor is taking positions adding clean hydrogen as an enabler for the transport and storage of clean energy produced by renewables.

Offshore wind

- On 22 February, Equinor and partner Polenergia selected **Siemens Gamesa** as the preferred supplier of wind turbine generators for the **MFW Bałtyk II** and **MFW Bałtyk III** projects, two of the largest and most advanced offshore wind farms being developed in Poland, with a total installed capacity of 1,440 MW.
- On 3 March, Equinor and bp signed an agreement to transform **South Brooklyn Marine Terminal (SBMT)** in Brooklyn, New York into a world-class offshore wind staging and assembling facility and to become the **operations and maintenance (O&M) base** both for the **Empire Wind** and **Beacon Wind** projects, as well as for the growing US offshore industry on the East Coast.
- On 6 April, Equinor teamed up with Naturgy to enter a development agreement prior to Spain's first upcoming offshore wind auction off the coast of the Canary Islands in 2023.
- On 29 April, the Dogger Bank Wind Farm announced the start of offshore construction work with the installation of export cable off the Yorkshire coast.
- On 13 November, Equinor started production at **Hywind Tampen**, Norway's first and the world's largest floating wind farm. The power will be delivered to the Gullfaks and Snorre platform in the North Sea.
- On 7 December, Equinor became the provisional winner of a lease area in California, which will strengthen its floating offshore wind position.

Onshore renewables

- On 12 July, Equinor signed an agreement to buy a 100% stake in the US based battery storage developer **East Point Energy LLC.**
- On 3 October, Equinor approved the final investment decision on the **Blandford Road battery storage** project in the south of the UK. This is the first commercial battery storage asset for Equinor, and the first project realised from the strategic partnership between Equinor and Noriker Power. Construction will start in January 2023 and the project is expected to be operational in the third quarter of 2023.
- On 4 October, Equinor's first solar plant in Poland (**Stępień** with 58MW capacity) was completed and ready for operation. Stępień was developed and will be operated by Wento, Equinor's wholly-owned subsidiary.
- On 2 November, Equinor signed an agreement to acquire **BeGreen**, a leading solar project developer in Northwest Europe, as a wholly-owned Equinor subsidiary.
- On 7 December, Equinor made final investment decision on the 531 MW **Mendubim** solar project in Brazil. Early phase construction works of this project started in summer 2022 and realized in partnership with Scatec and Hydro Rein. Equinor has 33.3% in the project.

Performance review

REN - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**22-21 change**
Revenues	**16**	8	94%
Net income/(loss) from equity accounted investments	**58**	16	>100%
Other income	**111**	1,386	(92%)
Total revenues and other income	**185**	1,411	(87%)
Operating, selling, general and administrative expenses	**(265)**	(163)	(63%)
Depreciation, amortisation and net impairment losses	**(4)**	(3)	(11%)
Net operating income/(loss)	**(84)**	1,245	N/A

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**22-21 change**
Renewables power generation (GWh) Equinor share	**1,641**	1,562	5%

Operational performance

Power generation (Equinor share) was 1,641 GWh (gigawatt hours) in the full year of 2022, compared to 1,562 GWh in the full year of 2021. The increase was mainly due to the start-up of production from the Guañizuil IIA solar plant in the third quarter of 2021.

In 2022, our equity-based installed renewable energy capacity was 0.6 GW. By 2026 Equinor expects to significantly increase installed capacity from renewable projects under development, mainly based on the current project portfolio. Towards 2030, Equinor expects to increase installed renewables capacity further to between 12 and 16 GW and to produce 35-60 TWh annually. We are progressing to deliver on the ambitions.

For 2022, additions to PP&E, intangibles and equity accounted investments amounted to USD 298 million, while gross capex* from the renewable business amounted to USD 1.3 billion. Equinor's ambition is to have more than 50% of our gross capex* allocated to renewable and low carbon solutions in 2030, and we are on track to deliver on our ambitions.

In our renewables business, we demonstrated real progress in 2022 on both project execution and on building the portfolio pipeline. In addition to laying the first foundations at the Dogger Bank offshore wind farm in the UK and completion of the Stępień solar project in Poland, we put in place further building blocks for our renewables strategy.

Financial performance

Net operating income was negative USD 84 million in 2022 compared to positive USD 1,245 million in 2021. The decrease was mainly due to significant gains on divestments in 2021 of around USD 1.4 billion.

In 2022, Other income was impacted by a gain of USD 87 million related to the divestment of a 10% stake in the Dogger Bank C wind farm project in the UK. In 2021, Other income was impacted by gains of USD 1,386 million related to the sale of a 50% stake in the Empire Wind and Beacon Wind assets in the U.S.

Net income from equity accounted investments was positively impacted by income from producing assets in both periods, partially offset by losses from projects under development due to the expense of project development costs. The increased net income from equity accounted investments in 2022 was mainly due to a lower portion of project costs being expensed because the Empire Wind project in the US started capitalisation of project costs in the first quarter of 2022.

Operating expenses and selling, general and administration expenses increased due to higher business development costs, driven by higher activity levels in the USA, the UK and Asia.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,768 million for the year ending 31 December 2022, compared to USD 1,265 million for the year ending 31 December 2021.

3.3 Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions

Secure premium market access, grow value creation through cycles and build a low carbon business

MMP works to maximise value from Equinor's equity production of oil and gas for the producing units and to capture value from Equinor's global mid- and downstream positions through marketing, trading and optimisation. The operating segment also has responsibility for marketing of the Norwegian state's natural gas and crude on from the Norwegian continental shelf and for the development of value chains to ensure flow assurance for Equinor's upstream production and to maximise value creation.

As part of the Equinor group, Danske Commodities (DC), one of Europe's largest electricity traders, supports Equinor's strategy to build a profitable power and renewables business. A key strategic driver for the acquisition of DC was to capture value from increasingly volatile gas and power markets, contributing to take down volatility by moving energy from where there is plenty to where demand is highest by responding to price signals and utilising capacity. In addition, MMP is responsible for developing low carbon value chains for Equinor, with key focus on transforming natural gas to clean hydrogen and developing carbon capture, usage and storage (CCUS) projects.

MMP's global trading business with its Asset-Backed Trading strategy is positioned to deliver value from absolute prices as well as from expected continued volatile energy markets.

Overview

MMP is responsible for marketing, trading, processing and transporting crude oil and condensate, natural gas, natural gas liquids (NGL) and refined products, including the operation of a refinery, terminals and processing plants.

MMP is also responsible for power and emissions trading and for developing transportation solutions for natural gas, liquids and crude oil from Equinor assets, including pipelines, shipping, trucking and rail. In addition, MMP is responsible for Equinor's low carbon solutions. The business activities within MMP are organised in the following business clusters: Crude, Products and Liquids (CPL), Gas and Power (G&P), Operating Plants (OPL), Low Carbon Solutions (LCS), Data improvements, Shipping and Commercial operations (DISC) and New Value Chains (NVC).


Europipe 2 - the 42-inch pipeline for dry gas runs for 650 km from Kårstø in Norway directly to Dornum in Germany.

MMP markets, trades and transports approximately 60% of all Norwegian liquids export, including Equinor equity, the Norwegian State's direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. MMP is also responsible for the marketing, trading and transportation of Equinor and SDFI dry gas and LNG together with third-party gas. This represents approximately 70% of all Norwegian gas exports.

For more information, see note 7 Total revenues and other income to the Consolidated financial statements for Transactions with the Norwegian State, and chapter 5.1 Board statement on corporate governance – subsection 4. Equal treatment of shareholders and transactions with close associates, for the Norwegian State's participation and SDFI oil and gas marketing and sale.


Mar
Equinor stops trading Russian products
Apr
Smeaheia licence awarded
Apr
Southern North Sea licences awarded
May
First shipment in Port Klang
Jun
Hammerfest back in operations
Jun
Cheniere LNG agreement
Jun
Mærsk Mc-Kinney Møller Center commitment
Jun
Triton power acquisition
Jul
Agreement with Fluxys on CO_2 storage in Northwestern Europe
Aug
H2H Saltend shortlisted in phase 2 of UK's cluster sequencing
Aug
World's first commercial agreement on cross-border CO_2 transportation with Yara
Sep
Sales agreement with PGNG

Key events

Russia's invasion of Ukraine had a significant impact on European energy markets in 2022, resulting in high prices and volatility for gas, power and oil. As a result of the energy crunch in Europe, MMP and E&P Norway worked with partners and government authorities to increase gas exports to Europe through increased production permits, reduced gas injection, and the optimisation of NGL to increase gas calorific value. Equinor decided to withdraw from Russia and stop trading in Russian oil and oil products from March 2022.

- On April 5, Equinor was awarded the operatorship for the development of the Smeaheia CO_2 storage in the North Sea. Smeaheia is important for developing the NCS into a leading region for CO_2 storage in Europe.
- In May 2022 the North Sea Transition Authority (NSTA) awarded Equinor and bp, as joint licensees, two carbon storage (CS) licences in the Southern North Sea (UK).
- The LPG terminal in Port Klang in Malaysia received its first commercial LPG shipment late May 2022. Equinor is the sole user of the terminal via a 7-year lease agreement. This represents an important milestone in Equinor's LPG strategy.
- After extensive repair and improvement work, Hammerfest LNG was brought back in production with the first refrigerated liquefied natural gas (LNG) delivered to tank at Melkøya on 2 June 2022.
- On June 9, Equinor and Cheniere announced a 15-year purchase agreement of around 1.75 million tonnes of LNG per year starting from 2026. The new sales and purchase agreement (SPA) adds new volumes to Equinor's already significant gas portfolio of pipeline gas and LNG.
- Equinor joined the Mærsk Mc-Kinney Møller Centre for Zero Carbon Shipping in June 2022, committing to a long-term strategic collaboration on the development of zero carbon technologies for the deep-sea maritime industry.
- In June, Equinor and SSE Thermal announced acquisition of power the company Triton Power from Energy Capital Partners (ECP). The two companies will start preparations to use hydrogen in the Saltend Power Station. The acquisition was completed on 1 September 2022.
- In July, Fluxys and Equinor launched a large-scale decarbonisation solution for North West Europe. The two companies agreed to develop a major infrastructure project for transporting captured CO_2 from emitters to safe storage sites in the North Sea, connecting Belgium and Norway. The project is in the feasibility stage, with an investment decision expected by 2025.
- On August 12, the UK Department for Business, Energy, and Industrial Strategy (BEIS) announced that Equinor's H2H Saltend production facility, as well as new gas-fired power stations with carbon capture at Keadby (developed with SSE Thermal) and in Teesside (with bp) had been successfully shortlisted through Phase-2 of the UK government's cluster sequencing process.
- In August, Northern Lights, a joint venture owned by Equinor, Shell and TotalEnergies, signed the world's first commercial agreement on cross border CO_2 transportation and storage with Yara.
- On August 30, Equinor and Wintershall Dea agreed to pursue the development of a CCS value chain connecting continental European CO_2 emitters to offshore storage sites on the NCS (Smeaheia). A 900-kilometre open access pipeline is planned to connect a CO_2 collection hub in Northern Germany and Norway prior to 2032.
- In September Equinor announced a long-term gas sales agreement with the leader of the Polish natural gas market, PGNiG. The agreement is for 10 years with a volume of around 2.4 billion cubic metres (bcm) of gas per year to be exported through the new Baltic Pipe.
- In October, following developments in the European and Norwegian security situation, with unidentified drone observations and suspected pipeline sabotage in the Baltic Sea, our strategic project team for the European security situation was continued to strengthen security measures for Onshore plants and pipelines.

- In January 2023 Equinor has awarded a Front-End Engineering Design (FEED) contract for H2H Saltend, a 600-megawatt low carbon hydrogen project with carbon capture in the UK, to Linde Engineering, and an operation and maintenance service contract to BOC. Linde Engineering together with BOC participated in a design competition to provide proposals for FEED with options for Engineering, Procurement and Construction (EPC) and Operation and Maintenance for the first five years.
- In January 2023 Equinor and RWE signed a memorandum of understanding (MoU) to jointly develop large-scale energy value chains, building on the partnership between Norway and Germany and the long-term relationship between Equinor and RWE. The partners aim to replace coal fired power plants with hydrogen-ready gas fired power plants in Germany, and to build production of low carbon and renewable hydrogen in Norway that will be exported through pipeline to Germany.

Marketing and trading of gas, LNG and power
MMP is responsible for the sale of Equinor's and SDFI's dry gas and LNG. Equinor's gas marketing and trading business is conducted from Norway and from offices in Belgium, the UK, Germany and the US. Through the acquisition of Danske Commodities (DC), a trading company for power and gas, MMP also strengthened Equinor's energy trading business, as well as its investments in in renewables. DC is primarily active in Europe but also operates in the US.

MMP presence across the world


Norway
Denmark
UK
Belgium
Germany
Canada
USA
Bahamas
Brazil
China
India
Singapore

Europe
The major export markets for natural gas produced from the NCS are the UK, Germany, France, the Netherlands and Belgium. LNG from the Snøhvit field[8], combined with third-party LNG cargoes, allows Equinor to reach global gas markets. The gas is sold to counterparties through bilateral sales agreements and over the trading desk. Some of Equinor's long-term gas contracts have price review clauses which can be triggered by the parties.

For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor's best judgement. For further information, see note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Equinor is active on both the physical and exchange markets, such as the Intercontinental Exchange (ICE) and Trayport. Equinor expects to continue to optimise the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its production and transportation systems and downstream assets. MMP receives a marketing fee from E&P Norway for the Norwegian gas sold on behalf of the company.

DC is active on both the physical and exchange markets for both gas and power as a separate entity. All trading and optimisation of power in Equinor is performed by DC.

From 1 September 2022 Equinor held 50% of Triton Power in a joint venture with SSE Thermal.

USA
Equinor Natural Gas LLC (ENG), a wholly owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets

[8] Gas production from the Snøhvit field was suspended after the fire at the Hammerfest LNG plant September 2020. Production resumed in early June 2022.

natural gas to local distribution companies, industrial customers, power generators and other gas trading counterparties. ENG also markets equity production volumes from the Gulf of Mexico and the Appalachian Basin and transports some of the Appalachian production to New York City and into Canada to the greater Toronto area. In addition, ENG has capacity contracts at the Cove Point LNG re-gasification terminal.

Marketing and trading of liquids

MMP is responsible for the sale of Equinor's and SDFI's crude oil and NGL produced on the NCS, in addition to the operation and commercial optimisation of Equinor's refineries and terminals. MMP also markets the equity volumes from the company's assets located in the US, Brazil, Canada, Angola, Nigeria, Algeria, Azerbaijan and the UK, as well as third-party volumes. The value is maximised through marketing, physical and financial trading and through the optimisation of owned and leased capacity such as refineries, processing, terminals, storages, pipelines, railcars and vessels.

The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Equinor is Northwest Europe.

Manufacturing

Equinor owns and operates the Mongstad refinery in Norway, including a combined heat and power plant (CHP). The refinery is a medium-sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is supplied via the Mongstad Terminal DA linked to offshore fields through three crude oil pipelines, a pipeline for NGL's connecting to Kollsnes and Sture (the Vestprosess pipeline) and to Kollsnes by a gas pipeline. The CHP plant was replaced with a new heater solution in the third quarter of 2022, resulting in an estimated net emissions reduction of 250,000 tonnes of CO_2 per year.

Equinor holds an ownership interest in the methanol plant at Tjeldbergodden (82 %). The plant receives natural gas from fields in the Norwegian Sea through the Haltenpipe pipeline. In addition, Equinor holds an ownership interest in the air separation unit Tjeldbergodden Luftgassfabrikk DA (50.9%).

The following table shows distillation/production capacity and throughput for the Mongstad refinery and for Tjeldbergodden methanol plant. Refinery margins continued to increase in 2022 due to tight markets for products and restriction imposed on the purchase of Russian products. The lower throughput for Mongstad & Tjeldbergodden in 2022 is mainly due to higher planned and unplanned shutdowns.

Equinor is technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Equinor and Gassco AS. Equinor holds an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate.

	Throughput[1]			Distillation/Production capacity[2]		
Refinery	2022	2021	2020	2022	2021	2020
Mongstad	**9.9**	11.1	9.7	**9.3**	9.3	9.3
Tjeldbergodden	**0.6**	0.6	0.9	**1.0**	1.0	1.0

1) Actual throughput of crude oils, condensates and other feed, measured in million tonnes. Throughput may be higher than the distillation capacity for the plants because the volumes of fuel oil etc. may not go through the crude-/condensate distillation unit.
2) Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in million tonnes.

Vestprosess is also operated by Gassco, with Equinor as TSP.

Equinor holds 30.1% interest in the Nyhamna gas processing plant operated by Gassco.

Terminals, storage and pipelines

Equinor operates the Mongstad crude oil terminal (Equinor: 65%). The crude oil is landed at Mongstad through pipelines from the NCS and by crude tankers from the market. The Mongstad terminal has a storage capacity of 9.4 million barrels of crude oil.

Equinor operates the Sture crude oil terminal. The crude oil is landed at Sture through pipelines from the North Sea. The terminal is part of the Oseberg Transportation System (Equinor: 36.2%). The processing facilities at Sture stabilise the crude oil and recover an LPG mix (propane and butane) and naphtha.

Equinor operates the South Riding Point Terminal (SRP) on the Bahamas. The terminal has not been operational since 2019 due to hurricane damages. On 21 February 2023 Equinor entered into an agreement for the sale of the terminal to Liwathon.

Equinor UK holds an interest in the Aldbrough Gas Storage (Equinor: 33.3%) in the UK, which is operated by SSE Hornsea Ltd.

Equinor Deutschland Storage GmbH holds an interest in the Etzel Gas Lager (Equinor: 28.7%) in the north of Germany which has a total of 19 caverns and secures regular gas deliveries from the NCS.

Equinor has ownership in a large number of oil and gas pipelines in the Norwegian upstream oil and gas infrastructure system including the largest joint venture Gassled (Equinor 5%).

Low carbon solutions

The Low Carbon Solutions (LCS) unit in MMP has responsibility for developing a profitable business based on reforming natural gas to hydrogen with carbon capture and storage (CCS) and to develop carbon management services to offer industries based on CO_2 transport and storage. Decarbonising hydrocarbons with CCS is key to reaching net-zero, and Equinor aims to combine its long experience from CCS on the NCS, its reservoir expertise and experience from developing value chains with peers, suppliers and customers to develop large-scale, commercially-viable decarbonisation solutions. By 2030, more than 50% of Equinor's Gross capex* is intended to be dedicated to renewables and low carbon solutions. Below is a list of key CCS and hydrogen projects.

Key projects

H2BE Equinor, together with ENGIE, is developing the H2BE project in Belgium which aims to produce hydrogen from Norwegian low-carbon natural gas and applying carbon capture and storage (CCS). The project concept will apply technology allowing for decarbonization rates above 95% and will produce hydrogen at large (GW) scale at competitive cost levels. The captured CO_2 is planned to be transported by ship or offshore pipeline for permanent and safe storage at a site in the sub-surface of the Norwegian North Sea.

H2H Saltend Equinor is developing a proposed 600 MW hydrogen production plant, due to be operational by 2027 and sited at Saltend Chemicals Park in the UK, where it will help to reduce the park's emissions by up to one third (890,000 tonnes). To achieve this, low carbon hydrogen will directly replace natural gas in several industrial facilities reducing the carbon intensity of their products, as well as being blended into natural gas at the Equinor and SSE Thermal's on-site Triton power station. H2H Saltend is the kick-starter project for the wider Zero Carbon Humber scheme which aims to make the Humber, currently the UK's most carbon intensive industrial region, net-zero by 2040.

Northern Lights Equinor is, together with Shell and TotalEnergies, developing infrastructure for transport and storage on the NCS of CO_2 from various onshore industries. The approved development will have an initial storage capacity of around 1.5 million tonnes of CO_2 per year, scalable to around 5 million tonnes of CO_2 per year. The Northern Lights infrastructure will enable transport of CO_2 from industrial capture sites to a terminal in Øygarden for intermediate storage before transport by pipeline for permanent storage in a reservoir 2,600 metres under the seabed. In August 2022, Northern Lights and Yara signed the world's first commercial agreement on cross border CO_2 transport and storage. As part of the agreement, Northern Lights will transport and store CO_2 captured from Yara Sluiskil, an ammonia and fertiliser plant in the Netherlands. The project is part of Longship, the Norwegian authorities' project for full-scale carbon capture, transport and storage in Norway, and is expected to come on stream in 2024.

Smeaheia Equinor was awarded by the Norwegian Ministry of Petroleum and Energy (MPE) the operatorship for the development of the CO_2 storage Smeaheia in the North Sea. Here, Equinor plans to develop enough the CO_2 storage capacity for 20 million tonnes of CO_2 annually, which entails a sharp increase in the capacity to store CO_2 on the NCS. Smeaheia is expected to play an important role in enabling CO_2 solutions on a commercial basis to industrial customers, such as steel, cement and other heavy industries. Equinor also has ambitions to develop further storage licences in the North Sea in the coming years with the aim of building a common, pipeline-based infrastructure that can contribute to substantial cost reductions for the CCS value chains.

Performance review

Operational performance

Gas and Oil Sales. The total natural gas sales volumes were 63 bcm in 2022, increased by 2 bcm compared to total volumes for 2021. NCS equity gas volumes increased due to the recovery of Hammerfest LNG and due to efforts between EPN, MMP and authorities to increase gas export to Europe. This was achieved by increased production permits, reduced gas injection and optimization of NGL to increase gas calorific value. This was offset by a decrease in international equity gas.

The average crude, condensate and NGL sales were 2.0 mmbbl per day in 2022, slighty lower than 2021 mainly due to decrease in volumes from NCS, partially offset by increase in sales of international equity volumes.

High regularity at onshore gas processing plants and transport systems ensured gas delivery reliability and portfolio flexibility allowed MMP to transport and sell natural gas and oil where it was most needed increasing value creation.

Natural gas sales (ex. SDFI volumes)
bcm


70
60
50
40
30
20
10
0
2020
2021
2022
NCS equity gas
INT equity gas
3rd party gas

Sold volumes of oil per day
Mill bbls per day


2,5
2
1,5
1
0,5
0
2020
2021
2022
Equinor NCS
Equinor INT
SDFI
3rd party

In 2022, the average invoiced natural gas sales price in Europe was USD 33.44 per mmBtu, up >100% from USD 14.60 per mmBtu in 2021. European gas prices were significantly higher compared to 2021, mainly due to high demand and tight supply and caused by reduced gas imports from Russia.

In 2022, the average invoiced natural gas sales price in North America was USD 5.89 mmBtu, up 83% from USD 3.22 mmBtu in 2021. North American gas price increase was driven by low production growth, low storage levels and strong demand mainly from power generation.

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields´ lifting point at a market-based internal price with deduction for the cost of bringing the gas from the field to the market and a marketing fee element. Our NCS transfer price for gas was USD 31.22 per mmBtu in 2022, an increase of 116% compared to USD 14.43 per mmBtu in 2021.

Throughput for Mongstad & Tjeldbergodden was lower in 2022 compared to 2021 mainly due to higher planned and unplanned shutdowns. MMP's refining margins were higher for Mongstad in 2022 compared to 2021. Equinor's refining reference margin was 14,5 USD/bbl in 2022, compared to 4.0 USD/bbl in 2021, an increase of >100% due to due to tight markets for products and restriction imposed on the purchase of Russian products.

Financial performance

Net operating income was USD 3,612 million compared to USD 1,163 million in 2021, an increase of more than 100%.

The increase is explained by stronger results from gas, LNG and power sales trading activity, high clean spark spread and high refining margin. The increase was partially offset by a negative change in derivatives used to manage risk related to bilateral gas sales contracts and from methanol production from natural gas.

Net operating income was positively impacted by an impairment reversal related to a refining asset and adjustments for unrealized market value of gas storages. This was offset by provisions, mainly for onerous contracts.

Total revenues and other income were USD 148,105 million in 2022, compared to USD 87,393 million in 2021, an increase of 69%.

The increase in **revenues** from 2022 to 2021 was mainly due to significant higher gas and oil sales prices in both Europe and North America, and higher gas volumes. This was partially offset by the negative effect of bilateral derivatives related to gas sales agreements and slightly lower liquid sales.

Purchases [net of inventory] were USD 139,916 million in 2022, compared to USD 80,873 million in 2021. The increase from 2021 to 2022 was mainly due to higher prices for both gas and liquids,

MMP - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	**2022**	**2021**	**Change**
Revenues	**147,691**	87,204	69%
Net income/(loss) from equity accounted investments	**406**	22	>100%
Other income	**9**	168	(95%)
Total revenues and other income	**148,105**	87,393	69%
Purchases [net of inventory]	**(139,916)**	(80,873)	73%
Operating, selling, general and administrative expenses	**(4,591)**	(3,753)	22%
Depreciation, amortisation and net impairment losses	**14**	(1,604)	N/A
Net operating income/(loss)	**3,612**	1,163	>100%

	For the year ended 31 December		
Operational information	**2022**	**2021**	**Change**
Liquid sales volume (mmbbl)	**740.1**	758.4	(2%)
Natural gas sales Equinor (bcm)	**63.3**	61.0	4%
Natural gas entitlement sales Equinor (bcm)	**56.1**	54.0	4%
Power generation (GWh) Equinor share	**1,012**	0	N/A
Average invoice gas price - Europe (USD/MMBtu)	**33.44**	14.60	>100%
Average invoice gas price - North America (USD/MMBtu)	**5.89**	3.22	83%

Operating expenses and selling, general and administrative expenses were USD 4,591 million in 2022, compared to USD 3,753 million in 2021. The increase from 2021 to 2022 was mainly due to significant higher transportation costs for liquids and higher gas and electricity prices affecting operating plants. This was partially offset by lower costs due to the sale of a refining asset. Selling, general and administrative expenses increased mainly due to increased activity within Low Carbon Solutions and trading.

Depreciation, amortisation and net impairment were positive USD 14 million in 2022, compared to negative USD 1,604 million in 2021. The decrease in depreciation, amortisation and net impairment losses from 2021 to 2022 was mainly caused by the impairment of refinery assets in 2021 and reversal in 2022.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 5,307 million for the year ending 31 December 2022, compared to USD 4,119 million for the year ending 31 December 2021.


Processing plant at Kårstø, Rogaland, Norway.

3.4 Other group

The Other reporting segment includes activities in Projects, Drilling and Procurement (PDP), the Technology, Digital & Innovation (TDI) segment and corporate staffs and support functions.

Overview

Technology, Digital & Innovation (TDI)

Intending to strengthen the development of technologies, digital solutions and innovation, Equinor has gathered the activities into a business area, Technology, Digital & Innovation (TDI).

TDI brings together research, technology development, specialist advisory services, digitisation, IT, improvement, innovation, ventures and future business to one technology powerhouse. TDI is accountable for safe and efficient development and operation of their assets; and for providing expertise, projects and products across the company.

Corporate staff and support functions

Corporate staff and support functions comprise the non-operating activities supporting Equinor, and include head office and central functions that provide business support such as finance and control, corporate communication, safety, security and sustainability, corporate audit, legal and compliance and people and organisation.

Projects, Drilling & Procurement (PDP)

Projects, Drilling & Procurement (PDP) is responsible for oil and gas field development and well delivery, development of wind power, CCS and hydrogen projects, and procurement in Equinor. PDP aims to deliver safe, secure and efficient project development, including well construction, founded on world-class project execution and technology excellence. PDP utilises innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Sustainable value is being created together with suppliers through a simplified and standardised fit-for-purpose approach.

Project development is responsible for planning, developing and executing major oil and gas field development, brownfield and field decommissioning projects, and development and execution of wind power, CCS and hydrogen projects, where Equinor is the operator.

Drilling and well is responsible for designing wells and delivering drilling and well operations onshore and offshore globally (except for US onshore).

Procurement and supplier relations is responsible for our global procurement activities and the management of supplier relations with our extensive portfolio of suppliers.

Performance review

In 2022 the Other reporting segment recorded a net operating loss of USD 178 million compared to a net operation loss of USD 234 million in 2021. The improvement was mainly due to reduced insurance costs during the year relating to the fire at Melkøya LNG in 2020.

Since the implementation of IFRS 16 Leases in 2019, all leases were presented within the Other segment and lease costs have been allocated to the operating segments based on underlying lease payments with a corresponding credit in the Other segment. With effect from 2022, lease contracts are accounted for in accordance with IFRS 16 in all segments. This change does not affect Equinor's consolidated financial statements. Comparative numbers in the segments have been restated.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,096 million for the year ending 31 December 2022, compared to USD 1,077 million for the year ending 31 December 2021.



Digital twin in use in operations of the Mariner field, North Sea, UK.

4 Financial statements



Inside one of the concrete platform legs at Troll A, North Sea, Norway.

Consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME

		Full year		
(in USD million)	**Note**	**2022**	**2021**	**2020**
Revenues	7	**149,004**	88,744	45,753
Net income/(loss) from equity accounted investments	15	**620**	259	53
Other income	6	**1,182**	1,921	12
Total revenues and other income	7	**150,806**	90,924	45,818
Purchases [net of inventory variation]		**(53,806)**	(35,160)	(20,986)
Operating expenses		**(9,608)**	(8,598)	(8,831)
Selling, general and administrative expenses		**(986)**	(780)	(706)
Depreciation, amortisation and net impairment losses	12, 13	**(6,391)**	(11,719)	(15,235)
Exploration expenses	13	**(1,205)**	(1,004)	(3,483)
Total operating expenses	9	**(71,995)**	(57,261)	(49,241)
Net operating income/(loss)	5	**78,811**	33,663	(3,423)
Interest expenses and other finance expenses		**(1,379)**	(1,223)	(1,392)
Other financial items		**1,172**	(857)	556
Net financial items	10	**(207)**	(2,080)	(836)
Income/(loss) before tax		**78,604**	31,583	(4,259)
Income tax	11	**(49,861)**	(23,007)	(1,237)
Net income/(loss)		**28,744**	8,576	(5,496)
Attributable to equity holders of the company		**28,746**	8,563	(5,510)
Attributable to non-controlling interests		**(3)**	14	14
Basic earnings per share (in USD)		**9.06**	2.64	(1.69)
Diluted earnings per share (in USD)		**9.03**	2.63	(1.69)
Weighted average number of ordinary shares outstanding (in millions)		**3,174**	3,245	3,269
Weighted average number of ordinary shares outstanding, diluted (in millions)		**3,183**	3,254	3,277

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Full year		
(in USD million)	**Note**	**2022**	**2021**	**2020**
Net income/(loss)		**28,744**	8,576	(5,496)
Actuarial gains/(losses) on defined benefit pension plans		**461**	147	(106)
Income tax effect on income and expenses recognised in OCI[1]		**(105)**	(35)	19
Items that will not be reclassified to the Consolidated statement of income	22	**356**	111	(87)
Foreign currency translation effects		**(3,609)**	(1,052)	1,064
Share of OCI from equity accounted investments		**424**	0	0
Items that may subsequently be reclassified to the Consolidated statement of income		**(3,186)**	(1,052)	1,064
Other comprehensive income/(loss)		**(2,829)**	(940)	977
Total comprehensive income/(loss)		**25,914**	7,636	(4,519)
Attributable to the equity holders of the company		**25,917**	7,622	(4,533)
Attributable to non-controlling interests		**(3)**	14	14

1) Other Comprehensive Income (OCI).

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 December 2022	2021
ASSETS			
Property, plant and equipment	12	**56,498**	62,075
Intangible assets	13	**5,158**	6,452
Equity accounted investments	15	**2,758**	2,686
Deferred tax assets	11	**8,732**	6,259
Pension assets	22	**1,219**	1,449
Derivative financial instruments	28	**691**	1,265
Financial investments	16	**2,733**	3,346
Prepayments and financial receivables	16	**2,063**	1,087
Total non-current assets		**79,851**	84,618
Inventories	17	**5,205**	3,395
Trade and other receivables[1]	18	**22,452**	17,927
Derivative financial instruments	28	**4,039**	5,131
Financial investments	16	**29,876**	21,246
Cash and cash equivalents[2]	19	**15,579**	14,126
Total current assets		**77,152**	61,826
Assets classified as held for sale	6	**1,018**	676
Total assets		**158,021**	147,120

1) Of which Trade receivables of USD 17,334 million in 2022 and USD 15,237 million in 2021.
2) Includes collateral deposits of USD 6,128 million for 2022 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 2021 is USD 2,069 million.

(in USD million)	Note	At 31 December 2022	2021
EQUITY AND LIABILITIES			
Shareholders' equity		**53,988**	39,010
Non-controlling interests		**1**	14
Total equity	20	**53,989**	39,024
Finance debt	21	**24,141**	27,404
Lease liabilities	25	**2,409**	2,449
Deferred tax liabilities	11	**11,996**	14,037
Pension liabilities	22	**3,671**	4,403
Provisions and other liabilities	23	**15,633**	19,899
Derivative financial instruments	28	**2,376**	767
Total non-current liabilities		**60,226**	68,959
Trade, other payables and provisions	24	**13,352**	14,310
Current tax payable		**17,655**	13,119
Finance debt	21	**4,359**	5,273
Lease liabilities	25	**1,258**	1,113
Dividends payable	20	**2,808**	582
Derivative financial instruments	28	**4,106**	4,609
Total current liabilities		**43,539**	39,005
Liabilities directly associated with the assets classified as held for sale	6	**268**	132
Total liabilities		**104,032**	108,096
Total equity and liabilities		**158,021**	147,120

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments[1]	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2020	1,185	7,732	37,481	(5,258)	0	**41,139**	20	**41,159**
Net income/(loss)			(5,510)			**(5,510)**	14	**(5,496)**
Other comprehensive income/(loss)			(87)	1,064		**977**		**977**
Total comprehensive income/(loss)								**(4,519)**
Dividends			(1,833)			**(1,833)**		**(1,833)**
Share buy-back	(21)	(869)				**(890)**		**(890)**
Other equity transactions		(11)				**(11)**	(15)	**(25)**
At 31 December 2020	1,164	6,852	30,050	(4,194)	0	**33,873**	19	**33,892**
Net income/(loss)			8,563			**8,563**	14	**8,576**
Other comprehensive income/(loss)			111	(1,052)		**(940)**		**(940)**
Total comprehensive income/(loss)								**7,636**
Dividends			(2,041)			**(2,041)**		**(2,041)**
Share buy-back		(429)				**(429)**		**(429)**
Other equity transactions		(15)				**(15)**	(18)	**(33)**
At 31 December 2021	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**
Net income/(loss)			28,746			**28,746**	(3)	**28,744**
Other comprehensive income/(loss)			356	(3,609)	424	**(2,829)**		**(2,829)**
Total comprehensive income/(loss)								**25,914**
Dividends			(7,549)			**(7,549)**		**(7,549)**
Share buy-back	(22)	(3,358)				**(3,380)**		**(3,380)**
Other equity transactions		(10)				**(10)**	(10)	**(20)**
At 31 December 2022	1,142	3,041	58,236	(8,855)	424	**53,988**	1	**53,989**

1) OCI items from equity accounted investments that may subsequently be reclassified to the Consolidated statement of income, are presented as part of OCI from equity accounted investments. OCI items that will not be reclassified to the Consolidated statements of income will be included in retained earnings.

Please refer to note 20 Shareholders´ equity and dividends for more details.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Full year		
(in USD million)	**Note**	**2022**	**2021**	**2020**
Income/(loss) before tax		**78,604**	31,583	(4,259)
Depreciation, amortisation and net impairment	12, 13	**6,391**	11,719	15,235
Exploration expenditures written off	13	**342**	171	2,506
(Gains)/losses on foreign currency transactions and balances		**(2,088)**	(47)	646
(Gains)/losses on sale of assets and businesses	6	**(823)**	(1,519)	18
(Increase)/decrease in other items related to operating activities[1]		**468**	106	918
(Increase)/decrease in net derivative financial instruments	28	**1,062**	539	(451)
Interest received		**399**	96	162
Interest paid		**(747)**	(698)	(730)
Cash flows provided by operating activities before taxes paid and working capital items		**83,608**	41,950	14,045
Taxes paid		**(43,856)**	(8,588)	(3,134)
(Increase)/decrease in working capital		**(4,616)**	(4,546)	(524)
Cash flows provided by operating activities		**35,136**	28,816	10,386
Capital expenditures and investments	6	**(8,611)**	(8,151)	(8,476)
(Increase)/decrease in financial investments		**(10,089)**	(9,951)	(3,703)
(Increase)/decrease in derivative financial instruments		**1,894**	(1)	(620)
(Increase)/decrease in other interest-bearing items		**(23)**	28	202
Proceeds from sale of assets and businesses	6	**966**	1,864	505
Cash flows provided by/(used in) investing activities		**(15,863)**	(16,211)	(12,092)

		Full year		
(in USD million)	**Note**	**2022**	**2021**	**2020**
New finance debt	21	**0**	0	8,347
Repayment of finance debt	21	**(250)**	(2,675)	(2,055)
Repayment of lease liabilities	25	**(1,366)**	(1,238)	(1,277)
Dividends paid	20	**(5,380)**	(1,797)	(2,330)
Share buy-back	20	**(3,315)**	(321)	(1,059)
Net current finance debt and other financing activities		**(5,102)**	1,195	1,365
Cash flows provided by/(used in) financing activities	21	**(15,414)**	(4,836)	2,991
Net increase/(decrease) in cash and cash equivalents		**3,860**	7,768	1,285
Foreign currency translation effects		**(2,268)**	(538)	294
Cash and cash equivalents at the beginning of the period (net of overdraft)	19	**13,987**	6,757	5,177
Cash and cash equivalents at the end of the period (net of overdraft)[2]	19	**15,579**	13,987	6,757

1) The line item mainly consists of provisions, unrealised gains and losses and items of income or expense for which the cash effects are included in increase/(decrease) in working capital within operating cash flow and investing cash flows. The line item includes a fair value loss related to inventory of USD 672 million at 31 December 2022. Amount for 2021 includes MUSD (822) redetermination settlement for the Agbami field.
2) At 31 December 2022 cash and cash equivalents net overdraft was zero. At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million and at 31 December 2020 net overdraft were zero.

Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 382 million, USD 334 million, and USD 308 million for the years ending 31 December 2022, 2021 and 2020, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities. Total interest paid amounts to USD 1,129 million, USD 1,032 million, and USD 1,038 million for the years 2022, 2021 and 2020, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organisation

The Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor's objective is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor for certain debt obligations of Equinor ASA.

The Consolidated financial statements of Equinor for the full year 2022 were approved for issuance by the board of directors on 14 March 2023 and is subject to approval by the annual general meeting on 10 May 2023.

Note 2. Accounting policies

Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), interpretations issued by IASB and the additional requirements of the Norwegian Accounting Act, effective on 31 December 2022.

Basis of preparation
The Consolidated financial statements are prepared on the historical cost basis with some exceptions where fair value measurement is applied. These exceptions are specifically disclosed in the accounting policies sections in relevant notes. The material accounting policies described in these Consolidated financial statements have been applied consistently to all periods presented, except as otherwise noted in the disclosure related to the impact of policy changes following the adoption of new accounting standards and voluntary changes in 2022.

Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. All amounts in the Consolidated financial statements are denominated in USD millions, unless otherwise specified. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

Operational expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairment losses are presented on separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc. are presented by their nature in the notes to the Consolidated financial statements.

Basis of consolidation
The Consolidated financial statements include the accounts of Equinor ASA and its subsidiaries as well as Equinor's interests in jointly controlled and equity accounted investments. All intercompany balances and transactions, including unrealised profits and losses arising from Equinor's internal transactions, have been eliminated.

The Consolidated financial statements include all entities controlled by Equinor ASA. Entities are determined to be controlled by Equinor when Equinor has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The financial statements of the subsidiaries are included in the Consolidated financial statements from the date control is achieved until the date control ceases.

Non-controlling interests are presented separately within equity in the Consolidated balance sheet.

Foreign currency translation
In preparing the financial statements of the individual entities in Equinor, transactions in currencies other than the functional currency are translated at the foreign exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange differences arising on translation are recognised in the Consolidated statement of income as foreign exchange gains or losses within Net financial items. However, foreign exchange differences arising from the translation of estimate-based provisions are generally accounted for as part of the change in the underlying estimate and included within the relevant operating expense or income tax line-items depending on the nature of the provision. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

When preparing the Consolidated financial statements, the assets and liabilities of entities with functional currencies other than the Group's presentation currency USD are translated into USD at the foreign exchange rate at the balance sheet date. The revenues and expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange differences

arising on translation from functional currency to USD are recognised separately in the Consolidated statement of comprehensive income within Other comprehensive income (OCI). The cumulative amount of such translation differences relating to an entity is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.

Loans from Equinor ASA to subsidiaries and equity accounted investments with other functional currencies than the parent company, and for which settlement is neither planned nor likely in the foreseeable future, are considered part of the parent company's net investment in the subsidiary. Foreign exchange differences arising on such loans are recognised in OCI in the Consolidated financial statements.

Statement of cash flows

In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss) before tax is adjusted for changes in inventories and operating receivables and payables, the effects of non cash items such as depreciations, amortisations and impairments, provisions, unrealised gains and losses and undistributed profits from associates, and items of income or expense for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments, Increase/decrease in derivative financial instruments, and Increase/decrease in other interest-bearing items are all presented net as part of Investing activities, either because the transactions are financial investments and turnover is quick, the amounts are large, and the maturities are short, or due to materiality.

Accounting judgement and key sources of estimation uncertainty

The preparation of the Consolidated financial statements requires management to make accounting judgements, estimates and assumptions affecting reported amounts of assets, liabilities, income and expenses.

The main areas where Equinor has made significant judgements when applying the accounting policies and that have the most material effect on the amounts recognised in the Consolidated financial statements have been described in the following notes:

6 – Acquisitions and disposals
7 – Total revenues and other income
25 – Leases

Estimates used in the preparation of these Consolidated financial statements are prepared based on customised models, while the assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future set of conditions.

Equinor is exposed to several underlying economic factors affecting the overall results, such as commodity prices, foreign currency exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in these factors. The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to several of these economic assumptions. In addition, Equinor's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field developments and operating activities.

The most important matters in understanding the key sources of estimation uncertainty are described in each of the following notes:

3 – Consequences of initiatives to limit climate changes
11 – Income taxes
12 – Property, plant and equipment
13 – Intangible assets
14 – Impairments
23 – Provisions and other liabilities
26 – Other commitments, contingent liabilities and contingent assets

Changes in accounting policies in the current period

Amendments to IAS 1 and IFRS practice statement 2: Replacing Significant accounting policies with Material accounting policies

IASB has issued amendments to IAS 1 Presentation of financial statements and IFRS Practice Statement 2 Making Materiality Judgements. These amendments are intended to help entities apply materiality judgements to accounting policy disclosures and provide additional guidance and illustrative examples. The amendments are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted, and Equinor has applied the amendments with effect from these Consolidated financial statements.

Accounting policy information should be considered material if its disclosure can reasonably be expected to influence user decisions and therefore is needed to understand other information provided about material transactions, other events, or conditions in the financial statements. IASB has acknowledged that standardised information, or information that only duplicates or summarises the requirements of the IFRS -standards, is generally less useful than entity-specific accounting policy information. Even though such information could be material in specific circumstances, Equinor has focused the accounting policy disclosures on Equinor-specific policy choices, disclosing only those accounting policies that are considered necessary to understand other material information in the Consolidated financial statements of Equinor.

Other standards, amendments to standards and interpretations of standards, effective as of 1 January 2022

Other amendments to standards or interpretations of standards effective as of 1 January 2022 and adopted by Equinor, were not material to Equinor's Consolidated financial statements upon adoption.

Other standards, amendments to standards, and interpretations of standards, issued but not yet effective, are either not expected to materially impact, or are not expected to be relevant to, Equinor's Consolidated financial statements upon adoption.

Note 3. Consequences of initiatives to limit climate changes

Accounting policies - cost of CO_2 quotas

Purchased CO_2 quotas under the EU Emissions Trading System (EU ETS) are reflected at cost in Operating expenses as incurred in line with emissions. Accruals for CO_2 quotas required to cover emissions to date are valued at market price and reflected as a current liability within Trade, other payables and provisions. Quotas owned, but exceeding the emissions incurred to date, are carried in the balance sheet at cost price, classified as Other current receivables, as long as such purchased quotas are acquired in order to cover own emissions and may be kept to cover subsequent years' emissions. Quotas purchased and held for trading purposes are carried in the balance sheet at fair value, and the changes in fair value are reflected in the Consolidated statement of income on the line-item Other income.

Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid and expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.

Equinor's strategy and ambitions

Equinor's ambition is to continue supplying society with energy with lower emissions over time, to be a leading company in the energy transition and becoming a net-zero company by 2050, including emissions from production through to final energy consumption. Equinor's strategy is to create value as a leader in the energy transition by pursuing high-value growth in renewables and new market opportunities in low carbon solutions at the same time as we optimise our oil and gas portfolio. This strategy covers three strategically important and interconnected areas:

- Oil and gas. Equinor's main focus is optimising our resources, cutting emissions in our operations and identifying new procedures that enable us to continue supplying energy that the world needs with a low footprint.
- Renewables. There is an apparent global demand for more renewable energy, and Equinor's investments in offshore wind and solar are growing exponentially to meet this demand.
- Low carbon solutions. Equinor will continue its investments in new technologies and value chains for producing lower emissions by replacing the use of carbon when generating new energy or capturing and removing the greenhouse gases before they reach the atmosphere. Even though carbon capture and storage (CCS) has existed as a technology for many decades, it takes time to develop the value chains and carbon capture and storage has yet to be implemented as a revenue-generating service to the market on a full scale.

Risks arising from climate change and the transition to a lower carbon economy

Policy, legal, regulatory, market and technology developments related to the issue of climate change, can affect our business plans and financial performance. Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor's strategy. Equinor's long-term plans have to consider how the global energy markets may develop in the long term. Potential scenarios of future changes in demand for our products (oil, gas and power in key markets) are analysed, including World Energy Outlook 2022 (WEO) scenarios that illustrate the wide range of possible demand for different energy sources, including fossil fuels, nuclear and renewables. Commodity price sensitivities are presented in a table below and in note 14 Impairments.

Equinor assesses climate risk from two perspectives: transition risk, which relates to the financial robustness of the company's business model and portfolio in various decarbonisation scenarios; and physical climate risk, which relates to the exposure of our assets to climate-related perils in different warming scenarios. Equinor's climate roadmap and all of our climate-related ambitions are a response to these challenges and risks related to climate change.

- Stricter climate laws, regulations and policies as well as adverse litigation outcomes could adversely impact Equinor's financial results and outlook, including the value of its assets. This might be directly through regulatory changes towards energy systems free of unabated fossil fuels, changes in taxation, increased costs, access to opportunities, or indirectly through changes in consumer behaviour or technology developments.

- Changing demand for renewable energy and low-carbon technologies, and innovation and technology changes supporting their cost-competitive development, represent both threats and opportunities for Equinor. We assess and manage climate-related risks related to technology development and implementation across our portfolio, as well as recognising risks related to competing or emerging technologies elsewhere. Examples of relevant technologies within our portfolio include carbon capture and storage (CCS), blue/green hydrogen, battery technology, solar and wind renewable energy, nuclear fusion, low CO_2 intensity solutions, improvements in methane emissions and application of renewables in oil and gas production.
- Market development and our ability to reduce costs and capitalize on technology improvements are important but unpredictable risk factors. Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions, and changes in investor and societal sentiment can affect our access to capital markets, attractiveness for investors, and potentially restrict access to finance or increase financing costs.
- Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to diminishing returns within the renewable and low carbon industries and hinder Equinor ambitions. These investments may be exposed to interest rate risk and inflation risk.
- Changes in physical climate parameters could impact Equinor through increased costs or incidents affecting Equinor's operations. Examples of acute physical parameters that could impact Equinor's facility design and operations include increasing frequency and severity of extreme weather events such as extreme windspeeds, wave-heights or flooding. Examples of chronic physical climate parameters include limitations in freshwater availability, a pattern with generally increased wind speeds and as most of Equinor's physical assets are located offshore, a key potential chronic physical climate impact is expected to be rising sea level accompanied with increased wave heights. As we continue to build our renewable portfolio, unexpected changes in meteorological parameters, such as average wind speed or changes in wind patterns and cloud cover that affect renewable energy production will also be important factors to consider. Physical risk factors are mitigated through technical and engineering functions in design, operations and maintenance, with due consideration of how the external physical environment may be changing. However, there is uncertainty regarding the magnitude of impact and time horizon for the occurrence of physical impacts of climate change, which leads to uncertainty regarding the potential impact for Equinor.

Impact on Equinor's financial statements

CO_2-cost and EU ETS carbon credits

Our oil & gas operations in Europe are part of the EU Emission Trading Scheme (EU ETS). Equinor buys EU ETS allowances (quotas or carbon credits) for the emissions related to our oil & gas production and processing. Currently we receive a share of free quotas according to the EU ETS regulation. The share of free quotas is expected to be significantly reduced in the future.

Total expensed CO_2 cost related to emissions and purchase of CO_2 quotas in Equinor related to activities resulting in GHG emissions (Equinor's share of the operating licences in addition to our land-based facilities) amounts to USD 510 million in 2022, USD 428 million in 2021, and USD 268 million in 2020. A large portion of the cost of CO_2 in Equinor is related to the purchase of EU ETS quotas. The table below shows an analysis of number of quotas utilised by Equinor's operated licences and land-based facilities subject to the requirements under EU ETS:

Number of EU ETS quotas	2022	2021
Opening balance at 1 January	11,026,286	11,027,242
Allocated free quotas	3,697,089	3,560,286
Purchased quotas on the ETS market	5,985,000	7,605,265
Sold quotas on the ETS market	0	(135,177)
Settled quotas (offset against emissions)	(9,925,999)	(11,031,330)
Closing balance at 31 December	10,782,376	11,026,286

Investments in renewables

The energy transition creates many new business opportunities, primarily related to further development of Equinor's renewables business and within CCS. Driven by the energy transition and an increasing demand for electricity from renewable energy sources, Equinor continues to build its renewable business. We focus on offshore wind and also explore opportunities within onshore renewables and integrated power market solutions. At present, Equinor's renewable portfolio spans multiple continents and technologies– onshore and offshore – and different ownership structures:

- In operation: Mainly offshore wind in UK and Germany and solar farms in Brazil and Argentina
- In construction: The most significant projects are the Dogger Bank projects in UK (SSE operated) and Hywind Tampen in Norway in addition to construction of solar plants in Poland
- Additional capacity has secured offtake, mainly offshore wind projects in the US and Poland
- Accessed pipeline capacity (currently without offtake). This includes offshore wind in the US and South Korea and solar and onshore wind projects in Brazil and Poland
- Equinor also holds a 13.1% shareholding in Scatec ASA, a leading renewable power producer, delivering affordable and clean energy worldwide

Equinor's investments in renewables and low carbon solutions projects are included as Additions to PP&E, intangibles and equity accounted investments in the REN-segment in note 5 Segments and amounts to USD 298 million in 2022 and USD 457 million in 2021. Equinor's ambition is to become a global offshore wind major and an industry leader in floating offshore wind, drawing on our extensive offshore experience to drive the industry forward. In addition, Equinor explores opportunities within onshore renewables.

Investments in CCS

Through our activities within CCS, we are building capabilities and a competitive position for future business opportunities and a new revenue stream related to disposal of CO_2 from customers such as from waste incineration and cement production and would also be basis for solutions for decarbonised hydrogen as an energy carrier which would also be a flexible solution to backup intermittent renewables in Europe. Equinor is making significant steps to industrialise CCS and we are already involved in the Northern Lights project in Norway providing CO_2 transport and storage solutions (in partnership with Shell and TotalEnergies). It represents the start of commercial CCS in Europe and is on track to demonstrate that CCS is a valid decarbonisation solution for important industry sectors. Equinor has during 2022 contributed with USD 36 million to the company as capital increases (USD 21 million in 2021).

Research and development activities (R&D)

In addition to the beforementioned significant financial effects, Equinor is also involved in several activities within R&D. Several of these activities are related to optimising our oil and gas activities and cutting emissions from our activities as well as developing new business opportunities within renewables or low carbon solutions. Financial effects from Equinor's total R&D activities can be located in note 9 Auditor's remuneration and Research and development expenditures (expensed R&D) and in note 12 Property, Plant & Equipment (capitalised R&D).

Effects on estimation uncertainty

The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in our estimations of future cash flows. The results of the development of such initiatives, and the degree to which Equinor's operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, as this comprises assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors. The assumptions may change over time, which could materialise in different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations), value-in-use calculations (affects impairment assessments) and measurement of deferred tax assets.

Commodity prices

Equinor's commodity price assumptions applied in value-in-use impairment testing, are set in accordance with requirements in IFRS and based on management's best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This price-set is currently not equal to a price-set required to achieve the goals in the Net Zero Emissions (NZE) by 2050 Scenario, nor a price-set in accordance with the Announced Pledges Scenario as defined by the International Energy Agency (IEA). A future change in the trajectory of how the world acts with regards to implementing actions in accordance with the goals in the Paris agreement could, depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of Equinor's property, plant and equipment in total. A calculation of a possible effect of using the assumed commodity prices and CO_2 prices in a 1.5ºC compatible NZE by 2050 Scenario as estimated by IEA could result in an impairment of upstream production assets and intangible assets around USD 4 billion before tax, see the sensitivity table below.

Similarly, we have calculated the possible effect of using prices according to the Announced Pledges Scenario, a scenario which is based on all of the climate-related commitments announced by governments around the Globe. Using this scenario, the world is expected to reach a 1.8ºC increase in the year 2100, and this could result in an impairment of less than USD 0.5 billion before tax using the same simplified model, see the sensitivity table below.

These illustrative impairment sensitivity calculations are based on a simplified model and limitations described in note 14 Impairments. However, when preparing these illustrative scenario sensitivities, we have linearly interpolated between current prices and the price set disclosed in the table below for both the NZE by 2050 scenario and the Announced pledges scenario. Applying this simplified approach, the illustrative potential impairments are significantly lower than the amount disclosed in note 14 Impairments where an immediate 30% reduction in commodity prices has been applied, also considering a somewhat declining production profile, concentrated before the year 2030 for our producing and sanctioned development projects and the effects of discounting.

Cost of CO_2

The EU ETS price has increased significantly from 25 EUR/tonne in 2020. The average cost of EU ETS allowances was 81 EUR/tonne in 2022 (54 EUR/tonne in 2021). The price is expected to remain high, in the region of 80 EUR/tonne for the next couple of years. Then the price is expected to be 105 EUR/tonne in 2040 and thereafter increasing to 130 EUR/tonne in 2050. As such, Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today, and a global tax on CO_2 emissions will have a negative impact on the valuation of Equinor's oil and gas assets. Currently, Equinor pays CO_2 fees in Norway, the UK, Germany and Nigeria. Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Equinor's response to this risk is evaluation of carbon intensity on both project and portfolio level in our investment and divestment decisions. We have also introduced an internal carbon price, currently set at 58 USD/tonne and increasing towards 100 USD/tonne by the year 2030 and staying flat thereafter (in countries with higher carbon costs, we use the country specific cost expectations), to be used in our investment decisions. This cost-scenario is uncertain, but this extra cost serves as a placeholder for possible future CO_2 pricing systems, making sure our assets are financially robust in such a scenario. As such, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

Climate considerations are also included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is included in the estimated commodity prices where supply and demand are considered. The CO_2 prices also have effect on the estimated production profiles and economic cut-off of the projects. Impairment calculations are based on best estimate assumptions. To reflect that carbon will have a cost for all our assets, the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

Sensitivity table

In this table, we have presented some relevant prices and variables and the anticipated future development compared to our managements' best estimate and an illustrative potential impairment effect given these scenarios. The scenario price-sets have been retrieved from IEA's report, World Energy Outlook 2022. Prices are adjusted for inflation and presented in Real 2022. USD 2 per bbl of transportation cost has been added to the brent-prices in the scenarios for comparability with our current best estimate:

	Management's price assumptions[1]		NZE by 2050 scenario		Announced Pledged Scenario	
Brent blend, 2030	75	USD/bbl	40	USD/bbl	71	USD/bbl
Brent blend, 2040	70	USD/bbl	34	USD/bbl	69	USD/bbl
Brent blend, 2050	65	USD/bbl	28	USD/bbl	67	USD/bbl
TTF, 2030	9.5	USD/MMBtu	5.0	USD/MMBtu	8.5	USD/MMBtu
TTF, 2040	9.0	USD/MMBtu	4.5	USD/MMBtu	7.7	USD/MMBtu
TTF, 2050	9.0	USD/MMBtu	4.1	USD/MMBtu	6.8	USD/MMBtu
EU ETS [2), 3)], 2030	94	USD/tCO_2	152	USD/tCO_2	146	USD/tCO_2
EU ETS [2), 3)], 2040	124	USD/tCO_2	222	USD/tCO_2	189	USD/tCO_2
EU ETS [2), 3)], 2050	153	USD/tCO_2	271	USD/tCO_2	216	USD/tCO_2
Illustrative potential impairment (USD)			~ 4.0	billion	< 0.5	billion

1) Management's future commodity price assumptions applied when estimating value in use, see note 14 Impairments
2) Scenarios: Price of CO_2 quotas in advanced economies with net zero pledges, not including any other CO_2 taxes
3) EU ETS price assumptions have been translated from EUR to USD using Equinor's assumptions for currency rates, EUR/USD = 1,176

Robustness of our upstream oil & gas portfolio, and risk of stranded assets

The transition to renewable energy, technological development and the expected reduction in global demand for carbon-based energy, may have a negative impact on the future profitability of investments in upstream oil and gas assets, in particular assets with long estimated useful lives, projects in an early development phase and undeveloped assets controlled by Equinor. Equinor uses scenario analysis to outline different possible energy futures and several of these imply lower oil and natural gas prices. If they decrease, the oil and gas revenues will also decrease, and potentially reduce the economic lifetime of some assets. Equinor seeks to mitigate this risk by focusing on improving the resilience of the existing upstream portfolio, maximising the efficiency of our infrastructure on the Norwegian Continental Shelf and optimising our high-quality international portfolio. Equinor will continue to add high value barrels to the portfolio through exploration and increased recovery, and NCS cash flow and value creation are expected to remain high also beyond 2030. The NCS project portfolio is very robust against potential low oil and gas prices and actions are in place to both maintain cost discipline across the company and ensure robustness of the non-sanctioned oil and natural gas projects.

Equinor will also continue to selectively explore for new resources with a focus on mature areas with existing infrastructure to minimise emissions and maximise value. During the transition, Equinor anticipates allocating a smaller share of our capital expenditure

to oil and gas in the coming years and the volume of production is likely to decrease over time. Reaching our 50 percent reduction ambition for operated scope 1 and 2 emissions will require a focused and coordinated effort across the company on executing and maturing abatement projects, improving energy efficiency of offshore and onshore assets, developing new technologies, and strengthening resilience in the portfolio. The abatement projects primarily include electrification of offshore assets in Norway, mainly by power from shore but also including innovations such as Hywind Tampen, our floating wind farm powering offshore oil and gas platforms. In combination with our focus on renewables and CCS, these abatement projects are expected to reduce Equinor's emissions sufficiently to support our mid-term ambitions. As such, Equinor's plans to become a net-zero company by 2050 have currently not resulted in the identification of additional assets being triggered for impairment or earlier cessation.

Any future exploration may be restricted by regulations, market and strategic considerations. Provided that the economic assumptions would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialize, assets at risk mainly comprise the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total carrying value of USD 3,634 million. See note 13 Intangible assets for more information regarding Equinor's intangible assets.

Timing of Asset Retirement Obligations (ARO)
As mentioned above, there are currently no assets triggered for earlier cessation as a result of Equinor's plans to become a net-zero company by 2050. But, if the business cases of Equinor's oil and gas producing assets in the future should change materially due to governmental initiatives to limit climate change, this could affect the timing of cessation of our assets and also our asset retirement obligations. A shorter production period, accelerating the time for when assets need to be removed after ended production, will increase the carrying value of the liability. To illustrate the potential financial effect of earlier removal, we have estimated the effect of performing removal five years earlier than currently scheduled to an increase in the liability of around USD 1 billion. See note 23 Provisions and other liabilities for more information regarding Equinor's ARO

Note 4. Financial risk and capital management

General information and financial risks
Equinor's business activities naturally expose Equinor to financial risks such as market risk (including commodity price risk, currency risk, interest rate risk and equity price risk), liquidity risk and credit risk. Equinor's approach to risk management includes assessing and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most important market risks and the natural hedges inherent in Equinor's portfolio. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation.

The corporate risk committee, which is headed by the chief financial officer, is responsible for Equinor's Enterprise Risk Management and for proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor's financial risk policies.

Market risk
Equinor operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing, and financing. These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Equinor within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates. Mandates in the trading organisations within crude oil, refined products, natural gas, and electricity are relatively restricted compared to the total market risk of Equinor.

Commodity price risk
Equinor's most important long-term commodity risk (crude oil and natural gas) is related to future market prices as Equinor's risk policy is to be exposed to both upside and downside price movements. In the longer term, also power price risk is to a large extent expected to contribute to Equinor's commodity price risk portfolio. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas, power and emissions. Equinor's bilateral gas sales portfolio is exposed to various price indices with a combination of gas price markers.

The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter- Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas, power, and emission derivatives is usually three years or less, and they are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards, and futures traded on the European Energy Exchange (EEX), NYMEX and ICE.

The table below contains the commodity price risk sensitivities of Equinor's commodity-based derivative contracts. Equinor's assets and liabilities resulting from commodity-based derivative contracts consist of both exchange traded and non-exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the Consolidated balance sheet.

Price risk sensitivities at the end of 2022 and 2021 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	**At 31 December**			
	2022		**2021**	
(in USD million)	**- 30%**	**+ 30%**	**- 30%**	**+ 30%**
Crude oil and refined products net gains/(losses)	666	(666)	735	(735)
Natural gas, electricity and CO_2 net gains/(losses)	(3)	140	227	(141)

Currency risk

Equinor's cash flows from operating activities deriving from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes, dividends to shareholders on the Oslo Børs and a share of our operating expenses and capital expenditures are in NOK. Accordingly, Equinor's currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Equinor regularly purchases NOK, primarily spot, but also on a forward basis using conventional derivative instruments.

The following currency risk sensitivity for financial instruments has been calculated, by assuming a 12% reasonable possible change in the most relevant foreign currency exchange rates that impact Equinor's financial accounts, based on balances at 31 December 2022. As of 31 December 2021, a change of 10% in the most relevant foreign currency exchange rates was viewed as a reasonable possible change. With reference to the table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the Consolidated statement of income.

Currency risk sensitivity	**At 31 December**			
	2022		**2021**	
(in USD million)	**- 12%**	**+ 12%**	**- 10%**	**+ 10%**
USD net gains/(losses)	(1,497)	1,497	(1,789)	1,789
NOK net gains/(losses)	1,583	(1,583)	2,144	(2,144)

Interest rate risk

Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP) and some of these bonds are converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond portfolio based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Equinor's long-term debt portfolio see note 21 Finance debt.

The following interest rate risk sensitivity has been calculated by assuming a change of 1.2 percentage points as a reasonable possible change in interest rates at the end of 2022. In 2021, a change of 0.8 percentage points in interest rates was viewed as a reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates will have an estimated negative impact on net financial items in the Consolidated statement of income.

Interest risk sensitivity

	At 31 December			
	2022		2021	
(in USD million)	**- 1.2 percentage points**	**+ 1.2 percentage points**	**- 0.8 percentage points**	**+ 0.8 percentage points**
Positive/(negative) impact on net financial items	369	(366)	448	(448)

Equity price risk

Equinor's captive insurance company holds listed equity securities as part of its portfolio. In addition, Equinor holds some other listed and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk, defined as the risk of declining equity prices, which can result in a decline in the carrying value of certain Equinor's assets recognised in the balance sheet. The equity price risk in the portfolio held by Equinor's captive insurance company is managed, with the aim of maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.

The following equity price risk sensitivity has been calculated, by assuming a 35% reasonable possible change in equity prices that impact Equinor's financial accounts, based on balances at 31 December 2022. At 31 December 2021, a change of 35% in equity prices was equally viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income.

Equity price sensitivity

	At 31 December			
	2022		2021	
(in USD million)	**- 35%**	**+ 35%**	**- 35%**	**+ 35%**
Net gains/(losses)	(450)	450	(534)	534

Liquidity risk

Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Equinor always has sufficient funds available to cover its financial obligations.

The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments made six times per year. Trading in collateralised commodities and financial contracts also exposes Equinor to liquidity risk related to potential collateral calls from counterparties.

If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered. Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor's non-current financial liabilities have a weighted average maturity of approximately nine years. For more information about Equinor's non-current financial liabilities, see note 21 Finance debt.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6.0 billion, supported by 19 core banks, maturing in 2025. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2022 the facility has not been drawn upon.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor's financial liabilities.

	At 31 December					
	2022			2021		
(in USD million)	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities
Year 1	20,172	1,325	1,065	18,841	1,183	175
Year 2 and 3	6,292	1,421	752	6,684	1,262	211
Year 4 and 5	5,785	504	486	6,140	656	318
Year 6 to 10	8,749	465	1,202	10,636	642	588
After 10 years	11,204	120	706	12,849	158	187
Total specified	52,202	3,835	4,211	55,150	3,901	1,479

Credit risk

Credit risk is the risk that Equinor's customers or counterparties will cause Equinor financial loss by failing to honour their obligations. Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments, derivative financial instruments and deposits with financial institutions. Equinor uses risk mitigation tools to reduce or control credit risk both on a counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments, and cash collateral.

Prior to entering into transactions with new counterparties, Equinor's credit policy requires all counterparties to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor's assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business information. All counterparties are re-assessed regularly.

Equinor has pre-defined limits for the absolute credit risk level allowed at any given time on Equinor's portfolio as well as maximum credit exposures for individual counterparties. Equinor monitors the portfolio on a regular basis and individual exposures against limits on a daily basis. Equinor's total credit exposure is geographically diversified among a number of counterparties within the oil and energy sector, as well as larger oil and gas consumers and financial counterparties. The majority of Equinor's credit exposure is with investment- grade counterparties.

The following table contains the carrying amount of Equinor's financial receivables and derivative financial instruments split by Equinor's assessment of the counterparty's credit risk. Trade and other receivables include 1% overdue receivables of more than 30 days. A provision has been recognised for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments
At 31 December 2022				
Investment grade, rated A or above	1,633	6,125	390	1,715
Other investment grade	12	8,725	41	1,393
Non-investment grade or not rated	14	6,761	259	931
Total financial assets	1,659	21,611	690	4,039
At 31 December 2021				
Investment grade, rated A or above	452	3,637	1,103	2,902
Other investment grade	18	8,930	0	1,524
Non-investment grade or not rated	238	4,624	162	705
Total financial assets	708	17,191	1,265	5,131

For more information about Trade and other receivables, see note 18 Trade and other receivables.

The table below presents the amounts offset under the terms of various master netting agreements for financial assets and liabilities. Amounts not qualifying for offsetting consists of collateral receipts or payments which usually is settled on a gross basis. Normally these amounts will offset in a potential default situation. There exist no restrictions on collaterals received.

(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount
At 31 December 2022					
Financial assets					
Trade receivables	25,607	7,464	18,143	0	18,143
Collateral receivables	19,043	15,575	3,468	3,468	(0)
Derivative financial instruments	30,078	25,348	4,730	1,708	3,022
Total financial assets	74,728	48,387	26,341	5,176	21,164
Financial liabilities					
Trade payables	19,913	7,464	12,449	0	12,449
Collateral liabilities	15,479	13,907	1,571	1,571	0
Derivative financial instruments	33,497	27,015	6,482	3,605	2,877
Total financial liabilities	68,889	48,387	20,502	5,176	15,326

(in USD million)	Gross amounts of recognised financial assets/ liabilities[1]	Gross amounts offset in the balance sheet[1]	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount
At 31 December 2021					
Financial assets					
Trade receivables	20,061	4,445	15,616	0	15,616
Collateral receivables[1]	9,902	8,327	1,576	1,576	0
Derivative financial instruments[1]	32,493	26,097	6,396	2,771	3,625
					0
Total financial assets[1]	62,456	38,869	23,587	4,347	19,241
					0
Financial liabilities					0
Trade payables	16,795	4,445	12,350	0	12,350
Collateral liabilities[1]	9,851	7,580	2,271	2,271	0
Derivative financial instruments[1]	32,218	26,844	5,375	2,076	3,299
Total financial liabilities[1]	58,864	38,869	19,996	4,347	15,649

1) Gross amounts have been restated due to reassessment of certain exchange traded derivatives and related collaterals previously not recognised on the Consolidated balance sheet, with no effect on net amounts presented.

Capital management

The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor's primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor's current long-term ratings are AA- with a stable outlook (including one notch uplift) and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody's, respectively. In order to monitor financial robustness, a key ratio utilised by Equinor is the non-GAAP metric of "Net interest-bearing debt adjusted (ND) to Capital employed adjusted* (CE)".

ND1 is defined as Equinor's interest-bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD 6,538 million and USD 2,369 million for 2022 and 2021, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 3,668 million and USD 3,562 million for 2022 and 2021, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.

	At 31 December	
(in USD million)	**2022**	**2021**
Net interest-bearing debt adjusted, including lease liabilities (ND1)	(6,750)	3,236
Net interest-bearing debt adjusted (ND2)	(10,417)	(326)
Capital employed adjusted, including lease liabilities (CE1)	47,239	42,259
Capital employed adjusted (CE2)	43,571	38,697
Net debt to capital employed adjusted*, including lease liabilities (ND1/CE1)	(14.3%)	7.7%
Net debt to capital employed adjusted* (ND2/CE2)	(23.9%)	(0.8%)

Note 5. Segments

Accounting policies

Equinor's operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's corporate executive committee (CEC). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those described in these Consolidated financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

With effect from 2022, Equinor changed the measurement basis for the segments related to leases. Up to and including 2021, all leases were presented within the Other segment and lease costs were allocated to the operating segments based on underlying lease payments with a corresponding credit in the Other segment. With effect from 2022, lease contracts are accounted for in accordance with IFRS 16 Leases in all segments. This change does not affect Equinor's Consolidated financial statements except the segment disclosures in this note. Comparative numbers in the segments have been restated.

The Exploration & Production operating segments are responsible for the discovery and appraisal of new resources, commercial development and safe and efficient operation of the oil and gas portfolios within their respective geographical areas: E&P Norway on the Norwegian continental shelf, E&P USA in USA and E&P International worldwide outside of E&P Norway and E&P USA.

PDP is responsible for global project development, well deliveries, and sourcing across Equinor.

TDI encompasses research, technology development, specialist advisory services, digitalisation, IT, improvement, innovation, and ventures and future business.

MMP is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas, NGL and refined products, and includes refinery, terminals, and processing plant operation. MMP is also managing power and emissions trading and the development of transportation solutions for natural gas, liquids, and crude oil, including pipelines, shipping, trucking and rail. In addition, MMP is in charge of low carbon solutions in Equinor.

REN is developing, exploring, investing in, and operating areas within renewable energy such as offshore wind, green hydrogen, storage solutions, and solar power.

Segment information for the years ended 31 December 2022, 2021, and 2020 are presented below. For revenues per geographical area, please see note 7 Total revenues and other income. For further information on the following items affecting the segments, please refer to the related notes: note 6 Acquisitions and disposals, note 14 Impairments, and note 26 Other commitments, contingent liabilities, and contingent assets.

2022 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total**
Revenues third party, other revenue and other income	1,299	1,134	305	147,173	127	149	0	150,186
Revenues inter-segment	74,631	6,124	5,217	527	0	55	(86,554)	0
Net income/(loss) from equity accounted investments	0	172	0	406	58	(16)	0	620
Total revenues and other income	75,930	7,431	5,523	148,105	185	187	(86,554)	150,806
Purchases [net of inventory variation]	0	(116)	0	(139,916)	0	0	86,227	(53,806)
Operating, selling, general and administrative expenses	(3,782)	(1,698)	(938)	(4,591)	(265)	(223)	904	(10,595)
Depreciation and amortisation	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)	0	(8,878)
Net impairment (losses)/reversals	819	(286)	1,060	895	0	0	0	2,487
Exploration expenses	(366)	(638)	(201)	0	0	0	0	(1,205)
Total operating expenses	(8,315)	(4,183)	(1,501)	(144,493)	(269)	(365)	87,131	(71,995)
Net operating income/(loss)	67,614	3,248	4,022	3,612	(84)	(178)	577	78,811
Additions to PP&E, intangibles and equity accounted investments	4,922	2,623	764	1,212	298	176	0	9,994
Balance sheet information								
Equity accounted investments	3	550	0	688	1,452	65	0	2,758
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	0	61,656
Non-current assets not allocated to segments								15,437
Total non-current assets								79,851
Assets classified as held for sale	0	1,018	0	0	0	0	0	1,018

2021 (in USD million)	E&P Norway[1)]	E&P International[1)]	E&P USA[1)]	MMP[1)]	REN[1)]	Other[1)]	Eliminations[1)]	Total
Revenues third party, other revenue and other income[1)]	414	1,121	377	87,050	1,394	307	0	90,665
Revenues inter-segment[1)]	38,972	4,230	3,771	321	0	41	(47,335)	0
Net income/(loss) from equity accounted investments	0	214	0	22	16	7	0	259
Total revenues and other income[1)]	39,386	5,566	4,149	87,393	1,411	355	(47,335)	90,924
Purchases [net of inventory variation]	0	(58)	0	(80,873)	0	(1)	45,772	(35,160)
Operating, selling, general and administrative expenses[1)]	(3,653)	(1,405)	(1,074)	(3,753)	(163)	(432)	1,102	(9,378)
Depreciation and amortisation[1)]	(6,002)	(1,734)	(1,665)	(869)	(3)	(158)	0	(10,432)
Net impairment (losses)/reversals[1)]	1,102	(1,587)	(69)	(735)	0	2	0	(1,287)
Exploration expenses	(363)	(451)	(190)	0	0	0	0	(1,004)
Total operating expenses[1)]	(8,915)	(5,237)	(2,998)	(86,230)	(166)	(590)	46,873	(57,261)
Net operating income/(loss)[1)]	30,471	329	1,150	1,163	1,245	(234)	(461)	33,663
Additions to PP&E, intangibles and equity accounted investments[1)]	4,943	1,834	690	517	457	64	0	8,506
Balance sheet information								
Equity accounted investments	3	1,417	0	113	1,108	45	0	2,686
Non-current segment assets[1)]	36,502	15,422	11,406	4,006	157	1,032	0	68,527
Non-current assets not allocated to segments								13,406
Total non-current assets								84,618
Assets classified as held for sale	0	676	0	0	0	0	0	676

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line items Operating, selling, general and administrative expenses in MMP (reduction of USD 523 million), E&P Norway (reduction of USD 77 million) and Other (increase of USD 696 million), Depreciation and amortisation in MMP (increase of USD 509 million), E&P Norway (increase of USD 222 million) and Other (reduction of USD 799 million) and Non-current segment assets in MMP (increase of USD 987 million), E&P Norway (increase of USD 1,201 million) and Other (decrease of USD 2,255 million).

2020 (in USD million)	**E&P Norway[1)]**	**E&P International[1)]**	**E&P USA[1)]**	**MMP[1)]**	**REN[1)]**	**Other[1)]**	**Eliminations[1)]**	**Total**
Revenues third party, other revenue and other income[1)]	215	452	368	44,623	18	88	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	0	39	(17,581)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	163	5	0	53
Total revenues and other income[1)]	12,019	3,489	2,615	44,963	181	132	(17,581)	45,818
Purchases [net of inventory variation]	0	(72)	0	(38,072)	0	1	17,157	(20,986)
Operating, selling, general and administrative expenses[1)]	(2,736)	(1,374)	(1,310)	(4,564)	(214)	(59)	722	(9,537)
Depreciation and amortisation[1)]	(4,466)	(2,105)	(1,889)	(875)	(1)	(178)	(1)	(9,515)
Net impairment (losses)/reversals[1)]	(1,260)	(1,426)	(1,938)	(1,076)	0	(19)	(1)	(5,720)
Exploration expenses	(423)	(2,071)	(990)	0	0	1	(1)	(3,483)
Total operating expenses[1)]	(8,886)	(7,048)	(6,127)	(44,587)	(216)	(254)	17,877	(49,241)
Net operating income/(loss)[1)]	3,133	(3,559)	(3,512)	376	(35)	(122)	295	(3,423)
Additions to PP&E, intangibles and equity accounted investments[1)]	5,004	2,588	1,067	1,048	33	22	0	9,762
Balance sheet information								
Equity accounted investments	3	1,125	0	95	1,017	25	0	2,262
Non-current segment assets[1)]	39,355	17,960	12,588	5,605	4	1,144	0	76,657
Non-current assets not allocated to segments								13,704
Total non-current assets								92,623
Assets classified as held for sale	0	0	1,159	0	203	0	0	1,362

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line items Operating, selling, general and administrative expenses in MMP (reduction of USD 494 million), E&P Norway (reduction of USD 93 million) and Other (increase of USD 693 million), Depreciation and amortisation in MMP (increase of USD 481 million), E&P Norway (increase of USD 181 million) and Other (reduction of USD 718 million) and Non-current segment assets in MMP (increase of USD 1,238 million), E&P Norway (increase of USD 1,623 million) and Other (decrease of USD 2,987 million).

Non-current assets by country

(in USD million)	At 31 December 2022	2021
Norway	33,242	40,564
USA	12,343	12,323
Brazil	9,400	8,751
UK	3,688	2,096
Azerbaijan	1,401	1,654
Canada	1,171	1,403
Angola	895	948
Algeria	622	708
Argentina	615	474
Denmark	497	536
Other	541	1,757
Total non-current assets[1)]	64,414	71,213

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Equinor's non-current assets in Norway have decreased by USD 7,322 million to USD 33,242 million at 31 December 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. The decrease has mainly affected Property, plant and equipment, see note 12.

Note 6. Acquisitions and disposals

Accounting policies

Business combinations

Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method. The purchase price includes total consideration paid to acquire the entity's assets and liabilities, as well as contingent consideration at fair value. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses. Changes in the fair value of contingent consideration resulting from events after the acquisition date are recognised in the Consolidated statement of income under Other income.

Equinor recognises a gain/loss on disposal of a subsidiary when control is lost. Any remaining interest in the former subsidiary is recognised at fair value. When partially divesting subsidiaries which do not constitute a business, and where the remaining investment in the former subsidiary is an associate or a jointly controlled investment, Equinor only recognises the gain or loss on the divested part within Other income or Operating expenses, respectively. The remaining interest in the former subsidiary is initially not remeasured, and subsequently accounted for using the equity method.

After-tax disposals

On the NCS, all disposals of assets are performed including the tax base (after-tax). Any gain includes the release of tax liabilities previously recognised related to the assets in question and is recognised in full in Other income in the Consolidated statement of income.

Assets classified as held for sale

Non-current assets are classified separately as held for sale in the Consolidated balance sheet when a sale is highly probable. This condition is met when an asset is available for immediate sale in its present condition, Equinor's management is committed to the sale, and the sale is expected to be completed within one year from the date of classification. In Equinor, these requirements are normally met when management has approved a negotiated letter of intent with the counterparties (a 'DGC'). Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sales transaction, are also classified separately. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Accounting judgement regarding acquisitions

Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-case basis. Acquisitions are assessed to establish whether the transaction represents a business combination or an

asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and subsequent periods. Similar assessments are performed upon the acquisition of an interest in a joint operation. Depending on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made have largely been concluded to represent asset purchases, while purchases of producing assets have largely been concluded to represent business acquisitions.

Accounting judgement regarding partial divestments

The policy regarding partial divestments of subsidiaries is based on careful consideration of the requirements and scope of IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. The conclusion requires judgement to be applied on a case-by-case basis, considering the substance of the transactions. In evaluating the standards' requirements, Equinor acknowledges pending considerations related to several relevant and similar issues which have been postponed by the IASB in anticipation of concurrent consideration at a later date. Where assets are transferred into separate legal entities concurrently with a portion of the entities' shares being sold to a third party, thereby resulting in Equinor's loss of control of those asset-owning subsidiaries, and where investments in joint ventures are established simultaneously, Equinor has concluded to only recognise the gain on the divested portion.

2022

Acquisitions

Acquisition of BeGreen

On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100% of BeGreen Solar Aps for a cash consideration of USD 277 million (EUR 260 million) and a consideration contingent on successful delivery of future solar projects above an agreed MW threshold. BeGreen Solar Aps is a Danish solar developer. At closing, USD 226 million (EUR 213 million) of the cash consideration was paid and recognised in the REN segment.

Acquisition of Triton Power

On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE Thermal) closed a transaction to acquire the UK power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP). Equinor's share of the consideration was USD 141 million (GBP 120 million), after adjustments that mainly related to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2 GW. Equinor and SSE Thermal own 50% each of Triton Power, and Equinor is accounting for the investment under the equity method as a joint venture in the MMP segment.

Acquisition of Statfjord licence shares

On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy's interests in production licences in the Statfjord area which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea installations. All licences are operated by Equinor. Spirit Energy's ownership shares in the licences covered by the transaction range from 11.56% to 48.78%. The cash consideration received was USD 193 million, whereof USD 25 million related to Spirit's lifting of volumes on Equinor's behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P International segments with a cash consideration of USD 96 million and USD 72 million, respectively.

In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 390 million in asset retirement obligation, a reduction of deferred tax liability of USD 298 million and an increase in taxes payable of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 241 million in asset retirement obligation and an increase of deferred tax asset of USD 86 million.

Disposals

Ekofisk and Martin Linge on the Norwegian Continental Shelf

On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor's entire ownership share in the Greater Ekofisk Area including its share in Norpipe Oil AS, and a 19% ownership share in Martin Linge. The cash consideration paid upon closing of the transaction amounted to USD 293 million after interim period settlement. In addition, an estimated contingent consideration of USD 169 million linked to realised oil and gas prices for 2022 and 2023 was recognised. Equinor retained a 51% ownership share in Martin Linge and continues as operator of the field. The disposal resulted in a decrease in property, plant and equipment of USD 1,493 million, a decrease in asset retirement obligation of USD 376 million, a decrease in deferred tax liability of USD 597 million and a decrease in taxes payable of USD 686 million. A post-tax gain of USD 655 million is presented in the line item Other income in the Consolidated statement of income in the E&P Norway segment.

Exit Russia

Following Russia's invasion of Ukraine in February 2022, Equinor announced that it had decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net impairments of USD 1,083 million in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no material impact on the financial statements. The ownership interests in Kharyaga were transferred to the operator.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

10% of Dogger Bank C

On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million (GBP 65 million). After closing, Equinor's ownership share is 40%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Held for sale

Equinor Energy Ireland Limited

In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is dependent on governmental approval and is expected to take place during the first quarter 2023.

2021

Acquisitions

Wento

On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of USD 117 million (EUR 98 million) after net cash adjustments. The assets and liabilities related to the acquired business were recognised under the acquisition method. The acquisition resulted in an increase of Equinor's intangible assets of USD 46 million and goodwill of USD 59 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Disposals

Equinor Refining Denmark A/S

On 31 December 2021, Equinor Danmark A/S closed the transaction with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark A/S (ERD). Klesch paid USD 48 million of the total estimated consideration at closing. ERD consists of the Kalundborg refinery and associated terminals and infrastructure. Following an impairment earlier in 2021, the disposal resulted in an immaterial loss. Prior to transaction closing, Equinor received USD 335 million in extraordinary dividend and repayment of paid-in capital from ERD. Following the disposal, a gain of USD 167 million was recycled from Other comprehensive income (OCI) to the Consolidated statement of income in the line item Other income and has been reflected in the MMP segment.

Terra Nova

On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction was accounted for in the E&P International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income are immaterial.

Bakken onshore unconventional field

On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment was received in the first half of 2021. The asset had been impaired in 2021 prior to closing. Subsequent to closing, insignificant losses were recorded and are presented in the line item Operating expenses in the Consolidated statement of income in the E&P USA segment.

10% of Dogger Bank Farm A and B

On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of USD 285 million (GBP 206 million), resulting in a gain of USD 280 million (GBP 203 million). After closing, Equinor has a 40% shareholding in Dogger Bank A and Dogger Bank B, and will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast

On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Note 7. Total revenues and other income

Accounting policies

Revenue recognition

Equinor presents Revenue from contracts with customers and Other revenue as a single caption, Revenues, in the Consolidated statement of income.

Revenue from contracts with customers

Revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, which is delivered on a continuous basis through pipelines, sales are completed over time in line with the delivery of the actual physical quantities.

Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial instruments or part of Equinor's trading activities, they are settled and presented on a net basis as Other revenue. Reference is made to note 28 Financial instruments and fair value measurement for a description of accounting policies regarding derivatives. Sales of Equinor's own produced oil and gas volumes are always reflected gross as Revenue from contracts with customers.

Revenues from the production of oil and gas in which Equinor shares an interest with other companies are recognised on the basis of volumes lifted and sold to customers during the period (the sales method). Where Equinor has lifted and sold more than the ownership interest, an accrual is recognised for the cost of the overlift. Where Equinor has lifted and sold less than the ownership interest, costs are deferred for the underlift.

Other revenue

Items representing a form of revenue, or which are related to revenue from contracts with customers, are presented as Other revenue if they do not qualify as revenue from contracts with customers. These other revenue items include taxes paid in-kind under certain production sharing agreements (PSAs) and the net impact of commodity trading and commodity-based derivative instruments related to sales contracts or revenue-related risk management.

Transactions with the Norwegian State

Equinor markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State's participation in petroleum activities is organised through the SDFI (the Norwegian State's Direct Financial Interests). All purchases and sales of the SDFI's oil production are classified as purchases [net of inventory variation] and revenues from contracts with customers, respectively.

Equinor sells, in its own name, but for the SDFI's account and risk, the SDFI's production of natural gas. These gas sales and related expenditures refunded by the SDFI are presented net in the Consolidated financial statements. Natural gas sales made in the name of Equinor's subsidiaries are also presented net of the SDFI's share in the Consolidated statement of income, but this activity is reflected gross in the Consolidated balance sheet.

Accounting judgement related to transactions with the Norwegian State

Whether to account for the transactions gross or net involves the use of significant accounting judgement. In making the judgement, Equinor has considered whether it controls the State-originated crude oil volumes prior to onwards sales to third party customers. Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the SDFI, Equinor purchases the crude oil volumes from the SDFI and obtains substantially all the remaining benefits. On that basis, Equinor has concluded that it acts as principal in these sales.

Regarding gas sales, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the SDFI. On that basis, Equinor is not considered the principal in the sale of the SDFI's natural gas volumes.

Reference is made to note 27 Related parties for detailed financial information regarding transactions performed between Equinor and SDFI.

Revenues from contracts with customers by geographical areas

Equinor has business operations in around 30 countries. When attributing the line-item Revenues from contracts with customers for 2022 to the country of the legal entity executing the sale for 2022, Norway constitutes 84% and USA constitutes 13%. For 2021 the revenues to Norway and USA constituted 81% and 13% respectively, and for 2020 80% and 14% respectively.

Revenues from contracts with customers and other revenues

(in USD million)	Note	2022	2021	2020
Crude oil		58,524	38,307	24,509
Natural gas		65,232	28,050	7,213
- European gas		58,239	24,900	5,839
- North American gas		2,884	1,783	1,010
- Other incl LNG		4,109	1,368	363
Refined products		11,093	11,473	6,534
Natural gas liquids		9,240	8,490	5,069
Transportation		1,470	921	1,083
Other sales		4,702	1,006	681
Total revenues from contracts with customers		150,262	88,247	45,088
Taxes paid in-kind		412	345	93
Physically settled commodity derivatives		(2,534)	(1,075)	209
Gain/(loss) on commodity derivatives		739	951	108
Change in fair value of trading inventory		(194)	0	0
Other revenues		319	276	256
Total other revenues		(1,258)	497	665
Revenues		149,004	88,744	45,753
Net income/(loss) from equity accounted investments	15	620	259	53
Other income	6	1,182	1,921	12
Total revenues and other income		150,806	90,924	45,818

Note 8. Salaries and personnel expenses

(in USD million, except average number of employees)	2022	2021	2020
Salaries[1]	2,875	2,962	2,625
Pension costs[2]	458	488	432
Payroll tax	433	414	368
Other compensations and social costs	324	288	283
Total payroll expenses	4,090	4,152	3,707
Average number of employees[3]	21,500	21,400	21,700

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) See note 22 Pensions.
3) Part time employees amount to 3% for 2022 and 2021 and 2% for 2020.

Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

	Full year		
(in USD million)[1]	2022	2021	2020
Current employee benefits	12.9	12.2	9.0
Post-employment benefits	0.4	0.4	0.6
Other non-current benefits	0.0	0.0	0.0
Share-based payment benefits	0.2	0.1	0.1
Total benefits	13.5	12.7	9.7

1) All figures in the table are presented on accrual basis.

At 31 December 2022, 2021, and 2020 there are no loans to the members of the BoD or the CEC.

Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each share they have purchased.

Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 85 million, USD 79 million, and USD 74 million related to the 2022, 2021 and 2020 programmes, respectively. For the 2023 programme (granted in 2022), the estimated compensation expense is USD 78 million. At 31 December 2022 the amount of compensation cost yet to be expensed throughout the vesting period is USD 174 million.

See note 20 Shareholders´ equity and dividends for more information about share-based compensation.

Note 9. Auditor´s remuneration and Research and development expenditures

Auditor´s remuneration

	Full year		
(in USD million, excluding VAT)	2022	2021	2020
Audit fee	11.4	14.4	10.7
Audit related fee	1.8	1.1	1.0
Tax fee	-	-	-
Other service fee	-	-	-
Total remuneration	13.2	15.5	11.7

In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.6 million, USD 0.5 million and USD 0.5 million for 2022, 2021 and 2020, respectively.

Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities contribute to maximising and developing long-term value from Equinor´s assets.

R&D expenditures are partially financed by partners of Equinor operated licences.

R&D expenditures including amounts charged to partners were USD 308 million, USD 291 million and USD 254 million in 2022, 2021 and 2020, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.

Note 10. Financial items

	Full year		
(in USD million)	2022	2021	2020
Foreign currency exchange gains/(losses) derivative financial instruments	797	870	(1,288)
Other foreign currency exchange gains/(losses)	1,291	(823)	642
Net foreign currency exchange gains/(losses)	2,088	47	(646)
Dividends received	93	39	44
Interest income financial investments, including cash and cash equivalents	398	38	108
Interest income non-current financial receivables	30	26	34
Interest income other current financial assets and other financial items	701	48	113
Interest income and other financial items	1,222	151	298
Gains/(losses) financial investments	(394)	(348)	456
Gains/(losses) other derivative financial instruments	(1,745)	(708)	448
Interest expense bonds and bank loans and net interest on related derivatives	(1,029)	(896)	(951)
Interest expense lease liabilities	(90)	(93)	(104)
Capitalised borrowing costs	382	334	308
Accretion expense asset retirement obligations	(449)	(453)	(412)
Interest expense current financial liabilities and other finance expense	(192)	(114)	(232)
Interest expenses and other finance expenses	(1,379)	(1,223)	(1,392)
Net financial items	(207)	(2,080)	(836)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss and the amortised cost categories. For more information about financial instruments by category see note 28 Financial instruments and fair value measurement.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a fair value loss from derivatives related to non-current debt of USD 691 million in 2022, a loss of USD 702 million in 2021 and a gain of USD 796 million in 2020.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from interest rate related derivatives, with a loss of USD 1,760 million and USD 724 million in 2022 and 2021 respectively, and a gain of USD 432 million in 2020.

The line item Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD 918 million, USD 990 million, and USD 1,031 million for 2022, 2021 and 2020, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest expense of USD 111 million for 2022, net interest income of USD 94 million and USD 79 million for 2021 and 2020, respectively.

Note 11. Income taxes

Accounting policies

Income tax
Income tax in the Consolidated statement of income comprises current and deferred tax expense. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in OCI.

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually. The outcomes of tax disputes are mostly binary in nature, and in each case the most likely amount for probable liabilities to be paid (including penalties) or assets to be received (disputed tax positions for which payment has already been made) is recognised within Current tax or Deferred tax as appropriate. Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject to the initial recognition exemption. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. For a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, considering the existence of contracts, production of oil or gas in the near future based on volumes of expected reserves, observable prices in active markets, expected volatility of trading profits, expected foreign currency rate movements and similar facts and circumstances.

When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items. The applied policy is in line with an amendment to IAS 12 Income Taxes, reducing the scope of the initial recognition exemption, which is effective from 1 January 2023.

Estimation uncertainty regarding income tax
Equinor incurs significant amounts of income taxes payable to various jurisdictions and may recognise significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations regarding amounts in Equinor's tax returns, which are filed in a number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions through litigation.

The carrying values of income tax related assets and liabilities are based on Equinor's interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates, including the most likely outcomes of uncertain tax treatments, is dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions against future income taxes. Climate-related matters and the transition to carbon-neutral energy-consumption globally have increased the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient future taxable income before tax losses expire.

Significant components of income tax expense

	Full year		
(in USD million)	**2022**	**2021**	**2020**
Current income tax expense in respect of current year	(52,124)	(21,271)	(1,115)
Prior period adjustments	(112)	(28)	313
Current income tax expense	(52,236)	(21,299)	(802)
Origination and reversal of temporary differences	(2,136)	(1,778)	(648)
Recognition of previously unrecognised deferred tax assets	4,401	126	130
Change in tax regulations	0	4	(12)
Prior period adjustments	110	(60)	94
Deferred tax income/(expense)	2,375	(1,708)	(435)
Income tax	(49,861)	(23,007)	(1,237)

Changes to tax regimes

Norway

As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic, the Norwegian Government enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021, and for new projects with Plan for development and operations (PDOs) or Plan for installation and operations (PIOs) submitted to the Ministry of Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes were effective from 1 January 2020 and provided companies with a direct tax deduction in the special petroleum tax instead of tax depreciation over six years. In addition, the tax uplift benefit, was recognised over one year instead of four years. Tax depreciation towards the ordinary offshore corporate tax was continued with a six-year depreciation profile.

On 17 June 2022, the Norwegian Parliament adopted amendments to the Petroleum Tax Act to convert the special tax for petroleum activities to a cash flow tax. The amendments were effective 1 January 2022 and maintains the marginal rate for special petroleum tax and corporate income tax at 56% and 22% respectively but allows for cost of investments in the year of investment and calculated corporate income tax to be deducted in the special petroleum tax base. Uplift deductions for investments incurred after 1 January 2022 was discontinued. The uplift deduction rate under the temporary rules was reduced to 17.69% for 2022 and further reduced to 12.4% as from 2023.

UK

On 23 May 2022, the UK introduced a new levy intended to tax windfall profits on oil and gas production from the United Kingdom Continental Shelf, called the Energy (Oil & Gas) Profits Levy Act 2022 (EPL).

EPL was introduced as a new temporary tax at the rate of 25% from 26 May 2022 to 31 December 2022, and further increased to 35% from 1 January 2023 to 31 March 2028. It applies to profits on transactions from that date forward with no tax relief for prior expenditures or brought forward losses and with no EPL tax relief for interest and decommissioning costs. Capital cost incurred since 26 May 2022 are eligible for an EPL deductible uplift of 80% until 31 December 2022 and thereafter at 29% for expenditure other than that in respect of de-carbonisation where the rate of uplift remains at 80%. EPL losses can be carried forward without limitation and carried back for one year.

US

On August 16, 2022, the Inflation Reduction Act (IRA) was enacted in the USA. As from 2023, under the IRA a Corporate Minimum Tax on Book Earnings (BMT) applies a 15% tax on adjusted financial statement income. The enactment of the IRA had no impact in 2022.

Reconciliation of statutory tax rate to effective tax rate

	Full year		
(in USD million)	**2022**	**2021**	**2020**
Income/(loss) before tax	78,604	31,583	(4,259)
Calculated income tax at statutory rate[1]	(18,168)	(7,053)	1,445
Calculated Norwegian Petroleum tax[2]	(36,952)	(17,619)	(2,126)
Tax effect uplift[3]	259	914	1,006
Tax effect of permanent differences regarding divestments	417	90	(9)
Tax effect of permanent differences caused by functional currency different from tax currency	145	150	(198)
Tax effect of other permanent differences	403	228	450
Recognition of previously unrecognised deferred tax assets[4]	4,401	126	130
Change in unrecognised deferred tax assets	(34)	619	(1,685)
Change in tax regulations	0	4	(12)
Prior period adjustments	(3)	(88)	408
Other items including foreign currency effects	(327)	(378)	(647)
Income tax	(49,861)	(23,007)	(1,237)
Effective tax rate	63.4%	72.8%	(29.0%)

1) The weighted average of statutory tax rates was 23.1% in 2022, 22.3% in 2021 and 33.9% in 2020. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.

2) The Norwegian petroleum income is taxable at a tax rate of 71.8% after deduction for 22% corporate tax in the special petroleum tax basis.

3) When calculating the petroleum tax of 71.8% on income from the Norwegian continental shelf, an additional tax-free allowance (uplift) was previously granted on the basis of the original capitalised cost of offshore production installations.

Previously, a 5.2% uplift could be deducted from taxable income for a period of four years starting when the capital expenditure was incurred. On 17 June 2022, the Norwegian Parliament adopted amendments to the Petroleum Tax Act and converted the special tax for petroleum activities to a cash flow tax. The amendments were effective 1 January 2022. Uplift deductions for investments incurred after 1 January 2022 were discontinued. At year-end 2022, un-recognised uplift credits were zero, compared to USD 272 million at year-end 2021.

For 2020 and 2021, temporary rules enacted under the Covid-19 pandemic allowed direct deduction of the whole uplift at a rate of 24% in the year the capital expenditure was incurred. This rate was reduced to 17.69% for 2022, and further reduced to 12.4% on capital expenditures incurred on investments eligible under the temporary rules as from 2023.

4) An amount of USD 4,401 million of previously un-recognised deferred tax assets was recognised in 2022, resulting in a lower effective tax rate for 2022 compared to 2021. More than 90% of the recognition relates to the US, that after a history of significant losses, is now recording profits. Projected future taxable income demonstrates that it is probable that the unused tax losses carried forward can be utilised in the nearest future. The tax value of unused accumulated losses recognised as a deferred tax asset in the US, amounts to USD 2,738 million at year-end 2022. A 30% decline in commodity prices, considered to represent a reasonably possible change, would have an immaterial impact on the recognised amount.

Deferred tax assets and liabilities comprise

(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total
Deferred tax assets	8,105	694	7,356	1,306	694	1,131	1,348	20,634
Deferred tax liabilities	(28)	(23,356)	0	(3)	(12)	(3)	(411)	(23,813)
Net asset/(liability) at 31 December 2022	8,077	(22,662)	7,356	1,303	682	1,128	937	(3,179)
Deferred tax assets	5,162	719	11,256	1,506	804	21	2,015	21,484
Deferred tax liabilities	0	(27,136)	0	0	(21)	(1,453)	(530)	(29,140)
Net asset/(liability) at 31 December 2021	5,162	(26,417)	11,256	1,506	783	(1,432)	1,485	(7,655)

Changes in net deferred tax liability during the year were as follows:

(in USD million)	2022	2021	2020
Net deferred tax liability at 1 January	7,655	6,250	5,530
Charged/(credited) to the Consolidated statement of income	(2,375)	1,708	435
Charged/(credited) to Other comprehensive income	105	35	(19)
Acquisitions and disposals	(968)	36	0
Foreign currency translation effects and other effects	(1,239)	(374)	304
Net deferred tax liability at 31 December	3,179	7,655	6,250

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

After netting deferred tax assets and liabilities by fiscal entity and reclassification to Assets held for sale, deferred taxes are presented on the Consolidated balance sheet as follows:

	At 31 December	
(in USD million)	2022	2021
Deferred tax assets	8,732	6,259
Deferred tax liabilities	11,996	14,037
Deferred tax assets reported in Assets classified as held for sale	85	122

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2022, the deferred tax assets of USD 8,817 million were primarily recognised in the US, the UK, Norway, Angola, Canada and Brazil. Of this amount, USD 1,953 million was recognised in entities which have suffered a tax loss in either the current or the preceding period. The corresponding amounts for 2021, were USD 6,381 million and USD 4,636 million, respectively. The tax losses will be utilised through reversal of taxable temporary differences and future taxable income, mainly from production of oil and gas.

Unrecognised deferred tax assets

	At 31 December			
	2022		2021	
(in USD million)	**Basis**	**Tax**	**Basis**	**Tax**
Deductible temporary differences	2,558	968	2,900	1,203
Unused tax credits	0	129	0	264
Tax losses carried forward	3,458	930	20,552	5,047
Total unrecognised deferred tax assets	6,016	2,027	23,452	6,514

Approximately 90% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the unrecognised tax losses that cannot be carried forward indefinitely expire after 2027. The unrecognised tax credits expire from 2030, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year-end 2022, unrecognised deferred tax assets in Angola and Canada represents USD 636 million and USD 346 million, respectively, of the total unrecognised deferred tax assets of USD 2,027 million. Similar amounts for 2021 were USD 4,206 million in the USA and USD 749 million in Angola, respectively, of a total of USD 6,514 million. The remaining unrecognised deferred tax assets originate from several different tax jurisdictions.

Note 12. Property, plant and equipment

Accounting policies

Property, plant and equipment

Property, plant and equipment is reflected at cost, less accumulated depreciation and impairment. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Proceeds from production ahead of a project's final approval are regarded as 'early production' and is recognised as revenue rather than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of production sharing agreements (PSAs) in certain countries, and which qualify for recognition as assets of Equinor. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Inspection and overhaul costs, associated with regularly scheduled major maintenance programmes planned and carried out at recurring intervals exceeding one year, are capitalised and amortised over the period to the next scheduled inspection and overhaul. All other maintenance costs are expensed as incurred.

Capitalised exploration and evaluation expenditures, development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil and gas are capitalised as Producing oil and gas properties within Property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the unit of production method (UoP) based on proved reserves expected to be recovered from the area during the concession or contract period. Depreciation of production wells uses the UoP method based on proved developed reserves, and capitalised acquisition costs of proved properties are depreciated using the UoP method based on total proved reserves. In the rare circumstances where the use of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset's future economic benefits are expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of

the item is depreciated separately. For exploration and production assets, Equinor has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset is included in Other income or Operating expenses, respectively, in the period the item is derecognised.

Monetary or non-monetary grants from governments, when related to property, plant and equipment and considered reasonably certain, are recognised in the Consolidated balance sheet as a deduction to the carrying value of the asset and subsequently recognised in the Consolidated statement of income over the life of the depreciable asset as a reduced depreciation expense.

Research and development

Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its own risk, developing innovative technologies to create opportunities and enhance the value of current and future assets. Expenses relate both to in-house resources and the use of suppliers. Equinor's own share of the licence holders' funding and the total costs of the unfunded projects are considered for capitalisation under the applicable IFRS requirements. Subsequent to initial recognition, any capitalised development costs are accounted for in the same manner as Property, plant and equipment. Costs not qualifying for capitalisation are expensed as incurred, see note 9 Auditor's remuneration and Research and development expenditures for more details.

Estimation uncertainty regarding determining oil and gas reserves

Reserves quantities are, by definition, discovered, remaining, recoverable and economic. Recoverable oil and gas quantities are always uncertain. Estimating reserves is complex and based on a high degree of professional judgement involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. The reliability of these estimates depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons.

Estimation uncertainty; Proved oil and gas reserves

Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before the contracts providing the right to operate expire. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured.

Proved reserves are divided into proved developed and proved undeveloped reserves. Proved developed reserves are to be recovered through existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major capital expenditure is required. Undrilled well locations can be classified as having proved undeveloped reserves if a development plan is in place indicating that they are scheduled to be drilled within five years unless specific circumstances justify a longer time horizon. Specific circumstances are for instance fields which have large up-front investments in offshore infrastructure, such as many fields on the NCS, where drilling of wells is scheduled to continue for much longer than five years. For unconventional reservoirs where continued drilling of new wells is a major part of the investments, such as the US onshore assets, the proved reserves are always limited to proved well locations scheduled to be drilled within five years.

Proved oil and gas reserves have been estimated by internal qualified professionals based on industry standards and are governed by the oil and gas rules and disclosure requirements in the U.S. Securities and Exchange Commission (SEC) regulations S-K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability). An independent third party has evaluated Equinor's proved reserves estimates, and the results of this evaluation do not differ materially from Equinor's estimates.

Estimation uncertainty; Expected oil and gas reserves

Changes in the expected oil and gas reserves may materially impact the amounts of asset retirement obligations, as a consequence of timing of the removal activities. It will also impact value-in-use calculations for oil and gas assets, possibly affecting impairment testing and the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for development. As per Equinor's internal guidelines, expected reserves are defined as the 'forward looking mean reserves' when based on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves are the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used. Expected oil and gas reserves have been estimated by internal qualified professionals based on industry standards and classified in accordance with the Norwegian resource classification system issued by the Norwegian Petroleum Directorate.

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 1 January 2022	1,335	183,358	8,481	596	12,614	5,850	212,234
Additions and transfers[6]	52	9,390	378	6	(813)	1,319	10,332
Changes in asset retirement obligations	0	(4,756)	0	0	(48)	0	(4,805)
Disposals at cost	(9)	(3,487)	2	(20)	(5)	(347)	(3,865)
Foreign currency translation effects	(36)	(12,557)	(576)	(19)	(934)	(188)	(14,310)
Cost at 31 December 2022	1,343	171,948	8,285	562	10,815	6,633	199,586
Accumulated depreciation and impairment losses at 1 January 2022	(1,188)	(137,763)	(7,926)	(320)	(344)	(2,619)	(150,159)
Depreciation	(52)	(7,643)	(160)	(33)	0	(969)	(8,856)
Impairment losses	(8)	(187)	(39)	0	(49)	(4)	(286)
Reversal of impairment losses	4	2,585	802	0	207	0	3,599
Transfers[6]	(2)	(20)	2	0	20	(8)	(8)
Accumulated depreciation and impairment on disposed assets	8	2,002	(4)	5	0	347	2,359
Foreign currency translation effects	34	9,571	562	9	30	59	10,264
Accumulated depreciation and impairment losses at 31 December 2022[5]	(1,203)	(131,455)	(6,763)	(338)	(135)	(3,194)	(143,088)
Carrying amount at 31 December 2022	140	40,493	1,522	224	10,679	3,439	56,498
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	10 - 33[2]		1 - 20[3]	

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets	Total
Cost at 1 January 2021	2,806	183,082	9,238	929	13,163	6,370	215,587
Additions and transfers[6]	39	9,439	95	27	(355)	148	9,393
Changes in asset retirement obligations	0	(2,125)	0	0	(40)	0	(2,165)
Disposals at cost	(1,496)	(1,975)	(70)	(353)	(25)	(501)	(4,420)
Assets reclassified to held for sale	0	(1,010)	(563)	0	0	(91)	(1,664)
Foreign currency translation effects	(13)	(4,052)	(220)	(6)	(130)	(77)	(4,497)
Cost at 31 December 2021	1,335	183,358	8,481	596	12,614	5,850	212,234
Accumulated depreciation and impairment losses at 1 January 2021	(2,596)	(132,427)	(8,005)	(524)	(1,275)	(2,251)	(147,079)
Depreciation	(68)	(9,136)	(232)	(42)	0	(930)	(10,408)
Impairment losses	(42)	(2,092)	(401)	(21)	(390)	(17)	(2,962)
Reversal of impairment losses	0	1,675	0	0	0	2	1,677
Transfers[6]	61	(1,319)	0	(61)	1,319	(11)	(11)
Accumulated depreciation and impairment on disposed assets	1,448	1,785	59	326	21	480	4,118
Accumulated depreciation and impairment assets classified as held for sale	0	825	461	0	0	82	1,367
Foreign currency translation effects	9	2,926	192	2	(18)	27	3,138
Accumulated depreciation and impairment losses at 31 December 2021[5]	(1,188)	(137,763)	(7,926)	(320)	(344)	(2,619)	(150,159)
Carrying amount at 31 December 2021	147	45,595	555	276	12,270	3,231	62,075
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	10 - 33[2]		1 - 20[3]	

1) Depreciation according to unit of production method.
2) Land is not depreciated. Buildings include leasehold improvements.
3) Depreciation linearly over contract period.
4) Right of use assets at 31 December 2022 mainly consist of Land and buildings USD 1,013 million, Vessels USD 1,557 million and Drilling rigs USD 595 million.
5) See note 14 Impairments.
6) The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2022 and 2021 amounted to USD 982 million and USD 1,730 million, respectively.

Note 13. Intangible assets

Accounting policies

Intangible assets including goodwill

Intangible assets are stated at cost, less accumulated amortisation and impairment. Intangible assets include acquisition cost for oil and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources, goodwill, and other intangible assets. Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not amortised. When the decision to develop a particular area is made, related intangible exploration and evaluation assets are reclassified to Property, plant and equipment.

Goodwill acquired in a business combination is allocated to each cash generating unit (CGU), or group of units, expected to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts based on the difference between the acquisition cost and the tax depreciation basis transferred from the seller. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis the deferred tax has been computed.

Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.

Oil and gas exploration, evaluation and development expenditures

Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties, including signature bonuses, expenditures to drill and equip exploratory wells and evaluation expenditures are capitalised within Intangible assets as Exploration expenditures and Acquisition costs - oil and gas prospects. Geological and geophysical costs and other exploration and evaluation expenditures are expensed as incurred.

Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously capitalised costs are evaluated for derecognition or tested for impairment. Any derecognition or impairment is classified as Exploration expenses in the Consolidated statement of income.

Capitalised exploration and evaluation expenditures related to offshore wells that find proved reserves, are transferred to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For onshore wells where no sanction is required, the transfer to Property, plant and equipment occurs at the time when a well is ready for production.

For exploration and evaluation asset acquisitions (farm-in arrangements) in which Equinor has decided to fund a portion of the selling partner's exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated financial statements as and when the exploration and development work progresses.

Equinor reflects exploration and evaluation asset disposals (farm-out arrangements) on a historical cost basis with no gain or loss recognition. Consideration from the sale of an undeveloped part of an asset reduces the carrying amount of the asset. If the consideration exceeds the carrying amount of the asset, the excess amount is reflected in the Consolidated statement of income under Other income. Equal-valued exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Estimation uncertainty regarding exploration activities

Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether a major capital expenditure can be justified, will remain capitalised during the evaluation phase for the findings on the exploration wells. Thereafter it will be considered a trigger for impairment evaluation of the well if no development decision is planned for the near future, and there moreover are no concrete plans for future drilling in the licence. Judgements as to whether these expenditures should remain capitalised, be derecognised or impaired in the period may materially affect the carrying values of these assets and consequently, the operating income for the period.

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 1 January 2022	1,958	2,670	1,467	722	6,816
Additions	227	4	36	57	324
Disposals at cost	(10)	(50)	0	1	(58)
Transfers	(227)	(516)	0	(239)	(982)
Expensed exploration expenditures previously capitalised	(283)	(59)	0	0	(342)
Impairment of goodwill	0	0	(3)	0	(3)
Foreign currency translation effects	(65)	(14)	(121)	(13)	(213)
Cost at 31 December 2022	1,599	2,035	1,380	528	5,542
Accumulated depreciation and impairment losses at 31 December 2022[1)]				(384)	(384)
Carrying amount at 31 December 2022	1,599	2,035	1,380	144	5,158

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 1 January 2021	2,261	3,932	1,481	831	8,505
Additions	191	36	61	90	378
Disposals at cost	(22)	1	(3)	(29)	(53)
Transfers	(432)	(1,137)	0	(161)	(1,730)
Expensed exploration expenditures previously capitalised	(19)	(152)	0	0	(171)
Impairment of goodwill	0	0	(1)	0	(1)
Foreign currency translation effects	(21)	(10)	(70)	(10)	(111)
Cost at 31 December 2021	1,958	2,670	1,467	722	6,816
Accumulated depreciation and impairment losses at 31 December 2021[1)]				(364)	(364)
Carrying amount at 31 December 2021	1,958	2,670	1,467	358	6,452

1) See note 14 Impairments.

Goodwill of USD 1,380 million per 31 December 2022 mainly consist of technical goodwill related to business acquisitions in 2019, USD 550 million in the Exploration & Production Norway area and USD 410 million in the Marketing Midstream & Processing area.

The table below shows the aging of capitalised exploration expenditures.

(in USD million)	2022	2021
Less than one year	250	234
Between one and five years	340	692
More than five years	1,009	1,033
Total capitalised exploration expenditures	1,599	1,958

The table below shows the components of the exploration expenses.

		Full year	
(in USD million)	2022	2021	2020
Exploration expenditures	**1,087**	1,027	1,371
Expensed exploration expenditures previously capitalised	**342**	171	2,506
Capitalised exploration	(224)	(194)	(394)
Exploration expenses	**1,205**	1,004	3,483

Note 14. Impairments

Accounting policies

Impairment of property, plant and equipment, right-of-use assets and intangible assets including goodwill
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset or CGU to which the unproved properties belong may exceed its recoverable amount, and at least once a year. Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further exploration work, will remain capitalised during the evaluation phase for the exploratory finds. If, following evaluation, an exploratory well has not found proved reserves, the previously capitalised costs are tested for impairment. After the initial evaluation phase for a well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there is no firm plan for future drilling in the licence.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the CGU, or group of units, to which the goodwill relates. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment evaluations.

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses, on the basis of the nature of the impaired assets as either exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.

Measurement

The recoverable amount applied in Equinor's impairment assessments is normally estimated value in use. Equinor may also apply the assets' fair value less cost of disposal as the recoverable amount when such a value is available, reasonably reliable, and based on a recent and comparable transaction.

Value in use is determined using a discounted cash flow model. The estimated future cash flows are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Equinor's most recently approved forecasts. Assumptions and economic conditions in establishing the forecasts are reviewed by management on a regular basis and updated at least annually. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Equinor's principles and assumptions and are consistently applied.

The estimated future cash flows are adjusted for risks specific to the asset or CGU and discounted using a real post-tax discount rate which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects' cash flow. Equinor considers country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influences the expected cash flow of a project and which is not part of the project itself. The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

Impairment reversals

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. A reversal cannot exceed the carrying amount of the asset or CGU that would have been reflected, net of depreciation, if no impairment loss had been recognised in prior periods. Impairment of unsuccessful wells is reversed only to the extent that conditions for impairment are no longer present. Previously recognised impairments of goodwill are not reversed in future periods.

Estimation uncertainty regarding impairment

Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future. In Equinor's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as splitting one original CGU into several CGUs.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices and discount rates, and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates will also affect value in use, especially for assets on the NCS, where the functional currency is NOK. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows. For example, climate-related matters (see also Note 3 Consequences of initiatives to limit climate changes) are expected to have a pervasive effect on the energy industry, affecting not only supply, demand and commodity prices, but also technology changes, increased emission-related levies, and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.

The estimated future cash flows, reflecting Equinor's, market participants' and other external sources' assumptions about the future and discounted to their present value, involve complexity. In order to establish relevant future cash flows, impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, foreign currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country risk among others. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs, and in determining the ultimate terminal value of an asset.

Net impairments/(reversal of impairments)

Full year	**Property, plant and equipment**			**Intangible assets**			**Total**		
(in USD million)	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Producing and development assets[1)]	(3,313)	1,285	5,671	(26)	(2)	680	(3,339)	1,283	6,351
Goodwill[1)]				3	1	42	3	1	42
Other intangible assets[1)]				0	0	8	0	0	8
Acquisition costs related to oil and gas prospects[2)]				85	154	657	85	154	657
Total net impairments/(reversals) recognised for Property, plant and equipment and Intangible assets	(3,313)	1,285	5,671	62	154	1,386	(3,251)	1,439	7,057

1) In addition, impairments in 2022 related to equity accounted investments amounted to USD 832 million, please refer to note 6 Acquisitions and disposals regarding the effects of the decision to exit Russia. The total net impairment reversals recognised under IAS 36 Impairment of assets in 2022 amount to USD 2,504 million.
2) Subject to impairment assessment under the successful efforts' method (IFRS 6 Exploration and Evaluation of Mineral Resources) and classified as exploration expenses in the income statement.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The table below describes, per area, the Producing and development assets being impaired/(reversed), net impairment/(reversal), and the carrying amount after impairment.

	At 31 December 2022		**At 31 December 2021**	
(in USD million)	**Carrying amount after impairment**	**Net impairment loss/ (reversal)**	**Carrying amount after impairment**	**Net impairment loss/ (reversal)**
Exploration & Production Norway	3,201	(819)	5,379	(1,102)
Exploration & Production USA - onshore	546	(204)	1,979	48
Exploration & Production USA - offshore Gulf of Mexico	2,691	(882)	798	18
Europe and Asia	1,551	295	1,566	1,609
Marketing, Midstream & Processing	1,416	(895)	868	716
Other	30	0	20	(7)
Total	9,435	(2,505)	10,611	1,283

Exploration & Production Norway
In 2022, the net impairment reversal was mainly caused by increased price estimates and changed gas export strategy. In 2021, the net impairment reversal was mainly due to increased price estimates and an upward reserve revision.

Exploration & Production USA - onshore
In 2022, the impairment reversal was caused by increased gas price assumptions, while in 2021 the net impairment was caused by revision of reserves and sale of an asset.

Exploration & Production USA - offshore Gulf of Mexico
In 2022, the impairment reversal was caused by increased price assumptions and higher reserves estimates, while in 2021, the impairment was due to a negative reserve revision.

Exploration & Production International – Europe and Asia
In 2022, the net impairment was mainly caused by the decision to exit Russia (see note 6 Acquisitions and disposals). This was to a large extent offset by a reversal on Mariner in the UK mainly due to optimisation of the production profile and higher prices, supported by a slight increase in reserves estimates. In 2021, the net impairment was mainly caused by downward reserve revisions partially offset by higher prices.

Marketing, Midstream & Processing
In 2022 the net impairment reversal was mainly related to increased refinery margin assumptions, while in 2021, the impairment losses were caused by increased CO_2 fees and – quotas on a refinery and a classification to held for sale.

Accounting assumptions
Management's future commodity price assumptions and currency assumptions are applied when estimating value in use. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2022. The main changes with effect for impairment and impairment reversal assessments are disclosed in the table below as price-points on price-curves. Previously applied price-points from the third quarter of 2021 up to and including the second quarter of 2022 are provided in brackets.

Year Prices in real terms[1]	2025		2030		2040		2050	
Brent Blend (USD/bbl)	75	(70)	75	(75)	70	(69)	65	(64)
European gas (USD/mmBtu) - TTF[2]	20.0	(7.3)	9.5	(6.8)	9.0	(8.2)	9.0	(7.5)
Henry Hub (USD/mmBtu)	4.0	(3.3)	3.7	(3.4)	3.7	(3.6)	3.7	(3.6)
Electricity Germany (EUR/MWh)	115	(65)	70	(62)	57	(64)	57	(64)
EU ETS (EUR/tonne)	80	(61)	80	(70)	105	(89)	130	(108)

1) Basis year 2022. The prices in the table are price-points on price-curves.
2) As from the third quarter 2022, TTF is applied as the main reference price for European gas. Updated price-points for the previously applied NBP correspond to the disclosed updated price-points for TTF. Previously applied comparable prices for NBP are 7.4, 6.9, 8.3 and 7.6 for 2025, 2030, 2040 and 2050 respectively.

Climate considerations are included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered. The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

The long-term NOK currency exchange rates are expected to be unchanged compared to previous long-term assumptions. The NOK/USD rate from 2025 and onwards is kept at 8.50, the NOK/EUR at 10.0. The USD/GBP rate is kept at 1.35.

The base discount rate applied in value in use calculations is 5.0% real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the REN segment in periods with fixed low risk income, a lower discount rate will be considered. A derived pre-tax discount rate is in the range of 42-102% for E&P Norway, 8-9% for E&P International, 6-9% for E&P USA and 7% for MMP depending on the asset's characteristics, such as specific tax treatments, cash flow profiles, and economic life. The pre-tax rates for 2021 were 18-32%, 5-9%, 6-7% and 7% respectively.

Sensitivities

Commodity prices have historically been volatile. Significant downward adjustments of Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor's portfolio including intangible assets that are subject to impairment assessment, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets was 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 14 billion before tax effects. See note 3 Consequences of initiatives to limit climate changes for possible effect of using the prices in a 1.5ºC compatible Net Zero Emission by 2050 scenario and the Announced Pledges Scenario as estimated by the International Energy Agency (IEA).

These illustrative impairment sensitivities, both based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% or those representing Net Zero Emission scenario and Announced Pledges Scenario is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. These associated changes reduce the stand-alone impact on the price sensitivities. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivities are therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

Note 15. Joint arrangements and associates

Accounting policies

Joint operations and similar arrangements, joint ventures and associates

A joint arrangement is a contractual arrangement whereby Equinor and other parties undertake an activity subject to joint control, i.e. when decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures. In determining the appropriate classification, Equinor considers the nature of products and markets of the arrangements and whether the substance of the agreements is that the parties involved have rights to substantially all the arrangement's assets and obligations for the liabilities, or whether the parties involved have rights to the net assets of the arrangement. Equinor accounts for its share of assets, liabilities, revenues and expenses in joint operations in accordance with the principles applicable to those particular assets, liabilities, revenues and expenses.

Those of Equinor's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been classified as joint operations. A considerable number of Equinor's unincorporated joint exploration and production activities are conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these activities are accounted for on a pro-rata basis using Equinor's ownership share. Currently, Equinor uses IFRS 11 by analogy for all such unincorporated licence arrangements whether these are in scope of IFRS 11 or not. Reference is made to note 5 Segments for financial information related to Equinor's participation in joint operations within upstream activities.

Joint ventures, in which Equinor has rights to the net assets, are accounted for using the equity method. These currently include the majority of Equinor's investments in the Renewables (REN) operating and reporting segment. Equinor's participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified as equity accounted investments.

Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in Equinor's share of net assets of the entity, less distributions received and less any impairment in value of the investment. The part of an equity accounted investment's dividend distribution exceeding the entity's carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net profit in the investment that exceeds the dividend already reflected as income. The Consolidated statement of income reflects Equinor's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor's main operating activities.

Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business, are accounted for in accordance with the requirements applicable to business combinations. Please refer to note 6 Acquisitions and disposals for more details on acquisitions.

Equinor as operator of joint operations and similar arrangements

Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours' incurred basis to business areas and Equinor-operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements are reimbursed and only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet.

Joint ventures and other equity accounted investments

(in USD million)	2022	2021
Net investments at 1 January	2,686	2,270
Net income/(loss) from equity accounted investments	620	259
Impairment[1)]	(832)	0
Acquisitions and increase in capital	337	475
Dividend and other distributions	(210)	(230)
Other comprehensive income/(loss)	384	(58)
Divestments, derecognition and decrease in paid in capital	(22)	(31)
Other	(205)	1
Net investments at 31 December	2,758	2,686

1) Related to investments in Russia, see also note 6 Acquisitions and disposals.

Equity accounted investments consist of several investments, none above USD 0.6 billion. None of the investments are significant on an individual basis. Voting rights corresponds to ownership.

Note 16. Financial investments and financial receivables

Non-current financial investments

	At 31 December	
(in USD million)	2022	2021
Bonds	1,448	1,822
Listed equity securities	794	1,131
Non-listed equity securities	491	393
Financial investments	2,733	3,346

Bonds and equity securities mainly relate to investment portfolios held by Equinor's captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

Non-current prepayments and financial receivables

	At 31 December	
(in USD million)	2022	2021
Interest-bearing financial receivables	1,658	707
Other interest-bearing receivables	66	276
Prepayments and other non-interest-bearing receivables	339	104
Prepayments and financial receivables	2,063	1,087

Interest-bearing financial receivables consist primarily of receivables from related parties, see note 27 Related parties. Other interest-bearing receivables primarily relate to financial sublease and tax receivables.

Current financial investments

(in USD million)	At 31 December 2022	2021
Time deposits	12,373	7,060
Interest-bearing securities	17,504	14,186
Financial investments	29,876	21,246

At 31 December 2022, current financial investments include USD 410 million in investment portfolios held by Equinor's captive insurance company which mainly are accounted for using fair value through profit or loss. The corresponding balance at 31 December 2021 was USD 300 million.

For information about financial instruments by category, see note 28 Financial instruments and fair value measurement.

Note 17. Inventories

Accounting policies

Inventories

Commodity inventories not held for trading purposes are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation, and manufacturing expenses. With effect from 2022, due to the evolving trading business in the Group, fair value less cost to sell (FVLCS) is considered the appropriate measurement basis for commodity inventories held for trading purposes, with subsequent changes in FV recognised in the Consolidated statement of income under Other revenues. These inventories are categorised within level 2 of the fair value hierarchy. Comparative numbers have not been restated due to materiality.

(in USD million)	At 31 December 2022	2021
Crude oil	2,115	2,014
Petroleum products	451	315
Natural gas	127	642
Commodity inventories at the lower of cost and net realisable value	2,693	2,971
Natural gas held for trading purposes measured at fair value	1,994	0
Other	517	424
Total inventories	5,205	3,395

The write-down of inventories from cost to net realisable value amounted to an expense of USD 143 million and USD 77 million in 2022 and 2021, respectively. Inventories held for trading purposes consist of gas stores held by Danske Commodities.

Note 18. Trade and other receivables

(in USD million)	At 31 December 2022	2021
Trade receivables from contracts with customers[1]	15,213	13,266
Other current receivables	992	1,436
Collateral receivables[2]	3,468	1,576
Receivables from participation in joint operations and similar arrangements	661	491
Receivables from equity accounted associated companies and other related parties	1,276	423
Total financial trade and other receivables	21,611	17,192
Non-financial trade and other receivables	841	736
Trade and other receivables	22,452	17,927

1) Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.
2) Mainly related to cash paid as security for a portion of Equinor's credit exposure.

For more information about the credit quality of Equinor's counterparties, see note 4 Financial risk and capital management. For currency sensitivities, see note 28 Financial instruments and fair value measurement.

Note 19. Cash and cash equivalents

Accounting policies
Cash and cash equivalents are accounted for at amortised cost and include cash in hand, current balances with banks and similar institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date. Contractually mandatory deposits in escrow bank accounts are included as restricted cash if the deposits are provided as part of the Group's operating activities and therefore are deemed as held for the purpose of meeting short-term cash commitments, and the deposits can be released from the escrow account without undue expenses.

(in USD million)	At 31 December 2022	2021
Cash at bank available	2,220	2,673
Time deposits	836	1,906
Money market funds	3,106	2,714
Interest-bearing securities	3,276	4,740
Restricted cash, including collateral deposits	6,140	2,093
Cash and cash equivalents	15,579	14,126

Restricted cash at 31 December 2022 includes collateral deposits of USD 6,128 million related to trading activities. Correspondingly, collateral deposits at 31 December 2021 were USD 2,069 million. Collateral deposits are related to certain requirements of exchanges where Equinor is trading. The terms and conditions related to these requirements are determined by the respective exchanges.

Note 20. Shareholders´ equity and dividends

	Number of shares	NOK per value	NOK	USD
Share capital at 1 January 2022	3,257,687,707	2.50	8,144,219,267.50	1,163,987,792
Capital reduction	(82,217,548)	2.50	(205,543,870.00)	(21,951,527)
Share capital at 31 December 2022	3,175,470,159	2.50	7,938,675,397.50	1,142,036,265

	Number of shares	NOK per value	Common Stock
Authorised and issued	3,175,470,159	2.50	7,938,675,397.50
Treasury shares			
Share buy-back programme	(42,619,172)	2.50	(106,547,930.00)
Employees share saving plan	(10,908,717)	2.50	(27,271,792.50)
Total outstanding shares	3,121,942,270	2.50	7,804,855,675.00

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.

Dividend

During 2022, dividend for the third and for the fourth quarter of 2021 and dividend for the first and second quarter of 2022 were settled. Dividend declared but not yet settled is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2022 relates to the fourth quarter of 2021 and to the first three quarters of 2022.

On 7 February 2023, the board of directors proposed an ordinary cash dividend for the fourth quarter of 2022 of USD 0.30 per share and an extraordinary cash dividend of USD 0.60 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 11 May 2023 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 12 May 2023 and payment date will be 25 May 2023.

	At 31 December	
(in USD million)	2022	2021
Dividends declared	7,549	2,041
USD per share or ADS	2.4000	0.6300
Dividends paid	5,380	1,797
USD per share or ADS	1.6800	0.5600
NOK per share	16.4837	4.8078

Accounting policies

Share buy-back

Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. Treasury shares are not included in the weighted average number of ordinary shares outstanding in the calculation of Earnings per share. The remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.

Share buy-back programme

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

On 7 February 2023, the board proposed an annual share buy-back programme for 2023 with up to USD 6,000 million, including shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor's net debt to capital employed adjusted* stays within the communicated ambition of 15-30 % and this is supported by commodity prices.

On 7 February 2023, the board of directors resolved the commencement of the first tranche of the share buy-back programme for 2023 of a total of USD 1,000 million, including shares to be redeemed from the Norwegian State. The first tranche will end no later than 24 March 2023.

Number of shares	2022	2021
Share buy-back programme at 1 January	13,460,292	-
Purchase	56,290,671	13,460,292
Cancellation	(27,131,791)	-
Share buy-back programme at 31 December	42,619,172	13,460,292

Equity impact of share buy back programmes

(in USD million)	2022	2021
First tranche	330	99
Second tranche	440	330
Third tranche	605	-
Fourth tranche	605	-
Norwegian state share [1)]	1,399	-
Total	3,380	429

1) Relates to the 2021 programme and first tranche of 2022 programme

In February 2022, Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market. The redemption of the proportionate share of 67% from the Norwegian State was approved by the annual general meeting 11 May 2022 and settled in July 2022 as described below.

In May 2022, Equinor launched the second tranche of USD 1,333 million of the 2022 share buy-back programme of which USD 440 million was purchased in the open market. The acquisition of the second tranche in the open market was finalised in July 2022.

In July 2022, Equinor increased the target level of share buy-back for 2022 from USD 5,000 million up to USD 6,000 million and launched the third tranche of USD 1,833 million. USD 605 million was purchased in the open market. The acquisition of the third tranche in the open market was finalised in October 2022.

In October 2022, Equinor launched the fourth and final tranche of the share buy-back programme for 2022 of USD 1,833 million. The fourth tranche of USD 605 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to an irrevocable agreement with a third party. As of 31 December 2022, USD 495 million of the fourth tranche has been purchased in the open market, of which USD 475 million has been settled. The remaining order of the fourth tranche is accrued for and classified as Trade, other payables and provisions. The acquisition of the fourth tranche in the open market was finalised in January 2023.

After having finalised the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the market in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The shares were cancelled on 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the Norwegian State was settled on 20 July 2022.

For the second, third and fourth tranche of the share buy-back programme of 2022, USD 3,350 million of shares from the Norwegian State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of 67% in Equinor.

Employees share saving plan

Number of shares	2022	2021
Share saving plan at 1 January	12,111,104	11,442,491
Purchase	2,127,172	3,412,994
Allocated to employees	(3,329,559)	(2,744,381)
Share saving plan at 31 December	10,908,717	12,111,104

In 2022 and 2021 treasury shares were purchased and allocated to employees participating in the share saving plan for USD 72 million and USD 75 million, respectively. For further information, see note 8 Salaries and personnel expenses.

Note 21. Finance debt

Non-current finance debt

Finance debt measured at amortised cost

	Weighted average interest rates in %[1]		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December[2]	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
Unsecured bonds						
United States Dollar (USD)	3.82	3.88	17,190	17,451	16,167	19,655
Euro (EUR)	1.42	1.42	7,465	7,925	6,782	8,529
Great Britain Pound (GBP)	6.08	6.08	1,652	1,852	1,836	2,674
Norwegian Kroner (NOK)	4.18	4.18	304	340	311	380
Total unsecured bonds			26,612	27,568	25,097	31,237
Unsecured loans						
Japanese Yen (JPY)	4.30	4.30	76	87	90	106
Total unsecured loans			76	87	90	106
Total			26,688	27,655	25,187	31,343
Non-current finance debt due within one year			2,547	250	2,597	268
Non-current finance debt			24,141	27,404	22,590	31,075

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 28 Financial instruments and fair value measurement.

Unsecured bonds amounting to USD 17,190 million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD 8,624 million are swapped into USD. One bond denominated in EUR amounting to USD 797 million is not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 28 Financial instruments and fair value measurement.

Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

No new bonds were issued in 2022.

Out of Equinor's total outstanding unsecured bond portfolio, 38 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 26,302 million at the 31 December 2022 closing currency exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 4 Financial risk and capital management.

Non-current finance debt maturity profile

	At 31 December	
(in USD million)	2022	2021
Year 2 and 3	4,794	5,015
Year 4 and 5	4,510	4,731
After 5 years	14,837	17,659
Total repayment of non-current finance debt	24,141	27,404
Weighted average maturity (years - including current portion)	9	10
Weighted average annual interest rate (% - including current portion)	3.29	3.33

Current finance debt

	At 31 December	
(in USD million)	2022	2021
Collateral liabilities	1,571	2,271
Non-current finance debt due within one year	2,547	250
Other including US Commercial paper programme and bank overdraft	241	2,752
Total current finance debt	4,359	5,273
Weighted average interest rate (%)	2.22	0.51

Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD 227 million as of 31 December 2022 and USD 2,600 million as of 31 December 2021.

Reconciliation of cash flows from financing activities to finance line items in balance sheet

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital / Treasury shares	Non-controlling interest	Dividend payable	Lease liabilities[2]	Total
At 1 January 2022	27,404	5,273	(1,577)	(2,027)	14	582	3,562	
New finance debt								-
Repayment of finance debt	(250)							(250)
Repayment of lease liabilities							(1,366)	(1,366)
Dividend paid						(5,380)		(5,380)
Share buy-back				(3,315)				(3,315)
Net current finance debt and other finance activities		(2,982)	(2,038)	(73)	(8)			(5,102)
Net cash flow from financing activities	(250)	(2,982)	(2,038)	(3,388)	(8)	(5,380)	(1,366)	(15,414)
Transfer to current portion	(2,297)	2,297						
Effect of exchange rate changes	(710)	(78)	145		(3)		(149)	
Dividend declared						7,549		
New leases							1,644	
Other changes	(7)	(151)		30	(2)	57	(24)	
Net other changes	(3,014)	2,068	145	30	(5)	7,606	1,471	
At 31 December 2022	24,141	4,359	(3,468)	(5,385)	1	2,808	3,667	

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital / Treasury shares	Non-controlling interest	Dividend payable	Lease liabilities[2]	Total
At 1 January 2021	29,118	4,591	(967)	(1,588)	19	357	4,406	
New finance debt								-
Repayment of finance debt	(2,675)							(2,675)
Repayment of lease liabilities							(1,238)	(1,238)
Dividend paid						(1,797)		(1,797)
Share buy-back				(321)				(321)
Net current finance debt and other finance activities	(335)	2,273	(651)	(75)	(18)			1,195
Net cash flow from financing activities	(3,010)	2,273	(651)	(396)	(18)	(1,797)	(1,238)	(4,836)
Transfer to current portion	1,724	(1,724)						
Effect of exchange rate changes	(422)	(8)	41		(1)		(61)	
Dividend declared						2,041		
New leases							476	
Other changes	(6)	141	-	(43)	14	(19)	(21)	
Net other changes	1,296	(1,591)	41	(43)	13	2,022	394	
At 31 December 2021	27,404	5,273	(1,577)	(2,027)	14	582	3,562	

1) Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 18 Trade and other receivables for more information.
2) See note 25 Leases for more information.

Note 22. Pensions

Accounting policies

Equinor has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. A portion of the contributions are provided for as notional contributions, for which the liability increases with a promised notional return, set equal to the actual return of assets invested through the ordinary defined contribution plan. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

Equinor's proportionate share of multi-employer defined benefit plans is recognised as liabilities in the Consolidated balance sheet as sufficient information is considered available, and a reliable estimate of the obligation can be made.

The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary. Equinor's net obligation from defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date, reflecting the maturity dates approximating the terms of Equinor's obligations. On 31 December 2022, the discount rate for the defined benefit plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Equinor's payment portfolio for earned benefits, which was calculated to be 13.5 years at the end of 2022. The present values of the defined benefit obligation, the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for expected wage growth, expected rate of pension increase and the expected increase of social security base amount (G-amount) are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. For members in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.

The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for Equinor, either as a possible distribution to premium fund which can be used for future funding of new liabilities, or as disbursement of equity in the pension fund.

The net interest related to defined benefit plans is calculated by applying the discount rate to the net present value of the benefit obligation and is presented in the Consolidated statement of income within Net financial items. The difference between estimated interest income and actual return is recognised in the Consolidated statement of comprehensive income as actuarial gains/losses.

Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Equinor ASA's functional currency being USD, the significant part of Equinor's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligations include the impact of exchange rate fluctuations.

Contributions to defined contribution schemes are recognised in the Consolidated statement of income as pension costs in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement of income as periodic pension cost, while changes in fair value of the employees' notional assets are reflected in the Consolidated statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor's operated joint operations (licences) on an hours' incurred basis and recognised in the Consolidated statement of income based on the function of the cost.

Pension plans in Equinor
The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans which includes certain unfunded elements (notional contribution plans). In addition, several employees and former employees of the Equinor Group is a member of certain defined benefit plans. The benefit plan in Equinor ASA was closed in 2015 for new employees and for employees with more than 15 years to regular retirement age. Equinor's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme. The Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian Mandatory Company Pensions Act.

The defined benefit plans in Norway are managed and financed through Equinor Pensjon (Equinor's pension fund - hereafter Equinor Pension). Equinor Pension is an independent pension fund that covers the employees in Equinor's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Equinor Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licenced to operate as a pension fund.

Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The tables in this note present pension costs on a gross basis before allocation to licence partners. In the Consolidated statement of income, the pension costs in Equinor ASA are presented net of costs allocated to licence partners.

Equinor is also a member of a Norwegian national agreement-based early retirement plan ("AFP"), and the premium is calculated based on the employees' income but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G). The premium is payable for all employees until age 62. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime.

Net pension cost

(in USD million)	2022	2021	2020
Notional contribution plans	57	60	55
Defined benefit plans	188	216	184
Defined contribution plans	213	213	192
Total net pension cost	458	488	432

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans amounts to USD 105 million in 2022 and USD 238 million in 2021. Interest income of USD 116 million has been recognised in 2022, and USD 106 million in 2021.

Changes in pension liabilities and plan assets during the year

(in USD million)	2022	2021
Pension liabilities at 1 January	9,358	9,216
Current service cost	183	208
Interest cost	105	238
Actuarial (gains)/losses and currency effects	(1,785)	(72)
Changes in notional contribution liability and other effects	67	63
Benefits paid	(258)	(295)
Pension liabilities at 31 December	7,670	9,358
Fair value of plan assets at 1 January	6,404	6,234
Interest income	116	106
Return on plan assets (excluding interest income)	(622)	291
Company contributions	104	114
Benefits paid	(121)	(137)
Other effects	6	-
Foreign currency translation effects	(669)	(204)
Fair value of plan assets at 31 December	5,218	6,404
Net pension liability at 31 December	2,452	2,954
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,219	1,449
Liability recognised as non-current pension liabilities (unfunded plans)	3,671	4,403
Pension liabilities specified by funded and unfunded pension plans	7,670	9,358
Funded	3,999	4,955
Unfunded	3,671	4,403

Equinor recognised an actuarial gain from changes in financial assumptions in 2022, mainly due to a larger increase in discount rate compared to the other assumptions. An actuarial loss was recognised in 2021.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2022	2021	2020
Net actuarial (losses)/gains recognised in OCI during the year	174	63	3
Foreign currency translation effects	287	84	(109)
Tax effects of actuarial (losses)/gains recognised in OCI	(105)	(35)	19
Recognised directly in OCI during the year, net of tax	356	112	(87)

Actuarial assumptions

	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %	
Rounded to the nearest quartile	2022	2021	2022	2021
Discount rate	2.00	1.75	3.75	2.00
Rate of compensation increase	2.50	2.00	3.50	2.50
Expected rate of pension increase	1.75	1.25	2.75	1.75
Expected increase of social security base amount (G-amount)	2.25	2.00	3.25	2.25
Weighted-average duration of the defined benefit obligation			13.5	15.2

The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Sensitivity analysis

The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2022.

The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these assumptions.

	Discount rate		Expected rate of compensation increase		Expected rate of pension increase		Mortality assumption	
(in USD million)	**0.50%**	**-0.50%**	**0.50%**	**-0.50%**	**0.50%**	**-0.50%**	**+ 1 year**	**- 1 year**
Effect on:								
Defined benefit obligation at 31 December 2022	(491)	553	109	(104)	462	(422)	285	(257)
Service cost 2023	(16)	18	8	(7)	12	(11)	6	(5)

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and real estate.

The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2022. The portfolio weight during a year will depend on the risk capacity.

(in %)	**2022**	**2021**	**Target portfolio weight**
Equity securities	32.9	34.1	29-38
Bonds	53.1	50.2	46-59
Money market instruments	7.4	9.1	0-14
Real estate	6.6	6.6	5-10
Total	100.0	100.0	

In 2022, 44% of the equity securities and 3% of bonds had quoted market prices in an active market. 54% of the equity securities, 97% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.

In 2021, 61% of the equity securities and 3% of bonds had quoted market prices in an active market. 37% of the equity securities, 97% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.

For definition of the various levels, see note 28 Financial instruments and fair value measurement.

Estimated company contributions to be made to Equinor Pension in 2023 is approximately USD 108 million.

Note 23. Provisions and other liabilities

Accounting policies

Asset retirement obligations (ARO)
Provisions for asset retirement obligations (ARO) are recognised when Equinor has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations or be based on commitments associated with Equinor's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers.

The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a market-based risk-free rate based on the applicable currency and time horizon of the underlying cash flows. The provisions are classified under Provisions in the Consolidated balance sheet.

When a provision for ARO is recognised, a corresponding amount is recognised to increase the related property, plant and equipment and is subsequently depreciated as part of the property, plant and equipment. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment. When a decrease in the ARO related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of Depreciation, amortisation and net impairment losses in the Consolidated statement of income. When an asset has reached the end of its useful life, all subsequent changes to the ARO are recognised as they occur in Operating expenses in the Consolidated statement of income.

Removal provisions associated with Equinor's role as shipper of volumes through third party transport systems are expensed as incurred.

<u>Estimation uncertainty regarding asset retirement obligations</u>
Establishing the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to renewable energy sources may also influence the production period, hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary considerably depending on the assumed removal complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of ARO and subsequent adjustments involve the application of significant judgement.

(in USD million)	Asset retirement obligations	Other provisions and liabilities, including claims and litigations	Total
Non-current portion at 31 December 2021	17,279	2,620	19,899
Current portion at 31 December 2021 reported as Trade, other payables and provisions	138	1,566	1,704
Provisions and other liabilities at 31 December 2021	17,417	4,186	21,603
New or increased provisions and other liabilities	998	497	1,495
Change in estimates	(255)	1,283	1,028
Amounts charged against provisions and other liabilities	(204)	(1,830)	(2,034)
Effects of change in the discount rate	(4,920)	(212)	(5,132)
Reduction due to divestments	(361)	(181)	(542)
Accretion expenses	387	62	449
Reclassification and transfer	(46)	841	795
Foreign currency translation effects	(1,282)	(88)	(1,370)
Provisions and other liabilities at 31 December 2022	11,734	4,558	16,292
Non-current portion at 31 December 2022	11,569	4,064	15,633
Current portion at 31 December 2022 reported as Trade, other payables and provisions	165	494	659

Equinor's estimated asset retirement obligations (ARO) have decreased by USD 5,683 million to USD 11,734 million at 31 December 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

In certain production sharing agreements (PSA), Equinor´s estimated share of asset retirement obligation (ARO) is paid into an escrow account over the producing life of the field. These payments are considered down-payments of the liabilities and included in the line item Amounts charged against provisions and other liabilities.

Claims and litigations mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For further information on provisions and contingent liabilities, see note 26 Other commitments, contingent liabilities and contingent assets.

The timing of cash outflows of asset retirement obligations depends on the expected cease of production at the various facilities.

Line item Change in estimates includes USD 791 million related to SDFI liability. See note 27 Related parties for further details.

Line item Amounts charged against provisions and other liabilities includes settlement of USD 1,050 million related to Brazilian Offshore licence BM-S-8.

Sensitivities with regards to discount rate on the total ARO portfolio

The discount rate sensitivity has been calculated by assuming a reasonably possible change of 1.2 percentage points. An increase in the discount rate of 1.2 percentage points would reduce the ARO liability by USD 1,705 million. A corresponding reduction would increase the liability by USD 2,190 million. See note 3 Consequences of initiatives to limit climate changes for sensitivity with regards to change in the removal year.

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions and liabilities, including claims and litigations	Total
2023 - 2027	1,201	3,664	4,865
2028 - 2032	1,239	198	1,437
2033 - 2037	4,058	158	4,216
2038 - 2042	3,429	24	3,453
Thereafter	1,807	514	2,321
At 31 December 2022	11,734	4,558	16,292

Note 24. Trade, other payables and provisions

(in USD million)	At 31 December 2022	2021
Trade payables	6,207	6,249
Non-trade payables and accrued expenses	2,688	2,181
Payables due to participation in joint operations and similar arrangements	2,074	1,876
Payables to equity accounted associated companies and other related parties	1,479	2,045
Total financial trade and other payables	12,449	12,350
Current portion of provisions and other non-financial payables	903	1,960
Trade, other payables and provisions	13,352	14,310

Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 23 Provisions and other liabilities and in note 26 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 28 Financial instruments and fair value measurement. For further information on payables to equity accounted associated companies and other related parties, see note 27 Related parties.

Note 25. Leases

Accounting policies

Leases

A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments (including extension options considered reasonably certain to be exercised) is recognised as a lease liability. The present value is calculated using Equinor's incremental borrowing rate. A corresponding right-of-use (RoU) asset is recognised, including lease payments and direct costs incurred at the commencement date. Lease payments are reflected as interest expense and a reduction of lease liabilities. The RoU assets are depreciated over the shorter of each contract's term and the assets' useful life.

Short term leases (12 months or less) and leases of low value assets (regarded as such when the sum of nominal lease payments over the lease term do not exceed USD 500.000) are expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used.

Many of Equinor's lease contracts, such as rig and vessel leases, involve several additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts are accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved.

<u>Accounting judgement regarding leases</u>

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 Leases requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and consequently whether such contracts should be reflected gross (100%) in the operator's financial statements, or according to each joint operation partner's proportionate share of the lease.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor as this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences).

As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, Equinor's proportionate share of the related lease liability and RoU asset will be recognised net by Equinor. When Equinor is considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%). Equinor derecognises a portion of the RoU asset equal to the non-operator's interests in the lease, and replace it with a corresponding financial lease receivable, if a financial sublease is considered to exist between Equinor and the licence. A financial sublease will typically exist where Equinor enters into a contract in its own name, has the primary responsibility for the external lease payments, the underlying asset will only be used on one specific licence, and the costs and risks related to the use of the asset are carried by that specific licence. Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

Equinor leases certain assets, notably drilling rigs, transportation vessels, storages and office facilities for operational activities. Equinor is mostly a lessee, and the use of leases serves operational purposes rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2022		2021
Lease liabilities at 1 January		3,562		4,406
New leases, including remeasurements and cancellations		1,644		476
Gross lease payments	(1,484)		(1,350)	
Lease interest	95		91	
Lease repayments	(1,389)	(1,389)	(1,259)	(1,259)
Foreign currency translation effects		(149)		(61)
Lease liabilities at 31 December		3,667		3,562
Current lease liabilities		1,258		1,113
Non-current lease liabilities		2,409		2,449

Lease expenses not included in lease liabilities

(in USD million)	2022	2021
Short-term lease expenses	286	160

Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable lease expense and lease expense related to leases of low value assets are not significant.

Equinor recognised revenues of USD 319 million in 2022 and USD 272 million in 2021 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor.

Non-current lease liabilities maturity profile

	At 31 December	
(in USD million)	**2022**	**2021**
Year 2 and 3	1,360	1,164
Year 4 and 5	483	586
After 5 years	566	699
Total repayment of non-current lease liabilities	2,409	2,449

The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 12 Property, plant and equipment.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 26 Other commitments, contingent liabilities and contingent assets.

A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 4 Financial risk and capital management.

Note 26. Other commitments, contingent liabilities and contingent assets

Accounting policies

Estimation uncertainty regarding levies
Equinor's global business activities are subject to different indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters and public fiscal balances, by issuing new laws or other regulations stipulating changes in value added tax, tax on emissions, customs duties or other levies which may affect profitability and even the viability of Equinor's business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations. Equinor's legal department, together with local legal representatives, estimate the outcome from such legal disputes based on first-hand knowledge. Such estimates may differ from the actual results.

Contractual commitments
Equinor had contractual commitments of USD 5,454 million as of 31 December 2022. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities. It also includes Equinors' estimated expenditures related to commitments to drill a certain number of wells, commitments which sometimes can be a prerequisite to be awarded oil and gas exploration and production licences.

At the end of 2022, Equinor was committed to participate in 40 wells, with an average ownership interest of approximately 42%. Equinor's share of estimated expenditures to drill these wells amounts to USD 566 million. Additional wells that Equinor may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

Other long-term commitments
Equinor has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor's full proportionate share. For assets (such as pipelines) that are included in the Equinor accounts through joint operations or similar arrangements, and where consequently Equinor's share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor's proportionate share of the commitment less Equinor's ownership share in the applicable entity).

The table below also includes USD 3,033 million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. For commenced leases, please refer to note 25 Leases.

Nominal minimum other long-term commitments at 31 December 2022:

(in USD million)	
2023	2,603
2024	2,103
2025	1,892
2026	1,260
2027	1,309
Thereafter	5,733
Total other long-term commitments	14,900

Guarantees

Equinor has guaranteed for its proportionate share of some of our associates' long-term bank debt, payment obligations under contracts, and certain third-party obligations. The total amount guaranteed at year-end 2022 is USD 1,725 million. The book value of the guarantees is immaterial.

Contingent liabilities and contingent assets

Agbami dispute settlement agreement and licence extension

During 2022, an agreement was reached in a three-year long negotiation between the parties Nigerian National Petroleum Company Limited (NNPC), Chevron and Equinor. The parties have agreed to an extension of the operating licence period and the related Production Sharing Contract (PSC) for Oil Mining Lease (OML) 128 of the unitised Agbami field until 2042. At the same time, the parties agreed outstanding legal disputes related to the allocation between the parties of cost oil, tax oil and profit oil volumes. The settlement agreement awards Equinor with an amicable compensation for overlifted volumes, which will be payable over the 20-year licence extension. The amounts and timing of payments to be received depend on a number of factors related to operation of the field, as well as future oil prices and production volumes. Equinor will consequently recognise settlement payments when received, and no amounts have been recognised in the Consolidated statement of income or Balance sheet for 2022. The parties are currently undertaking necessary legal actions in order to formally close the legal disputes.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)

Petrofac International (UAE) LLC ("PIUL") was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalised the development of 4 gas fields in central Algeria). Following suspension of activity after the terrorist attack at another gas field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests ("VoRs") related to the costs incurred for stand-by and remobilization costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD 533 million, of which Equinor holds a 31.85% share. Equinor's maximum exposure amounts to USD 163 million. Equinor has provided for its best estimate in the matter.

Withholding tax dispute regarding remittances from Brazil to Norway

Remittances made from Brazil for services are normally subject to withholding income tax. In 2012, Equinor's subsidiaries in Brazil filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy AS for services without transfer of technology based on the Double Tax Treaty Brazil has with Norway. Court proceedings through several levels in the legal system have been ongoing since a first level decision in Equinor's favour was reached in 2013, and a final verdict has not yet been reached. Withholding tax has not been paid since 2014. Equinor's maximum exposure is estimated at approximately USD 146 million. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor

In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. The case was appealed by the plaintiff and Equinor has filed counter arguments. At the end of 2022, the acquired interest remains in Equinor's balance sheet, where the assets related to phase 1 have been reclassified to property, plant and equipment and the assets related to phase 2 are presented as intangible assets, all of which are part of the Exploration & Production International (E&P International) segment.

Brazilian law creating uncertainty regarding certain tax incentives

Equinor is currently part in two legal matters in the state of Rio de Janeiro in Brazil related to a law requiring taxpayers that benefits from ICMS tax incentives (i.e. Repetro) to deposit 10% of the savings made from such benefits into a state fund. Equinor is of the opinion that specific incentives so far relevant for the Roncador and Peregrino fields are not in scope of the law, while the state of Rio de Janeiro requires deposits to be

paid with the addition of fines and interests. Several legal actions to oppose the laws and related payments have therefore been initiated by both Equinor's peers and the Brazilian Petroleum and Gas Institute (IBP). At year-end 2022, the maximum exposure for Equinor in these various matters has been estimated to a total of USD 132 million. Equinor is of the opinion that the law is unconstitutional, especially for Repetro incentives, and this will be upheld in future legal proceedings. No amounts have consequently been provided for in the financial statements.

KKD oil sands partnership

Canadian tax authorities have issued a notice of reassessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The reassessment, which has been appealed, adjusts the allocation of the proceeds of disposition of certain Canadian resource properties from the partnership. Maximum exposure is estimated to be approximately USD 372 million. The appeal process with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium N.V

In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length's principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in 2021. During 2022, the tax authorities reversed their decision and accepted Equinor's initial position. The tax payment has been reimbursed to Equinor, adjusted for changes in tax rates. The adjustment, which has been recognised as tax expense in the Consolidated statement of income in 2022, is considered immaterial.

Dispute with Norwegian tax authorities regarding R&D costs in the offshore tax regime

Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. During 2022, the Oil Taxation Office (OTO) informed Equinor that it had decided to accept Equinor's position regarding certain disputed items, resulting in a reduction in Equinor's maximum exposure. Further, Equinor has accepted an increase in taxable income for both onshore and offshore tax. A previously recognised provision of USD 95 million has been reclassified to current tax payable. Equinor's Income tax expense was not affected by this development, and the remaining expected maximum exposure related to R&D costs in the offshore tax regime is considered immaterial.

Dispute with Norwegian tax authorities regarding internal pricing of natural gas liquids

The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to Equinor ASA in the years 2011-2020. During 2022 there has been development in various elements of these cases, where parts of the previous exposure have been resolved or have reached the end of available appeal processes, and other parts have been appealed. Following these developments, which did not impact the Consolidated statement of income significantly, the maximum exposure regarding the gas liquid pricing remains at an estimated USD 71 million. Equinor has provided for its best estimate in the matter.

Other claims

During the normal course of its business, Equinor is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Consolidated financial statements for probable liabilities related to litigation and claims based on its best estimate. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings. Equinor is actively pursuing the above disputes through the contractual and legal means available in each case, but the timing of the ultimate resolutions and related cash flows, if any, cannot at present be determined with sufficient reliability.

Provisions related to claims other than those related to income tax are reflected within note 23 Provisions and other liabilities. Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain tax assets are reflected as current or deferred tax assets.

Note 27. Related parties

Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2022, the Norwegian State had an ownership interest in Equinor of 67.0% (excluding Folketrygdfondet, the Norwegian national insurance fund, of 3.4%). This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. The responsibility for the Norwegian State`s shareholding in Equinor was transferred from the Ministry of Petroleum and Energy to the Ministry of Trade and Industry on 1 January 2022.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 12,617 million, USD 9,572 million and USD 5,108 million in 2022, 2021 and 2020, respectively. These purchases of oil and natural gas liquids are recorded in Equinor ASA. In addition, Equinor ASA sells in its own name, but for the Norwegian State's account and risk, the Norwegian State's gas production. These transactions are presented net. For further information please see note 7 Total revenues and other income. The most significant items included in the line-item Payables to equity accounted associated companies and other related parties in note 24 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

The line-item Prepayments and Financial Receivables includes USD 1,461 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year end 2021 the corresponding amount was USD 435 million. The increase is mainly related to increased volumes and higher cost price on the gas storage. A corresponding non-current liability of USD 1,461 million has been recognized, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary.

Other transactions
In its ordinary business operations Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Equinor has ownership interests. Such transactions are included within the applicable captions in the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Petroleum and Energy. Gassco's activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this respect amounted to USD 1,210 million, USD 1,030 million and USD 896 million in 2022, 2021 and 2020, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor's capacity payment net of Equinor's own ownership interests in Gassco operated infrastructure. In addition, Equinor ASA manages, in its own name, but for the Norwegian State's account and risk, the Norwegian State's share of the Gassco costs. These transactions are presented net. Equinor has had transactions with other associated companies and joint ventures in the course of its ordinary business, for which amounts have not been disclosed due to materiality. In addition, Equinor has had transactions with joint operations and similar arrangements where Equinor is operator. Indirect operating expenses incurred as operator are charged to the joint operation or similar arrangement based on the "no-gain/no-loss" principle.

Related party transactions with management are presented in note 8 Salaries and personnel expenses.

Note 28. Financial instruments and fair value measurement

Accounting policies

Financial assets

Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset. The subsequent measurement of the financial assets depends on which category they have been classified into at inception: Financial investments at amortised cost, at fair value through profit or loss, and at fair value through other comprehensive income. The classification is based on an evaluation of the contractual terms and the business model applied.

Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Current financial investments are primarily accounted for at amortised cost but also at fair value through profit or loss, depending on classification.

Trade receivables are carried at the original invoice amount less a provision for doubtful receivables which represent expected losses computed on a probability-weighted basis.

A part of Equinor's financial investments is managed together as an investment portfolio of Equinor's captive insurance company and is held in order to comply with specific regulations for capital retention. The investment portfolio is managed and evaluated on a fair value basis in accordance with an investment strategy and is accounted for at fair value through profit or loss.

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty.

Financial assets are derecognised when rights to cash flows and risks and rewards of ownership are transferred through a sales transaction or the contractual rights to the cash flows expire, are redeemed, or cancelled. Gains and losses arising on the sale, settlement or cancellation of financial assets are recognised within Net financial items.

Financial liabilities

Financial liabilities are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the liability. The subsequent measurement of financial liabilities is either as financial liabilities at fair value through profit or loss or financial liabilities measured at amortised cost using the effective interest method, depending on classification. The latter applies to Equinor's non-current bank loans and bonds.

Financial liabilities are presented as current if the liability is expected to be settled as part of Equinor's normal operating cycle, the liability is due to be settled within 12 months after the balance sheet date, Equinor does not have the right to defer settlement of the liability more than 12 months after the balance sheet date, or if the liabilities are held for the purpose of being traded.

Financial liabilities are derecognised when the contractual obligations are settled, or if they expire, are discharged or cancelled. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised within Net financial items.

Derivative financial instruments

Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit and loss. The impact of commodity-based derivative financial instruments is recognised in the Consolidated statement of income as Other revenues, as such derivative instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other derivative financial instruments is reflected under Net financial items.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or liabilities expected to be settled, or with the legal right to be settled more than 12 months after the balance sheet date, are classified as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as current.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. Such sales and purchases of physical commodity volumes are reflected in the Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, which are recognised upon delivery.

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not qualifying as own use prior to settlement, the changes in fair value are included in Gain/loss on commodity derivatives (part of Other revenues, see note 7 Total revenues and other

income). When these derivatives are physically settled, the previously recognised unrealised gain/loss is included in Physically settled commodity derivatives (also part of Other revenues). The physical deliveries made through such contracts are included in Revenue from contracts with customers at contract price.

Derivatives embedded in host contracts which are not financial assets within the scope of IFRS 9 are recognised as separate derivatives and are reflected at fair value with subsequent changes through profit and loss, when their risks and economic characteristics are not closely related to those of the host contracts, and the host contracts are not carried at fair value. Where there is an active market for a commodity or other non-financial item referenced in a purchase or sale contract, a pricing formula will, for instance, be considered to be closely related to the host purchase or sales contract if the price formula is based on the active market in question. A price formula with indexation to other markets or products will however result in the recognition of a separate derivative. Where there is no active market for the commodity or other non-financial item in question, Equinor assesses the characteristics of such a price related embedded derivative to be closely related to the host contract if the price formula is based on relevant indexations commonly used by other market participants. This applies to certain long-term natural gas sales agreements.

Financial instruments by category

The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 21 Finance debt for fair value information of non-current bonds and bank loans.

At 31 December 2022 (in USD million)	**Note**	**Amortised cost**	**Fair value through profit or loss**	**Non-financial assets**	**Total carrying amount**
Assets					
Non-current derivative financial instruments			691		691
Non-current financial investments	16	117	2,616		2,733
Prepayments and financial receivables	16	1,658		404	2,063
Trade and other receivables	18	21,611		841	22,452
Current derivative financial instruments			4,039		4,039
Current financial investments	16	29,577	300		29,876
Cash and cash equivalents	19	12,473	3,106		15,579
Total		65,436	10,752	1,245	77,433

At 31 December 2021 (in USD million)	**Note**	**Amortised cost**	**Fair value through profit or loss**	**Non-financial assets**	**Total carrying amount**
Assets					
Non-current derivative financial instruments			1,265		1,265
Non-current financial investments	16	253	3,093		3,346
Prepayments and financial receivables	16	707		380	1,087
Trade and other receivables	18	17,192		736	17,927
Current derivative financial instruments			5,131		5,131
Current financial investments	16	20,946	300		21,246
Cash and cash equivalents	19	11,412	2,714		14,126
Total		50,510	12,503	1,116	64,128

At 31 December 2022 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	21	24,141			24,141
Non-current derivative financial instruments			2,376		2,376
Trade, other payables and provisions	24	12,449		903	13,352
Current finance debt	21	4,359			4,359
Dividend payable		2,808			2,808
Current derivative financial instruments			4,106		4,106
Total		43,757	6,482	903	51,142

At 31 December 2021 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	21	27,404			27,404
Non-current derivative financial instruments			767		767
Trade, other payables and provisions	24	12,350		1,960	14,310
Current finance debt	21	5,273			5,273
Dividend payable		582			582
Current derivative financial instruments			4,609		4,609
Total		45,609	5,376	1,960	52,945

Measurement of fair values

Quoted prices in active markets represent the best evidence of fair value and are used by Equinor in determining the fair values of assets and liabilities to the extent possible. Financial instruments quoted in active markets will typically include financial instruments with quoted market prices obtained from the relevant exchanges or clearing houses. The fair values of quoted financial assets, financial liabilities and derivative instruments are determined by reference to mid-market prices, at the close of business on the balance sheet date.

Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's-length market transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and pricing models and related internal assumptions. In the valuation techniques, Equinor also takes into consideration the counterparty and its own credit risk. This is either reflected in the discount rate used or through direct adjustments to the calculated cash flows. Consequently, where Equinor reflects elements of long-term physical delivery commodity contracts at fair value, such fair value estimates to the extent possible are based on quoted forward prices in the market and underlying indexes in the contracts, as well as assumptions of forward prices and margins where observable market prices are not available. Similarly, the fair values of interest and currency swaps are estimated based on relevant quotes from active markets, quotes of comparable instruments, and other appropriate valuation techniques.

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value
At 31 December 2022								
Level 1	903	0	-	25		0	(60)	868
Level 2	1,222	97	300	3,722	3,106	(2,352)	(3,952)	2,143
Level 3	491	594		292		(24)	(94)	1,259
Total fair value	2,616	691	300	4,039	3,106	(2,376)	(4,106)	4,270
At 31 December 2021								
Level 1	860	-	-	949		-	(69)	1,740
Level 2	1,840	884	300	4,108	2,714	(762)	(4,539)	4,545
Level 3	393	380		74		(4)		843
Total fair value	3,093	1,265	300	5,131	2,714	(767)	(4,609)	7,127

Level 1, fair value based on prices quoted in an active market for identical assets or liabilities, includes financial instruments actively traded and for which the values recognised in the Consolidated balance sheet are determined based on observable prices on identical instruments. For Equinor this category will, in most cases, only be relevant for investments in listed equity securities and government bonds.

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Equinor's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Equinor uses forward prices on crude oil, natural gas, interest rates and foreign currency exchange rates as inputs to the valuation models to determine the fair value of it derivative financial instruments.

Level 3, fair value based on unobservable inputs, includes financial instruments for which fair values are determined on the basis of input and assumptions that are not from observable market transactions. The fair values presented in this category are mainly based on internal assumptions. The internal assumptions are only used in the absence of quoted prices from an active market or other observable price inputs for the financial instruments subject to the valuation.

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when

determining the fair value of these contracts, would be to extrapolate the last observable forward prices with inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD 0.5 billion at end of 2022, while at end of 2021 the increase in fair value was approximately USD 0.4 billion.

The reconciliation of the changes in fair value during 2022 and 2021 for financial instruments classified as level 3 in the hierarchy is presented in the following table.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Total amount
Opening at 1 January 2022	393	380	74	(4)	0	843
Total gains and losses recognised in statement of income	(50)	243	197	(20)	0	370
Purchases	175		10		(120)	65
Sales	-	-	2	-	22	24
Settlement	(7)		(64)			(71)
Transfer into level 3	-		80		5	85
Foreign currency translation effects	(19)	(30)	(7)		(1)	(57)
Closing at 31 December 2022	492	593	292	(24)	(94)	1,259
Opening at 1 January 2021	308	330	24	(5)	-	657
Total gains and losses recognised in statement of income	(23)	58	72	1	-	108
Purchases	119					119
Settlement	(7)		(20)			(27)
Transfer out of level 3	-					-
Foreign currency translation effects	(3)	(8)	(2)			(13)
Closing at 31 December 2021	393	380	74	(4)	-	843

During 2022 the financial instruments within level 3 have had a net increase in fair value of USD 416 million. The USD 370 million recognised in the Consolidated statement of income during 2022 are mainly related to changes in fair value of certain embedded derivatives and earn-out agreements. .

Note 29. Subsequent events

Agreement to acquire Suncor Energy UK Limited
On 3 March 2023, Equinor entered into an agreement to acquire 100% of Suncor Energy UK Limited for a total consideration of USD 850 million before adjustments for working capital and net cash. USD 250 million is contingent on final investment decision on the Rosebank field. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). Closing of the transaction is expected in the first half of 2023 subject to relevant regulatory approvals and will be recognised in the E&P International segment.

Parent company financial statements

STATEMENT OF INCOME EQUINOR ASA

(in USD million)	Note	Full year 2022	2021
Revenues	3	**68,154**	50,088
Net income/(loss) from subsidiaries and other equity accounted investments	10	**28,630**	9,806
Other income		**0**	1
Total revenues and other income		**96,784**	59,894
Purchases [net of inventory variation]		**(64,932)**	(47,742)
Operating expenses		**(2,499)**	(1,493)
Selling, general and administrative expenses		**(342)**	(280)
Depreciation, amortisation and net impairment losses	9	**(623)**	(589)
Exploration expenses		**(23)**	(47)
Total operating expenses		**(68,419)**	(50,151)
Net operating income/(loss)		**28,365**	9,744
Interest expenses and other finance expenses		**(1,889)**	(1,088)
Other financial items		**1,002**	(771)
Net financial items	7	**(888)**	(1,860)
Income/(loss) before tax		**27,477**	7,884
Income tax	8	**68**	278
Net income/(loss)		**27,546**	8,162

STATEMENT OF COMPREHENSIVE INCOME EQUINOR ASA

		Full year	
(in USD million)	Note	2022	2021
Net income/(loss)		27,546	8,162
Actuarial gains/(losses) on defined benefit pension plans		461	147
Income tax effect on income and expense recognised in OCI[1]		(105)	(35)
Items that will not be reclassified to the Statement of income	17	356	111
Foreign currency translation effects		(2,389)	(645)
Share of OCI from equity accounted investments	10	424	0
Items that may subsequently be reclassified to the Statement of income		(1,965)	(645)
Other comprehensive income/(loss)		(1,609)	(534)
Total comprehensive income/(loss)		25,937	7,629
Attributable to the equity holders of the company		25,937	7,629

1) Other Comprehensive Income (OCI).

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2022	At 31 December 2021
ASSETS			
Property, plant and equipment	9, 20	**2,021**	1,834
Intangible assets		**4**	2
Investments in subsidiaries and other equity accounted companies	10	**50,548**	36,316
Deferred tax assets	8	**1,354**	1,117
Pension assets	17	**1,163**	1,359
Derivative financial instruments	2	**95**	900
Financial investments		**166**	363
Prepayments and financial receivables		**1,838**	839
Receivables from subsidiaries and other equity accounted companies	11	**19,129**	18,755
Total non-current assets		**76,319**	61,485
Inventories	12	**1,771**	2,676
Trade and other receivables	13	**14,190**	13,464
Receivables from subsidiaries and other equity accounted companies	11	**26,413**	19,841
Derivative financial instruments	2	**979**	1,719
Financial investments	11	**29,466**	20,946
Cash and cash equivalents	14	**10,204**	10,850
Total current assets		**83,023**	69,495
Total assets		**159,342**	130,980

(in USD million)	Note	At 31 December 2022	At 31 December 2021
EQUITY AND LIABILITIES			
Share capital		**1,142**	1,164
Additional paid-in capital		**0**	3,231
Reserves for valuation variances		**8,705**	29
Reserves for unrealised gains		**131**	906
Retained earnings		**40,936**	32,098
Total equity	15	**50,914**	37,428
Finance debt	16	**24,141**	27,404
Lease liabilities	20	**1,269**	1,209
Liabilities to subsidiaries and other equity accounted companies		**315**	159
Pension liabilities	17	**3,656**	4,378
Provisions and other liabilities	18	**1,841**	674
Derivative financial instruments	2	**2,376**	767
Total non-current liabilities		**33,598**	34,591
Trade, other payables and provisions	19	**4,037**	4,326
Current tax payable		**255**	1
Finance debt	16	**2,786**	3,743
Lease liabilities	20	**528**	487
Dividends payable	15	**5,608**	1,870
Liabilities to subsidiaries and other equity accounted companies	11	**59,587**	47,360
Derivative financial instruments	2	**2,029**	1,176
Total current liabilities		**74,830**	58,961
Total liabilities		**108,428**	93,552
Total equity and liabilities		**159,342**	130,980

STATEMENT OF CASH FLOWS EQUINOR ASA

		Full year	
(in USD million)	Note	2022	2021
Income/(loss) before tax		27,477	7,884
Depreciation, amortisation and net impairment	9	623	589
(Gains)/losses on foreign currency transactions and balances		(756)	389
(Income)/loss from equity accounted subsidiaries and investments without cash effects		(20,758)	(5,276)
(Increase)/decrease in other items related to operating activities		(321)	794
(Increase)/decrease in net derivative financial instruments	2	561	2,023
Interest received		1,059	759
Interest paid		(1,763)	(1,054)
Cash flows provided by operating activities before taxes paid and working capital items		6,122	6,108
Taxes paid		135	(216)
(Increase)/decrease in working capital		2,665	(2,974)
Cash flows provided by operating activities		8,923	2,918
Capital expenditures and investments	9, 10	(5,823)	(815)
(Increase)/decrease in financial investments		(9,937)	(10,148)
(Increase)/decrease in derivative financial instruments		1,930	(45)
(Increase)/decrease in other interest bearing items		8	12
(Increase)/decrease in financial receivables from group companies[1]		4,553	(4,336)
Proceeds from sale of assets and businesses and capital contribution received		202	340
Cash flows provided by/(used in) investing activities		(9,069)	(14,992)

		Full year	
(in USD million)	Note	2022	2021
Repayment of finance debt	16	(250)	(2,675)
Repayment of lease liabilities	20	(588)	(517)
Dividends paid	15	(5,380)	(1,797)
Share buy-back	15	(3,315)	(321)
Net current finance debt and other financing activities		(5,690)	915
Increase/(decrease) in financial receivables and payables to/from subsidiaries[2]		16,431	23,063
Cash flows provided by/(used in) financing activities		1,208	18,667
Net increase/(decrease) in cash and cash equivalents		1,062	6,594
Foreign currency translation effects		(1,568)	(560)
Cash and cash equivalents at the beginning of the period (net of overdraft)	14	10,710	4,676
Cash and cash equivalents at the end of the period (net of overdraft)[3]	14	10,204	10,710

1) (Increase)/decrease in financial receivables from group companies are separated from the line (increase)/decrease in other interest bearing items and 2021 has been reclassified.
2) Mainly deposits in Equinor group's internal bank arrangement.
3) At 31 December 2022 cash and cash equivalents net overdraft were zero. At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million.

NOTES TO THE FINANCIAL STATEMENTS EQUINOR ASA

Note 1. Organisation and significant accounting policies

Equinor ASA is the parent company of the Equinor Group (Equinor), consisting of Equinor ASA and its subsidiaries. Equinor ASA's main activities include shareholding in group companies, group management, corporate functions and group financing. Equinor ASA also carries out activities related to external sales of oil and gas products, purchased externally or from group companies, including related refinery and transportation activities. Reference is made to disclosure note 1 Organisation in Equinor's Consolidated financial statements.

The financial statements of Equinor ASA ("the company") are prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance on 7 February 2022. The presentation currency of Equinor ASA is US dollar (USD), consistent with the presentation currency for the group financial statements and with the company's functional currency, as USD is the currency for which Equinor's operations are mainly linked to. Translation currency rates (NOK/USD) applicable for the period are as follows: 8.82 (31 Dec 2021), 9.86 (31 Dec 2022) and 9.62 (year-average).

These parent company financial statements should be read in connection with the Consolidated financial statements of Equinor, published together with these financial statements. With the exceptions described below, Equinor ASA applies the accounting policies of the group, as described in Equinor's Consolidated financial statements. Insofar that the company applies policies that are not described in the Equinor consolidated financial statements due to group level materiality considerations, such policies are included below if necessary for a sufficient understanding of Equinor ASA's accounts.

Subsidiaries, associated companies and joint ventures
Shareholdings and interests in subsidiaries and associated companies (companies in which Equinor ASA does not have control, or joint control, but has the ability to exercise significant influence over operating and financial policies, generally when the ownership share is between 20% and 50%), as well as Equinor ASA's participation in joint arrangements that are joint ventures, are accounted for using the equity method. Under the equity method, the investment is carried on the balance sheet at cost plus post-acquisition changes in Equinor ASA's share of net assets of the entity, less distribution received and less any impairment in value of the investment. Goodwill may arise as the surplus of the cost of investment over Equinor ASA's share of the net fair value of the identifiable assets and liabilities of the subsidiary, joint venture or associate. Goodwill included in the balance sheets of subsidiaries and associated companies is tested for impairment as part of the related investment in the subsidiary or associated company. The Statement of income reflects Equinor ASA's share of the results after tax of an equity-accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity-accounted entity's assets based on their fair values at the date of acquisition in situations where Equinor ASA has not been the owner since the establishment of the entity. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as these investments in other companies engaged in energy-related business activities are considered part of Equinor ASA's main operating activities.

Within Equinor ASA's equity, a reserve for valuation variances has been established. All positive differences between the equity accounted investments' carrying value and the acquisition cost is allocated to this reserve.

Expenses related to the Equinor group as operator of joint operations and similar arrangements (licences)
Indirect operating expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on hours incurred cost basis to Equinor Energy AS, to other group companies and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner reduce the expenses in the company's statement of income, with the exception of operating subleases and cost recharges related to lease liabilities being recognised gross, which are presented as revenues in Equinor ASA.

Asset transfers between the company and its subsidiaries
Transfers of assets and liabilities between the company and the entities that it directly or indirectly controls are accounted for at the carrying amounts (continuity) of the assets and liabilities transferred, when the transfer is part of a reorganisation within the Equinor group.

Embedded derivatives
Embedded derivatives within sales or purchase contracts between Equinor ASA and other companies within the Equinor group are not separated from the host contract.

Dividends payable and group contributions
Dividends are reflected as Dividends payable within current liabilities. Group contributions for the year to other entities within Equinor's Norwegian tax group are reflected in the balance sheet as current liabilities within Liabilities to group companies. Under simplified IFRS the presentation of dividends payable and group contributions payable differs from the presentation under IFRS, as it also includes dividends and group contributions payable which at the date of the balance sheet is subject to a future annual general meeting approval before distribution.

Reserves for unrealised gains
Reserves for unrealised gains included within the Company's equity consists of accumulated unrealised gains on non-exchange traded financial instruments and accumulated positive fair value changes from embedded derivatives.

Note 2. Financial risk management and measurement of financial instruments

General information relevant to financial risks
Equinor ASA's activities expose the company to market risk, liquidity risk and credit risk. The management of such risks does not substantially differ from the Group's. See note 4 Financial risk and capital management in the Consolidated financial statements.

Measurement of financial instruments by categories
The following tables present Equinor ASA's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value.

See note 21 Finance debt in the Consolidated financial statements for fair value information of non-current bonds and bank loans and note 28 Financial instruments and fair value measurement in the Consolidated financial statements where fair value measurement is explained in detail.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2022					
Assets					
Non-current derivative financial instruments			95		95
Non-current financial investments			166		166
Prepayments and financial receivables		1,645		193	1,838
Receivables from subsidiaries and other equity accounted companies	11	18,563		566	19,129
Trade and other receivables	13	13,963		227	14,190
Receivables from subsidiaries and other equity accounted companies	11	26,363		50	26,413
Current derivative financial instruments			979		979
Current financial investments	11	29,466			29,466
Cash and cash equivalents	14	7,098	3,106		10,204
Total financial assets		97,098	4,346	1,037	102,481

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2021					
Assets					
Non-current derivative financial instruments			900		900
Non-current financial investments			363		363
Prepayments and financial receivables		645		194	839
Receivables from subsidiaries and other equity accounted companies	11	18,631		124	18,755
Trade and other receivables	13	13,284		179	13,464
Receivables from subsidiaries and other equity accounted companies	11	19,795		46	19,841
Current derivative financial instruments			1,719		1,719
Current financial investments	11	20,946			20,946
Cash and cash equivalents	14	8,136	2,714		10,850
Total financial assets		81,437	5,697	543	87,677

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2022					
Liabilities					
Non-current finance debt	16	24,141			24,141
Liabilities to subsidiaries and other equity accounted companies		25		291	315
Non-current derivative financial instruments			2,376		2,376
Trade and other payables	19	3,707		329	4,037
Current finance debt	16	2,786			2,786
Dividends payable		5,608			5,608
Liabilities to subsidiaries and other equity accounted companies	11	59,587			59,587
Current derivative financial instruments			2,029		2,029
Total financial liabilities		95,854	4,405	620	100,879

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2021					
Liabilities					
Non-current finance debt	16	27,404			27,404
Liabilities to subsidiaries and other equity accounted companies		26		134	159
Non-current derivative financial instruments			767		767
Trade and other payables	19	4,142		184	4,326
Current finance debt	16	3,743			3,743
Dividends payable		1,870			1,870
Liabilities to subsidiaries and other equity accounted companies	11	47,360			47,360
Current derivative financial instruments			1,176		1,176
Total financial liabilities		84,545	1,943	317	86,804

Financial instruments recognised at fair value through profit or loss, with a net fair value of USD -59 million in 2022 and USD 3,754 million in 2021, are mainly classified within Level 1 and Level 2 categories in the Fair Value hierarchy.

The following table contains the estimated fair values of Equinor ASA's derivative financial instruments split by type.

(in USD million)	Fair value of assets	Fair value of liabilities	Net fair value
At 31 December 2022			
Foreign currency instruments	82	(595)	(514)
Interest rate instruments	56	(2,418)	(2,362)
Crude oil and refined products	31	(12)	19
Natural gas and electricity	905	(1,380)	(475)
Total fair value	1,074	(4,405)	(3,331)
At 31 December 2021			
Foreign currency instruments	408	(98)	310
Interest rate instruments	884	(762)	122
Crude oil and refined products	60	(34)	26
Natural gas and electricity	1,267	(1,048)	219
Total fair value	2,620	(1,943)	677

Sensitivity analysis of market risk

Commodity price risk

Equinor ASA's assets and liabilities resulting from commodity based derivative contracts consist of both exchange traded and non-exchange traded instruments mainly in crude oil, refined products and natural gas.

Price risk sensitivities at the end of 2022 and 2021 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives.

	At 31 December			
	2022		2021	
(in USD million)	- 30%	+ 30%	- 30%	+ 30%
Crude oil and refined products net gains/(losses)	342	(342)	556	(556)
Natural gas and electricity net gains/(losses)	530	(530)	121	(121)

Currency risk

The following currency risk sensitivity has been calculated by assuming a 12% reasonable possible change in the main foreign currency exchange rates that impact Equinor ASA's financial accounts, based on balances at 31 December 2022. At 31 December 2021, a change of 10% in the most relevant foreign currency exchange rates was viewed as a reasonable possible change. With reference to the table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against USD. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the company's statement of income.

The currency risk sensitivity of Equinor ASA mainly differs from that of the Group due to interest bearing receivables and liabilities from/to subsidiaries. For more detailed information about these receivables and liabilities, see note 11 Financial assets and liabilities.

Currency risk sensitivity

	At 31 December			
	2022		2021	
(in USD million)	- 12%	+ 12%	- 10%	+ 10%
NOK net gains/(losses)	115	(115)	193	(193)
GBP net gains/(losses)	69	(69)	394	(394)
EUR net gains/(losses)	243	(243)	(177)	177
BRL net gains/(losses)	(519)	519	(240)	240

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 1.2 percentage points as a reasonable possible change in interest rates at the end of 2022. A change of 0.8 percentage points in interest rates was viewed as a reasonable possible change in 2021. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the company's statement of income.

Interest risk sensitivity

	At 31 December			
	2022		2021	
(in USD million)	- 1.2 percentage points sensitivity	+ 1.2 percentage points sensitivity	- 0.8 percentage points sensitivity	+ 0.8 percentage points sensitivity
Positive/(negative) impact on net financial items	795	(795)	581	(581)

Equity price risk

The following equity price risk sensitivity has been calculated by assuming a 35% reasonable possible change in equity prices that impact Equinor ASA's financial accounts, based on balances at 31 December 2022. At 31 December 2021, a change of 35% was equally viewed as a reasonable possible change in equity prices. The estimated losses following from a decrease in the equity prices and the estimated gains following from an increase in equity prices would impact the company's statement of income.

Equity price sensitivity

	At 31 December			
	2022		2021	
(in USD million)	- 35%	+ 35%	- 35%	+ 35%
Net gains/(losses)	(58)	58	(127)	127

Note 3. Revenues

	Full year	
(in USD million)	2022	2021
Revenues third party	65,386	45,251
Intercompany revenues	2,768	4,837
Revenues	68,154	50,088

Note 4. Salaries and personnel expenses

Equinor ASA remuneration

	Full year	
(amounts in USD million)	**2022**	**2021**
Salaries[1)]	2,428	2,493
Pension cost[2)]	416	446
Social security tax	357	348
Other compensations and social costs	266	229
Total remuneration	3,467	3,516
Average number of employees[3)]	18,700	18,400

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 17 Pensions.
3) Part time employees amount to 2% for 2022 and 3% for 2021.

Total payroll expenses are accumulated in cost-pools and charged to partners of Equinor operated licences and group companies on an hours incurred basis. For further information see note 22 Related parties.

Compensation to and share ownership of the board of directors (BoD), the corporate executive committee (CEC) and the corporate assembly
Compensation to the BoD during 2022 was USD 0,8 million and the total share ownership of the members of the BoD at the end of the year was 18,106 shares. Compensation to the CEC during 2022 was USD 12,7 million and the total share ownership of the members of the CEC at the end of the year was 247,535 shares. Compensation to the corporate assembly during 2022 was USD 0,1 million and the total share ownership of the members of the corporate assembly at the end of the year was 27,155 shares.

At 31 December 2022 and 2021 there are no loans to the members of the BoD or the CEC.

The report of the remuneration to the board of directors and the corporate executive committee for 2022 is available at Equinor.com/Reports. The compensation policy applicable for 2022 and 2023 and the 2022 compensation report are no longer included in the governance report and will be presented as a separate document on Equinor.com/Reports.

Severance pay arrangements
The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing after the six months' notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

The chief executive officer's/executive vice president's own notice will not instigate any severance payment.

Note 5. Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor ASA for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 77 million in 2022, and USD 70 million in 2021. For the 2023 programme (granted in 2022), the estimated compensation expense is USD 69 million. At 31 December 2022, the amount of compensation cost yet to be expensed throughout the vesting period is USD 156 million.

Note 6. Auditor´s remuneration

Auditor's remuneration

(in USD million, excluding VAT)	2022	2021
Audit fee	5.1	6.9
Audit related fee	0.5	0.1
Total remuneration	5.6	7.1

There are no fees incurred related to tax advice or other services.

Note 7. Financial items

	Full year	
(in USD million)	2022	2021
Foreign currency exchange gains/(losses) derivative financial instruments	809	861
Other foreign currency exchange gains/(losses)	(53)	(1,250)
Net foreign currency exchange gains/(losses)	756	(389)
Interest income from group companies	1,218	759
Interest income other current financial assets and other financial items	960	38
Interest income and other financial items	2,178	797
Gains/(losses) financial investments	(187)	(471)
Gains/(losses) other derivative financial instruments	(1,745)	(708)
Interest expense to group companies	(710)	(76)
Interest expense non-current finance debt and lease liabilities	(1,069)	(943)
Interest expense current financial liabilities and other finance expenses	(110)	(69)
Interest expenses and other finance expenses	(1,889)	(1,088)
Net financial items	(888)	(1,860)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss category and the amortised cost category. For more information about financial instruments by category see note 2 Financial risk management and measurement of financial instruments.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a fair value loss from derivatives related to non-current debt of USD 691 million in 2022 and USD 702 million in 2021.

The line item Gains/(losses) financial investments include a net loss of USD 194 million and USD 471 million in 2022 and 2021, respectively, from non-current financial investments in the fair value through profit or loss category.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from interest rate related derivatives. For 2022, a loss of USD 1,760 million is included, corresponding to a loss of USD 724 million in 2021.

The line item Interest expense non-current finance debt and lease liabilities primarily includes two main items; interest expense of USD 912 million and USD 992 million, from the financial liabilities at amortised cost category, for 2022 and 2021, respectively; and net interest expense of USD 111 million and net interest income of USD 94 million, on related derivatives from the fair value through profit or loss category, for 2022 and 2021, respectively.

Note 8. Income taxes

Income tax

	Full year	
(in USD million)	**2022**	**2021**
Current taxes	(233)	17
Change in deferred tax	301	261
Income tax	68	278

Reconciliation of Norwegian statutory tax rate to effective tax rate

	Full year	
(in USD million)	**2022**	**2021**
Income/(loss) before tax	27,477	7,884
Nominal tax rate[1)]	(6,045)	(1,735)
Tax effect of:		
Permanent differences caused by NOK being the tax currency	50	22
Tax effect of permanent differences related to equity accounted companies	6,289	2,183
Other permanent differences	(36)	(161)
Income tax prior years	(16)	14
Other	(172)	(46)
Income tax	68	278
Effective tax rate	(0.2%)	(3.5%)

1) Statutory tax rate is 22% for 2022 and 2021.

Significant components of deferred tax assets and liabilities were as follows:

(in USD million)	At 31 December 2022	At 31 December 2021
Deferred tax assets		
Tax losses carry forward	0	152
Pensions	588	709
Interest limitation carry forward	11	104
Derivatives	623	21
Lease liabilities	380	353
Other	146	121
Total deferred tax assets	1,749	1,460
Deferred tax liabilities		
Property, plant and equipment	394	344
Total deferred tax liabilities	394	344
Net deferred tax assets[1)]	1,355	1,117

1) At 31 December 2022, Equinor ASA had recognised net deferred tax assets of 1,4 billion USD, as it is considered probable that taxable profit will be available to utilise the deferred tax assets.

Movement in deferred tax

(in USD million)	2022	2021
Deferred tax assets at 1 January	1,117	915
Charged to the Statement of income	301	261
Actuarial losses pension	(98)	(25)
Group contribution	0	(34)
Other	34	0
Deferred tax assets at 31 December	1,355	1,117

Note 9. Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Buildings and land	Other	Right of use assets[3]	Total
Cost at 1 January 2022	748	289	160	3,175	4,372
Additions and transfers	23	3	0	783	809
Disposals at cost	(0)	0	0	(215)	(215)
Cost at 31 December 2022	771	292	160	3,743	4,966
Accumulated depreciation and impairment losses at 1 January 2022	(691)	(157)	(153)	(1,538)	(2,538)
Depreciation	(31)	(14)	(1)	(576)	(622)
Accumulated depreciation and impairment on disposed assets	0	0	0	215	215
Accumulated depreciation and impairment losses at 31 December 2022	(722)	(170)	(154)	(1,899)	(2,945)
Carrying amount at 31 December 2022	49	121	6	1,844	2,021
Estimated useful lives (years)	3 - 10	10 - 33[1]		1 - 19[2]	

1) Land is not depreciated. Buildings include leasehold improvements.
2) Depreciation linearly over contract period.
3) Right of use assets as per 31 December 2022 consist of Vessels USD 1,032 million, Land and buildings USD 702 million and Storage facilities USD 111 million.

Note 10. Investments in subsidiaries and other equity accounted companies

(in USD million)	2022	2021
Investments at 1 January	36,316	35,464
Net income/(loss) from subsidiaries and other equity accounted investments	28,630	9,806
Increase/(decrease) in paid-in capital	5,794	417
Distributions	(18,206)	(8,752)
Share of OCI from equity accounted investments	423	28
Foreign currency translation effects	(2,388)	(645)
Divestment	(20)	(2)
Other	(0)	0
Investments at 31 December	50,548	36,316

In the fourth quarter of 2021, Equinor ASA entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor ASA's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor ASA and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is dependent on governmental approval and is expected to take place during the first quarter 2023.

The closing balance of investments at 31 December 2022 of USD 50,548 million, consists of investments in subsidiaries amounting to USD 50,483 million and investments in other equity accounted companies amounting to USD 65 million. In 2021, the amounts were USD 36,255 million and USD 60 million respectively.

The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

In 2022, Net income/(loss) from subsidiaries and other equity accounted investments were impacted by net impairment reversals of USD 1,241 million after tax mainly caused by increased price estimates partially offset by the effect from the decision to exit Russia which amounted to USD 994 million after tax.

In 2021, Net income/(loss) from subsidiaries and other equity accounted investments were impacted by net impairment losses of USD 1,369 million after tax mainly caused by downward reserve revisions and increased carbon cost estimates partially offset by impairment reversals due to higher gas price estimates.

Increase/(decrease) in paid-in capital in 2022 mainly consist of equity contributions from Equinor ASA to Equinor Refining Norway AS of USD 4,145 million, Equinor New Energy AS of USD 974 million and Equinor UK Ltd of USD 629 million.

Increase/(decrease) in paid-in capital in 2021 mainly consist of equity contributions from Equinor ASA to Equinor Ventures AS of USD 216 million and effect of sale of interest in Angara Oil LLC (Russia) of USD 166 million.

Distributions during 2022 consist of dividend from Equinor Energy AS of USD 17,550 million related to 2022, change in group contributions from group companies related to previous years of USD 451 million and dividends related to 2021 from group companies of USD 1,107 million.

Distributions during 2021 consist of group contribution from Equinor Energy AS of USD 7,245 million and Equinor Insurance AS of USD 122 million related to 2021, change in group contributions from group companies related to previous years of USD 327 million and dividends related to 2020 from group companies of USD 1,007 million.

The acquisition costs for investments in subsidiaries and other equity accounted companies are USD 41,843 million at 31 December 2022 and USD 36,287 million at 31 December 2021.

The following table shows significant subsidiaries and equity accounted companies directly held by Equinor ASA at 31 December 2022:

Name	Ownership share in %	Country of incorporation	Name	Ownership share in %	Country of incorporation
Equinor Angola Block 15 AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor Nigeria AS	100	Norway
Equinor Angola Block 31 AS	100	Norway	Equinor Refining Norway AS	100	Norway
Equinor Apsheron AS	100	Norway	Equinor UK Ltd.	100	United Kingdom
Equinor BTC Finance AS	100	Norway	Equinor Ventures AS	100	Norway
Equinor Energy AS	100	Norway	Statholding AS	100	Norway
Equinor In Amenas AS	100	Norway	Equinor Metanol ANS	82	Norway
Equinor In Salah AS	100	Norway	Vestprosess DA	34	Norway
Equinor Insurance AS	100	Norway			

For Investments, voting rights correspond to ownership.

Note 11. Financial assets and liabilities

Non-current receivables from subsidiaries and other equity accounted companies

	At 31 December	
(in USD million)	2022	2021
Interest bearing receivables from subsidiaries and other equity accounted companies	18,563	18,631
Non-interest bearing receivables from subsidiaries	566	124
Receivables from subsidiaries and other equity accounted companies	19,129	18,755

Interest bearing receivables from subsidiaries and other equity accounted companies are mainly related to Equinor Energy AS and Equinor US Holdings Inc. The remaining amount on financial receivables interest bearing primarily relate to long-term funding of other subsidiaries.

Of the total interest bearing non-current receivables at 31 December 2022 USD 7,329 million is due later than five years. USD 11,234 million is due within the next five years.

Current receivables from subsidiaries and other equity accounted companies include positive internal bank balances of USD 332 million at 31 December 2022. The corresponding amount was USD 589 million at 31 December 2021.

Current financial investments

	At 31 December	
(in USD million)	2022	2021
Time deposits	12,350	7,009
Interest bearing securities	17,116	13,937
Financial investments	29,466	20,946

Interest bearing securities per debtor category

	At 31 December	
(in USD million)	2022	2021
Public Sector	2,982	4,029
Banks	9,280	4,581
Credit undertakings	1,048	3,911
Private Sector - Other	3,806	1,416
Total Interest bearing securities	17,116	13,937

Current financial investments in Equinor ASA are accounted for at amortised cost. For more information about financial instruments by category, see note 2 Financial risk management and measurement of financial instruments.

In 2022, interest bearing securities were split in the following currencies: EUR (32%), USD (27%), NOK (21%), SEK (11%), DKK (6%), GBP (2%) and AUD (1%). Time deposits were split in EUR (48%), NOK (39%) and USD (13%). In 2021, interest bearing securities were split in: SEK (31%), NOK (21%), EUR (21%), DKK (20%), USD (5%) GBP (1%) and AUD (1%), while time deposits were split in: EUR (36%), NOK (26%), USD (31%) and SEK (7%).

Current liabilities to subsidiaries and other equity accounted companies

Liabilities to subsidiaries and other equity accounted companies of USD 59,587 million at 31 December 2022 and USD 47,360 million at 31 December 2021 mainly relates to Equinor group's internal bank arrangements.

Note 12. Inventories

	At 31 December	
(in USD million)	**2022**	**2021**
Crude oil	1,244	2,281
Petroleum products	505	379
Other	22	16
Inventories	1,771	2,676

The write-down of inventories from cost to net realisable value amounted to an expense of USD 50 million and USD 22 million in 2022 and 2021, respectively.

Note 13. Trade and other receivables

	At 31 December	
(in USD million)	**2022**	**2021**
Trade receivables	10,624	12,017
Other receivables	3,566	1,447
Trade and other receivables	14,190	13,464

Other receivables mainly consist of collateral receivables.

Note 14. Cash and cash equivalents

(in USD million)	At 31 December 2022	2021
Cash at banks	166	93
Time deposits	836	1,906
Money market funds	3,106	2,714
Interest bearing securities	3,263	4,725
Margin deposits	2,833	1,412
Cash and cash equivalents	10,204	10,850

Margin deposits consist of restricted cash pledged as collateral related to trading activities. Margin deposits are related to certain requirements set out by exchanges where Equinor ASA is trading. The terms and conditions related to these requirements are determined by the respective exchanges.

Note 15. Equity and shareholders

Change in equity

(in USD million)	2022	2021
Shareholders´ equity at 1 January	37,428	33,183
Net income/(loss)	27,546	8,162
Actuarial gain/(loss) defined benefit pension plans	356	111
Foreign currency translation effects	(2,389)	(645)
Dividend	(9,061)	(2,939)
Share buy-back	(3,380)	(429)
Share of OCI from equity accounted investments	424	0
Value of stock compensation plan	(10)	(15)
Total equity at 31 December	50,914	37,428

The accumulated foreign currency translation effect as of 31 December 2022 decreased total equity by USD 3,453 million.

At 31 December 2021, the corresponding effect was a decrease in total equity of USD 1,065 million. The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

Common stock	Number of shares	NOK per value	At 31 December 2022 Common stock
Authorised and issued	3,175,470,159	2.50	7,938,675,397.50
Treasury shares/Share buy-back programme	(42,619,172)	2.50	(106,547,930.00)
Treasury shares/Share saving plan	(10,908,717)	2.50	(27,271,792.50)
Total outstanding shares	3,121,942,270	2.50	7,804,855,675.00

There is only one class of shares and all the shares have the same voting rights.

Share buy-back programme

In February 2022, Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market. The redemption of the proportionate share of 67% from the Norwegian State was approved by the annual general meeting 11 May 2022 and settled in July 2022 as described below.

In May 2022, Equinor launched the second tranche of USD 1,333 million of the 2022 share buy-back programme of which USD 440 million was purchased in the open market. The acquisition of the second tranche in the open market was finalised in July 2022.

In July 2022, Equinor increased the target level of share buy-back for 2022 from USD 5,000 million up to USD 6,000 million and launched the third tranche of USD 1,833 million. USD 605 million was purchased in the open market. The acquisition of the third tranche in the open market was finalised in October 2022.

In October 2022, Equinor launched the fourth and final tranche of the share buy-back programme for 2022 of USD 1,833 million. The fourth tranche of USD 605 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to an irrevocable agreement with the third party. As of 31 December 2022, USD 495 million of the fourth tranche has been purchased in the open market, of which USD 475 million has been settled. The remaining order of the fourth tranche is accrued for and classified as Trade, other payables and provisions. The acquisition of the fourth tranche in the open market was finalised in January 2023.

After having finalised the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the market in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The shares were cancelled on 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the Norwegian State was settled on 20 July 2022.

For the second, third and fourth tranche of the share buy-back programme of 2022, USD 3,350 million of shares from the Norwegian State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of 67% in Equinor.

Number of shares	2022	2021
Share buy-back programme at 1 January	13,460,292	-
Purchase	56,290,671	13,460,292
Cancellation	(27,131,791)	-
Share buy-back programme at 31 December	42,619,172	13,460,292

Employees' share saving plan

Number of shares	2022	2021
Share saving plan at 1 January	12,111,104	11,442,491
Purchase	2,127,172	3,412,994
Allocated to employees	(3,329,559)	(2,744,381)
Share saving plan at 31 December	10,908,717	12,111,104

In 2022 and 2021, treasury shares were purchased and allocated to employees participating in the share saving plan for USD 72 million and USD 75 million, respectively. For further information, see note 5 Share-based compensation.

For information regarding the 20 largest shareholders in Equinor ASA, please see Major shareholders in section 5.3 Shareholder information.

Note 16. Finance debt

Non-current finance debt

	At 31 December	
(in USD million)	2022	2021
Unsecured bonds	26,612	27,568
Unsecured loans	76	87
Total	26,688	27,655
Non-current finance debt due within one year	2,547	250
Non-current finance debt	24,141	27,405
Weighted average interest rate (%)	3.29	3.33

Equinor ASA uses currency swaps to manage foreign currency exchange risk on its non-current financial liabilities. For information about the Equinor Group and Equinor ASA´s interest rate risk management, see note 4 Financial risk and capital management in the Consolidated financial statements and note 2 Financial risk management and measurement of financial instruments in these financial statements.

No new bonds were issued in 2022.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bond holders and lenders.

Out of Equinor ASA total outstanding unsecured bond portfolio, 38 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 26,302 million at the 31 December 2022 closing currency exchange rate.

Short-term funding needs will normally be covered by the USD 5,000 million US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6,000 million, supported by 19 core banks, maturing in 2025. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2022, the facility has not been drawn.

Non-current finance debt repayment profile

(in USD million)	Repayments
2024	2,399
2025	2,395
2026	2,183
2027	2,327
Thereafter	14,837
Total repayment of non-current finance debt	24,141

Current finance debt

	At 31 December	
(in USD million)	2022	2021
Collateral liabilities and other current financial liabilities	239	3,493
Non-current finance debt due within one year	2,547	250
Current finance debt	2,786	3,743
Weighted average interest rate (%)	2.13	0.68

Collateral liabilities and other current financial liabilities relate mainly to cash received as security for a portion of Equinor ASA's credit exposure and outstanding amounts on US Commercial paper (CP) programme. At 31 December 2022, USD 227 million was issued on the CP programme. Corresponding at 31 December 2021 was USD 2,600 million.

Note 17. Pensions

Equinor ASA is subject to the Mandatory Company Pensions Act, and the company's pension scheme follows the requirements of the Act. For a description of the pension scheme in Equinor ASA, reference is made to note 22 Pensions in the Consolidated financial statements.

Net pension cost

(in USD million)	2022	2021
Notional contribution plans	57	59
Defined benefit plans	186	214
Defined contribution plans	173	173
Total net pension cost	416	446

Employer contribution for pension cost is accrued for in current service cost and for the notional and defined contribution plans. Unpaid employer contribution is recognised as part of the pension liabilities.

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans amounted to USD 33 million in 2022 and USD 211 million in 2021. Interest income of USD 109 million has been recognised in 2022, and USD 100 million in 2021.

Changes in pension liabilities and plan assets during the year

(in USD million)	2022	2021
Pension liabilities at 1 January	8,938	8,748
Current service cost	181	207
Interest cost	98	232
Actuarial (gains)/losses and currency effects	(1,587)	(38)
Changes in notional contribution liability and other effects	62	62
Benefits paid	(251)	(274)
Pension liabilities at 31 December	7,441	8,938
Fair value of plan assets at 1 January	5,919	5,731
Interest income	109	100
Return on plan assets (excluding interest income)	(452)	287
Company contributions	100	112
Benefits paid	(115)	(115)
Foreign currency translation effects	(615)	(196)
Fair value of plan assets at 31 December	4,946	5,919
Net pension liability at 31 December	2,495	3,019
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,163	1,359
Liability recognised as non-current pension liabilities (unfunded plans)	3,657	4,378
Pension liabilities specified by funded and unfunded pension plans	7,441	8,938
Funded	3,784	4,560
Unfunded	3,657	4,378

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2022	2021
Net actuarial (losses)/gains recognised in OCI during the year	448	71
Foreign currency translation effects	261	75
Tax effects of actuarial (losses)/gains recognised in OCI	233	(35)
Recognised directly in OCI during the year, net of tax	942	111

Actuarial assumptions and sensitivity analysis
Actuarial assumptions, sensitivity analysis, portfolio weighting and information about pension assets in Equinor Pension are presented in note 22 Pensions in the Consolidated financial statements for Equinor Group. The number of employees, including pensioners, related to the main benefit plan in Equinor ASA is 8,697 at end of 31. December 2022 and 8,809 at end of 31. December 2021. In addition, all employees are members of the early retirement plan ("AFP") and different groups of employees are members of other unfunded plans.

Estimated company contributions to be made to Equinor Pension in 2023 is approximately USD 108 million.

Note 18. Provisions and other liabilities

(in USD million)	
Non-current portion at 31 December 2021	674
Current portion at 31 December 2021	46
Provisions and other liabilities at 31 December 2021	720
New or increased provisions and other liabilities	276
Change in estimates	1
Amounts charged against provisions and other liabilities	(1)
Reclassification and transfer	1,027
Foreign currency translation effects	1
Provisions and other liabilities at 31 December 2022	2,024
Non-current portion at 31 December 2022	1,841
Current portion at 31 December 2022	183

See also comments on provisions in note 21 Other commitments, contingent liabilities and contingent assets.

Note 19. Trade, other payables and provisions

	At 31 December	
(in USD million)	**2022**	**2021**
Trade payables	1,331	2,665
Non-trade payables, accrued expenses and provisions	1,665	1,488
Payables to equity accounted associated companies and other related parties	1,041	173
Trade, other payables and provisions	4,037	4,326

Note 20. Leases

Equinor ASA leases certain assets, notably transportation vessels, storage facilities and office buildings which are used in operational activity. Equinor ASA is mostly a lessee in its lease contracts and the leases serve operational purposes rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2022		2021
Lease liabilities at 1 January		1,696		1,982
New leases, including remeasurements and cancellations		783		278
Gross lease payments	(645)		(575)	
Lease interest	36		38	
Lease repayments	(609)	(609)	(537)	(537)
Foreign currency translation effects		(74)		(27)
Lease liabilities at 31 December		1,797		1,696
Current lease liabilities		528		487
Non-current lease liabilities		1,269		1,209

Lease expenses not included in lease liabilities

(in USD million)	2022	2021
Short-term lease expenses	82	11

Payments related to short term leases are mainly related to transportation vessels. Variable lease expenses and lease expenses related to leases of low value assets are not significant.

Equinor ASA recognised revenues of USD 199 million in 2022 and USD 149 million in 2021 related to lease costs recovered from other Equinor group entities related to lease contracts being recognised gross by Equinor ASA.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other long-term commitments in note 21 Other Commitments, contingent liabilities and contingent assets.

Non-current lease liabilities' maturity profile

	At 31 December	
(in USD million)	**2022**	**2021**
Year 2 and 3	659	510
Year 4 and 5	257	318
After 5 years	354	381
Total repayment of non-current lease liabilities	1,269	1,209

Undiscounted contractual lease payments for Equinor's lease liabilities are USD 573 million in 2023, USD 1,010 million within two to five years and USD 394 million after five years.

The right of use assets are included within the line item Property, plant and equipment in the balance sheet. See also note 9 Property, plant and equipment.

Note 21. Other commitments, contingent liabilities and contingent assets

Contractual commitments
Equinor ASA does not, as of 31 December 2022, have any contractual commitments related to exploration activities.

Equinor ASA has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor ASA to entities accounted for as associates and joint ventures are included gross in the table below. Obligations payable by Equinor ASA to entities accounted for as joint operations (for example pipelines) and where consequently Equinor's share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Financial statements, are included net (i.e. gross commitment less Equinor ASA's ownership share).

The table below includes USD 867 million related to the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. See note 20 Leases for information regarding lease related commitments.

Nominal minimum other long-term commitments at 31 December 2022:

(in USD million)	
2023	1,230
2024	1,086
2025	1,126
2026	835
2027	729
Thereafter	4,631
Total other long-term commitments	9,637

Guarantees
Equinor ASA has provided parent company guarantees and also counter-guaranteed certain bank guarantees to cover liabilities of subsidiaries in countries of operations. Equinor ASA has guaranteed for its proportionate portion of an associate's long-term bank debt, payment obligations under the contracts and some third-party obligations, amounting to USD 265 million. The fair value and book value of the guarantees are immaterial.

Contingencies
Equinor ASA is the participant in certain entities ("DAs") in which the company has unlimited responsibility for its proportionate share of such entities' liabilities, if any, and participates in certain companies ("ANSs") in which the participants in addition have joint and several liabilities. For further details, see note 10 Investments in subsidiaries and other equity accounted investments.

Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium N.V.
In 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length's principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in 2021. During 2022, the tax authorities reversed their decision and accepted Equinor's initial position. The tax payment has been reimbursed to Equinor, adjusted for changes in tax rates. The adjustment, which has been recognised as tax expense in the Consolidated statement of income in 2022, is considered immaterial.

Other claims
During the normal course of its business, Equinor ASA is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor ASA has provided in its financial statements for probable liabilities related to litigation and claims based on the company's best judgment. Equinor ASA does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Provisions related to claims and disputes are reflected within note 18 Provisions and other liabilities.

Note 22. Related parties

Reference is made to note 27 Related parties in the Consolidated financial statements for information regarding Equinor ASA's related parties. This includes information regarding related parties as a result of Equinor ASA's ownership structure and also information regarding transactions with the Norwegian State.

Transactions with group companies
Revenue transactions with related parties are presented in note 3 Revenues. Total intercompany revenues amounted to USD 2,768 million and USD 4,837 million in 2022 and 2021, respectively. The major part of intercompany revenues is attributed to sales of crude oil and sales of refined products to Equinor Marketing and Trading Inc, USD 2,541 million and USD 1,708 million in 2022 and 2021, respectively and Equinor Refining Denmark A/S, no transactions and USD 2,523 million in 2022 and 2021, respectively.

Equinor ASA sells natural gas and pipeline transport on a back-to-back basis to Equinor Energy AS. Similarly, Equinor ASA enters into certain financial contracts, also on a back-to-back basis with Equinor Energy AS. All of the risks related to these transactions are carried by Equinor Energy AS and the transactions are therefore not reflected in Equinor ASA's financial statements.

Equinor ASA buys volumes from its subsidiaries and sells them into the market. Total purchases of goods from subsidiaries amounted to USD 33,769 million and USD 24,473 million in 2022 and 2021, respectively. The major part of intercompany purchases of goods is attributed to Equinor Energy AS, USD 21,266 million and USD 15,973 million in 2022 and 2021, respectively and Equinor US Holdings Inc, USD 6,522 million and USD 4,551 million in 2022 and 2021, respectively.

In relation to its ordinary business operations, Equinor ASA has regular transactions with group companies in which Equinor has ownership interests. Equinor ASA makes purchases from group companies amounting to USD 187 million and USD 236 million in 2022 and 2021, respectively.

Expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Equinor Energy AS, to other group

companies, and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner are not reflected in Equinor ASA's financial statements. Expenses allocated to group companies amounted to USD 10,520 million and USD 7,990 million in 2022 and 2021, respectively. The major part of the allocation is related to Equinor Energy AS, USD 9,554 million, and USD 6,608 million in 2022 and 2021, respectively.

Other transactions
Reference is made to note 27 Related parties in the Consolidated financial statements for information regarding Equinor ASAs transactions with related parties based on ordinary business operations.

Current receivables and current liabilities from subsidiaries and other equity accounted companies are included in note 11 Financial assets and liabilities.

Related party transactions with management and management remunerations for 2022 are presented in note 4 Salaries and personnel expenses.

Note 23. Subsequent events

Agreement to acquire Suncor Energy UK Limited
On 3 March 2023, Equinor entered into an agreement to acquire 100% of Suncor Energy UK Limited for a total consideration of USD 850 million before adjustments for working capital and net cash. USD 250 million is contingent on final investment decision on the Rosebank field. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). Closing of the transaction is expected in the first half of 2023 subject to relevant regulatory approvals and will be recognised in the E&P International segment.

14 March 2023
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ REBEKKA GLASSER HERLOFSEN

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ MICHAEL LEWIS

/s/ HAAKON BRUUN-HANSSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

5 Additional information



Dudgeon offshore wind farm, UK.

5.1 Board statement on corporate governance

This chapter provides a detailed overview of how Equinor follows the Norwegian Code of Practice for Corporate Governance (the Code of Practice). The Code of Practice covers 15 topics, and this board statement covers each of these topics and describes Equinor's adherence to the Code of Practice. Information that Equinor must provide in accordance with the Norwegian Accounting Act Section 3-3b is also included. The statement describes the foundation and principles for Equinor's corporate governance structure. The statement should be seen in context with information on corporate governance in section 1.8 Governance and risk management. Further information can be found on www.equinor.com.

The deviations from the Code of Practice for corporate governance follow below.

6. General meetings
The Code of Practice recommends that the board of directors and chair of the nomination committee be present at the general meetings. Equinor has not deemed it necessary to require the presence of all members of the board of directors. However, the chair of the board, the chair of the nomination committee, the chair of the corporate assembly, external auditor, the CEO and other members of management are always present at general meetings.

14. Take-overs
The Code of Practice recommends that the board establish guiding principles for how it will act in the event of a take-over bid. The board has not established such guidelines, due to Equinor's ownership structure. In the event of a bid as discussed in section 14 of the Code of Practice, the board of directors will, in addition to complying with relevant legislation and regulations, seek to comply with the recommendations in the Code of Practice. The board has no other explicit basic principles or written guidelines for procedures to be followed in the event of a take-over bid. The board of directors otherwise concurs with what is stated in the Code of Practice regarding this issue.

1. Implementation and reporting

Equinor ASA is a Norwegian-registered public limited liability company with its primary listing on Oslo Børs, and the foundation for the Equinor group's governance structure is Norwegian law. American Depositary Receipts (ADR) representing ordinary shares are also listed on the New York Stock Exchange (NYSE), and we are subject to the listing requirements of NYSE and the applicable reporting requirements of the US Securities and Exchange Commission (SEC rules).

The following principles underline Equinor's approach to corporate governance:

- All shareholders will be treated equally.
- Equinor will ensure that all shareholders have access to up-to-date, reliable and relevant information about its activities.
- Equinor will have a board of directors that is independent (as defined by Norwegian standards) of the group's management. The board focuses on preventing conflicts of interest between shareholders, the board of directors and the company's management.
- The board of directors will base its work on the principles for good corporate governance.

The governance and management system is further elaborated on our website at www.equinor.com/cg where shareholders and stakeholders can explore any topic of interest in more detail.

Compliance with NYSE listing rules
Equinor's primary listing is on the Oslo Børs, and its ADRs are listed on the NYSE. In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC rules.

ADRs represent the company's ordinary shares listed on the NYSE. While Equinor's corporate governance practices follow the requirements of Norwegian law, Equinor is also subject to the NYSE's listing rules.

As a foreign private issuer, Equinor is exempted from most of the NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any significant deviations from corporate governance practices applicable to domestic US companies under the NYSE rules. This is disclosed in the annual report on Form 20-F as filed to SEC and published on www.equinor.com/reports.

2. Business

Equinor is an international energy company headquartered in Stavanger, Norway. The company has business operations in around 30 countries and approximately 22,000 employees worldwide. Equinor ASA is a public limited liability company organised under the laws of Norway and subject to the provisions of the Norwegian Public Limited Liability Companies Act. The Norwegian State is the largest shareholder in Equinor ASA, with a direct ownership interest of 67%.

Objective, strategies and risk profiles
Equinor's objective is defined in the articles of association section 1 and is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor's current articles of association were adopted at the annual general meeting of shareholders on 11 May 2022 and are available at www.equinor.com/articlesofassociation.

Equinor's purpose is turning natural resources into energy for people and progress for society. The board has approved a corporate strategy to deliver on this purpose and the strategy has been translated into concrete objectives and targets to align execution.

At Equinor, the way we deliver is as important as what we deliver. The Equinor Book, which addresses all

Equinor employees, sets the standards for behaviour, delivery and leadership.

Our Code of Conduct is further described in subsection 10. Risk management and internal control in this chapter.

We also focus on managing the impacts of our activities on people, society and the environment, in line with corporate policies for health, safety, security, sustainability and climate, including human rights and ethics. These efforts and policies are further described in section 2.1 Always safe as well as section 2.3 Low carbon.

3. Equity and dividends

Shareholders' equity and capital structure
The board of directors considers the equity and capital structure of Equinor as at 31 December 2022 to be satisfactory given the company's requirements for financial robustness in relation to its expressed goals, strategy and risk profile. Further information on the equity and capital structure can be found in sections 1.6 Capital and liquidity management, 2.2 High value and the Consolidated financial statements.

Any increase of the company's share capital must be mandated by the general meeting. If a mandate was to be granted to the board of directors to increase the company's share capital, such mandate would be restricted to a defined purpose. If the general meeting is to consider mandates to the board of directors for the issue of shares for different purposes, each mandate would be considered separately by the general meeting.

Dividend policy
It is Equinor's ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings. Equinor announces dividends on a quarterly basis. The board approves first to third quarter interim dividends based on an authorisation from the general meeting, while the annual general meeting approves the fourth quarter (and total annual) dividend based on a proposal from the board. When deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividends, Equinor might buy-back shares as part of the distribution of capital to the shareholders.

The shareholders at the annual general meeting may vote to reduce, but may not vote to increase, the fourth quarter dividend proposed by the board of directors.

Equinor declares dividends in USD. Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs.

The dividend proposed by board of directors to the annual general meeting for the fourth quarter is noted in section 2.2 High value – Group Analysis.

Buy-back of own shares for subsequent annulment
In addition to cash dividend, Equinor may buy-back shares as part of the total distribution of capital to the shareholders. To buy-back shares the board of directors will need an authorisation from the general meeting. The annual general meeting authorised on 11 May 2022, the board of directors to acquire Equinor ASA shares in the market, on behalf of the company, with a nominal value of up to NOK 187,500,000. The board of directors is authorised to decide at what price within minimum and maximum prices of NOK 50 and NOK 1,000, respectively, and at what time such acquisition shall take place. Shares acquired pursuant to this authorisation can only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1. It is also a precondition for the repurchase and the annulment of shares that the Norwegian State's ownership interest in Equinor ASA is not changed.

Purchase of own shares for use in the share savings plan
Since 2004, Equinor has had a share savings plan for its employees. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company. The annual general meeting annually authorises the board of directors to acquire Equinor ASA shares in the market in order to continue implementation of the employees share savings plan.

4. Equal treatment of shareholders and transactions with close associates

Equal treatment of all shareholders is a core governance principle in Equinor. Equinor has one class of shares, and each share confers one vote at the general meeting. The articles of association contain no restrictions on voting rights and all shares have equal rights.

The Norwegian State as majority owner
The Norwegian State (the State) is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2022, the State had an ownership interest in Equinor of 67% (excluding Folketrygdfondet's (Norwegian national insurance fund) ownership interest of 3.39%). The State is also a majority owner in other companies or enterprises that are under a common ownership structure and therefore meet the definition of a related party. Equinor may participate in transactions with such companies or enterprises. All such transactions are always entered into on an arm's length basis. The State's ownership interest in Equinor is managed by the Ministry of Trade, Industry and Fisheries (MTIF) The State's ownership interests in related parties may be managed by the MTIF or other Ministries in the Norwegian government, depending on the line of business such related parties are engaged in.

Contact between the State as owner and Equinor takes in principle place in the same manner as for other institutional investors, however, with the difference that there are more frequent meetings with the MTIF. Topics discussed includes Equinor's economic and strategic development, sustainability and the State's expectations regarding results and returns on investments. Such meetings comply with Norwegian company and securities legislation, hereunder equal treatment of shareholders and limitations for discussing inside information.

In all matters in which the State acts in its capacity as shareholder, exchanges with the company are based on information that is available to all shareholders. If

state participation is imperative and the government must seek approval from the Norwegian Parliament (Stortinget), it may be necessary to provide the Ministry with insider information. The State will be subject to general rules that apply to the handling of such information. Equinor ensures that, in any interaction between the State and Equinor, a distinction is drawn between the State's different roles.

The State has no appointed board members or members of the corporate assembly in Equinor. As majority shareholder, the State has appointed a member of Equinor's nomination committee.

Sale of the State's oil and gas
Pursuant to Equinor's articles of association, Equinor markets and sells the State's share of oil and gas production from the NCS together with its own production. The State has a common ownership strategy aimed at maximising the total value of its ownership interests in Equinor and its own oil and gas interests. This strategy is incorporated in the Owner's Instruction, which obliges Equinor, in its activities on the NCS, to emphasise these overall interests in decisions that may be of significance to the implementation of the sales arrangements.

The State-owned company Petoro AS handles commercial matters relating to the State's direct involvement in petroleum activities on the NCS and related activities and is responsible for overseeing that Equinor performs its tasks in accordance with the Owner's Instruction.

Other transactions
In relation to its ordinary business operations such as pipeline transport, gas storage and processing of petroleum products, Equinor also has regular transactions with certain entities in which Equinor has ownership interests. Such transactions are carried out on an arm's length basis.

5. Freely negotiable shares

Equinor's primary listing is on Oslo Børs. ADRs are traded on the NYSE. Each Equinor ADR represents one underlying ordinary share.

The articles of association of Equinor do not include any form of restrictions on the ownership, negotiability or voting related to its shares and the ADRs.

6. General meeting of shareholders

The general meeting of shareholders is Equinor's supreme corporate body. It serves as a democratic and effective forum for interaction between the company's shareholders, board of directors and management.

The next annual general meeting (AGM) is scheduled for 10 May 2023. At Equinor's AGM on 11 May 2022, 77.87 % of the share capital was represented either by personal attendance, by proxy or by advance voting.

Pursuant to Equinor's articles of association, the AGM must be held by the end of June each year. Notice of the meeting and documents relating to the AGM are published on Equinor's website and notice is sent to all shareholders with known addresses at least 21 days prior to the meeting. All shareholders who are registered in the Norwegian Central Securities Depository (VPS) will receive a notice to the AGM.

Other documents relating to Equinor's AGMs will be made available on Equinor's website. A shareholder may request that these documents be sent to him/her.

Shareholders are entitled to have their proposals considered at the AGM if the proposal has been submitted in writing to the board of directors in sufficient time to enable it to be included in the notice of meeting, i.e. no later than 28 days before the meeting.

As described in the notice of the general meeting, shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting.

The AGM is normally opened and chaired by the chair of the corporate assembly. If there is a dispute concerning individual matters and the chair of the corporate assembly belongs to one of the disputing parties or is for some other reason not perceived as being impartial, another person will be appointed to chair the AGM. This is in order to ensure impartiality in relation to the matters to be considered.

The following matters are decided at the AGM:
- Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and recommended by the corporate assembly.
- Election of the shareholders' representatives to the corporate assembly and approval of the corporate assembly's fees.
- Election of the nomination committee and approval of the nomination committee's fees.
- Election of the external auditor and approval of the auditor's fee.
- Any other matters listed in the notice convening the AGM.

The general meeting votes for each candidate nominated for election to the company's corporate assembly and nomination committee.

All shares carry an equal right to vote at general meetings. Resolutions at general meetings are normally passed by simple majority. However, Norwegian company law requires a qualified majority for certain resolutions, including resolutions to waive preferential rights in connection with any share issue, approval of a merger or demerger, amendment of the articles of association or authorisation to increase or reduce the share capital. Such matters require approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting.

If shares are registered by a nominee in the Norwegian Central Securities Depository (VPS), cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote such shares, the beneficial shareholder must re-register the shares in a separate VPS account in such beneficial shareholder's own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the company will allow the shareholder to vote the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

The minutes of the AGM are made available on Equinor's website immediately after the AGM.

7. Nomination committee

Pursuant to Equinor's articles of association, the nomination committee shall consist of four members who are shareholders or representatives of shareholders. The duties of the nomination committee are set forth in the articles of association, and the instructions for the committee are adopted by the general meeting of shareholders.

The nomination committee seeks to ensure that the shareholders' views are taken into consideration when candidates to the governing bodies of Equinor ASA are proposed. The nomination committee invites Equinor's largest shareholders to propose shareholder-elected candidates of the board of directors and the corporate assembly, as well as members of the nomination committee. The shareholders are also invited to provide input to the nomination committee in respect of the composition and competence of Equinor's governing bodies considering Equinor's strategy and challenges and opportunities going forward. The deadline for providing input is normally set to early/mid-January so that such input may be taken into account in the upcoming nominations. In addition, all shareholders have an opportunity to submit proposals through an electronic mailbox as described on Equinor's website. The results from an annual board evaluation are made available to the nomination committee for the board nomination process. Separate meetings are held between the nomination committee and each board member, including employee-elected board members. The chair of the board and the chief executive officer are invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendations. The committee regularly utilises external expertise in its work and provides reasons for its recommendations of candidates.

When it comes to the subject of diversity and inclusion for the composition of the board of directors and the corporate assembly, it is stated in the instructions for the nomination committee section 3.5 that "Emphasis will also be given to ensuring reasonable representation in terms of gender and background, and to the independence of members of the board of directors and corporate assembly in relation to the company. The company's guidelines on diversity and inclusion are described in section 2.1.4 Tackling inequality – Diversity and inclusion.

The members of the nomination committee are elected by the annual general meeting. The chair of the nomination committee and one other member are elected from among the shareholder-elected members of the corporate assembly. Members of the nomination committee are normally elected for a term of two years.

Equinor's nomination committee consists of the following members as of 31 December 2022 and are elected for the period up to the annual general meeting in 2024:

- Jarle Roth (chair), CEO of Umoe Group[9] (also chair of Equinor's corporate assembly)
- Jan Tore Føsund, Director General at the Ministry of Trade, Industry and Fisheries
- Merete Hverven, CEO of Visma (also a member of Equinor's corporate assembly)
- Berit L. Henriksen, independent advisor

The board considers all members of the nomination committee to be independent of Equinor's management and board of directors.

The nomination committee held 16 ordinary meetings in 2022.

The instructions for the nomination committee are available at www.equinor.com/nominationcommittee.

8. Corporate assembly, board of directors and management

Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

The corporate assembly consists of 18 members, and the chair and deputy chair are elected by and among its members.

Members of the corporate assembly are normally elected for a term of two years. Members of the board of directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings unless the corporate assembly decides otherwise in individual cases. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

An overview of the members and observers of the corporate assembly as of 31 December 2022 follows.

A total list of members and deputy members, as well as the procedure for the work of the corporate assembly, can be found at www.equinor.com/corporateassembly.

The duties of the corporate assembly are defined in section 6-37 of the Norwegian Public Limited Liability Companies Act.

Equinor's corporate assembly held four ordinary meetings in 2022. The chair of the board and the CEO participated in all four meetings.

Board of directors

Pursuant to Equinor's articles of association, the board of directors shall consist of between 9 and 11 members elected by the corporate assembly. The chair and the deputy chair of the board are also elected by the corporate assembly. At present, Equinor's board of directors consists of 11 members. As required by Norwegian company law, the company's employees are represented by three board members.

[9] Roth was CEO of Umoe Group until 31 December 2022. As of 1 January 2023, Roth is an independent advisor

Name	Occupation per 31.12.2022	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31 December 2022	Share ownership for members as of 14 March 2023	First time elected	Expiration date of current term
Jarle Roth	CEO, Umoe Group	Bærum	1960	Chair, Shareholder-elected	No	500	500	2016	2024
Nils Bastiansen	Executive director of equities in Folketrygdfondet	Oslo	1960	Deputy chair, Shareholder-elected	No	0	0	2016	2024
Finn Kinserdal	Associate professor, Norwegian School of Economics and Business (NHH)	Bergen	1960	Shareholder-elected	No	0	0	2018	2024
Kari Skeidsvoll Moe	EVP, Growth Renewable Energy Aneo AS	Trondheim	1975	Shareholder-elected	No	0	0	2018	2024
Kjerstin Fyllingen	CEO at Haraldsplass Diakonale Sykehus AS	Paradis	1958	Shareholder-elected	No	0	0	2020	2024
Kjerstin Rasmussen Braathen	CEO of DNB Bank ASA	Oslo	1970	Shareholder-elected	No	353	353	2020	2024
Mari Rege	Professor of Economics at the UiS Business School at the University of Stavanger	Stavanger	1974	Shareholder-elected	No	0	0	2020	2024
Trond Straume	CEO of Volue ASA	Sandnes	1977	Shareholder-elected	No	100	100	2020	2024
Martin Wien Fjell	President Kongsberg Sensors and Robotics, Kongsberg Group	Asker	1980	Shareholder-elected	No	202	202	2022	2024
Merete Hverven	CEO of Visma	Oslo	1977	Shareholder-elected	No	0	0	2022	2024
Helge Aasen	CEO of Elkem ASA	Kristiansand	1963	Shareholder-elected	No	0	0	2022	2024
Liv B. Ulriksen	CEO of Sparebank 1 Nord-Norge	Tromsø	1960	Shareholder-elected	No	0	0	2022	2024
Peter B. Sabel	Union representative, Tekna/NITO, Project Leader	Hafrsfjord	1968	Employee-elected	No	0	0	2019	2023
Oddvar Karlsen	Union representative, Industri Energi	Brattholmen	1957	Employee-elected	No	418	618	2019	2023
Berit Søgnen Sandven	Union representative, Tekna/NITO, Principal Engineer Fiscal metering	Kalandseidet	1962	Employee-elected	No	2,626	2,893	2019	2023
Terje Enes	Union representative, SAFE, Discipl Resp Maint Mech	Stavanger	1958	Employee-elected	No	3,096	3,341	2017	2023
Lars Olav Grøvik	Union representative, Tekna, Advisor Petech	Bergen	1961	Employee-elected	No	8,716	9,111	2017	2023
Per Helge Ødegård	Union representative, Lederne, Discipl resp operation process	Porsgrunn	1963	Employee-elected, observer	No	496	289	1994	2023
Ingvild Berg Martiniussen	Union representative, Tekna/NITO, Principal Researcher Production Technology	Porsgrunn	1975	Employee-elected, observer	No	2,662	2,823	2021	2023
Anne Kristi Horneland	Union representative, Industri Energi, employee representative RIR	Hafrsfjord	1956	Employee-elected, observer	No	8,188	8,532	2006	2023
Total						27,155	28,762		

The employee-elected board members, but not the shareholder-elected board members, have three deputy members who attend board meetings in the event an employee-elected member of the board is unable to attend. The management is not represented on the board of directors. Members of the board are elected for a term of up to two years, normally for one year at a time. There are no board member service contracts that provide for benefits upon termination of office.

The board considers its composition to be competent with respect to the expertise, capacity and diversity appropriate to attend to the company's strategy, goals, main challenges, and the common interest of all shareholders. The board members have experience from oil, gas, renewables, shipping, telecom, Norwegian defence forces and environmental and sustainability work. The board also deems its composition to consist of individuals who are willing and able to work as a team, resulting in an efficient and collegiate board. At least one board member qualifies as an "audit committee financial expert", as defined in the SEC rules. The board has determined that, in its judgment, all the shareholder-elected on the board are considered independent. In making its determinations of independence, the board focuses inter alia on there not being any conflicts of interest between shareholders, the board of directors and the company's management. Seven board members are men, four board members are women and three board members are non-Norwegians with residence outside of Norway.

There were changes to the composition of the board of directors after the election in the corporate assembly meeting in June where Michael D. Lewis was elected and replaced Jeroen van der Veer with effect from 1 July 2022, and in the corporate assembly meeting in November where Haakon Bruun-Hanssen was elected and replaced Bjørn Tore Godal with effect from 12 December 2022.

Equinor ASA has purchased and maintains a Directors and Officers Liability Insurance on behalf of the members of the board of directors and the CEO. The insurance also covers any employee acting in a managerial capacity and includes controlled subsidiaries. The insurance policy is issued by a reputable insurer with an appropriate rating.

The board held eight ordinary board meetings and four extraordinary meetings in 2022. Average attendance at these board meetings was 99.17%.

Further information about the members of the board and its committees is included in chapter 1.8 Governance and risk management and is available on www.equinor.com/board.

9. The work of the board of directors

The board is responsible for managing the Equinor group and for monitoring day-to-day management and the group's business activities. The board has established control systems to ensure that Equinor operates in compliance with laws and regulations, with the values as stated in the Equinor Book and the Code of Conduct, as well as in accordance with the owners' expectations of good corporate governance.

The board handles matters of major importance, or of an extraordinary nature, and may require the management to present other matters. An important task of the board is to appoint the chief executive officer (CEO) and to stipulate their job instructions, and terms and conditions of employment.

The board has adopted a generic annual plan for its work which is revised with regular intervals. Recurring items on the board's annual plan include safety, security, sustainability and climate, corporate strategy, business plans, targets, quarterly and annual results, annual reporting, ethics, management's monthly performance reporting, management compensation issues, CEO and top management leadership assessment and succession planning, project status review, people and organisation priorities, main risks and an annual review of the board's governing documentation.

Climate-related upside and downside risks, and Equinor's strategic response to these are also discussed frequently by the board. In 2022, the board discussed climate change and the energy transition in all of the ordinary board meetings either as integral parts of strategy and investment discussions or as separate topics.

An induction programme with key members of the management is arranged for new board members. They receive an introduction to Equinor's business and relevant information about the company and the board's work.

The board conducts an annual self-evaluation of its own work and competence, which is externally facilitated. In the annual board evaluation for 2022, climate change capabilities and knowledge were included as key components. The evaluation report is discussed in a board meeting and is made available to the nomination committee and also discussed in a meeting between the chair of the board and the nomination committee as input to the committee's work.

Requirements for board members

The work of the board is based on rules of procedure that describe the board's responsibilities, duties and administrative procedures. They also describe the CEO's duties vis-à-vis the board of directors.

The board's rules of procedure are available on our website at www.equinor.com/board.

The board of directors' committees

Equinor's board has established three committees: the audit committee; the compensation and executive development committee; and the safety, sustainability and ethics committee. The committees prepare items for consideration by the board and their authority is limited to making recommendations.

Audit committee

The audit committee assists the board in exercising its oversight responsibilities in relation to:

- The financial reporting process and the integrity of the financial statements.
- The company's internal control, internal audit and risk management systems and practices.
- The recommendation of election of external auditor and qualifications, independence and oversight of the work of the external auditor.
- Business integrity, including handling of complaints and reports.
- Other duties as set out in the Norwegian Public Limited Liability Companies Act § 6-43 and Regulation 10A-3 of the US Securities Exchange Act and applicable listing requirements.

The board of directors has determined that both Anne Drinkwater and Rebekka Glasser Herlofsen qualify as "audit committee financial expert", as defined in the SEC rules. The board of directors has also determined that the committee has the qualifications needed as defined in the Norwegian Public Limited Liability Companies Act. In addition, the board of directors has concluded that Anne Drinkwater, Rebekka Glasser Herlofsen, Jonathan Lewis and Finn Bjørn Ruyter are independent within the meaning of the requirements in the Norwegian Public Limited Liability Companies Act and Rule 10A-3 under the Securities Exchange Act.

The committee held six regular meetings in 2022, in addition to two deep dive sessions and attendance was 96.67%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/auditcommittee.

Compensation and executive development committee
Compensation and executive development committee

The main responsibilities of the compensation and executive development committee are:
- To make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning.
- To be informed about and advise the company's management in its work on Equinor's remuneration strategy for senior executives and in drawing up appropriate remuneration policies for senior executives.
- To review Equinor's remuneration policies in order to safeguard the owners' long-term interests.

The committee held six meetings in 2022 and attendance was 88.89%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/compensationcommittee.

Safety, sustainability and ethics committee
The safety, sustainability and ethics committee assists the board in reviewing the practices and performance of the company primarily in matters regarding safety, security, ethics, sustainability and climate. This includes quarterly reviews of the company's risks related to matters covered by the committee, practices and performance, including climate-related risks and performance.

The committee held four meetings and one extraordinary meeting in 2022 and attendance was 100%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/ssecommittee.

10. Risk management and internal control

Risk management
The board of directors oversees the company's internal control and overall risk management and assurance, and through its audit committee, reviews and monitors the effectiveness of the company's policies and practices in such regard. On an ongoing basis, the board and board audit committee discuss the company's enterprise risk management framework and three-lines of control model and learning from risk-adjusting actions and assurance activities. The board, board audit committee and board safety, sustainability and ethics committee, together, monitor and assess risks including legal, regulatory, financial, safety, security, sustainability and climate-related risks and the associated control measures put in place to manage them. Twice a year, the board receives and reviews an assessment of all top enterprise risks, material emerging risks and risk-issues, and discusses the company's risk profile.

Equinor manages risk to ensure that operations and other business activities are conducted in a safe and secure manner, in compliance with external and internal standards and requirements, so that unwanted incidents are avoided, and maximum value is created. The company's enterprise risk management framework endeavours to make risk considerations an integral part of realising its purpose and vision, and of driving day-to-day performance.

Through its three lines of control model, company-wide accountabilities for risk management, and responsibilities for risk analysis, monitoring, advising and assurance are defined across all relevant classes of risk, including business integrity risks (fraud, sanctions, competition, money laundering), safety/security/sustainability risks, financial/legal/regulatory risks, people risks and political/public affairs risks. Procedures and systems are in place to assess both potential financial impacts of risks on cash-flows and potential non-financial impacts of risks on people, the environment, physical assets, and ultimately, the company's reputation. Where necessary, operational risks are insured by the company's captive insurance company, that operates in both Norwegian and international insurance markets.

Further information about the risks and risk factors that the company's financial and operating results are subject to are presented in section 1.8 Governance and risk management and section 5.2 Risk factors.

Internal control over financial reporting
Equinor's internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Equinor's financial statements in accordance with International Financial Reporting Standards.

Equinor's internal control over financial reporting framework is based on COSO 2013 Internal Controls Integrated Framework. The framework is governed by Equinor's management system and implemented through a top-down, risk-based approach across all relevant functions and business areas within the company.

Equinor has established a global function (the ICoFR function), which is responsible for governing Equinor's internal control over financial reporting on behalf of the CFO. The ICoFR function manages Equinor's annual process for internal control over financial reporting and provides support and expertise to the organization to secure an effective and continuously

improved internal control framework. The annual process includes formalized processes for scoping and risk assessment; control design improvement and maintenance; assurance of control design and operating effectiveness; deficiency management and evaluations; communications, training and stakeholder reporting. Key assurance activities include independent verification testing of controls; quarterly self-assessments and management sign-offs; as well as internal audits conducted by Equinor's corporate audit function.

Equinor's disclosure committee assists the CEO and CFO in assessing the status of internal control over financial reporting on a quarterly basis and reviewing Equinor's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, to ensure that the contents of Equinor's results announcements, the Integrated annual report, and the Annual report on Form 20-F appropriately reflect the non-financial and financial position and results of the company.

The board has delegated authority to the board audit committee to assist it in overseeing the effectiveness of Equinor's internal control over financial reporting. The board audit committee reviews and discusses quarterly updates from management on the status of key financial reporting risks, control assurance activities and remediation of identified deficiencies, and internal control improvement initiatives. The board audit committee also reviews management's evaluation of the effectiveness of Equinor's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act (included in the annual report on Form 20-F as filed with SEC and published on www.equinor.com/reports) and updates the board on the status of compliance and any significant issues that warrant the attention of the board.

Code of Conduct

Ethics – Equinor's approach

Equinor believes that responsible and ethical behaviour is a necessary condition for a sustainable business. Equinor's Code of Conduct is based on its values and reflects Equinor's commitment to high ethical standards in all its activities.

Our Code of Conduct

The Code of Conduct describes Equinor's code of business practice and the requirements for expected behaviour. The Code of Conduct applies to Equinor's board members, employees and hired personnel. It is divided into five main categories: The Equinor way, Respecting our people, Conducting our operations, Relating to our business partners and Communities and environment.

The Code of Conduct is approved by the board of directors.

Equinor seeks to work with others who share its commitment to ethics and compliance, and Equinor manages its risks through in-depth knowledge of suppliers, business partners and markets. Equinor expects its suppliers and business partners to comply with applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with Equinor's ethical requirements when working for or together with Equinor. In joint ventures and entities where Equinor does not have control, Equinor makes good faith efforts to encourage the adoption of ethics and anti-corruption policies and procedures that are consistent with its standards. Equinor will not tolerate any breaches of the Code of Conduct. Remedial measures may include termination of employment and reporting to relevant authorities.

More information about Equinor's policies and requirements related to the Code of Conduct and Equinor's approach to integrity and anti-corruption is available in section 2.2.4 Integrity and anti-corruption and on www.equinor.com/about-us/ethics-and-compliance.

11. Remuneration to the board of directors and corporate assembly

Reference is made to section 1.8 Governance and risk management.

12. Remuneration to the corporate executive committee

Reference is made to section 1.8 Governance and risk management.

13. Information and communications

Equinor has established guidelines for the company's reporting of financial and other information and the purpose of these guidelines is to ensure that timely and correct information about the company is made available to our shareholders and society in general.

A financial calendar and shareholder information is published at www.equinor.com/calendar.

Investor relations is responsible for distributing and registering information in accordance with the legislation and regulations that apply where Equinor securities are listed. Investor relations reports directly to the chief financial officer.

The company's quarterly presentations are broadcasted live on our website. Investor relations communicate with present and potential shareholders through presentations, one-to-one meetings, conferences, website, financial media, telephone, mail and e-mail contact. The related reports as well as other relevant information are available at www.equinor.com/investor where all information distributed to the company's shareholders is published at the same time as it is sent.

14. Take-overs

The board of directors endorses the principles concerning equal treatment of all shareholders and Equinor's articles of association do not set limits on share acquisitions. Equinor has no defence mechanisms against take-over bids in its articles of association, nor has it implemented other measures that limit the opportunity to acquire shares in the company. The Norwegian State owns 67% of the shares, and the marketability of these shares is subject to parliamentary decree.

15. External auditor

Our independent registered public accounting firm (external auditor) is independent in relation to Equinor and is appointed by the general meeting of shareholders. Our independent registered public accounting firm, Ernst & Young AS, has been engaged to provide an audit in accordance with standards of the Public Company Accounting Oversight Board

(United States). Ernst & Young AS will also issue a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Equinor ASA. The reports are set out in section 5.7 Statements on this report incl. independent auditor reports.

The external auditor's fee must be approved by the general meeting of shareholders.

Pursuant to the instructions for the board's audit committee approved by the board of directors, the audit committee is responsible for ensuring that the company is subject to an independent and effective external and internal audit. Every year, the external auditor presents a plan to the audit committee for the execution of the external auditor's work. The external auditor attends the meeting of the board that deals with the preparation of the annual accounts.

The external auditor also participates in meetings of the audit committee. The audit committee considers all reports from the external auditor before they are considered by the board. The audit committee will meet as often as it deems necessary, and normally five to seven times a year. Both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

The audit committee evaluates and makes a recommendation to the board, the corporate assembly and the general meeting of shareholders regarding the choice of external auditor. The committee is responsible for ensuring that the external auditor meets the requirements in Norway and in the countries where Equinor is listed. The external auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

When evaluating the external auditor, emphasis is placed on the firm's qualifications, expertise, resources, objectivity, independence and the auditor's fee within the context of the standards required by applicable law, regulation and listing requirements.

The audit committee's policies and procedures for pre-approval

In its instructions for the audit committee, the board has delegated authority to the audit committee to pre-approve assignments to be performed by the external auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's pre-approval of assignments to be performed by the external auditor.

All audit-related and other services provided by the external auditor must be pre-approved by the audit committee. Provided that the types of services proposed are permissible under SEC guidelines and Norwegian Auditors Act requirements, pre-approval is usually granted at a regular audit committee meeting. The chair of the audit committee has been authorised to pre-approve services that are in accordance with policies established by the audit committee that specify in detail the types of services that qualify. It is a condition that any services pre-approved in this manner are presented to the full audit committee at its next meeting. Some pre-approvals can therefore be granted by the chair of the audit committee if an urgent reply is deemed necessary.

Remuneration of the external auditor in 2020 – 2022

In the annual Consolidated financial statements and in the parent company's financial statements, the independent auditor's remuneration is split between the audit fee and the fee for audit-related, tax and other services. The breakdown between the audit fee and the fee for audit related, tax and other services is presented to the annual general meeting of shareholders.

Reference is made to the table in note 9 Auditor's remuneration and Research and development expenditures in the Consolidated financial statements showing the aggregate fees related to professional services rendered by Equinor's external auditor Ernst & Young AS, for the fiscal years 2020, 2021, and 2022. All fees included in this table have been approved by the board's audit committee.

Audit fee is defined as the fee for standard audit work that must be performed every year in order to issue an opinion on Equinor's Consolidated financial statements, on Equinor's internal control over annual reporting and to issue reports on the statutory financial statements. It also includes other audit services, which are services that only the independent auditor can reasonably provide, such as the auditing of non-recurring transactions and the application of new accounting policies, audits of significant and newly implemented system controls and limited reviews of quarterly financial results.

Audit-related fees include other assurance and related services provided by auditors, but not limited to those that can only reasonably be provided by the external auditor who signs the audit report, that are reasonably related to the performance of the audit or review of the company's financial statements, such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Tax and Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e., certain agreed procedures.

5.2 Risk factors

Strategic and commercial risks

Prices and markets

Fluctuating prices of oil and natural gas as well as exchange rates and general macroeconomic outlook impact our financial performance. Generally, Equinor does not have control over the factors that affect market development and prices.

Uncertainty in global and regional energy supply and demand means that Equinor's long-term plans should take into consideration a large outcome space for how global energy markets may develop. Examples of factors that can affect supply and demand, and consequently prices of oil, natural gas, electricity and other energy products include: global and regional economic conditions, political and regulatory developments, geopolitical tensions, actions of OPEC+ and other large energy suppliers, the social and health situation in any country or region, technological advances, availability of energy resources or access to energy related acreages, development of supply chains and consumer preferences, including those related to climate issues.

Over the past years there has been significant volatility in energy prices, triggered by the supply and demand impacts of the Covid-19 pandemic and the post-pandemic recovery, the European security situation, including Russia's invasion of Ukraine, and its effect on global energy flows.

Energy prices and predominantly oil and natural gas prices are the primary drivers of Equinor's business results, financial condition and liquidity, and ability to finance planned capital expenditures. A significant or prolonged period of low prices could lead to changes in production, impairment of assets or reassessment of the viability of projects under development and future business opportunities.

Increases in prices can lead to increased taxes, cost inflation or higher access costs for Equinor.

Fluctuating foreign exchange rates, especially between USD, EUR, GBP and NOK, can have a significant impact on Equinor's operational and financial results. A large percentage of Equinor's revenues and cash receipts are denominated in or driven by USD, sales of gas and refined products are mainly denominated in EUR and GBP, while a large portion of operating expenses, capital expenditures and income taxes payable accrue in NOK. The majority of Equinor's long-term debt has USD exposure. See also the description of market risk (including commodity price risk and currency risk) in Note 4 Financial risk and capital management in the Consolidated Financial Statements.

Hydrocarbon resource base and low carbon opportunities

Changes to Equinor's hydrocarbon resource base estimates and ability to access low carbon opportunities can impact future production, revenues and expenditures as well as delivery of our strategy.

Our estimates relating to current and future energy resources depend on many factors, variables and assumptions that are beyond Equinor's control, and which may prove to be incorrect over time. The reliability of resource estimates depends on the quality and quantity of Equinor's geological, technical and economic data together with extensive engineering judgements. Substantial upward or downward revisions in Equinor's resources outlook may be required should additional information become available after the initial estimates were prepared. A substantial downward revision could potentially lead to impairments.

Equinor's future oil and gas resource base depends on timely success to access, acquire and develop attractive opportunities. If unsuccessful, future production will decline and future revenue will be reduced. Equinor's access to resources is impacted by the choices of governments and, outside of Norway, national oil and gas companies. Changes in fiscal terms and fluctuations in oil and gas prices will have a direct impact on Equinor's resource base. Proved oil and gas reserves are estimated based on the US Securities and Exchange Commission (SEC) requirements and may differ substantially from Equinor's view on expected reserves and contingent resources.

Equinor's ability to build material low carbon (both renewable and decarbonisation) business portfolios depends on access to attractive opportunities where the right commercial terms are key. Future conditions along with risks and uncertainties in power, hydrogen and carbon markets as well as internal factors will influence our ability to achieve our ambitions relating to renewable energy resources and low carbon business.

Climate change and transition to a lower carbon economy

Policy, legal, regulatory, market and technology developments, including stakeholder sentiment, related to the issue of climate change, can affect our business plans and financial performance.

Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor's strategy.

Stricter climate laws, regulations and policies as well as adverse litigation outcomes could adversely impact Equinor's financial results and outlook, including the value of its assets. This might be directly through regulatory towards energy systems free of unabated fossil fuels, changes in taxation, increased costs, access to opportunities, or indirectly through changes in consumer behaviour or technology developments.

Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. Equinor applies a default minimum carbon price in investment analysis starting at 58 USD per tonne in 2022, increasing towards 100 USD per tonne by 2030. In countries where the actual or predicted carbon price is higher

than our default at any point in time, Equinor applies the actual or expected cost, such as in Norway where both a CO_2 tax and the EU Emission Trading System (EU ETS) apply. A higher carbon price provides incentive to reduce emissions and increase investment in new low carbon solutions and technology.

Changing demand for renewable energy and low-carbon technologies, and innovation and technology changes supporting their cost-competitive development, represent both threats and opportunities for Equinor.

Market development and our ability to reduce costs and capitalise on technology improvements are important but unpredictable risk factors. Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions, and changes in investor and societal sentiment can affect our access to capital markets, attractiveness for investors, and potentially restrict access to finance or increase financing costs.

Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to diminishing returns within the renewable and low carbon industries and hinder Equinor ambitions. These investments may be exposed to interest rate risk and inflation risk.

Equinor's net zero strategy and climate related ambitions are responses to challenges and opportunities in the energy transition. There is no assurance that these ambitions will be achieved or that the method associated with the ambitions will be accepted by all stakeholders. Successful strategy execution depends on development of new technologies, new value chains, societal shifts in consumer demands, as well as firm leadership from policy makers. Should societal demands, technological innovation and policy support from governments not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions and energy transition investments, Equinor's ability to meet its climate ambitions will be impaired.

International politics and geopolitical change

Political, economic, and social developments or instability in regions where Equinor has interests and may seek future opportunities could adversely affect Equinor's business causing financial loss.

Political instability, civil strife, strikes, insurrections, acts of terrorism, acts of war, sanctions and trade disputes, public health situations (including Covid-19), adverse and hostile actions against Equinor's staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may disrupt or curtail Equinor's operations and business opportunities. These may in turn lead to a decline in production and otherwise adversely affect Equinor's business, operations, results and financial condition. Similarly, Equinor's response to such situations could lead to claims from partners and relevant stakeholders, litigation, and litigation-related costs.

In 2022, following Russia's invasion of Ukraine, Equinor exited all projects in Russia and announced an impairment of USD 1.08 billion on the balance sheet as of 31 March 2022. The European security situation will continue to impact our business environment volatility, uncertainty and complexity for the foreseeable future, including through impacts related to oil and gas supply and demand; policy response, supply chains and security.

Digital and cyber security

Increasing digitization and reliance on information technology (IT) and operational technology (OT) mean that failure to manage digital and cyber threats could materially disrupt Equinor's operations and financial condition.

Digital and cyber security threats such as unauthorized access or attacks by hackers, computer viruses, breaches due to unauthorised use, errors or malfeasance by employees or others who have gained access to Equinor networks and systems, and insider threats to our assets, could result in loss of production, loss of sensitive or private information, and other safety and environmental losses. The company could face associated regulatory actions, legal liability, reputational damage, and loss of revenue if any such threat materializes.

Equinor could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

See also section 2.1.1 Safe and secure operations – Performance disclosure – Security incidents.

Project delivery and operations

Uncertainties in development projects and production operations in the Equinor portfolio could prevent Equinor from realising profits and cause substantial losses.

Oil and gas, renewable, low carbon and other projects or assets may be curtailed, delayed, cancelled or suspended for many reasons. Situations such as equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, irregularities in geological formations, challenging soil conditions, accidents, mechanical and technical difficulties, power cost and availability, protestor actions, health issues (including COVID-19), new technology implementation and quality issues might have significant impact. The risk is higher in new and challenging areas such as deep waters or other harsh environments, and in new value chains.

Equinor's portfolio of development projects includes a high number of major development-projects as well as "first-off" projects (i.e. involving new development concepts, operating regions, execution models, partners/contractors, value chains and markets) that increase portfolio complexity and potentially execution risk.

Equinor's ability to commercially exploit energy resources and carbon products depends, among other factors, on availability of adequate capacity of transportation and/or transmission infrastructure to markets at a commercial price. Equinor may be unsuccessful in its efforts to secure commercially viable transportation, transmission and markets for all its potential production in a cost-efficient manner or at all.

Joint arrangement and contractors

The actions of our partners, contractors and sub-contractors could result in legal liability and financial loss for Equinor.

Many of Equinor's activities are conducted through joint arrangements and with contractors and sub-contractors which may limit Equinor's influence and control over the performance of such operations. If operators, partners or contractors fail to fulfil their responsibilities, Equinor can be exposed to financial, operational, safety, security and compliance risks as well as reputational risks and risks related to ethics, integrity and sustainability.

Equinor is also exposed to enforcement actions by regulators or claimants in the event of an incident in an operation where it does not exercise operational control. Operators, partners and contractors may be unable or unwilling to compensate Equinor against costs incurred on their behalf or on behalf of the arrangement.

Competition and technological innovation

If competitors move faster or in other directions related to the development and deployment of new technologies and products, Equinor's financial performance and ability to deliver on our strategy may be adversely affected.

Equinor could be adversely affected if we do not remain commercially and technologically competitive to efficiently develop and operate an attractive portfolio of assets, to obtain access to new opportunities, and to keep pace with deployment of new technologies and products that can impact our transition to a broad energy company.

Equinor's financial performance may be negatively impacted by competition from players with stronger financial resources or with increased agility and flexibility, and from an increasing number of companies applying new business models.

Ownership and action by the Norwegian State

The interests of Equinor's majority shareholder, the Norwegian State, may not always be aligned with the interests of Equinor's other shareholders and can impact Equinor's strategy, ambitions and financial performance.

Failure of Equinor to deliver on broad societal, governmental and political expectations could impact how the Norwegian State exercises its ownership of the company and its decisions relating to the NCS.

The Norwegian State directly held 67% of Equinor's ordinary shares as of 31 December 2022 and has the power to influence the outcome of any vote of shareholders, including amending its articles of association and electing all non-employee members of the corporate assembly. Factors influencing the voting of the Norwegian State could be different from the interests of Equinor's other shareholders.

The responsibility to exercise the Norwegian State's ownership in Equinor is held by MTIF. MTIF's exercise of ownership can be subject to scrutiny by the Norwegian Parliament. In 2021, the Auditor-General expressed expectations with respect to the ministry's follow-up of Equinor's financial reporting, risk, profitability and return in Equinor's international portfolio.

The Norwegian State has resolved that its shares in Equinor and the SDFI's interest in NCS licences must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Equinor to market the Norwegian State's oil and gas together with Equinor's own oil and gas as a single economic unit and to take account of the Norwegian State's interests in all decisions that may affect the marketing of these resources. If the Norwegian State's coordinated ownership strategy is not adequately implemented, then Equinor's mandate to sell the Norwegian State's oil and gas together with its own oil and gas is likely to be prejudiced which could have an adverse effect on Equinor's position in the markets in which it operates[10].

Policies and legislation

Equinor's operations in various countries are subject to dynamic legal and regulatory factors that could impact our business plans and financial performance.

Equinor operates in countries which lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain, and where the governmental, fiscal and regulatory regimes can change over time or can be subject to unexpected or rapid change. Such changes could constrain our plans, cause operational delays, increase costs of regulatory compliance, increase litigation risk, impact sale of our products, require us to divest or curtail operations, limit access to new opportunities, and affect provisions for pension, tax and legal liabilities.

Changes in the tax laws of the countries in which Equinor operates could have a material adverse effect on liquidity and results of operations.

Equinor's exploration and production activities undertaken together with national oil companies are subject to a significant degree of state control. In recent years, governments and national oil companies have in some regions exercised greater authority and imposed more stringent conditions on energy companies. Intervention by governments can take a variety of forms, such as nationalization, expropriation, cancellation, non-renewal, restriction or renegotiation of our interests, assets and related rights. Equinor could be subject to imposition of new contractual obligations, price and exchange controls, tax or royalty increases, payment delays, and currency and capital transfer restrictions.

Equinor's US operations use hydraulic fracturing, which is subject to a range of federal, state and local laws. Various US states and local governments have implemented, or are considering, changes to regulations or increased regulatory oversight of hydraulic fracturing that could adversely affect Equinor's US onshore business and the demand for its fracturing services.

[10] See also section 5.1 Board statement on corporate governance for further details on State ownership and equal treatment of shareholders and transactions with close associates.

The ongoing maturation of the regulatory framework and permitting requirements for low carbon value-chains in various countries can impact financial outcomes from Equinor's investment in related technologies, opportunities and projects.

Equinor incurs, and expects to continue to incur, substantial capital-, operating-, maintenance- and remediation costs relating to compliance with increasingly complex laws, regulations and obligations related to the protection of the environment and human health and safety, as well as in response to concerns relating to climate change. Such occurrences could have a materially adverse effect on Equinor's operations and opportunities, liquidity and financial performance.

Finance
Equinor's business is exposed to liquidity, interest rate, equity and credit risks that could adversely affect the results of Equinor's operations, our financial position and ability to operate, as described in Note 4 to the Consolidated Financial Statements.

Trading and commercial supply activities
Equinor's trading and commercial supply activities in the physical markets can lead to financial losses.

Equinor uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity to manage price differences and volatility. Trading activities involve elements of forecasting, and Equinor bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties.

There is a risk that an individual or group of traders acting for or on behalf of Equinor could act outside of mandate and result in financial loss, fines, or loss of licence to operate including permissions to trade.

Workforce and organisation
Equinor may not be able to secure the right level of workforce competence and capacity, or to leverage efficient organisational operating models, to execute on strategy and operations.

Equinor depends on workforce capacity and competence to delivery on its strategy, including transition to a broad energy company. Uncertainties related to the future of the oil and gas industry and the rate of growth of new value chains, the need for new capabilities, and increased competition for talent, pose a risk to securing the right level of workforce competence and capacity through industry cycles.

Further, company restructuring and Equinor's changes to its operating model to meet the needs of the oil and gas, renewable and low carbon domains may not deliver on expectations.

Crisis management, business continuity and insurance coverage
Equinor's crisis management and business continuity systems may prove inadequate and disrupt our business causing losses. Equinor's insurance coverage may not provide adequate protection from losses, with a potential material adverse effect on Equinor's financial position.

Our business could be severely affected if Equinor does not respond or is perceived not to have prepared, prevented, responded, or recovered in an effective and appropriate manner to a crisis or major incident. A crisis or disruption might occur as a result of a security or cyber security incident or if a risk described under "Security, safety and environmental risks" materialises.

Equinor maintains insurance cover that includes coverage for physical damage to its properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution, and other coverage. Equinor's insurance coverage includes deductibles that must be met prior to recovery and is subject to caps, exclusions, and limitations. There is no assurance that such coverage will adequately protect Equinor against liability from all potential consequences and damages as illustrated by financial loss for the group related to the fire at Hammerfest LNG in 2020.

The Equinor group retains parts of its insurable risks in a wholly owned captive insurance company, so insurance recovery outside of the Equinor group may be limited.

Security, safety and environmental risks

Health, safety and environmental factors
Equinor is exposed to a wide range of risk factors that could result in harm to people, the environment, and our assets, as well as cause significant losses through business interruption, increased costs, regulatory action, legal liability, and damage our licence to operate.

Risk factors that could lead to impacts on health, safety and the environment include human performance, operational failures, breach of digital security, detrimental substances, subsurface conditions (including conditions related to hydraulic fracturing), technical integrity failures, vessel collisions, natural disasters, adverse weather or climatic conditions, physical effects of climate change (see section 2.2.2 Profitable Portfolio), epidemics or pandemics (including COVID 19), breach of human rights, structural and organizational changes and other occurrences. Continuation, resurgence or emergence of a pandemic, could precipitate or aggravate the other risk factors identified in this report and materially impact Equinor's operations and financial condition.

These risk factors could result in disruptions of our operations and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. All modes of transportation of hydrocarbons are susceptible to a loss of containment of hydrocarbons and other hazardous materials and represent a significant risk to people and the environment. Equinor could also be subject to civil and/or criminal liability and the possibility of incurring substantial costs, including for remediation if any such health, safety or environmental risk materialises.

It is not possible to guarantee that the management system or other policies and procedures will be able to identify or mitigate all aspects of health, safety and environmental risks or that all activities will be carried out in accordance with these systems.

Security breaches
Equinor personnel, assets and operations may be subject to hostile acts that disrupt our operations and cause harm to people or the environment.

Terrorism, cyber-attacks, crime, armed conflict, civil unrest, maritime crime and illegal or unsafe activism can disrupt Equinor operations and cause harm to our people, assets, or the environment.

Compliance and control risks

Supervisions, regulatory reviews and reporting
Supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level may lead to legal liability, substantial fines, claims for damages, criminal sanctions and other sanctions for noncompliance, and reputational damage.

Laws and regulations include, among others, those relating to financial reporting, taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment, labour and employment practices and data privacy rules. The enactment of, or changes to, such laws and regulations could create compliance challenges and increase the likelihood of violation occurring.

Equinor is subject to supervision by the Norwegian Petroleum Supervisor (PSA), whose regulatory authority covers the whole NCS including offshore-wind as well as petroleum-related plants on land in Norway. Equinor may become subject to supervision or be required to report to other regulators internationally, and such supervision could result in audit reports, orders and investigations.

Equinor is listed on Oslo Børs and New York Stock Exchange (NYSE) and is a reporting company under the rules and regulations of the US Securities and Exchange Commission (the SEC). Equinor is required to comply with the continuing obligations of relevant regulatory authorities, and violation of these obligations may result in legal liability, the imposition of fines and other sanctions.

Equinor is also subject to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the SEC. Reviews performed by these authorities could result in changes to previously published financial statements and future accounting practices. In addition, failure of external reporting to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to Equinor's reputation.

Audits of financial statements could identify material weaknesses or deficiencies in Equinor's internal control over financial reporting and cause loss of investor confidence that can potentially impact the share price.

Business integrity and ethical misconduct
Non-compliance with anti-corruption and bribery laws, anti-money laundering laws, competition and antitrust laws, sanctions and trade restrictions or other applicable laws, or failure to meet Equinor's ethical requirements, could expose Equinor to legal liability, lead to a loss of business, loss of access to capital and damage our license to operate.

Equinor is subject to anti-corruption and bribery laws and anti-money laundering laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of such applicable laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position, and shareholder value. Similarly, failure to uphold our Human Rights policy may damage our reputation and social licence to operate.

Equinor has a diverse portfolio of projects worldwide and operates in markets and sectors impacted by sanctions and international trade restrictions. Sanctions and trade restrictions are complex, unpredictable and are often implemented on short notice. While Equinor remains committed to comply with sanctions and trade restrictions and takes steps to ensure, to the extent possible, compliance therewith, there can be no assurance that an Equinor entity, officer, director, employee, or agent is not in violation of such sanctions and trade restrictions. Any such violation, even if minor in monetary terms, could result in substantial civil and/or criminal penalties and could materially adversely affect Equinor's business and results of operations or financial condition.

Equinor is subject to competition and antitrust laws in multiple jurisdictions, including the Norwegian Competition Act, the Treaty of the Functioning of the European Union and the Unites States´ Sherman Act, Clayton Act, HSR Act and Federal Trade Commission Act. A violation of such laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable competition and antitrust laws and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position, and shareholder value.

5.3 Shareholder information

Equinor's share savings plan
Since 2004, Equinor has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately USD 150). This company contribution is a taxable employee benefit under 2022 Norwegian tax legislation. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

The board of directors is authorised to acquire Equinor shares in the market on behalf of the company. The authorisation is valid until 30 June 2023. This authorisation replaces the previous authorisation to acquire Equinor's own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2022. It is Equinor's intention to renew this authorisation at the annual general meeting on 10 May 2023.

Share buy-back
For the period 2013-2022, the board of directors has been authorised by the annual general meeting of Equinor to repurchase Equinor shares in the market for subsequent annulment. It is Equinor's intention to renew this authorisation at the annual general meeting in May 2023.

The Annual General meeting on 11 May 2022 authorised the board of directors to acquire own shares in the market. The authorisation is valid until the earlier of 30 June 2023 and the annual general meeting in 2023. 56,222,111 shares were repurchased in the market as part of the 2022 Share buyback programme at USD 1.98 billion. The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor's net debt ratio* stays within the communicated ambition of 15-30% and this is supported by commodity prices.

Summary of shares repurchased
All shares repurchased have been purchased in the open market and pursuant to the authorisations mentioned above. Also see note 20 Shareholders' equity and dividends to the Consolidated financial statements for more information.


Hywind Scotland floating offshore wind farm, UK.

	Shares repurchased under AGM mandate for share-based incentive plans				Shares repurchased under AGM mandate for subsequent annulment					
Period in which shares were repurchased	Number of shares repurchased[1]	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation	Number of shares repurchased[2]	Average price per share in NOK	Total number of shares bought back in the market	Maximum number of shares that may yet be bought back in the market under AGM mandate[3]	Average price per share in NOK	Total number of shares repurchased
Jan-22	439,542	254.69	4 139 087	11 060 913	3,503,518	247.38	16,963,810	58,036,190	**248.19**	**3,943,060**
Feb-22	428,573	263.67	4 567 660	10 632 340	4,810,535	273.28	21,774,345	53,225,655	**272.49**	**5,239,108**
Mar-22	398,956	283.24	4,966,616	10,233,384	5,357,446	301.86	27,131,791	47,868,209	**300.57**	**5,756,402**
Apr-22	338,293	339.94	5,304,909	9,895,091	-	-	27,131,791	47,868,209	**339.94**	**338,293**
May-22	415,910	331.80	5,720,819	9,479,181	3,168,552	343.88	3,168,552	71,831,448	**342.48**	**3,584,462**
Jun-22	328,377	350.21	6,049,196	9,150,804	6,325,381	346.09	9,493,933	65,506,067	**346.30**	**6,653,758**
Jul-22	359,665	325.30	6,408,861	8,791,139	3,656,554	344.28	13,150,487	61,849,513	**342.58**	**4,016,219**
Aug-22	330,247	354.28	6,739,108	8,460,892	6,708,904	372.88	19,859,391	55,140,609	**372.01**	**7,039,151**
Sep-22	318,297	367.58	7,057,405	8,142,595	6,992,116	360.29	26,851,507	48,148,493	**360.61**	**7,310,413**
Oct-22	312,406	374.51	7,369,811	7,830,189	2,573,222	373.03	29,424,729	45,575,271	**373.19**	**2,885,628**
Nov-22	329,765	354.80	7,699,576	7,500,424	6,877,867	368.21	36,302,596	38,697,404	**367.60**	**7,207,632**
Dec-22	327,676	357.06	8,027,252	7,172,748	6,316,576	364.60	42,619,172	32,380,828	**364.23**	**6,644,252**
Jan-23	376,047	311.13	8,403,299	6,796,701	3,434,958	320.63	46,054,130	28,945,870	**319.70**	**3,811,005**
TOTAL	4,703,754	304.87[4]			59,725,629	286.89[4]			**334.61[4]**	**64,429,383**

1) The shares repurchased from February 2022 to January 2023 have been purchased in the market under the buy-back program for shares to be used in the share-based incentive plans for employees announced 9 February 2022, with duration from 15 February 2022 until 13 January 2023.

2) The shares bought back in the market have been bought under the following tranches:

The duration of the second tranche of the share buy-back programme for 2021 announced 27 October 2021: 27 October 2021 to 31 January 2022 (ended 31 January 2022). Maximum total consideration for the second tranche 2021: USD 330,000,000 (including the State's share).

The duration of the first tranche of the share buy-back programme for 2022 announced 9 February 2022: 10 February to 25 March 2022 (ended 25 March 2022). Maximum total consideration for the first tranche 2022: USD 330,000,000 (including the State's share).

The duration of the second tranche of the share buy-back programme for 2022 announced 4 May 2022: 16 May to 13 July 2022 (ended 13 July 2022). Maximum total consideration for the second tranche 2022: USD 440,000,000 (including the State's share).

The duration of the third tranche of the share buy-back programme for 2022 announced 27 July 2022: 28 July to 11 October 2022 (ended 11 October 2022). Maximum total consideration for the third tranche 2022: USD 604,890,000 (including the State's share).

The duration of the fourth tranche of the share buy-back programme for 2022 announced 28 October 2022: 31 October to 17 January 2023 (ended 17 January 2023). Maximum total consideration for the fourth tranche 2022: USD 604,890,000 (including the State's share).

3) The maximum number of shares that may yet be bought back in the market in January 2022 to April 2022 refers to the authorization granted by the Annual General Meeting in May 2021. The maximum number of shares that may yet be bought back in the market in May 2022 to January 2023 refers to the authorization granted by the Annual General Meeting in May 2022.

4) Weighted average price per share.

Major Shareholders

The Norwegian State is the largest shareholder in Equinor, with a direct ownership interest of 67%. Its ownership interest is managed by the Norwegian Ministry of Trade, Industry and Fisheries.

As of 31 December 2022, the Norwegian State had a 67% direct ownership interest in Equinor and a 3.39% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.4%.

Equinor has one class of shares, and each share confers one vote at the general meeting. The Norwegian State does not have any voting rights that differ from the rights of other ordinary shareholders. Pursuant to the Norwegian Public Limited Liability Companies Act, a majority of at least two-thirds of the votes cast as well as of the votes represented at a general meeting is required to amend our articles of association. As long as the Norwegian State owns more than one-third of our shares, it will be able to prevent any amendments to our articles of association. Since the Norwegian State, acting through the Norwegian Ministry of Trade, Industry and Fisheries, has in excess of two-thirds of the shares in the company, it has sole power to amend our articles of association. In addition, as majority shareholder, the Norwegian State has the power to control any decision at general meetings of our shareholders that requires a majority vote, including the election of the majority of the corporate assembly, which has the power to elect our board of directors and approve the dividend proposed by the board of directors.

The Norwegian State endorses the principles set out in "The Norwegian Code of Practice for Corporate Governance", and it has stated that it expects companies in which the State has ownership interests to adhere to the code. The principle of ensuring equal treatment of different groups of shareholders is a key element in the State's own guidelines. In companies in which the State is a shareholder together with others, the State wishes to exercise the same rights and obligations as any other shareholder and not act in a manner that has a detrimental effect on the rights or financial interests of other shareholders. In addition to the principle of equal treatment of shareholders, emphasis is also placed on transparency in relation to the State's ownership and on the general meeting being the correct arena for owner decisions and formal resolutions.

Distribution of shareholders
(at year end 2022 - %)


Rest of world
2%
US
12%
Rest of Europe
6%
UK
5%
Norwegian private owners
8%
Norwegian state (held directly)
67%

Free float breakdown
(%)


Rest of world
6%
ADR's
7%
Norwegian private owners
25%
US ordinary shares
28%
Nordic region (excl Norway)
3%
UK
14%
Rest of Europe
17%

Shareholders at December 2022		Number of Shares	Ownership in %
1	Government of Norway	2 127 565 006	67.00%
2	Folketrygdfondet	107 556 485	3.39%
3	BlackRock Institutional Trust Company, N.A.[1]	33 594 128	1.06%
4	The Vanguard Group, Inc.[1]	33 044 872	1.04%
5	DNB Asset Management AS	20 502 622	0.65%
6	T. Rowe Price Associates, Inc[1]	20 088 971	0.63%
7	Arrowstreet Capital, Limited Partnership[1]	18 970 039	0.60%
8	KLP Fondsforvaltning AS	18 021 894	0.57%
9	Storebrand Kapitalforvaltning AS	17 981 425	0.57%
10	Schroder Investment Management Ltd. (SIM)[1]	16 093 884	0.51%
11	RBC Global Asset Management (UK) Limited[1]	15 220 382	0.48%
12	Capital World Investors[1]	14 876 437	0.47%
13	Acadian Asset Management LLC[1]	13 125 439	0.41%
14	Fidelity Management & Research Company LLC[1]	12 509 728	0.39%
15	Nuveen LLC[1]	12 472 468	0.39%
16	State Street Global Advisors (US)[1]	12 194 750	0.38%
17	Marathon-London	11 455 171	0.36%
18	BlackRock Advisors (UK) Limited[1]	9 675 279	0.30%
19	SAFE Investment Company Limited	9 575 483	0.30%
20	Amundi Asset Management, SAS[1]	8 982 794	0.28%

1) Shareholder with US registered address
Source: Data collected by third party, authorised by Equinor, December 2022.

5.4 EU Taxonomy for sustainable activities

Equinor has implemented the EU Taxonomy disclosure in accordance with EU Regulation 2020/852 and the Delegated Acts related to Article 8 (information to be disclosed), 10 (climate change mitigation) and 11 (climate change adaption) that require the disclosure about the environmental performance of the company's assets and economic activities. The regulation establishes the criteria to determine whether an economic activity qualifies as environmentally sustainable and specifies quantitative economic performance indicators to disclose the degree of sustainability. The activities defined to be eligible under the EU Taxonomy regulations are listed within the delegated acts and continue to evolve with review. The regulation has been enacted in Norwegian legislation with effect for 2023. Equinor's reporting is thus a voluntary reporting.

An activity is "Taxonomy-eligible" if it is described in the regulation, irrespective of whether it complies with the technical screening criteria. An activity is "Taxonomy-aligned" if it contributes substantially to one or more environmental objectives, does no significant harm to any of the other objectives, and is carried out in compliance with minimum safeguards.

In order to achieve its ambition to become a net-zero emissions company by 2050, Equinor undertakes emission reducing activities that are supporting the continued operating of oil and gas production. While these help Equinor towards its ambition, some of these activities (notably onshore electrification of offshore assets) are not eligible per the EU Taxonomy regulations and therefore are not visible in our eligibility scores.

EU Taxonomy regulations exclude contributions to the KPI's from activities in equity accounted investments. A large proportion of Equinor's environmentally sustainable activities are conducted through equity accounted investments and therefore are not evaluated in the mandatory key performance indicator (KPI) disclosure. To provide more holistic information of the environmentally sustainability activities of Equinor, a voluntary disclosure including the capex eligibility KPI for equity accounted investments has been included in the section on voluntary KPI's.

Equinor performed EU Taxonomy alignment evaluations in 2022 for the significant activities in its portfolio of eligible activities. The testing covered both producing assets and assets under development.

The alignment testing in 2022 covered current investments related to electricity generation from wind power and photovoltaic technology. We also acquired some investments related to storage of electricity in the year which we have not yet been able to complete full alignment testing, but for which we expect positive contributions to our alignment KPI's in future years.

All tested eligible activities passed the substantial contribution criteria. When assessing compliance with the Do No Significant Harm criteria the following interpretations and judgments were applied:

- Climate change adaption - relevant climate related hazards have been assessed based on a risk assessment.
- Circular economy - durability and recyclability have been assessed where feasible.
- For DNSH criteria that reflect legal requirements under EU regulations, the technical screening criteria are considered met when the operations are conducted within normal, lawful operations, comply with emission permits, environmental impact assessments have been performed and necessary action have been taken when required.

Based on the alignment testing performed the tested assets and associated activities are aligned with the technical screening criteria by year-end 2022.


EU taxonomy eligible activities
Meet technical screening criteria
Comply with minimum safeguards
EU taxonomy aligned activities


Revenue
Capex
Opex
Eligible
Eligible and aligned
Non-eligible

	2022		
(In USD million)	**Turnover**	**Capex**	**Opex**
Aligned Eligible Activity	0	157	0
Total Eligible Activity	0	245	0
Non Eligible	150,262	9,376	1.555
Total	**150,262**	**9,621**	**1.555**
Aligned Eligible Activity	0 %	2 %	0 %
Total Eligible Activity	0 %	3 %	0 %
Non Eligible	100 %	97 %	100 %

	2021		
	Turnover	**Capex**	**Opex**
Eligible[1)]	0 %	2 %	0 %

1) Alignment was not assessed for 2021

Environmentally sustainable economic activities
In order for an economic activity to qualify as environmentally sustainable under the EU Taxonomy it is required to substantially contribute to one or more of the following environmental objectives:

Climate Change mitigation (i)
The process of holding the increase in the global average temperature to well below 2°C and pursuing efforts to limit it to 1.5°C above pre-industrial levels, as laid down in the Paris Agreement

Climate Change adaption (i)
The process of adjustment to actual and expected climate change and its impacts.

Sustainable use and protection of water and marine resource (ii)
Achieving the good status of bodies of water, including bodies of surface water, groundwater, and marine waters or to preventing the deterioration of bodies of water that already have good status,

Transition to a circular economy (ii)
An economic system whereby the value of products, materials and other resources in the economy is maintained for as long as possible, enhancing their efficient use in production and consumption. Minimising waste and the release of hazardous substances at all stages of their life cycle.

Pollution prevention and control (ii)
Preventing or, where that is not practicable, reducing pollutant emissions into air, water or land, other than greenhouse gasses. Improving levels of air, water or soil quality in the areas in which the economic activity takes place whilst minimising any adverse impact on, human health and the environment or the risk thereof; and preventing or minimising any adverse impact on human health and the environment of the production, use or disposal of chemicals

Protection and restoration of biodiversity and ecosystems (ii)
Protecting, conserving or restoring biodiversity or to achieving the good condition of ecosystems, or to protecting ecosystems that are already in good condition

(i) Delegated Act published and included in the 2022 reporting
(ii) Related Delegated Act expected to be phased in by the EU from 2023 and included from the 2024 reporting.

EU taxonomy assessment for Equinor specific activity
Double counting of the relevant amounts of turnover and expenditure across the reporting has been avoided based on the eligible economic activities included in the KPIs are independent activities.

Mandatory KPIs

Composition of eligible capex by activity


21%
52%
27%

- Electricity generation from wind power
- Electricity generation using solar photovoltaic technolgy
- Storage of electricity

Basis for preparation
The key performance indicators consist of the portion of taxonomy-eligible and aligned economic activities in the total turnover, capital and operational expenditures in accordance with the Taxonomy regulation.

The mandatory KPI's for 2022 consist of the portion of taxonomy-eligible and aligned activities in the total turnover, capital (capex) and operational (opex) expenditures as included in the Consolidated financial statements and balance sheet prepared in accordance with IFRS, and in accordance with the principles described in the appendix below.

Eligible activities
Eligible activities included in the mandatory KPIs comprises:
- 4.1 Electricity generation from photovoltaic technology
- 4.3 Electricity generation from wind power
- 4.10 Storage of electricity

4.1 Electricity generation using solar photovoltaic technology
The activity covers construction or operation of electricity generation facilities that produce electricity using solar photovoltaic (PV). The activity consists of developing onshore renewables solar projects in Poland.

4.3 Electricity generation from wind power
The main wind power activity included in the mandatory KPI is the development of the Hywind/Tampen floating wind farm intended to provide electricity for the Snorre and Gullfaks offshore oil and gas fields. Electricity generation from wind power contributes directly to the environmental objectives and is not a transitional or enabling economic activity subject to the assessment of the lock-in effects, even if it would provide for continuing operation of oil and gas installations. The eligibility assessment of this asset has been matured and reassessed from 2021 and based on the regulator's clarification of definition of economic activities the Hywind/Tampen project has been included in eligible activities in 2022.

4.10 Storage of electricity.
The activity consists of storing electricity from renewable sources to return to the grid at a later time.

In addition, Equinor are engaged in several Hydrogen development activities and Underground permanent geological storage of CO_2 activities which are undergoing continued maturation. These activities have no significant effect on the KPIs for 2022.

At the Mongstad refinery biofuel raw material is bought and processed together with other fossil raw materials. Based on the low proportion of biofuel in the final product blend Equinor has not included this in the eligible activities.

Equinor's material eligible economic activities in 2022 primarily relate to the environmental objective "climate change mitigation", and not the climate change adaptation objective.

Technical screening assessment
Equinor has carried out the assessment process as described in the appendix below. The technical screening assessment has been conducted based on materiality and covers the activities electricity generation from wind power and electricity generation using solar photovoltaic technology. The energy storage activities were acquired late in 2022 and will be subject technical screening assessment in 2023. Based on the conditions with regards to interpretation and fulfilment of the criteria described above, no material issues related to the screening assessment have been identified by year-end 2022.

Substantial contribution
By definition, electricity generation from wind power and solar makes a substantial contribution to climate change mitigation within the EU taxonomy.

Does no significant harm assessment
Electricity generation from wind power contributes substantially to an environmental objective if it does no significant harm to climate change adaption, water and marine resources, circular economy and biodiversity. Electricity generation using solar photovoltaic technology contributes substantially to an environmental objective if it does no significant harm to climate change adaption, circular economy and biodiversity.

Results and basis for conclusion
Climate change adaption
For 2022, Equinor has conducted a climate risk and vulnerability mapping of the eligible assets covering the climate related hazards we consider most relevant. The

assessment has been conducted for the representative Concentration Pathway (RCP) scenario's RCP 2.6, RCP 4.5 and RCP 8.5 including 10, 30 and 50 years climate projections. Equinor installations are designed with margins to tolerate a range of meteorological conditions. No significant changes in the risk perils based on the scenarios for the tested assets were detected.

Water and marine resources

In case of construction of offshore wind, the activity must not hamper the achievement of good environmental status in accordance with EU regulations. Appropriate measures in accordance with the relevant criteria and methodological standards are required to prevent or mitigate impacts related to noise and energy.

Environmental impact assessment has been conducted and the activity are conducted within normal lawful operations.

Circular economy

For the tested assets, availability of and, where feasible, use of equipment and components of high durability and recyclability which are easy to dismantle and refurbish have been assessed. The durability of the components were deemed to be in accordance with requirements at the time of the investments.

Recycling of the components in the wind turbines blades and solar panels is currently not feasible. However, as technology is evolving the reuse and refurbishment of components is expected to increase.

Based on the requirement at the time of investments and current feasibility the tested activities are deemed to be aligned with the screening criteria.

Biodiversity

For electricity generation using solar photovoltaic technology and electricity generation from wind power an environmental impact assessment (EIA) or screening in accordance with the EU requirements are required to document that the activity do no significant harm to any of the other environmental objectives. Where an EIA has been carried out, the required mitigation and compensation measures for protecting the environment must be implemented.

For sites/operations located in or near biodiversity-sensitive areas, an appropriate assessment, where applicable, must have been conducted in accordance with specific EU directives and based on its conclusions the necessary mitigation measures implemented.

In case of construction of offshore wind, appropriate measures in accordance with the criteria and methodological standards set out in accordance with specific EU directives, must be taken to prevent or mitigate impacts relate to biodiversity and seabed integrity.

Environmental impact assessment has been conducted and the activities are conducted within normal lawful operations.

Minimum safeguards

Compliance with the requirements have been determined by assessing the criteria against the four topics:

- Human rights, including workers' rights
- Bribery/Corruption
- Taxation
- Fair competition

Equinor minimum safeguards procedures are based on the United Nations Guiding principles on Business and Human Rights (UNGPs). Mitigating actions are initiated to respond to any identified risks.

Voluntary KPIs

To provide further information on our environmentally sustainability activity Equinor has included a voluntary disclosure of the capex KPI for 2022 including contributions from equity accounted investments. These activities are conducted through both operated and non-operated joint ventures mainly outside the EU jurisdiction. The main part of the activities is related to development projects. Based on the nature of the activities the R&D and maintenance related expenses are limited. Hence Opex is not included in the voluntary KPIs in 2022. The KPIs has been calculated on a pro rata basis corresponding to Equinor's share of capex in the joint ventures. The KPI numerator includes the eligible activities, and the denominator includes both eligible and non-eligible activity.

Equinor has limited its voluntary capex KPI to eligible activities. Extensive documentation requirements and limited data availability, especially related to non-operated joint ventures outside the EU jurisdiction, has not made it practical to complete alignment testing over the majority of the portfolio activities which are equity accounted for 2022. The technical screening process for the non-operated assets will be conducted in coordination with the operator of the equity accounted assets.

Eligible activities included in the voluntary KPI

Eligible activities included in the voluntary KPIs comprises:

- 4.1 Electricity generation from photovoltaic technology
- 4.3 Electricity generation from wind power
- 5.12 Underground permanent geological storage of CO_2
- 4.29 Electricity generation from fossil gaseous fuels

4.1 Electricity generation using solar photovoltaic technology
The activity covers construction or operation of electricity generation facilities that produce electricity using solar photovoltaic (PV). The activity consists of activities mainly in Brazil.

4.3 Electricity generation from wind power
The activity covers development of electricity generation facilities that produce electricity from wind power. Equinor is engaged in offshore wind projects conducted through equity accounted investment in UK, Germany, Poland and the US.

5.12 Underground permanent geological storage of CO_2
The activity consists of the Northern Lights project.

4.29 Electricity generation from fossil gaseous fuels
The activity consists of the Triton power plant acquired in the third quarter of 2022. The current activity is to provide electricity during periods of low output from solar and wind from a gas turbine (CCGT) that uses natural gas. Work has started to prepare the power plant to use up to 30% hydrogen from 2027, with an ambition to eventually increase to 100% hydrogen.

Proportion of taxonomy - eligible economic activities in total capex including equity accounted investments:

	2022	
Proportion of taxonomy - eligible economic activities in total capex including equity accounted investments	**Mandatory Capex KPI**	**Voluntary Capex KPI including equity accounted investments**
Electricity generation from wind power	1 %	11 %
Electricity generation using solar photovoltaic technology	1 %	1 %
Underground permanent geological storage of CO_2	0 %	1 %
Storage of electricity	1 %	0 %
Total	**3 %**	**13 %**


Apodi solar plant, Brazil.

Appendix 1
Mandatory KPIs
KPI denominators

Turnover

Total turnover consists of the reported revenue for contracts with customers included in the revenue line item and presented in note 5 Segments in the consolidated financial statements. The revenue included in the numerator and denominator in 2021 consisted of revenue included in the consolidated financial statement. Equinor has reassessed the definition in accordance with updates guidelines. Net income/(loss) from equity accounted investments and other income (i.e. gain on divestment of assets) are excluded from the definition of the mandatory KPI, and not part of the revenue denominator. For Equinor the KPI denominator related to turnover will be highly impacted by changes in commodity prices.

The 2021 turnover KPIs been updated to include revenue for contracts with customers as described above. The total updated 2021 turnover KPI is 0% which is the same as reported in 2021.

Capex

Total capital expenditures consist of additions to property, plant and equipment including right of use assets line item as specified in note 12 Property, plant and equipment and additions to intangible assets as specified in note 13 Intangible assets to the Consolidated financial statements. Additions excludes additions and subsequent changes in estimated asset retirement obligations based on policy interpretation of the delegated act. This is an interpretation which has been aligned with industry practice and has been updated from our prior year definition. Capitalised exploration and acquisition costs of oil and gas prospects related to exploration are recognised as intangible assets, and by interpretation of the Taxonomy regulation, considered to be included the KPI denominator, as this is a part of Equinor's ongoing activity (see assessment below). Goodwill acquired through business combinations is excluded from the capital expenditure KPI.

(in USD million)	**Note**	**2022**
Additions to PP&E, intangibles and equity accounted investments	5	9,994
Less:		
Additions to Equity accounted investments	15	(337)
Goodwill Additions	13	(36)
Capex denominators defined by the EU Taxonomy		9,621

The 2021 capex KPIs been updated to include capex related to the Hywind/Tampen project in the denominator and excluding ARO additions in the denominator. The total updated 2021 capex KPI is 2% which is the same as reported in 2021.

Opex

Total operating expenditures under the Taxonomy cover direct non-capitalised costs that relate to research and development, building renovation measures, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment that are necessary to ensure the continued and effective functioning of such assets.

The operating expenditures included in the numerator and denominator in 2021 were considered to be represented by the reported amounts included in the operating expenses and selling general and administration expense line items in the Consolidated financial statements. Equinor has reassessed the opex definition in accordance with updates from the regulators and industry practice. Per the above description the "other direct expenditures relating to the day-to-day servicing of assets of property" has been narrowed in scope to only include direct maintenance related expenses. This results in the operating expenditures in 2022 consisting of a subset of the operating expenditures in the income statement and does not include any selling, general and administrative expenditures, depreciation, amortisation, impairment and exploration expenses.

The opex denominator and numerator have been updated in accordance with the narrow definition as described below. There were no opex related to the eligible activities in 2021, hence the updated opex KPI for 2021 has been changed from 2% to 0%.

Application of the KPIs

The definition of the capex KPI includes intangible assets in accordance with IAS 38. Acquired goodwill and capitalised costs according to the successful efforts method under IFRS 6 is out of the scope of IAS 38. The rationale for excluding IFRS 6 from the capex KPI is not clearly stated in the Taxonomy regulation. Equinor regards exploration activities as part of the ongoing core activities and has included capitalised exploration costs in the capex denominator. The exploration costs are not covered by the EU Taxonomy opex definition and not included in the opex KPI. Capitalised exploration expenditures do not have significant effect on the reported capex KPIs for the year-end 2022.

The denominators are calculated based on reported IFRS numbers in the Consolidated financial statements. For Equinor this has the effect that the proceeds from the sale of the Norwegian State's (SDFI) oil production on the NCS, that Equinor markets and sells on their behalf (see note 27 Related Parties to the Consolidated financial statements), that is reported on gross basis and recognised as revenue in the income statement, will have a negative impact on the reported KPI related to taxonomy-eligible and aligned revenue. Total purchases of oil and natural gas liquids from the Norwegian state amounted to USD 13 billion in 2022 and USD 10 billion in 2021.

KPI numerators

The KPI numerators consist of the taxonomy-eligible and aligned part of the turnover, operating expenses and capital expenditures included in the denominator.

When identifying taxonomy-eligible and aligned economic activities within the Equinor group, the starting point has been the reporting entities and profit centres established for group reporting purposes and included in the group consolidation system. For reporting entities with one economic activity that has been assessed as a taxonomy-eligible activity, total revenue, total capex additions and opex as defined above are included in the calculation of the KPIs.

For reporting entities with several taxonomy-eligible economic activities, and where both eligible and non-eligible economic activities have been identified, the eligible economic activities are identified per cluster, profit centre, or lower levels depending on where the cost related to the activity is recorded in Equinor.

Technical screening procedures

Equinor implemented the assessment of the technical screening criteria for the environmental objectives climate change mitigation and climate change adaptation in accordance with the Delegated act related to article 8. For 2022 Equinor's activity primarily relate relates to activities within the climate change mitigation objective.

An economic activity contributes substantially to climate change mitigation where that activity contributes substantially to the stabilisation of greenhouse gas concentrations in the atmosphere at a level which prevents dangerous anthropogenic interference with the climate system consistent with the long-term temperature goal of the Paris Agreement through the avoidance or reduction of greenhouse gas emissions or the increase of greenhouse gas removals, including through process innovations or product innovations.

Equinor have carried out the assessment process as followed:

Assessment of substantial contribution

Compliance with the technical screening criteria's is generally tested individually for each economic activity unless the criteria allow compliance to be assessed at the level of the entire economic activity, an operating segment or the group as a whole.

Assessment of do no significant harm (DNSH)

The purpose of the do no significant harm assessment is to prevent investment processes, which would focus on a particular environmental or social objective without sufficient consideration for the other five environmental objectives. The assessments mainly reflect legal requirements under EU regulations.

Assessment minimum safeguards

Equinor has a group wide approach to ensuring compliance with the minimum safeguards. Equinor is committed to respecting human rights in all business processes. To prevent human right violations, Equinor adhere to external standards and defines its own principles and policies.

Appendix 2

The difference between the mandatory 3% Capex KPI as defined within the EU Taxonomy and the 14% REN / LCS Gross Capex* is mainly related to eligible activity in



Mounting of turbine structures for the Hywind Tampen floating offshore wind farm, Wergeland base, Gulen, Norway.

equity accounted investments which is included within the voluntary EU taxonomy KPI. In addition, additions to right-of-use asset (leasing) are excluded and additions to goodwill are included in the REN / LCS Gross Capex* which differs in treatment to the EU taxonomy KPI.

Appendix 3

2022 Revenue

				SUBSTANTIAL CONTRIBUTION CRITERIA		DOES NOT SIGNIFICANT HARM							
Economic activities	**Code(s)**	**Absolute Revenue Currency**	**Proportion of Revenue %**	**Climate change mitigation %**	**Climate change adaptation %**	**Climate change mitigation**	**Climate change adaptation**	**Water and marine resources**	**Circular economy**	**Pollution**	**Biodiversity and ecosystems**	**Minimum safeguards**	**Taxonomy-aligned proportion of Revenue %**
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)													
A.1. Environmentally sustainable activities (Taxonomy-aligned)													
Electricity generation from wind power	D35.11	0	0.0 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	0.0 %
Electricity generation using solar photovoltaic technology	F42.22	0	0.0 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	0.0 %
Revenue of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		0	0.0 %										
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)													
Electricity generation from wind power	D35.11	(0)	0.0 %										
Electricity generation using solar photovoltaic technology	F42.22	0	0.0 %										
Storage of electricity		0	0.0 %										
Revenue of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		(0)	0.0 %										
B. TAXONOMY NON-ELIGIBLE ACTIVITIES													
Revenue of Taxonomy-non-eligible activities (B)		(150,262)	100.0 %										
Total (A+B)		(150,262)	100.0 %										

2022 Capex

				SUBSTANTIAL CONTRIBUTION CRITERIA		DOES NOT SIGNIFICANT HARM							
Economic activities	**Code(s)**	**Absolute CapEx Currency**	**Proportion of Capex %**	**Climate change mitigation %**	**Climate change adaptation %**	**Climate change mitigation**	**Climate change adaptation**	**Water and marine resources**	**Circular economy**	**Pollution**	**Biodiversity and ecosystems**	**Minimum safeguards**	**Taxonomy-aligned proportion of Capex %**
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)													
A.1. Environmentally sustainable activities (Taxonomy-aligned)													
Electricity generation from wind power	D35.11	92	1.0 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	1.0 %
Electricity generation using solar photovoltaic technology	F42.22	66	0.7 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	0.7 %
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		157	1.6 %										
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)													
Electricity generation from wind power	D35.11	35	0.4 %										
Electricity generation using solar photovoltaic technology	F42.22	0	0.0 %										
Storage of electricity		52	0.5 %										
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		87	0.9 %										
B. TAXONOMY NON-ELIGIBLE ACTIVITIES													
CapEx of Taxonomy-non-eligible activities (B)		9,376	97.5 %										
Total (A+B)		9,621	100.0 %										

2022 Opex

				SUBSTANTIAL CONTRIBUTION CRITERIA		DOES NOT SIGNIFICANT HARM							
Economic activities	**Code(s)**	**Absolute Opex Currency**	**Proportion of Opex %**	**Climate change mitigation %**	**Climate change adaptation %**	**Climate change mitigation**	**Climate change adaptation**	**Water and marine resources**	**Circular economy**	**Pollution**	**Biodiversity and ecosystems**	**Minimum safeguards**	**Taxonomy-aligned proportion of Opex%**
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)													
A.1. Environmentally sustainable activities (Taxonomy-aligned)													
Electricity generation from wind power	D35.11	0	0.0 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	0.0 %
Electricity generation using solar photovoltaic technology	F42.22	0	0.0 %	100%	0%	Y	Y	Y	Y	Y	Y	Y	0.0 %
Opex of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		0	0.0 %										
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)													
Electricity generation from wind power	D35.11	0	0.0 %										
Electricity generation using solar photovoltaic technology	F42.22	0	0.0 %										
Storage of electricity		0	0.0 %										
Opex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		0	0.0 %										
B. TAXONOMY NON-ELIGIBLE ACTIVITIES													
Opex of Taxonomy-non-eligible activities (B)		1,555	100.0 %										
Total (A+B)		1,555	100.0 %										

5.5 Production per field

The following tables show the regional production by field.

E&P Norway Equinor operated fields, average daily entitlement production

Field	Geographical area	Equinor's equity interest in %	On stream	Licence expiry date	Average production in 2022 mboe/day
Johan Sverdrup	The North Sea	42.63	2019	2036-2037	**227**
Troll Phase 1 (Gas)	The North Sea	30.58	1996	2030	**210**
Oseberg	The North Sea	49.30	1988	2031	**102**
Gullfaks	The North Sea	51.00	1986	2036	**83**
Aasta Hansteen	The Norwegian Sea	51.00	2018	2041	**74**
Visund	The North Sea	53.20	1999	2034	**67**
Martin Linge	The North Sea	51.00[1]	2021	2027	**56**
Åsgard	The Norwegian Sea	34.57	1999	2027	**48**
Tyrihans	The Norwegian Sea	58.84	2009	2029	**42**
Gina Krog	The North Sea	58.70	2017	2032	**37**
Snorre	The North Sea	33.28	1992	2040	**35**
Snøhvit	The Barents Sea	36.79	2007	2035	**28**
Kvitebjørn	The North Sea	39.55	2004	2031	**24**
Fram	The North Sea	45.00	2003	2040	**21**
Troll Phase 2 (Oil)	The North Sea	30.58	1995	2030	**19**
Statfjord Unit	The North Sea	64.10[2) 3)]	1979	2026	**18**
Gudrun	The North Sea	36.00	2014	2032	**18**
Grane	The North Sea	36.61	2003	2030	**17**
Sleipner West	The North Sea	58.35	1996	2028	**15**
Mikkel	The Norwegian Sea	43.97	2003	2028	**14**
Heidrun	The Norwegian Sea	13.04	1995	2024-2025	**11**

Field	Geographical area	Equinor's equity interest in %	On stream	Licence expiry date	Average production in 2022 mboe/day
Tordis area	The North Sea	41.50	1994	2040	**11**
Vigdis area	The North Sea	41.50	1997	2040	**9**
Norne	The Norwegian Sea	39.10	1997	2026	**9**
Kristin	The Norwegian Sea	54.82	2005	2027-2033	**9**
Trestakk	The Norwegian Sea	59.10	2019	2029	**8**
Valemon	The North Sea	66.78	2015	2031	**7**
Alve	The Norwegian Sea	53.00	2009	2029	**7**
Urd	The Norwegian Sea	63.95	2005	2026	**4**
Statfjord North	The North Sea	45.00[2) 3)]	1995	2026	**4**
Sleipner East	The North Sea	59.60	1993	2028	**3**
Morvin	The Norwegian Sea	64.00	2010	2027	**3**
Utgard	The North Sea	38.44[3)]	2019	2028	**2**
Statfjord East	The North Sea	43.25[2) 3)]	1994	2026-2040	**2**
Gungne	The North Sea	62.00	1996	2028	**2**
Sigyn	The North Sea	60.00	2002	2035	**2**
Tune	The North Sea	50.00	2002	2025-2032	**1**
Sygna	The North Sea	43.43[2) 3)]	2000	2026-2040	**1**
Byrding	The North Sea	70.00	2017	2024-2035	**1**
Fram H Nord	The North Sea	49.20	2014	2024-2035	**0**
Sindre	The North Sea	72.91	2017	2023-2034	**0**
Veslefrikk	The North Sea	18.00	1989	2025-2031	**0**
Njord	The North Sea	27.50	1997	2034	**0**
Gimle	The North Sea	75.81	2006	2023-2034	**0**
Heimdal	The North Sea	29.44	1985	2023	**0**
Total Equinor operated fields					**1,251**

E&P Norway partner operated fields, average daily entitlement production

	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2022 mboe/day
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2036	**52**
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	**43**
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029-2036	**14**
Goliat	The Barents Sea	35.00	Vår Energi AS	2016	2042	**11**
Ekofisk area	The North Sea	0.00[1)]	ConocoPhillips Skandinavia AS	1971	2048	**7**
Ærfugl Nord	The Norwegian Sea	30.00	Aker BP ASA	2021	2033	**4**
Marulk	The Norwegian Sea	33.00	Vår Energi AS	2012	2025	**4**
Tor II	The North Sea	0.00[1)]	ConocoPhillips Skandinavia AS	2020	2028-2048	**1**
Enoch	The North Sea	11.78	Repsol Sinopec North Sea Ltd.	2007	2024	**0**
Total partner operated fields						**136**
Total E&P Norway including share of equity accounted production						**1,387**

1) On 30 September 2022, Equinor completed the transaction to divest its 7.60% stake in Ekofisk and its 6.64% stake in Tor 2 and sell a 19% stake in Martin Linge to Sval Energi. Upon completion, Equinor holds a 51% operating interest in Martin Linge. The transaction is effective from 1 January 2022. The volumes for the first three quarters of 2022 pertain to Equinor's stakes in Ekofisk, Tor 2 and Martin Linge prior to the transaction.
2) On 31 May 2022, Equinor completed the transaction to acquire all of Spirit Energy's production licences in the Statfjord area on the Norwegian and the UK continental shelves. Upon completion, Equinor increased its stake in Statfjord on the NCS and holds a 14.53% stake in Statfjord unit UK. With the transaction, Equinor's operating interest in Statfjord on the NCS increased as follows: Statfjord unit from 44.34% to 64.10%, Statfjord North from 21.88% to 45.00%; Statfjord East from 31.69% to 43.25%, Sygna from 30.71% to 43.43%. The commercial effective date of the transaction is 1 January 2021. The volumes for the period before 1 June 2022 pertain to Equinor's stake in Statfjord prior to the transaction.
3) The Statfjord and Utgard fields in the North Sea span the boundary between the Norwegian and UK continental shelves. The volumes pertain to Equinor's operating interest in Statfjord and Utgard on the NCS. For the volumes pertaining to Equinor's operating interest in Statfjord and Utgard on the UKCS, please see section 3.1.2 E&P International.

E&P International average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2022 mboe/day
Americas (excluding US)						**69**
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	1999	2052	**34**
Peregrino	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	2040	**17**
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HPB[1]	**12**
Hibernia/Hibernia Southern Extension[2]	Canada	Varies	Hibernia Management and Development Corporation Ltd.	1997	HPB[1]	**5**
Bajo del Toro	Argentina	50.00	Yacimientos Petrolíferos Fiscales S.A.	2022	2055	**1**
Africa						**183**
Block 17	Angola	22.16	TotalEnergies E&P Angola S.A.	2001	2045	**85**
In Salah	Algeria	31.85	Sonatrach[3] Eni In Salah Limited Equinor In Salah AS	2004	2027	**31**
Agbami	Nigeria	20.21	Star Deep Water Petroleum Limited (an affiliate of Chevron in Nigeria)	2008	2042	21
Block 15	Angola	12.00	Esso Exploration Angola Block 15 Limited	2004	2032	**17**
In Amenas	Algeria	45.90	Sonatrach[3] Eni In Amenas Limited Equinor In Amenas AS	2006	2027	**15**
Block 31	Angola	13.33	BP Exploration (Angola) Ltd	2012	2031	**8**
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2037	**7**

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2022 mboe/day
Eurasia						**63**
ACG	Azerbaijan	7.27	BP Exploration (Caspian Sea) Limited	1997	2049	**30**
Mariner	UK	65.11	Equinor UK Limited	2019	HBP1)	**16**
Corrib	Ireland	36.50	Vermilion Exploration and Production Ireland Limited	2015	2031	**9**
Kharyaga[4)]	Russia	0.00	Zarubezhneft-Production Kharyaga LLC	1999	-[4)]	**3**
Utgard[5)]	UK	38.00	Equinor Energy AS	2019	HBP[1)]	**2**
Statfjord Unit[5)]	UK	14.53	Equinor Energy AS	1979	HBP[1)]	**2**
Barnacle[6)]	UK	100.00	Equinor UK Limited	2019	HBP[1)]	**0**
Total E&P International						**315**
Equity accounted production						**13**
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2015	2050	**10**
North Danilovskoye[4)]	Russia	0.00	AngaraOil LLC	2020	-[4)]	**3**
North Komsomolskoye[4)]	Russia	0.00	SevKomNeftegaz LLC	2018	-[4)]	**1**
Total E&P International including share of equity accounted production						**328**

1) Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.
2) Equinor's equity interests are 5.0% in Hibernia and 9.26% in Hibernia Southern Extension.
3) The complete name for Sonatrach is Société nationale de transport et de commercialisation d'hydrocarbures.
4) In February 2022, Equinor decided to stop new investments in Russia. Reporting of production stopped in April and as of the end of 2022 Equinor had transferred its 30% ownership interest in Kharyaga to the operator and participating interest of 49% in North Danilovskoye and 33.33% in North Komsomolskoye to Rosneft. The volumes for the first three months of 2022 pertain to Equinor's stakes in Kharyaga, North Danilovskoye and North Komsomolskoye prior to the transaction. For more information, see note 6 Acquisitions and disposals to the Consolidated financial statements.
5) The Utgard and Statfjord Unit fields span the boundary between the Norwegian and UK continental shelves. In this table we report only volumes pertaining to the Equinor share in UKCS.
6) Actual production for Barnacle was 0.4 mboe/day.

E&P USA average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2022 mboe/day
Appalachian (APB)[1]	US	Varies[2]	Equinor/others[3]	2008	HBP[5]	**216**
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP[5]	**25**
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP[5]	**21**
Julia	US	50.00	ExxonMobil Corporation	2016	HBP[5]	**16**
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP[5]	**15**
Jack	US	25.00	Chevron USA Inc.	2014	HBP[5]	**12**
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP[5]	**9**
Stampede	US	25.00	Hess Corporation	2018	HBP[5]	**7**
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP[5]	**1**
Heidelberg[4]	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP[5]	**0**
Total E&P USA						**324**

1) Appalachian basin contains Marcellus and Utica formations.
2) Equinor´s actual equity interest varies depending on wells and area.
3) Operators are Equinor USA Onshore Properties Inc, Chesapeake Operating LLC, Southwestern Production Company, Chief Oil & Gas LLC, and several other operators.
4) Actual production for Heidelberg was 0.4 mboe/day.
5) Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease(s) pooled therewith.

5.6 Additional sustainability information

5.6.1 About the sustainability elements of the report

Reporting standards

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards (2016, core option). The sustainability report should be read in conjunction with the GRI index available at equinor.com, to get an overview of the full extent of the report. We view this report to be our Communication on Progress to the UN Global Compact (advanced reporting level). We also use reporting guidance from IPIECA, the global oil and gas industry association for environmental and social issues, and recommendations from the Task Force on Climate-related Financial Disclosures.

Assurance

We recognise that the quality of our reported sustainability data can be affected by inherent limitations in accuracy in raw data, calculation and estimation procedures including assumptions for such purposes, and in manual transfer of data. We strive to achieve data quality in line with expectations set out in GRI 101 "Reporting principles" and continue our work to improve internal reporting and control processes in line with the COSO framework for internal control. These processes are laid out in our internal performance framework. Examples of our internal assurance mechanisms are independent internal audits and verifications, quarterly reviews of the data at business area and corporate level, and an annual process where all reported sustainability data are reviewed by named individuals and their relevant leaders confirm, in documented form, that quality assurance has been performed. This report has been externally assured by EY, with reasonable level of assurance for selected climate, environment and safety indicators, and a limited level of assurance for the rest of the report, excluding forward looking information and field-specific reporting. The independent assurance statement, as listed in appendix, concludes that the report is presented in all material respects, in accordance with the GRI Standards: Core option.

Reporting boundaries

Defining consistent boundaries for sustainability reporting is challenging due to the complexity of ownership and operational arrangements, such as joint operating agreements. We strive to be consistent and transparent about variations in boundaries and provide a complete report in line with industry practice.

- Environmental data is, unless otherwise stated, reported on a 100% basis for our operated assets, facilities and vessels, including subsidiaries and operations where we are the technical service provider, and for contracted drilling rigs and flotels ("operational control basis").
- Scope 1 CO_2 emissions and upstream CO_2 intensity are reported both on an operational control basis and on equity basis (financial ownership interest).
- Scope 3 greenhouse gas emissions are reported on the basis of equity (products sold). Maritime emissions are reported from maritime vessels under Equinor contract, including project and supply vessels, drilling rigs, and tankers transporting both Equinor and third-party volumes.
- Scope 3 emissions related to business travel is for Equinor employees only.
- Health and safety incident data is reported for our operated assets, facilities and vessels, including subsidiaries and operations where we are the technical service provider. These include contracted drilling rigs, flotels, vessels, projects and modifications, and transportation of personnel and products, using a risk-based approach.
- Economic and energy production data are reported on an equity basis, unless otherwise stated.
- Workforce data covers employees in our direct employment. Temporary employees are not included.
- Human rights data is collected from operated and non-operated assets.

Operations acquired or disposed of during the year are included for the period in which we owned them, unless otherwise stated. Entities that we do not control, but have significant influence over, are included in the form of disclosures of management approach. The report does not include data from equity interest fields/projects, such as joint ventures, where we are not operator. Exceptions are for climate data or where specified.

Restatements

Historic numbers are sometimes adjusted due to for example changes in reporting principles, changes of calculation factors used by authorities, or re-classification of incidents after investigations. We restate historic numbers and explain the changes if the adjustment represents a change of minimum 5% for indicators with reasonable level of assurance, and 10% for indicators with limited level of assurance.

5.6.2 Task Force on Climate-related Financial Disclosures (TCFD) reference index 2022

Equinor aligns its climate-related disclosures with the recommendations of the Task Force on Climate related Financial Disclosures. Relevant context and disclosures for each of the TCFD recommendations can be found at several places in the following disclosure products:

- Equinor's 2022 Integrated Annual Report (IR)
- Sustainability performance data (datahub on Equinor.com) (SPD)
- Equinor's 2022 CDP response (CDP)

TCFD recommendation	Reference to Equinor disclosure products
Governance – Disclose the organisation's governance around climate-related risks and opportunities	
a) Describe the board's oversight of climate-related risks and opportunities.	▪ IR 1.8 – Governance and risk management ▪ IR 5.1 – Board statement on corporate governance, subitem 9 (The work of the board of directors) and subitem 10 (Risk management and internal control) ▪ CDP C1 - Governance
b) Describe management's role in assessing and managing climate-related risks and opportunities.	▪ IR 1.8 – Governance and risk management ▪ CDP C1 – Governance ▪ CDP C2 – Risks and opportunities
Strategy – Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning where such information is material	
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	▪ IR 1.8 – Governance and risk management ▪ IR 2.3 – Low carbon ▪ IR 2.3.1 – Net zero pathway ▪ IR 2.3.2 – Emissions reductions ▪ IR 5.2 – Risk factors ▪ CDP C2 – Risks and opportunities
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	▪ IR 1.5 – Equinor's strategy ▪ IR 1.7 – Sustainability at Equinor ▪ IR 2 – Enterprise level performance, Performance 2022 ▪ IR 2.2.2 – Profitable portfolio, Portfolio stress test, Physical climate risk ▪ IR 2.3 – Low carbon ▪ IR 2.3.1 – Net zero pathway ▪ IR 2.3.2 – Emissions reductions ▪ IR 3.2 – High-value growth in renewables ▪ IR 3.3 – Marketing, midstream and processing (MMP), including new market opportunities in low carbon solutions ▪ IR 4.1 Consolidated financial statements of the Equinor group – Notes to the Consolidated financial statements – Note 3: Consequences of initiatives to limit climate changes and Note 14: Impairments, ▪ CDP C2 – Risks and opportunities ▪ CDP C3 – Business strategy
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	▪ IR 1.5 – Equinor's strategy ▪ IR 1.7 – Sustainability at Equinor ▪ IR 2 – Enterprise level performance, Performance 2022 ▪ IR 2.2.2 – Profitable portfolio, Portfolio stress test, Physical climate risk ▪ IR 4.1 Consolidated financial statements of the Equinor group – Notes to the Consolidated financial statements – Note 3: Consequences of initiatives to limit climate changes and Note 14: Impairments, ▪ CDP C3 – Business strategy

TCFD recommendation	Reference to Equinor disclosure products
Risk management – Disclose how the organisation identifies, assesses, and manages climate-related risks	
a) Describe the organisation's processes for identifying and assessing climate-related risks.	▪ IR 1.8 – Governance and risk management ▪ IR 2.2.2 – Profitable portfolio, Portfolio stress test, Physical climate risk ▪ CDP C2 – Risks and opportunities
b) Describe the organisation's processes for managing climate-related risks	▪ IR 1.8 – Governance and risk management ▪ IR 2.2.2 – Profitable portfolio, Portfolio stress test, Physical climate risk ▪ CDP C2 – Risks and opportunities
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	▪ IR 1.8 – Governance and risk management ▪ CDP C2 – Risks and opportunities
Metrics and targets – Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	▪ IR Introduction – Equinor's Energy transition plan ▪ IR 2 – Enterprise level performance, Performance 2022 ▪ IR 2.2.2 – Profitable portfolio, Portfolio stress test, Physical climate risk ▪ IR 2.3.1 Net zero pathway ▪ IR 2.3.2 – Emissions reductions ▪ CDP C4 – Targets and performance ▪ SPD Climate
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	▪ IR Introduction – Equinor's Energy transition plan ▪ IR 2.3.1 Net zero pathway ▪ IR 2.3.2 – Emissions reductions ▪ CDP C4 – Targets and performance ▪ SPD Climate
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	▪ IR Introduction – Equinor's Energy transition plan ▪ IR 2.3.1 Net zero pathway ▪ IR 2.3.2 – Emissions reductions ▪ CDP C4 – Targets and performance

Overview of climate ambitions

Ambition year	Ambitions	Boundary	Scope	Baseline year
2025	Upstream CO_2 intensity <8kg CO_2/boe	Operational control 100%, upstream	Scope 1 CO_2	NA
	>30% share of annual gross capex to renewables and low carbon solutions	Equinor gross capex	NA	NA
2030	Net 50% emission reduction	Operational control 100%	Scope 1 and 2 CO_2 and CH_4	2015
	>50% share of annual gross capex to renewables and low carbon solutions	Equinor gross capex	NA	NA
	Reduce net carbon intensity by 20%[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
	Renewable energy capacity 12-16 GW[1]	Equity basis	Installed capacity (GW)	NA
	Upstream CO_2 intensity ~6kg CO_2/boe	Operational control 100%, upstream	Scope 1 CO_2	NA
	Carbon Capture and Storage (CCS): 5-10 million tonnes CO_2 (geological) storage per year	Equity basis	NA	NA
	Eliminate routine flaring	Operational control 100%	Flared hydrocarbons	NA
	Keep methane emission intensity near zero	Operational control 100%	CH_4	2016
	Reduce maritime emissions by 50% in Norway	Scope 1 GHG emissions from drilling rigs and floatels. Scope 3 GHG emissions from all vessel contracted by Equinor.	Scope 1 and 3 CO_2 and CH_4	2005
2035	Carbon Capture and Storage (CCS): 15-30 million tonnes CO_2 (geological) storage per year	Equity basis	NA	NA
	Establishing a 10% market share of hydrogen in Europe	NA	NA	NA
	Reduce net carbon intensity by 40%[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
2040	Reduce absolute emissions in Norway by 70%	Operational control 100%, Norway	Scope 1 and 2 CO_2 and CH_4	2005
2050	Net-zero emissions and 100% net carbon intensity reduction[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
	Reduce absolute emissions in Norway to near zero	Operational control 100% Norway	Scope 1 and 2 CO_2 and CH_4	2005
	Reduce maritime emissions by 50% globally	Scope 1 GHG emissions from drilling rigs and floatels. Scope 3 GHG emissions from all vessel contracted by Equinor	Scope 1 and 3 CO_2 and CH_4	2008

1) Including Equinor´s equity share of Scatec ASA.
2) For more details, please see the Net-GHG emissions and net carbon intensity methodology note on equinor.com.

5.7 Statements on this report incl. independent auditor reports

Statement on compliance

Today, the board of directors, the chief executive officer and the chief financial officer reviewed and approved the 2022 Integrated Annual report, which includes the board of directors' report, the Equinor ASA Consolidated and parent company annual financial statements as of 31 December 2022, and the sustainability report.

To the best of our knowledge, we confirm that:

- the Equinor Consolidated annual financial statements for 2022 have been prepared in accordance with IFRS as adopted by the European Union (EU), IFRS as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the parent company financial statements for Equinor ASA for 2022 have been prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance, and that
- the board of directors' report for the group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian Accounting Standard no 16, and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the board of directors' report gives a true and fair view of the development, performance, financial position, principal risks and uncertainties of the company and the group.

14 March 2023
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ REBEKKA GLASSER HERLOFSEN

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ MICHAEL LEWIS

/s/ HAAKON BRUUN-HANSSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ TORGRIM REITAN
CHIEF FINANCIAL OFFICER

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Recommendation of the corporate assembly

Resolution:
At its meeting of 22 March, the corporate assembly discussed the 2022 annual accounts of Equinor ASA and the Equinor group, and the board of directors' proposal for the allocation of net income in Equinor ASA.

The corporate assembly recommends that the annual accounts and the allocation of net income proposed by the board of directors are approved.

Oslo, 22 March 2023

/s/ JARLE ROTH
Chair of the corporate assembly

Corporate assembly

Jarle Roth	Nils Bastiansen	Finn Kinserdal	Kari Skeidsvoll Moe	Kjerstin Fyllingen
Kjerstin R. Braathen	Mari Rege	Trond Straume	Martin Wien Fjell	Merete Hverven
Helge Aasen	Liv B. Ulriksen	Peter B. Sabel	Oddvar Karlsen	Berit Søgnen Sandven
Lars Olav Grøvik	Terje Enes	Per Helge Ødegård	Ingvild Berg Martiniussen	Anne Kristi Horneland

The report set out below is provided in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Ernst & Young AS (PCAOB ID: 1572) has also issued reports in accordance with standards of the Public Company Accounting Oversight Board (PCAOB) in the US, which include opinions on the Consolidated financial statements of Equinor ASA and on the effectiveness of internal control over financial reporting as at 31 December 2022. Those reports are set out on in the 2022 Form 20-F.

Independent auditor's report

To the Annual Shareholders' Meeting of Equinor ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Equinor ASA (the Company) which comprise the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the Group). The financial statements of the Company comprise the balance sheet as at 31 December 2022 and the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including a summary of significant accounting policies. The consolidated financial statements of the Group comprise the balance sheet as at 31 December 2022, the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including a summary of significant accounting policies.

In our opinion

- the financial statements comply with applicable legal requirements,
- the financial statements give a true and fair view of the financial position of the Company as at 31 December 2022 and its financial performance and cash flows for the year then ended in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act,
- the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2022 and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Our opinion is consistent with our additional report to the audit committee.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial statements* section of our report. We are independent of the Company and the Group in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards)* (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

To the best of our knowledge and belief, no prohibited non-audit services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided.

We have been the auditor of the Company for 4 years from the election by the general meeting of the shareholders on 15 May 2019 for the accounting year 2019.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Impact of climate change and energy transition on the financial statements

Basis for the key audit matter
As described in Note 3 to the Consolidated Financial Statements, the effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in the Company's estimation of future cash flows. Climate considerations are included directly in the impairment and deferred tax asset assessments by estimating the CO_2 costs in the cash flows, and indirectly as the expected effects of the climate change are included in the estimated commodity prices. Commodity price assumptions applied in value-in-use impairment testing and deferred tax asset assessments are based on management's best estimate, which differs from the price-set required to achieve the goals of the Paris Agreement as described in the International Energy Agency (IEA) World Energy Outlook's Announced Pledges Scenario, or the Net Zero Emissions by 2050 Scenario.

The impact of the energy transition and potential restrictions by regulators and market and strategic considerations may also have an effect on the estimated production profiles and the economic lifetime of the Company's assets and projects. In addition, if the Company's business cases for the oil and gas producing assets in the future should change materially due to governmental initiatives to limit climate changes, it could affect the timing of cessation of the assets and the asset retirement obligations.

Auditing management's estimate of the impact of climate change and energy transition on the financial statements is complex and involves a high degree of judgement. Significant assumptions used in such estimate are commodity prices and CO_2 costs.

We consider the impact of climate change and energy transition on the financial statements to be a key audit matter given the significance of this matter and the complexity and uncertainty in the estimates and assumptions used by management.

Our audit response
We obtained an understanding of the Company's process for evaluating the impact of climate change and energy transition on the financial statements. This included testing controls over management's review of the significant assumptions commodity price and CO2 costs.

With the support of our firm's experts in climate change and energy transition, we evaluated management's assessment of the impact of climate change and energy transition on the financial statements. Our audit procedures among other comprised the following:
- We evaluated management's methodology to factor climate-related matters into their determination of future commodity price assumptions and compared those with external benchmarks
- We analysed the carbon price assumptions included in the cash flows for impairment and deferred tax asset assessments, by comparing them with current legislation in place in the relevant jurisdictions and the jurisdictions' announced pledges regarding escalation of CO2 costs
- We evaluated management's sensitivity analyses over the possible effects of using the commodity prices and carbon cost assumptions in accordance with the Net Zero Emission by 2050 Scenario and Announced Pledges Scenario estimated by the International Energy Agency (IEA)
- We evaluated management's sensitivity analyses over asset retirement obligations, including the effect of performing removal five years earlier than scheduled.

Recognition of deferred tax asset related to the US filing jurisdiction

Basis for the key audit matter
As at 31 December 2022, the Company has recognised a previously unrecognised deferred tax asset of USD 2,738 million related to the US filing jurisdiction, which requires convincing evidence through future taxable profit to support the probable realisation of the deferred tax asset against historical carry-forward tax losses. Refer to Note 11 to the Consolidated Financial Statements for the related disclosures. As described in Note 11, deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. The future taxable income has to be considered probable based on business forecasts.

In addition to agreeing the historical losses to supporting documentation, auditing management's estimate of the amount of the deferred tax asset is subjective because the estimation requires significant judgement, including the timing of reversals of the deferred tax liability and the availability of future profits against which tax deductions represented by the deferred tax asset can be offset. In addition, auditing management's estimate of amount of the deferred tax balances that are supported by the expectation of future taxable profits requires a high degree of judgement. Significant assumptions used in future taxable profits are commodity prices, expected oil and gas reserves and capital expenditures.

These significant assumptions are forward-looking and are heightened in complexity given the future demand and price uncertainty due to climate change and the energy transition. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

We consider the recognition of the deferred tax asset related to the US filing jurisdiction to be a key audit matter given the significance of the account on the balance sheet and the complexity and uncertainty of the estimates and assumptions used by management in the estimation of future taxable profits.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for the recognition of the deferred tax asset related to the US filing jurisdiction. This included testing controls over the Company's process for tracking tax loss carry-forwards, management's review of assumptions and inputs to the calculations of future taxable profit and scheduling of reversal of the deferred tax liabilities.

In assessing the recognition and measurement of the deferred taxes we tested the completeness and accuracy of the amounts recognised as deferred tax asset by verifying tax loss carry-forwards against historical tax filings and assessing management's determination of the expected timing of utilisation of the deferred tax asset, including the application of relevant tax laws to the utilisation of tax losses. We also evaluated management's forecasted timing of the reversal of taxable temporary differences by considering the nature of the temporary differences and the relevant tax law. We involved our US tax specialists to assist us in these procedures.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of future taxable profit. We compared projected capital expenditures, from which depreciation expense is derived, and expected reserve volumes used in the estimation of the future taxable profit to approved operator budgets or management forecasts, and also compared expected reserve volumes to external evaluations when available. In addition, we compared the forecast to that used in other areas of analysis, such as impairment or impairment reversal assessment, as applicable.

To test price assumptions, we evaluated management's methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We evaluated management's methodology to factor climate-related matters into their determination of future commodity prices and carbon costs assumptions. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

We assessed management's sensitivity analysis disclosed in Note 11 related to a reasonably possible change in commodity prices.

Recoverable amounts of production plants and oil and gas assets including assets under development

Basis for the key audit matter

As at 31 December 2022, the Company has recognised production plants and oil and gas assets, including assets under development, of USD 40,493 million and USD 10,679 million, respectively, within Property, plant and equipment. Refer to Note 14 to the Consolidated Financial Statements for the related disclosures. As described in Note 14, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management's estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.

These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex, particularly in Norway.

We consider the determination of the recoverable amounts of production plants and oil and gas assets including assets under development to be a key audit matter given the significance of the accounts on the balance sheet and the complexity and uncertainty of the estimates and assumptions used by management in the cash flow models.

Our audit response

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the assessments of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Company's internal procedures. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also involved reserves specialists to assist us with these procedures.

To test price assumptions, we evaluated management's methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the Company's assessment of currency exchange rates and the discount rate, by assessing the Company's methodologies and key assumptions used to calculate the rates and by comparing those rates with external information.

We also evaluated management's methodology to factor climate-related matters into their determination of future commodity prices and carbon costs assumptions. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Estimation of the asset retirement obligations

Basis for the key audit matter
As at 31 December 2022, the Company has recognised a provision for decommissioning and removal activities of USD 11,734 million classified within Provisions and other liabilities. Refer to Note 23 to the Consolidated Financial Statements for disclosures. As described in Note 23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.

Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rates and the expected future costs, which include the underlying assumptions norms and rates and time required to decommission and can vary considerably depending on the expected removal complexity.

These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

We consider the estimation of the asset retirement obligations (ARO) to be a key audit matter given the significance of the related accounts to the financial statements and the complexity and uncertainty of the assumptions used in the estimate.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management's review of assumptions described above, used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period.

To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. With the support of our valuation specialists, we evaluated the methodology and models used by management to estimate the ARO and performed a sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.

We also evaluated management's methodology to factor climate-related matters into their determination of the timing of cessation of the assets and the asset retirement obligations. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Other information

Other information consists of the information included in the annual report other than the financial statements and our auditor's report thereon. Management (the board of directors and Chief Executive Officer) is responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to government contain the information required by applicable legal requirements and whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that the other information is materially inconsistent with the financial statements, there is a material misstatement in this other information or that the information required by applicable legal requirements is not included in the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility or the payments to government report, we are required to report that fact.

We have nothing to report in this regard, and in our opinion, the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to governments are consistent with the financial statements and contain the information required by applicable legal requirements.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements of the Company in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act and of the consolidated financial statements of the Group in accordance with International Financial Reporting Standards as adopted by the EU, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's and the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or the Group, or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirement

Report on compliance with regulation on European Single Electronic Format (ESEF)

Opinion
As part of the audit of the financial statements of Equinor ASA we have performed an assurance engagement to obtain reasonable assurance about whether the financial statements included in the annual report, with the file name eqnr20221231NO.zip, have been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) and regulation pursuant to Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the consolidated financial statements.

In our opinion, the financial statements, included in the annual report, have been prepared, in all material respects, in compliance with the ESEF Regulation.

Management's responsibilities
Management is responsible for the preparation of the annual report in compliance with the ESEF Regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary.

Auditor's responsibilities
Our responsibility, based on audit evidence obtained, is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation. We conduct our work in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – "Assurance engagements other than audits or reviews of historical financial information". The standard requires us to plan and perform procedures to obtain reasonable assurance about whether the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation.

As part of our work, we perform procedures to obtain an understanding of the company's processes for preparing the financial statements in accordance with the ESEF Regulation. We test whether the financial statements are presented in XHTML-format. We evaluate the completeness and accuracy of the iXBRL tagging of the consolidated financial statements and assess management's use of judgement. Our procedures include reconciliation of the iXBRL tagged data with the audited financial statements in human-readable format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Stavanger, 14 March 2023
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been prepared for information purposes only.)

Independent accountant´s assurance report

To the Annual Shareholders' Meeting of Equinor ASA

Scope

We have been engaged by Equinor ASA to perform an assurance engagement, that will give

- Limited assurance, as defined by International Standards on Assurance Engagements, to report on Equinor ASA´s sustainability reporting as defined and specified in the Equinor ASA's GRI Index (see the document GRI Index 2022 on https://www.equinor.com/sustainability/reporting) (the "Subject Matter for limited assurance") as of 31 December 2022 and for the period from 1 January to 31 December 2022.
- Reasonable assurance, as defined by International Standards on Assurance Engagements, to report on Equinor ASA's sustainability reporting as defined and specified in Table 1, which Equinor ASA has defined in the Company's GRI index (see the document GRI index 2022 on https://www.equinor.com/sustainability/reporting) (the "Subject Matter for reasonable assurance") as at 31 December 2022 and for the period from 1 January 2022 to 31 December 2022.

Table 1: Disclosure description and boundary as defined in the GRI index

Disclosure description:	Boundary:
Renewable energy production	Equity basis
Renewable installed capacity	Equity basis
Scope 1 GHG emissions	Operational control
CO_2 emissions (Scope 1)	Operational control
CH4 emissions	Operational control
Scope 2 GHG emissions (location based)	Operational control
Scope 2 GHG emissions (market based)	Operational control
Number of oil spills	Operational control
Volume of oil spills	Operational control
Oil and gas leakages with a leakage rate of 0.1kg per second or more [KPI]	Operational control
GRI 403-9 (This includes reporting on the KPIs "Total serious incident frequency (SIF) [KPI]", "Actual SIF", Total recordable injury frequency (TRIF) [KPI]", "Employee TRIF", "Contractor TRIF", "Total fatalities", "Employees' fatalities", "Contractors' fatalities")	Operational control

We did not perform assurance procedures over section 2.2.2 "Portfolio robustness" in the Equinor 2022 Integrated Annual Report, or on Equinor's reporting on Greenhouse gas ("GHG") emissions at individual field level presented in Equinor Sustainability Data hub.

Furthermore, we did not perform assurance procedures on the historical information presented for 2016, 2017 and 2018 referred to by Equinor ASA in the Equinor 2022 Integrated Annual Report.

Other than as described in the first paragraph, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Equinor 2022 Integrated Annual report, and accordingly, we do not express an opinion on this information.

Criteria applied by Equinor ASA

In preparing the Subject Matter for limited assurance and Subject Matter for reasonable assurance (the "Subject Matters"), Equinor ASA applied the relevant criteria from the Global Reporting Initiative (GRI) sustainability reporting standards as well as own defined criteria (the "Criteria"). The Criteria can be accessed at globalreporting.org and Equinor Sustainability Data Hub and are available to the public. Such Criteria were specifically designed for companies and other organizations that want to report their sustainability impacts in a consistent and credible way. As a result, the information may not be suitable for another purpose.

Equinor ASA's responsibilities

The Board of Directors and management are responsible for selecting the Criteria, and for presenting the Subject Matters in accordance with the Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records and making estimates that are relevant to the preparation of the Subject Matters, such that they are free from material misstatement, whether due to fraud or error.

EY's responsibilities – limited assurance engagement

Our responsibility is to express a conclusion on the presentation of the Subject Matter for limited assurance based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance *Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000 (Revised)')*. This standard requires that we plan and perform our engagement to obtain limited assurance about whether, in all material respects, the Subject Matter for limited assurance is presented in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

EY's responsibilities – reasonable assurance engagement

Our responsibility is to express an opinion on the presentation of the Subject Matter for reasonable assurance based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance *Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000 (Revised)')*. This standard requires that we plan and perform our engagement to obtain reasonable assurance about whether, in all material respects, the Subject Matter for reasonable assurance is presented in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

Our Independence and Quality Control

We have maintained our independence in accordance with the requirements in relevant laws and regulations in Norway and the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants. Our firm applies ISQC 1, *Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements*, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed

This engagement is designed to express a) limited assurance on the Subject Matter for limited assurance and b) reasonable assurance on the Subject Matter for reasonable assurance.

The GHG quantification process used in preparing the reporting is subject to scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement of GHGs, including CO_2 and CH4. Additionally, GHG emissions are subject to estimation and measurement uncertainty resulting from the calculation process used to quantify emissions within the bounds of existing scientific knowledge. Our verification of these disclosures relates to the criteria for estimation set by local authorities.

a) Procedures performed to express a statement with limited assurance
Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained if a reasonable assurance engagement had been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance.

Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Subject Matter for limited assurance and related information and applying analytical and other appropriate procedures.

Our procedures included:
- Conducted interviews with key personnel to understand the business and the reporting process
- Conducted interviews with key personnel to understand the process for collecting, collating and reporting the Subject Matter for limited assurance during the reporting period
- Checked on a sample basis the calculation Criteria against the methodologies outlined in the Criteria
- Performed analytical review procedures of the data
- Identified and tested the assumptions supporting the calculations
- Tested, on a sample basis, the underlying source information
- Checked that the presentation requirements outlined in the Criteria

We believe that our procedures provide us with an adequate basis for our conclusion. We also performed such other procedures as we considered necessary in the circumstances.

b) Procedures performed to express a statement with reasonable assurance
Procedures to obtain a reasonable assurance level include examining, on a test basis, evidence supporting the quantitative and qualitative information.

To obtain reasonable assurance our procedures included:
- Conducted interviews with key personnel to understand the business and the reporting process
- Conducted interviews with key personnel to understand the process for collecting, collating and reporting the Subject Matter for reasonable assurance during the reporting period
- Checked on a sample basis the calculation Criteria against the methodologies outlined in the Criteria
- Performed analytical review procedures of the data
- Identified and tested the assumptions supporting the calculations
- Tested, on a sample basis, the underlying source information
- Checked that the presentation requirements outlined in the Criteria
- Performed digital site visits and interviews with Company's personnel at a sample of locations in order to gather and review underlying data and assess the implementation of the processes and controls related to the preparation of the selected safety and environmental KPIs
- Recalculating of safety and climate disclosures presented in Table 1 presented above, and assessing the reasonableness of the estimates made by the Equinor

We believe that our procedures provide us with an adequate basis for our opinion. We also performed such other procedures as we considered necessary in the circumstances.

Limited assurance conclusion
Based on our procedures and the evidence obtained, we are not aware of any material modifications that should be made to the Subject Matter for limited assurance as of 31 December 2022 and for the period from 1 January 2022 to 31 December 2022 in order for it to be in accordance with the Criteria.

Reasonable assurance opinion
In our opinion the Subject Matter for reasonable assurance as at 31 December 2022 and for the period from 1 January 2022 to 31 December 2022 is presented, in all material respects, in accordance with the Criteria.

Stavanger, 14 March 2023
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been prepared for information purposes only.)

5.8 Use and reconciliation of non-GAAP financial measures

Since 2007, Equinor has been preparing its audited consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and as issued by the International Accounting Standards Board. IFRS has been applied consistently to all periods presented in the 2022 Consolidated financial statements.

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e, IFRS in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:

a) Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b) Return on average capital employed (ROACE)
c) Organic capital expenditures
d) Free cashflow
e) Adjusted earnings and adjusted earnings after tax
f) Total shareholder return (TSR)
g) Gross capital expenditure (gross capex)

a) Net debt to capital employed ratio

In Equinor's view, net debt ratio provides a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt ratios are provided below; 1) net debt to capital employed ratio, 2) net debt to capital employed ratio adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.

The calculation is based on gross interest-bearing financial debt in the balance sheet and excludes cash, cash equivalents and current financial investments. Certain adjustments are made, e.g. collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet are considered non-cash in the non-GAAP calculations. The financial investments held in Equinor Insurance AS are excluded in the non-GAAP calculations as they are deemed restricted. These two adjustments increase net debt and give a more prudent definition of the net debt to capital employed ratio than if the IFRS based definition was to be used. Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Net interest-bearing debt adjusted for these items is included in the average capital employed. The table on the next page reconciles the net interest-bearing debt adjusted, the capital employed and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio		For the year ended 31 December		
(in USD million)		2022	2021	2020
Shareholders' equity		53,988	39,010	33,873
Non-controlling interests		1	14	19
Total equity	A	53,989	39,024	33,892
Current finance debt and lease liabilities		5,617	6,386	5,777
Non-current finance debt and lease liabilities		26,551	29,854	32,338
Gross interest-bearing debt	B	32,168	36,239	38,115
Cash and cash equivalents		15,579	14,126	6,757
Current financial investments		29,876	21,246	11,865
Cash and cash equivalents and current financial investment	C	45,455	35,372	18,621
Net interest-bearing debt before adjustments	B1 = B-C	(13,288)	867	19,493
Other interest-bearing elements [1]		6,538	2,369	627
Net interest-bearing debt adjusted, including lease liabilities	B2	(6,750)	3,236	20,121
Lease liabilities		3,668	3,562	4,405
Net interest-bearing debt adjusted	B3	(10,417)	(326)	15,716

Calculation of capital employed and net debt to capital employed ratio		For the year ended 31 December		
(in USD million)		2022	2021	2020
Calculation of capital employed:				
Capital employed	A+B1	40,701	39,891	53,385
Capital employed adjusted, including lease liabilities	A+B2	47,239	42,259	54,012
Capital employed adjusted	A+B3	43,571	38,697	49,608
Calculated net debt to capital employed				
Net debt to capital employed	(B1)/(A+B1)	(32.6%)	2.2%	36.5%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	(14.3%)	7.7%	37.3%
Net debt to capital employed adjusted	(B3)/(A+B3)	(23.9%)	(0.8%)	31.7%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

b) Return on average capital employed (ROACE)

ROACE is defined as adjusted earnings after tax divided by average capital employed adjusted. For a reconciliation for adjusted earnings after tax, see e) later in this section. Average capital employed adjusted at 31 December 2022 is calculated as the average of the capital employed adjusted at 31 December 2022 and at 31 December 2021 as presented in the table Calculation of capital employed and net debt to capital employed ratio section a).

Equinor uses ROACE to measure the return on capital employed adjusted, regardless of whether the financing is through equity or debt. This measure provides useful information for both the group and investors about performance during the period under evaluation. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with IFRS or ratios based on these figures.

Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from IFRS measures used to determine ROACE cannot be predicted with reasonable certainty.

Calculated ROACE based on IFRS		**31 December**	
(in USD million, except percentages)		**2022**	**2021**
Net income/(loss)	A	**28,744**	8,576
Average total equity	1	**46,506**	36,458
Average current finance debt and lease liabilities		**6,001**	6,081
Average non-current finance debt and lease liabilities		**28,202**	31,096
- Average cash and cash equivalents		**(14,853)**	(10,442)
- Average current financial investments		**(25,561)**	(16,555)
Average net-interest bearing debt	2	**(6,210)**	10,180
Average capital employed	B = 1+2	**40,296**	46,638
Calculated ROACE based on Net income/loss and capital employed	A/B	**71.3 %**	18.4 %

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted		**31 December**	
(in USD million, except percentages)		**2022**	**2021**
Adjusted earnings after tax	A	**22,691**	10,042
Average capital employed adjusted	B	**41,134**	44,153
Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted	A/B	**55.2%**	22.7%

c) Organic capital expenditures

Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 5 Segments to the Consolidated financial statements, amounted to USD 10.0 billion in 2022.

Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow patterns. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor's investments in maintenance and development of the company's assets.

In 2022, a total of USD 1.9 billion was excluded in the organic capital expenditures. Among items excluded were additions of Right of Use (RoU) assets related to leases and acquisition of Triton Power in UK, certain Statfjord licence shares and US based battery storage developer East Point Energy, resulting in organic capital expenditure of USD 8.1 billion.

In 2021, a total of USD 0.4 billion was excluded in the organic capital expenditures. Among items excluded were acquisition of 100% interest in Polish onshore renewables developer Wento and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 8.1 billion.

d) Free cash flow

Free cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. However, free cash flow is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of free cash flow is limited and does not represent residual cash flows available for discretionary expenditures.

The following table provides a reconciliation of Free cash flow to Cash flows provided by operating activities before taxes paid and working capital items, the most directly comparable financial measure presented in accordance with IFRS, as of the dates indicated:

Free cash flow

(in USD billion)	2022	2021
Cash flows provided by operating activities before taxes paid and working capital items	**83.6**	42.0
Taxes paid	**(43.9)**	(8.6)
Capital expenditures and investments	**(8.6)**	(8.2)
Proceeds from sale of assets and businesses	**1.0**	1.9
Free cash flow before capital distribution	**32.1**	27.1
Dividend paid	**(5.4)**	(1.8)
Share buy-back	**(3.3)**	(0.3)
Free cash flow	**23.4**	25.0

e) Adjusted earnings and adjusted earnings after tax

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide an indication of the underlying operational and financial performance in the period (excluding financing) by adjusting by items that are not well correlated to Equinor's operating performance, and therefore better facilitate comparisons between periods.

Adjusted earnings are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses. Adjusted earnings adjusts for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift:** Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairments line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Eliminations (Internal unrealised profit on inventories:):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in reporting segments and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other
Total revenues and other income	**150,806**	75,930	7,431	5,523	148,105	185	(86,367)
Adjusting items	**(896)**	(487)	185	-	(506)	(110)	22
Changes in fair value of derivatives	**(207)**	(263)	205	-	(149)	-	-
Periodisation of inventory hedging effect	**(349)**	-	-	-	(349)	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**510**	507	3	-	-	-	-
Other adjustments[1]	**(0)**	-	(22)	-	-	-	22
Gain/loss on sale of assets	**(850)**	(731)	-	-	(9)	(111)	(0)
Adjusted total revenues and other income	**149,910**	75,443	7,616	5,523	147,599	75	(86,345)
Purchases [net of inventory variation]	**(53,806)**	0	(116)	(0)	(139,916)	-	86,227
Adjusting items	**(610)**	-	-	-	(33)	-	(577)
Operational storage effects	**(33)**	-	-	-	(33)	-	-
Eliminations	**(577)**	-	-	-	-	-	(577)
Adjusted purchases [net of inventory variation]	**(54,415)**	0	(116)	(0)	(139,949)	-	85,650
Operating and administrative expenses	**(10,594)**	(3,782)	(1,698)	(938)	(4,591)	(265)	681
Adjusting items	**64**	(54)	22	6	75	10	5
Over-/underlift	**(41)**	(54)	13	-	-	-	-
Other adjustments	**7**	-	2	-	-	-	5
Gain/loss on sale of assets	**23**	-	7	6	-	10	-
Provisions	**75**	-	-	-	75	-	-
Adjusted operating and administrative expenses	**(10,530)**	(3,836)	(1,675)	(933)	(4,516)	(255)	686

1) The adjustment in E&P International and Other is related to recirculation of currency effects resulting from exit of equity accounted companies.

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	**Equinor group**	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**
Depreciation, amortisation and net impairments	**(6,391)**	(4,167)	(1,731)	(361)	14	(4)	(142)
Adjusting items	**(2,488)**	(819)	286	(1,060)	(895)	-	-
Impairment	**1,111**	3	1,033	-	75	-	-
Reversal of impairment	**(3,598)**	(821)	(747)	(1,060)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(8,879)**	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)
Exploration expenses	**(1,205)**	(366)	(638)	(201)	-	-	-
Adjusting items	**59**	4	65	(11)	-	-	-
Impairment	**85**	4	65	15	-	-	-
Reversal of impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(1,146)**	(361)	(573)	(212)	-	-	-
Net operating income/(loss)	**78,811**	67,614	3,248	4,022	3,612	(84)	399
Sum of adjusting items	**(3,871)**	(1,355)	559	(1,065)	(1,360)	(100)	(550)
Adjusted earnings/(loss)	**74,940**	66,260	3,806	2,957	2,253	(184)	(151)
Tax on adjusted earnings	**(52,250)**	(51,373)	(1,248)	(79)	474	14	(38)
Adjusted earnings/(loss) after tax	**22,691**	14,887	2,558	2,878	2,727	(170)	(189)

Items impacting net operating income/(loss) in the full year of 2021 (in USD million)	**Equinor group**	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**
Total revenues and other income[1]	**90,924**	39,386	5,566	4,149	87,393	1,411	(46,980)
Adjusting Items	**(1,836)**	(339)	43	-	(155)	(1,381)	(4)
Changes in fair value of derivatives	**(146)**	(145)	36	-	(37)	-	-
Periodisation of inventory hedging effect	**49**	-	-	-	49	-	-
Impairment from associated companies	**4**	-	-	-	-	4	-
Over-/underlift	**(125)**	(194)	69	-	-	-	-
Gain/loss on sale of assets	**(1,561)**	-	(5)	-	(167)	(1,385)	(4)
Provisions	**(57)**	-	(57)	-	-	-	-
Adjusted total revenues and other income[1]	**89,088**	39,047	5,609	4,149	87,238	30	(46,984)
Purchases [net of inventory variation]	**(35,160)**	(0)	(58)	(0)	(80,873)	(0)	45,771
Adjusting Items	**230**	-	-	-	(231)	-	461
Operational storage effects	**(231)**	-	-	-	(231)	-	-
Eliminations	**461**	-	-	-	-	-	461
Adjusted purchases [net of inventory variation]	**(34,930)**	(0)	(58)	(0)	(81,104)	(0)	46,232
Operating and administrative expenses[1]	**(9,378)**	(3,652)	(1,406)	(1,074)	(3,753)	(163)	670
Adjusting Items	**(11)**	62	(32)	35	(87)	-	12
Over-/underlift	**23**	55	(32)	-	-	-	-
Other adjustments[2]	**(43)**	7	-	-	(50)	-	-
Gain/loss on sale of assets	**47**	-	-	35	-	-	12
Provisions	**(37)**	-	-	-	(37)	-	-
Adjusted operating and administrative expenses[1]	**(9,389)**	(3,590)	(1,438)	(1,039)	(3,841)	(163)	682

Items impacting net operating income/(loss) in the full year of 2021 (in USD million)	**Equinor group**	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**
Depreciation, amortisation and net impairments[1]	**(11,719)**	(4,900)	(3,321)	(1,734)	(1,604)	(3)	(156)
Adjusting Items	**1,288**	(1,102)	1,587	69	735	-	-
Impairment	**2,963**	276	1,836	116	735	-	-
Reversal of impairment	**(1,675)**	(1,379)	(250)	(47)	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	**(10,431)**	(6,002)	(1,734)	(1,665)	(869)	(3)	(156)
Exploration expenses	**(1,004)**	(363)	(451)	(190)	-	-	0
Adjusting Items	**152**	7	101	44	-	-	-
Impairment	**175**	7	101	66	-	-	-
Reversal of impairment	**(22)**	-	-	(22)	-	-	-
Adjusted exploration expenses	**(852)**	(356)	(350)	(146)	-	-	0
Net operating income/(loss)[1]	**33,663**	30,471	329	1,150	1,163	1,245	(695)
Sum of adjusting items	**(177)**	(1,372)	1,698	147	262	(1,381)	469
Adjusted earnings/(loss)[1]	**33,486**	29,099	2,028	1,297	1,424	(136)	(227)
Tax on adjusted earnings	**(23,445)**	(21,825)	(670)	(16)	(998)	23	40
Adjusted earnings/(loss) after tax[1]	**10,042**	7,274	1,358	1,281	426	(112)	(187)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments
2) The adjustment for MMP is related to an insurance settlement.

f) Total shareholder return (TSR)
Total shareholder return (TSR) is the sum of a share's price growth and dividends for the same period, divided by the share price at beginning of period.

g) Gross capital expenditure (gross capex)
Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments, amounted to USD 10.0 billion in 2022 and USD 8.5 billion in 2021 (as referenced in note 5 Segments to the Consolidated financial statements).

Gross capital expenditures are capital expenditures that are adjusted to exclude additions of Right of use assets related to leases (as referenced in note 12, Property, plant and equipment, to the consolidated financial statements) and to include Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments, predominantly within the REN segment. The calculation of gross capital expenditures excludes additions to right of use assets related to leases, as management believes that this better reflects the Group's investments in the business to drive growth.

In 2022, a net total adjustment of USD 0.4 billion was excluded, resulting in gross capital expenditures of USD 9.6 billion. In 2021, a net total adjustment of USD 0.3 billion was included, resulting in gross capital expenditures of USD 8.8 billion.

Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.


JOHAN CASTBERG
The FPSO for the Johan Castberg field in the Barents Sea, under construction, Aker Solutions yard at Stord, Norway.

5.9 Terms and abbreviations

Organisational and other abbreviations

- ACER - European union agency for the cooperation of energy reulators
- ADS – American Depositary Share
- ADR – American Depositary Receipt
- ACG - Azeri-Chirag-Gunashli
- AFP - Agreement-based early retirement plan
- AGM - Annual general meeting
- APS - Announced Pledges Scenario
- ARO - Asset retirement obligation
- BTC - Baku-Tbilisi-Ceyhan pipeline
- CAPEX – capital expenditure
- CEO - Chief executive officer
- CCS - Carbon capture and storage
- CLOV - Cravo, Lirio, Orquidea and Violeta
- CMU – Capital Markets Update
- CO_2 - Carbon dioxide
- CO_2e - Carbon dioxide equivalent
- CPL - Crude, Products and Liquids
- DKK - Danish Krone
- DISC - Data improvements, Shipping and Commercial operations
- D&W - Drilling and Well
- EEA - European Economic Area
- EEX - European Energy Exchange
- EFTA - European Free Trade Association
- EMTN - Euro medium-term note
- EPI - Exploration & Production International
- EPN - Exploration & Production Norway
- EPUSA - Exploration & Production USA
- ESMA - European securities and markets authority
- EU - European Union
- EU ETS - EU Emissions Trading System
- EUR - Euro
- EXP - Exploration
- FPSO - Floating production, storage and offload vessel
- FSO – Floating storage and offload vessel
- GAAP - Generally accepted accounting principles
- GBP - British Pound
- GDP - Gross domestic product
- GHG - Greenhouse gas
- GSB - Global Strategy & Business Development
- G&P - Gas and power
- HSE - Health, safety and environment
- IEA - International Energy Agency
- IASB - International Accounting Standards Board
- ICE - Intercontinental Exchange
- IFRS - International Financial Reporting Standards
- IMF – International Monetary Fund
- IOGP - The International Association of Oil & Gas Producers
- IOR - Improved oil recovery
- LCS - Low carbon solutions
- LCOE - Levelised Cost of Energy
- LNG - Liquefied natural gas
- LPG - Liquefied petroleum gas
- MMP - Marketing, Midstream & Processing
- MPE - Norwegian Ministry of Petroleum and Energy
- NCS - Norwegian continental shelf
- NES – New Energy Solutions
- NGL – Natural gas liquids
- NIOC - National Iranian Oil Company
- NOK - Norwegian kroner
- NOx- Nitrogen oxide
- NVC - New value chains
- NYSE – New York stock exchange
- NYMEX - New York Mercantile Exchange
- NZE - Net zero emissions
- OECD - Organisation of Economic Co-Operation and Development

- OCI - Other Comprehensive Income
- OML - Oil mining lease
- OPEC - Organization of the Petroleum Exporting Countries
- OPEX – Operating expense
- OPL - Operation plants
- OSE – Oslo stock exchange
- OTC - Over-the-counter
- OTS - Oil trading and supply department
- PDO - Plan for development and operation
- PDP - Projects, Drilling and Procurement
- PIO - Plan for installation and operation
- PP&E - Property, plant and equipement
- PSA - Production sharing agreement
- PSC – Production sharing contract
- PSVM - Plutão, Saturno, Vênus and Marte
- R&D - Research and development
- REN - Renewables
- ROACE - Return on average capital employed
- RRR - Reserve replacement ratio
- SDFI - Norwegian State's Direct Financial Interest
- SEC - Securities and Exchange Commission
- SEK - Swedish Krona
- SG&A - Selling, general & administrative
- SIF - Serious Incident Frequency
- TDI - Technology, Digital & Innovation
- TRIF - Total recordable injuries per million hours worked
- TSP - Technical service provider
- TSR - Total shareholder return
- UKCS - UK continental shelf
- UPC - Unit production cost
- US - United States of America
- USD - United States dollar
- WACC - Weighted average cost of capital
- YPF - Yacimientos Petrolíferos Fiscales S.A

Metric abbreviations etc.
- bbl - barrel
- mbbl - thousand barrels
- mmbbl - million barrels
- boe - barrels of oil equivalent
- mboe - thousand barrels of oil equivalent
- mmboe - million barrels of oil equivalent
- mmmcf - billion cubic feet
- MMBtu - million british thermal units
- mcm - thousand cubic metres
- mmcm - million cubic metres
- bcm - billion cubic metres
- km - kilometre
- one billion - one thousand million
- MJ - megajoule
- MW - megawatt
- MWh – megawatt hours
- GW – gigawatt
- GWh – gigawatt hours
- TW – terawatt
- TWh – terrawatt hours
- SPR – strategic petroleum reserves

Equivalent measurements are based upon
- 1 barrel equals 0.134 tonnes of oil (33 degrees API)
- 1 barrel equals 42 US gallons
- 1 barrel equals 0.159 standard cubic metres
- 1 barrel of oil equivalent equals 1 barrel of crude oil
- 1 barrel of oil equivalent equals 159 standard cubic metres of natural gas
- 1 barrel of oil equivalent equals 5,612 cubic feet of natural gas
- 1 barrel of oil equivalent equals 0.0837 tonnes of NGLs
- 1 billion standard cubic metres of natural gas equals 1 million standard cubic metres of oil equivalent
- 1 cubic metre equals 35.3 cubic feet
- 1 kilometre equals 0.62 miles
- 1 square kilometre equals 0.39 square miles
- 1 square kilometre equals 247.105 acres
- 1 cubic metre of natural gas equals 1 standard cubic metre of natural gas
- 1,000 standard cubic meter gas equals 1 standard cubic meter oil equivalent
- 1,000 standard cubic metres of natural gas equals 6.29 boe
- 1 standard cubic foot equals 0.0283 standard cubic metres
- 1 standard cubic foot equals 1000 British thermal units (btu)
- 1 tonne of NGLs equals 1.9 standard cubic metres of oil equivalent
- 1 degree Celsius equals minus 32 plus five-ninths of the number of degrees Fahrenheit

Miscellaneous terms

- Appraisal well: A well drilled to establish the extent and the size of a discovery
- Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished from fossil fuels, which are derived from long dead biological material
- BOE (barrels of oil equivalent): A measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content
- Condensates: The heavier natural gas components, such as pentane, hexane, iceptane and so forth, which are liquid under atmospheric pressure – also called natural gasoline or naphtha
- Crude oil, or oil: Includes condensate and natural gas liquids
- Development: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields
- Downstream: The selling and distribution of products derived from upstream activities
- Equity and entitlement volumes of oil and gas: Equity volumes represent volumes produced under a production sharing agreement (PSA) that correspond to Equinor's percentage ownership in a particular field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalties and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil. The overview of equity production provides additional information for readers, as certain costs described in the profit and loss analysis were directly associated with equity volumes produced during the reported years
- Heavy oil: Crude oil with high viscosity (typically above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a gravity below 22.3° API. In addition to high viscosity and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios, high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers
- High grade: Relates to selectively harvesting goods, to cut the best and leave the rest. In reference to exploration and production this entails strict prioritisation and sequencing of drilling targets
- Hydro: A reference to the oil and energy activities of Norsk Hydro ASA, which merged with Equinor ASA
- IOR (improved oil recovery): Actual measures resulting in an increased oil recovery factor from a reservoir as compared with the expected value at a certain reference point in time. IOR comprises both of conventional and emerging technologies
- Liquids: Refers to oil, condensates and NGL
- LNG (liquefied natural gas): Lean gas - primarily methane - converted to liquid form through refrigeration to minus 163 degrees Celsius under atmospheric pressures
- LPG (liquefied petroleum gas): Consists primarily of propane and butane, which turn liquid under a pressure of six to seven atmospheres. LPG is shipped in special vessels
- Midstream: Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur
- Naphtha: inflammable oil obtained by the dry distillation of petroleum
- Natural gas: Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons; partially liquid under atmospheric pressure
- NGL (natural gas liquids): Light hydrocarbons mainly consisting of ethane, propane and butane which are liquid under pressure at normal temperature
- Oil sands: A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil
- Oil and gas value chains: Describes the value that is being added at each step from 1) exploring; 2) developing; 3) producing; 4) transportation and refining; and 5) marketing and distribution
- Oslo Børs: Oslo stock exchange (OSE)
- Peer group: Equinor's peer group consists of Equinor, bp, Chevron, ConocoPhillips, Eni, ExxonMobil, Galp, Lundin, Repsol, Shell, TotalEnergies and Ørsted.
- Petroleum: A collective term for hydrocarbons, whether solid, liquid or gaseous. Hydrocarbons are compounds formed from the elements hydrogen (H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas
- Proved reserves: Reserves claimed to have a reasonable certainty (normally at least 90% confidence) of being recoverable under existing economic and political conditions and using existing technology. They are the only type the US Securities and Exchange Commission allows oil companies to report
- Refining reference margin: Is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc
- Rig year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period
- Scope 1 GHG emissions: Direct GHG emissions from operations that are owned and/or controlled by the organisation (Source: Greenhouse gas protocol). The global warming potential (GWP) of CH4 is, in accordance with the Intergovernmental Panel on Climate Change (IPCC) Fifth Assessment Report (AR5) (2022), considered to be 28 times the GWP of CO_2.
- Upstream: Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface
- VOC (volatile organic compounds): Organic chemical compounds that have high enough vapour pressures under normal conditions to significantly vaporise and enter the earth's atmosphere (e.g. gasses formed under loading and offloading of crude oil)

Sustainability terms and abbreviations

Announced Pledges (APS)	IEA scenario which includes all recent major national announcements of 2030 targets and longer term net zero and other pledges, regardless of whether these have been anchored in implementing legislation or in updated NDCs.
Area of high biodiversity value	Comprises "Key biodiversity areas" included in the World Database on Key Biodiversity Areas managed by International Union for Conservation of Nature (IUCN) and Particularly Valuable and Sensitive Areas ("Særlig verdifulle og sårbare områder") on the Norwegian Continental Shelf.
BECCS	Bioenergy with carbon capture and storage
BoD	Board of Directors.
BoD SSEC	Board of Directors' Safety, Sustainability and Ethics Committee.
BAC	Board of Directors' Audit Committee
BCC	Board of Directors' Compensation and Executive Development Committee
boe	Barrel of oil equivalent.
Capex	Capital expenditure.
CCS	Carbon capture and storage.
CCUS	Carbon capture, utilisation and storage.
CCSA	The CCSA is the trade association promoting the commercial deployment of Carbon Capture, Utilisation and Storage (CCUS).
Carbon dioxide (CO_2) emissions	CO_2 released to the atmosphere as a result of our processes and activities, including CO_2 emissions from energy generation, heat production, flaring (including well testing/well work-over), and remaining emissions from carbon capture and treatment plants. Separate data compiled for Equinor operated activities and equity basis.
Carbon dioxide (CO_2) emission reductions	The total estimated quantity of CO_2 emissions achieved by implementing a specific measure compared to the expected emissions at an installation without the measure (or best available technology for greenfield developments).
Carbon dioxide (CO_2) equivalents	Carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO_2 that would have the same global warming potential.
CDP	CDP is a not-for-profit charity that runs a global disclosure system for investors, companies, cities, states and regions to report and benchmark their environmental impacts.
CEC	Corporate Executive Committee
COSO	The Committee of Sponsoring Organizations of the Treadway Commission (COSO) is a joint initiative of five professional organizations. Advises on developing thought leadership that enhances internal control, risk management, governance and fraud deterrence.
CSRD	EU Corporate Sustainability Reporting Directive
Dividends declared	Includes cash dividend and scrip dividend.
D&I	Diversity and inclusion
Economic value generated	Total revenues including income from sales of liquids on behalf of the Norwegian state's direct financial interest
EIA	Environmental Impact Assessment.
EITI	Extractives Industries Transparency Initiative.
Employee wages and benefits	Salaries, pensions, payroll tax and other compensations.
Energy consumption	Energy used for power generation and heat production in combustion processes, unused energy from flaring (including well testing/work-over and venting), energy sold/delivered to third parties and gross energy (heat and electricity) purchased.
EPA	Equinor's Economic Planning Assumptions
ERM	Enterprise risk management
ESG	Referring to non-financial reporting topics "Environmental", "Social" and "Governance".
FEED	Front End Engineering Design. Means Basic Engineering conducted after completion of Conceptual Design or Feasibility Study.
Flared hydrocarbons	Weight of hydrocarbons combusted in operational flare systems. Includes safety and production flaring. For Equinor operated activities.
Flaring intensity	Volume of flared hydrocarbons from upstream activities (including LNG) per thousand tonnes of hydrocarbons produced.
Freshwater	Naturally occurring water with a low concentration of salts, or generally accepted as suitable for abstraction and treatment to produce potable water. Includes water from public installations, wells (including groundwater reservoirs), lakes, streams, rivers and purchased freshwater. Freshwater produced from salt water on facilities/installations is not included.
GPS	Global people survey
GRI	Global Reporting Initiative is an independent, international organisation that provide the world's most widely used standards for sustainability reporting – the GRI Standards.
H_2S	Hydrogen sulfide is a highly toxic and flammable gas.
Hazardous waste	Waste is considered to be hazardous waste according to the regulations under which the activity operates or where the waste can pose a substantial hazard to human health and/or the environment when improperly managed.
HOP	Human and organisational performance.
Human rights steering committee (HRSC)	Equinor steering committee mandated by the Corporate Executive Committee (CEC) to oversee and provide guidance to the implementation of Equinor's human rights policy.
IDD	Integrity Due Diligence (IDD) is performed to identify known integrity concerns, prior to establishing a new agreement with a counterparty.
IEA	International Energy Agency.

IETA	International Emissions Trading Association
IFC	International Finance Corporation
ILO	International Labour Organization
IOGP	The International association of Oil & Gas Producers.
IPCC	Intergovernmental Panel on Climate Change.
IUCN	International Union for Conservation of Nature
KPI	Key Performance Indicator.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas.
Low carbon research and development (R&D) expenditure	The share of annual research expenditures, in percentages of total R&D expenditures, spent on new energy solutions and energy efficiency technologies.
Methane emissions	CH_{4} released to the atmosphere including emissions from energy generation and heat production at own plants, flaring (including well testing/well work-over), cold venting, diffuse emissions, and the storage and loading of crude oil.
Methane intensity	Total methane emissions from our up- and midstream oil and gas activities divided by the marketed gas, both on a 100 % operated basis.
MoU	Memorandum of Understanding. A memorandum of understanding is an agreement between two or more parties outlined in a formal document. It is not legally binding but signals the willingness of the parties to move forward with a contract. The MOU can be seen as the starting point for negotiations as it defines the scope and purpose of the talks.
MSc	Master of Science degree.
NCS	The Norwegian Continental Shelf
Net carbon intensity (NCI)	GHG emissions associated with the production and use of energy produced by Equinor, including negative emissions related to carbon services and offsets, divided by the amount of energy produced by the company (gCO_2e/MJ). A detailed description of the net carbon intensity indicator is available at equinor.com.
Net income	Net profit after all revenues, income items and expenses have been accounted for.
Net zero emissions ambition	Covers scope 1 and 2 GHG emissions on an operational control basis (100%) and scope 3 GHG emissions (use of products, category 11, on an equity share basis).
NGO	Non-governmental organisation. A non-profit organization that operates independently of any government, typically one whose purpose is to address a social or political issue.
Nitrogen oxides (NOX)	Nitrogen oxides, as nitrous compounds in fuel released from power generation and heat production, flaring and process.
Non-hazardous waste	Waste that is not defined as hazardous waste. This excludes drill cuttings and produced and flow-back water from our USA onshore operations which are exempted from regulation and are registered separately as 'exempted waste'.
Non-methane volatile organic compounds (nmVOC) emissions	nmVOC released to the atmosphere from power generation and heat production, flaring (including well testing/well work-over), process, cold venting and fugitives.
NPV	Net Present Value.
n/r	Not reported.
OGCI	Oil and Gas Climate Initiative.
Oil spill	All unintentional release of a liquid petroleum hydrocarbon into the natural environment.
Operations	Temporary or permanent sites, activities and assets used for exploration, extraction, refining, transporting, distributing, and marketing petroleum products.
Payments to governments	Payments made directly by Equinor to governments, such as income tax, host government entitlements (value), bonuses, royalties and fees, related to exploration and production activities. Includes environmental fees and taxes. Payments made on behalf of other license partners, e.g. area fees, are included.
Produced water	Water that is brought to the surface during operations which extract hydrocarbons from oil and gas reservoirs.
Protected area	A protected area is a clearly defined geographical space, recognised, dedicated and managed, through legal or other effective means, to achieve the long-term conservation of nature with associated ecosystem services and cultural values. (IUCN Definition 2008)
Purchase of goods and services	Part of the cost is charged to partners in activities we operate.
Recovered waste	Waste from Equinor operated activities that has been delivered for reuse, recycling or incineration with energy recovery.
Regular discharges of oil in water to sea	Oil in regulated or controlled discharges to the sea from Equinor operated activities. This includes produced water, process water, displacement water, ballast water, jetting water, drainage water and water discharged from treatment plants.
RES	RES is the world's largest independent renewable energy company.
Scope 1 GHG emissions	Direct GHG emissions from operations that are owned and/or controlled by the organisation (Source: Greenhouse gas protocol). The global warming potential (GWP) of CH4 is, in accordance with the Intergovernmental Panel on Climate Change (IPCC) Fourth Assessment Report (AR4) (2007), considered to be 25 times the GWP of CO_2.

Scope 2 GHG emissions	Indirect GHG emissions from energy imported from third parties, heating, cooling, and steam consumed within the organisation. We use IEA/NVE/e-grid (location-based) and AIB (market-based) as sources of scope 2 emissions factor, expressed as kg CO_2/kWh. The location-based calculation method reflects the emissions intensity of grids, taking electricity trade adjustments into account. The market-based calculation method reflects emissions from electricity that companies have purposefully chosen (or their lack of choice). It derives emission factors from contracts between two parties for the sale and purchase of energy bundled with attributes about the energy generation, or for unbundled attribute claims. (Source: Greenhouse gas protocol). When no such contracts are in place, residual mix emission factors are used.
Scope 3 GHG emissions	All GHG emissions that occur as a consequence of the operations of the organisation but are not directly controlled or owned by the company, such as use of sold products (equity basis). Emissions from use of sold products is calculated from IPCC emission factors, combined with IEA statistics on regional energy consumption.
SDG	The United Nations' Sustainable Development Goals.
SDS	The International Energy Agency's (IEA) Sustainable Development Scenario.
Serious incident frequency (SIF)	The number of serious incidents (including near misses) per million hours worked. An incident is an event or chain of events that has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. All undesirable incidents are categorised according to degree of seriousness, based on established categorisation matrices.
SHE Index	Index to reflect the status of diversity and inclusion in corporate life, created by EY.
Shift	Center of expertise on the UN Guiding Principles on Business and Human Rights
Sickness absence	The total number of sickness absence hours as a percentage of planned working hours (Equinor ASA employees).
Social investments, sponsorships and donations	Includes voluntary and contractual payments. Part of the cost is charged to partners in activities we operate.
STEM	Science, technology, engineering and mathematics.
Stated Policies (STEPS)	IEA scenario STEPS provides a conservative benchmark for the future, because it does not take it for granted that governments will reach all announced goals. Includes what has actually been put in place to reach these and other energy-related objectives.
Sulphur oxides (SOX) emissions	SOX released from power generation and heat production flaring and process.
TCFD	Task Force on Climate-related Financial Disclosures.
TNFD	Task Force on Nature-related Financial Disclosures
The Paris Agreement	A legally binding international treaty on climate change. It was adopted by 196 Parties at COP 21 in Paris, on 12 December 2015 and entered into force on 4 November 2016. Its goal is to limit global warming to well below 2, preferably to 1.5 degrees Celsius, compared to pre-industrial levels.
Total recordable injury frequency (TRIF)	Number of fatal accidents, lost-time injuries, injuries involving substitute work and medical treatment injuries at work, per million hours worked, amongst Equinor employees and contractors.
Total Serious incident frequency (SIF)	The number of actual and potential serious safety incidents categorised with a level 1 or 2 out of five degrees of seriousness per million hours worked.
UNGC	United Nations Global Compact. A voluntary initiative to implement universal sustainability principles and to take steps to support UN goals.
UNGP	United Nations Guiding Principles on Business and Human Rights.
Upstream CO_2 intensity	Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).
VPSHR	Voluntary Principles on Security and Human Rights.
Water stress	The World Resources Institute's Aqueduct® tool is used to determine baseline water stress, which is the ratio of total annual water withdrawal from a catchment to average annual available water to the same catchment. The Aqueduct® tool classifies stress into five levels, Low, Low-medium, Medium-high, High and Extremely high. (Aqueduct® indicator: Baseline Water Stress).
Waste	Materials are defined as waste when; they are classified as such according to the regulations under which the activity operates or where the material is contained and intended to be transported for further handling and/or re-use or disposal by a 3rd party. Residual materials from industrial activity, which are discharged, recycled, injected or reused at the place of generation as part of the consented operations, are not included.
WBCSD	World Business Council for Sustainable Development
WEF	World Economic Forum
Work related illness (WRI)	Number of illnesses amongst Equinor employees and contractors arising due to work activities.

5.10 Forward-looking statements

This integrated annual report contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Equinor's market perspective" and "Equinor's strategy". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including: the commitment to develop as a broad energy company and ambition to be a leading company in the energy transition; ambition to reach net zero by 2050 and expectations regarding progress on our energy transition plan and just transition plan; our ambitions regarding reduction in operated emissions and net carbon intensity and allocation of gross capex* to renewables and low carbon solutions; our ambitions to decarbonise and maintain value in oil and gas, industrialise and upscale offshore wind, industrialise and commercialise carbon capture and storage and upscale and develop new value chains in hydrogen; ambition to attain a leadership position in the European CCS market; aims, expectations and plans for renewables production capacity and power generation, investments in renewables and low-carbon solutions and the balance between oil and renewables production; our expectations with respect to net carbon intensity, operated emissions, carbon and methane intensity and flaring reductions; our internal carbon price and other financial metrics for investment decisions; break-even considerations and targets; aims and expectations regarding Equinor's resilience across different climate scenarios; future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, and development of CCS and hydrogen businesses; use of compensation and offset mechanisms and high-quality carbon sinks; plans to develop fields; our intention to optimise and mature our portfolio; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price assumptions; expectations and plans regarding capital expenditures; future financial performance, including cash flow, liquidity and return on average capital employed (ROACE)*; expectations regarding cash flow and returns from our oil and gas portfolio and renewable projects; organic capital expenditures through 2026; expectations and estimates regarding production and execution of projects; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy, including ambitions regarding allocation of research and development capital towards renewables and low carbon-solutions; expectations related to production levels, unit production cost, investment, exploration activities, discoveries and development in connection with our ongoing transactions and projects; our ambitions, expectations and plans regarding diversity and inclusion and employee training; plans and expectations regarding completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; plans, ambitions and expectations regarding recovery factors and levels, future margins and future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; expectations regarding oil and gas volume growth, including for volumes lifted and sold to equal entitlement production; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; plans and expectations regarding processes related to human rights laws, corporate structure and organizational policies; technological innovation, implementation, position and expectations; expectations regarding role and composition of the board and our remuneration policies; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure, our liquidity levels and management of liquidity reserves; future credit ratings; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; our ambitions and plans regarding biodiversity (including our aim to develop a net-positive impact approach for projects) and value creation for society; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution, share buy-backs and amounts and timing of dividends are forward-looking statements.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk factors", and elsewhere in this integrated annual report.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil

price volatility and the uncertainty caused by the European security situation, including Russia's invasion of Ukraine; unfavorable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this integrated annual report.

The achievement of Equinor's climate ambitions depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of its energy transition plan, Equinor's ability to meet its climate ambitions will be impaired. The calculation of Equinor's net carbon intensity presented in this report includes an estimate of emissions from the use of sold products (GHG protocol category 11) as a means to more accurately evaluate the emission lifecycle of what we produce to respond to the energy transition and potential business opportunities arising from shifting consumer demands. Including these emissions in the calculations should in no way be construed as an acceptance by Equinor of responsibility for the emissions caused by such use.

The reference to any scenario in this report, including any potential net-zero scenarios, does not imply Equinor views any particular scenario as likely to occur. Third-party scenarios discussed in this report reflect the modeling assumptions and outputs of their respective authors, not Equinor, and their use by Equinor is not an endorsement by Equinor of their underlying assumptions, likelihood or probability. Investment decisions are made on the basis of Equinor's separate planning process. Any use of the modeling of a third-party organization within this report does not constitute or imply an endorsement by Equinor of any or all of the positions or activities of such organization.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our annual report on Form 20-F, SEC File No. 1-15200, which is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this integrated annual report, either to make them conform to actual results or changes in our expectations.

Forside – Montering av tårnstrukturer til Hywind Tampen flytende havvindpark, på Wergeland base i Gulen, Sogn og Fjordane.

Foto:
Forside, 259, Jan Arne Wold
Sider 2, 5, 13, 14, 18, 26, 31, 32, 35, 37, 41, 43, 44, 57, 60, 62, 68, 81, 85, 92, 95, 104, 119, 120, 123, 131, 235, 250, 294, Ole Jørgen Bratland
Sider 4, 48, Øivind Haug
Sider 6, 8, 21, 38, 50, 97, 99, 257, Einar Aslaksen
Sider 12, 19, Rino Engdal
Sider 17, 65, Arne Reidar Mortensen
Side 27, Signal2Noise
Side 36, Woo-Kyoung Kim
Side 39, Elisabeth Sahl/Roar Lindefjeld
Side 42, Jakob Helbig
Side 63, Olaf Nagelhus
Side 72, Even Fløgstad
Side 73, Thomas Priskorn
Side 84, Jonny Engelsvoll
Side 88, The Film Agency Oslo
Side 93, Øyvind Gravås
Side 106, Lizette Bertelsen/Jonny Engelsvoll
Side 107, Jan Arne Wold/Roar Lindefjeld
Side 108, Anne Lise Norheim
Side 110, Rodrigo Abreu de Oliveira Santos/Roberto Antunes Kattan
Sider 113, 130, Michal Wachucik
Side 115, Dalian
Side 118, Helge Hansen
Side 129, Manfred Jarisch

Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone: +47 51 99 00 00
www.equinor.com